As filed with the Securities and Exchange Commission on August 25, 2017

Registration Statement No. 333-219274

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ALEXANDER & BALDWIN REIT HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Hawaii	6500	45-4849780
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

822 Bishop Street

Honolulu, Hawaii 96813

808-525-6611

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alyson J. Nakamura

Corporate Secretary

Alexander & Baldwin REIT Holdings, Inc.

822 Bishop Street

Honolulu, Hawaii 96813

(808) 525-6611

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Correspondence to:

Marc S. Gerber

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, D.C. 20005

Telephone: (202) 371-7000

Facsimile: (202) 393-5760

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer)  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 25, 2017

822 Bishop Street, Honolulu, Hawaii 96813

PROXY STATEMENT/PROSPECTUS

A HOLDING COMPANY MERGER IS PROPOSED YOUR VOTE IS VERY IMPORTANT

To the Shareholders of Alexander & Baldwin, Inc.:

I am pleased to invite you to attend a special meeting of the shareholders of Alexander & Baldwin, Inc., a Hawaii corporation (“A&B” or the “Company”), to be held at A&B’s headquarters, 822 Bishop Street, Honolulu, Hawaii, on [●], [●], 2017 at [●] a.m., Honolulu time.

As previously announced, on July 10, 2017, the A&B board of directors unanimously approved a plan for A&B to be subject to tax as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2017. This decision follows the previously announced board authorization for us to conduct an in-depth exploration of converting to a REIT, pursuant to which we took a number of steps to begin operating in compliance with the requirements for qualification and taxation as a REIT under the Internal Revenue Code of 1986, or the “Code,” and those requirements, the “REIT requirements.” We refer to the steps necessary for A&B to begin operating in compliance with the REIT requirements for the taxable year ending December 31, 2017 as the “REIT conversion.” (For more information on the REIT conversion, see “Background of the REIT Conversion and the Merger,” beginning on page 51 of this proxy statement/prospectus.)

Although we have begun operating in compliance with the REIT requirements for the taxable year ending December 31, 2017, we intend to take an additional step to facilitate our ongoing compliance with those requirements—a merger that will create a new holding company structure for A&B. On July 10, 2017, A&B entered into an Agreement and Plan of Merger, which we refer to as the “merger agreement,” with Alexander & Baldwin REIT Holdings, Inc., a Hawaii corporation and a direct, wholly owned subsidiary of A&B (“A&B REIT Holdings”), and A&B REIT Merger Corporation, a Hawaii corporation and a direct, wholly owned subsidiary of A&B REIT Holdings (“Merger Sub”). Pursuant to the merger agreement, Merger Sub will merge with and into A&B, with A&B continuing as the surviving corporation. As a result of the merger, A&B REIT Holdings will replace A&B as the Hawaii-based, publicly held corporation through which our operations are conducted, and promptly following the merger, A&B REIT Holdings will be renamed “Alexander & Baldwin, Inc.”

The merger will facilitate our ongoing compliance with the REIT requirements by ensuring that certain standard REIT ownership limitations and transfer restrictions apply to our capital stock. In the merger, your existing shares of A&B common stock will be automatically converted, on a one-for-one basis, into shares of A&B REIT Holdings common stock. As a result, you will own the same number and percentage of shares of A&B REIT Holdings common stock as you own of A&B common stock immediately before the merger. We expect the shares of A&B REIT Holdings common stock to trade on the New York Stock Exchange under A&B’s current trading symbol, “ALEX.” The merger will be tax-free for A&B shareholders.

The total number of shares of A&B REIT Holdings common stock to be issued in the merger will not be known until immediately prior to completing the merger, but may be up to approximately 50.2 million shares of A&B REIT Holdings common stock, based on the number of shares of A&B common stock currently outstanding and that may be issuable pursuant to outstanding options or restricted stock units prior to the date the merger is expected to be completed. On July 7, 2017, the last trading day before announcement of the proposed merger, the closing price per share of A&B common stock was $41.31.

At the special meeting, you will be asked to vote on a proposal, which we refer to as the “holding company merger proposal,” to approve the merger agreement. Approval of the holding company merger proposal requires the affirmative vote of the holders of at least a majority of all of the issued and outstanding shares of A&B common stock entitled to vote on the proposal.

After careful consideration, our board of directors has determined that the merger agreement is advisable and in the best interests of our shareholders and unanimously recommends that you vote “FOR” the holding company merger proposal.

Your vote is important—no matter how many or how few shares you may own. Regardless of whether you plan to attend the special meeting, please vote as soon as possible. If you hold stock in your name as a shareholder of record, you may vote via the Internet, by telephone or by signing, dating and mailing the enclosed proxy card. Specific instructions for shareholders of record who wish to use Internet or telephone voting procedures are included in this proxy statement/prospectus. Any shareholder attending the special meeting may vote in person even if a proxy has been returned.

The accompanying notice of meeting and this proxy statement/prospectus provide specific information about the special meeting and the proposals to be considered at the special meeting. We encourage you to read this entire proxy statement/prospectus carefully, and we especially encourage you to read the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 25.

Thank you for your continued support of A&B.

Sincerely,

CHRISTOPHER J. BENJAMIN President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [●], 2017, and is being first mailed to A&B shareholders on or about [•], 2017.

822 Bishop Street, Honolulu, Hawaii 96813

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [●], 2017

A special meeting of shareholders of Alexander & Baldwin, Inc. (“A&B”) will be held at A&B’s headquarters, 822 Bishop Street, Honolulu, Hawaii, on [●], [●], 2017 at [●] a.m., Honolulu time, to consider and vote upon the following proposals:

1.	A proposal, which we refer to as the “holding company merger proposal,” to approve an Agreement and Plan of Merger, dated as of July 10, 2017, by and among Alexander & Baldwin, Inc., Alexander & Baldwin REIT Holdings, Inc. and A&B REIT Merger Corporation, which is being implemented to facilitate our ongoing compliance with certain REIT requirements. The Agreement and Plan of Merger is attached to the accompanying proxy statement/prospectus as Annex A.

2.	A proposal, which we refer to as the “adjournment proposal,” to approve, if necessary, the adjournment of the special meeting to solicit additional proxies in favor of the holding company merger proposal.

No other matters of business are anticipated to be presented for action at the special meeting or at any adjournment or postponement thereof.

Our board of directors has unanimously determined that the Agreement and Plan of Merger is advisable and in the best interests of our shareholders, and unanimously recommends that shareholders vote “FOR” the holding company merger proposal and “FOR” the adjournment proposal.

Shareholders as of the record date are entitled to assert dissenters’ rights under Part XIV of Chapter 414 of the Hawaii Business Corporation Act with respect to the holding company merger proposal. A copy of Part XIV is attached to the accompanying proxy statement/prospectus as Annex D.

The A&B board of directors has fixed [●], 2017 as the record date for the special meeting. Only holders of record of shares of A&B common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the special meeting and any adjournment or postponement thereof. A&B shareholders will be asked at the meeting to present valid photo identification. Shareholders holding stock in brokerage accounts must present a copy of a brokerage statement reflecting A&B stock ownership as of the record date.

Your vote is important. Regardless of whether you plan to attend the special meeting, please vote as soon as possible. If you hold stock in your name as a shareholder of record, you may vote via the Internet, by telephone or by signing, dating and mailing the enclosed proxy card. Specific instructions for shareholders of record who wish to use Internet or telephone voting procedures are included in the accompanying proxy statement/prospectus. Any shareholder attending the special meeting may vote in person even if a proxy has been returned.

By Order of the Board of Directors,
ALYSON J. NAKAMURA Corporate Secretary and Assistant General Counsel
[●], 2017

ADDITIONAL INFORMATION

As permitted under the rules of the Securities and Exchange Commission, or the “SEC,” this proxy statement/prospectus incorporates by reference important business and financial information about us that is contained in documents filed with the SEC that are not included in or delivered with this proxy statement/prospectus. You may obtain copies of these documents, without charge, from the web site maintained by the SEC at www.sec.gov, as well as other sources. See “Where You Can Find Additional Information” beginning on page 163. The SEC’s website is included in this proxy statement/prospectus and any applicable prospectus supplement as an inactive textual reference only. The information contained on the SEC’s website is not incorporated by reference into this proxy statement/prospectus and should not be considered to be part of this proxy statement/prospectus, except as expressly described herein.

You may also obtain copies of the documents incorporated by reference into this proxy statement/prospectus, without charge, from A&B by writing or calling:

Alexander & Baldwin, Inc.

822 Bishop Street

Honolulu, Hawaii 96813

Attention: Alyson J. Nakamura

Telephone: (808) 525-8450

In addition, you may obtain copies of the documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from the proxy solicitor for the merger at the following address and telephone numbers:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Banks and Brokerage Firms, Please Call: (203) 658-9400

Holders Call Toll Free: (800) 662-5200

Email: ALEX.info@morrowsodali.com

Exhibits to such documents will not be sent unless those exhibits have been specifically incorporated by reference into this proxy statement/prospectus.

To receive timely delivery of requested documents in advance of the special meeting, you should make your request no later than [●], 2017.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which is sometimes referred to as this “proxy statement/prospectus,” constitutes a proxy statement of A&B under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, and a notice of meeting with respect to the special meeting of A&B shareholders described within to consider and vote on the holding company merger proposal and the adjournment proposal. This document also constitutes a prospectus of A&B REIT Holdings under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), which is part of the registration statement on Form S-4 filed by A&B REIT Holdings to register with the SEC the shares of common stock of A&B REIT Holdings to be issued pursuant to the merger agreement.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is a part to vote on the proposals being presented at the special meeting. No one has been authorized to provide you with additional or different information.

This proxy statement/prospectus is dated [●], 2017. You should not assume the information contained in this proxy statement/prospectus is accurate as of any date other than this date, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of A&B REIT Holdings common stock pursuant to the merger agreement implies that information is accurate as of any other date. We are not making an offer to exchange or sell (or soliciting any offer to buy) any securities, or soliciting any proxy, in any jurisdiction where it is unlawful to do so.

Except as otherwise provided herein, all descriptions of the merger and the effects of the merger assume that no A&B shareholders exercise dissenters’ rights under Hawaii law. A copy of the Hawaii statutory provisions relating to dissenters’ rights is included as Annex D to this proxy statement/prospectus, and a summary of these provisions can be found in the section of this proxy statement/prospectus entitled “The Holding Company Merger Proposal—Dissenters’ Rights.”

To facilitate the reading of this proxy statement/prospectus, in referring to “the merger,” we are referring to the merger of Merger Sub with and into A&B, with A&B continuing as the surviving entity, as contemplated by the merger agreement. Unless otherwise specifically stated or the context otherwise requires, in referring to “we,” “our,” “us” and other first person declarations, we are referring to Alexander & Baldwin, Inc. and its subsidiaries with respect to the period prior to the merger, and to Alexander & Baldwin REIT Holdings, Inc. and its subsidiaries with respect to the period after the merger.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

What follows are questions that you, as a shareholder of A&B, may have regarding the special meeting, and the answers to those questions. You are urged to carefully read this entire proxy statement/prospectus, including the annexes, and the other documents referred to in this proxy statement/prospectus because the information in this section may not provide all of the information that might be important to you with respect to the special meeting or the proposals to be voted on at the special meeting.

What is the purpose of the special meeting?

The purpose of the special meeting is to consider and vote upon the following proposals:

•	Proposal No. 1: A proposal, which we refer to as the “holding company merger proposal,” to approve the merger agreement, which is being implemented to facilitate our ongoing compliance with certain REIT requirements.

•	Proposal No. 2: A proposal, which we refer to as the “adjournment proposal,” to approve, if necessary, the adjournment of the special meeting to solicit additional proxies in favor of the holding company merger proposal.

Where and when is the special meeting?

The special meeting will be held at A&B’s headquarters, 822 Bishop Street, Honolulu, Hawaii, on [●], [●], 2017 at [●] a.m., Honolulu time.

Who may attend the special meeting?

All A&B shareholders as of the record date are invited to attend the special meeting. If you are the beneficial owner of shares held in the name of your broker, bank or other nominee, you must bring proof of ownership as of the record date (for example, a current broker’s statement) to be admitted to the special meeting. Shareholders will be asked to present valid photo identification.

Who is entitled to vote at the special meeting?

You are entitled to receive notice of, and to vote at, the special meeting if you own shares of A&B common stock at the close of business on [●], 2017, the record date for the special meeting. At the close of business on the record date, there were [●] shares of A&B common stock issued and outstanding.

How does the A&B board of directors recommend that I vote?

The board of directors recommends that you vote “FOR” the holding company merger proposal and “FOR” the adjournment proposal.

What constitutes a quorum for the special meeting?

In order to take action on the proposals at the special meeting, a quorum, consisting of the holders of a majority of the issued and outstanding shares entitled to vote, must be present in person or by proxy. Abstentions will be counted as shares that are present for purposes of determining whether there is a quorum at the special meeting.

What is the vote required to approve each proposal at the special meeting?

The affirmative vote of the holders of at least a majority of all the issued and outstanding shares of common stock is required to approve the holding company merger proposal. Provided a quorum is present, the affirmative vote of the holders of a majority of the shares of common stock present in person or by proxy at the special meeting, and entitled to vote thereat, is required to approve the adjournment proposal.

How do I vote without attending the special meeting?

If you are a shareholder of record of A&B, you may submit a proxy by telephone, via the Internet or by mail.

•	Submitting a Proxy by Telephone: You can submit a proxy for your shares by telephone until 11:59 p.m. Eastern Daylight Time (5:59 p.m. Honolulu Time), on [●], 2017, by calling 1-800-652-VOTE (8683). Telephone proxy submission is available 24 hours a day. Easy-to-follow voice prompts allow you to submit a proxy for your shares and confirm that your instructions have been properly recorded. Our telephone proxy submission procedures are designed to authenticate shareholders by using individual control numbers.

•	Submitting a Proxy Via the Internet: You can submit a proxy via the Internet until 11:59 p.m. Eastern Daylight Time (5:59 p.m. Honolulu Time), on [●], 2017, by accessing the website listed on your proxy card, www.envisionreport.com/ALEX-Special, and following the instructions you will find on the website. Internet proxy submission is available 24 hours a day. As with telephone proxy submission, you will be given the opportunity to confirm that your instructions have been properly recorded.

•	Submitting a Proxy by Mail: If you choose to submit a proxy by mail, simply mark the enclosed proxy card, date and sign it, and return it in the postage paid envelope provided.

By casting your vote in any of these three ways, you are authorizing the individuals listed on the proxy to vote your shares in accordance with your instructions. You may also attend the special meeting and vote in person.

If you hold your stock in “street name” through a broker, bank or other nominee, you must provide instructions on voting to your broker, bank or other nominee holder.

Can I vote my shares in person at the special meeting?

Yes. If you decide to join us in person at the special meeting and you are a “shareholder of record,” you may vote your shares in person at the special meeting. If your shares are held in “street name” by a broker, bank or other nominee, you must obtain a proxy from your broker, bank or other nominee, giving you the right to vote the shares at the special meeting.

What is the difference between a “shareholder of record” and a “street name” holder?

These terms describe how your shares are held. If your shares are registered directly in your name with our independent transfer agent and registrar, Computershare Shareowner Services LLC, you are a “shareholder of record.” If your shares are held in the name of a broker, bank or other nominee as a custodian, you are a “street name” holder and you are considered the “beneficial owner” of the shares. As the beneficial owner of shares, you have the right to direct your broker, bank or other nominee how to vote your shares, and you will receive separate instructions from your broker, bank or other holder of record describing how to vote your shares.

What happens if I don’t vote or abstain from voting?

The failure to submit a proxy or to otherwise appear at the special meeting could be a factor in establishing a quorum for the special meeting, which is required to transact business at the meeting. Provided a quorum is present for the special meeting, the failure to vote, either in person or by proxy, will have no effect on the outcome of the vote on the adjournment proposal, but will have the same effect as a vote “AGAINST” the holding company merger proposal.

Abstaining from voting on either proposal will have the same effect as a vote “AGAINST” the proposal.

If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

No. Your broker, bank or other nominee cannot vote your shares without instructions from you. You should instruct your broker, bank or other nominee as to how to vote your shares, following the directions your broker, bank or other nominee provides to you. Please check the voting form used by your broker, bank or other nominee. Your failure to provide voting instructions to your broker, bank or other nominee will have no effect on the outcome of the vote on the adjournment proposal, but will have the same effect as a vote “AGAINST” the holding company merger proposal.

How will my shares be voted if I give my proxy but do not specify how my shares should be voted?

If you provide specific voting instructions, your shares will be voted at the special meeting in accordance with your instructions. If you hold shares in your name and sign and return a proxy card without giving specific voting instructions, your shares will be voted “FOR” each of the proposals in accordance with the A&B board of directors’ recommendations.

Can I change my vote after I have submitted a proxy?

Yes. You may revoke your proxy at any time before it is exercised by:

•	delivering to the Corporate Secretary a written notice of revocation, dated later than the proxy, before the vote is taken at the special meeting;

•	delivering to the Corporate Secretary an executed proxy bearing a later date before the vote is taken at the special meeting;

•	submitting a proxy on a later date by telephone or via the Internet before 11:59 p.m., Eastern Daylight Time (5:59 p.m., Honolulu Time), on [●], 2017 (in which case, only your last telephone or Internet proxy will be counted); or

•	attending the special meeting and voting in person. Your attendance at the special meeting, in and of itself, will not revoke the proxy.

Any written notice of revocation, or later-dated proxy, may be hand delivered to the Corporate Secretary at the special meeting before voting begins or may be delivered by mail to the following address:

Alyson J. Nakamura

Corporate Secretary and Assistant General Counsel

Alexander & Baldwin, Inc.

822 Bishop Street

Honolulu, Hawaii 96813

(808) 525-8450

If your shares are held in “street name” by a broker, bank or other nominee, you must follow the instructions provided by the broker, bank or other nominee if you wish to change your vote.

Who will conduct the proxy solicitation and how much will it cost?

The A&B proxy accompanying this proxy statement/prospectus is solicited on behalf of A&B’s board of directors. A&B will pay the costs of printing and mailing this proxy statement/prospectus to A&B shareholders and all other costs incurred by it in connection with the solicitation of proxies from its shareholders on behalf of its board of directors. In addition to solicitation of proxies by mail, officers, employees and directors of A&B and its subsidiaries may solicit proxies from shareholders in person or by telephone, email or other appropriate means without additional compensation, other than reimbursement for their actual expenses.

A&B has retained Morrow Sodali LLC, a proxy solicitation firm, to assist us in the solicitation of proxies for the special meeting. A&B will pay Morrow Sodali LLC a fee of approximately $12,500 and reimburse the firm for reasonable out-of-pocket expenses.

Arrangements also will be made with brokerage firms and other persons that are record holders of A&B common stock to forward proxy soliciting material to the beneficial owners of the stock and secure their voting instructions. A&B will reimburse the record holders for their reasonable out-of-pocket expenses in taking those actions.

Where can I find the voting results of the special meeting?

We will announce preliminary voting results at the special meeting and publish final results on a Current Report on Form 8-K filed with the SEC within four business days after the special meeting.

What do I need to do now?

You should carefully read and consider the information contained in this proxy statement/prospectus, including its annexes. It contains important information about what the board of directors of A&B considered in evaluating, approving and implementing the REIT conversion and adopting the merger agreement.

You should then complete and sign your proxy card and return it in the enclosed envelope as soon as possible so that your shares will be represented at the special meeting, or vote your proxy by telephone or over the Internet in accordance with the instructions on your proxy card. If your shares are held through a broker, bank or other nominee, you should receive a separate voting instruction form with this proxy statement/prospectus.

Whom should I call with questions?

If you have any questions regarding voting your A&B shares or the special meeting, you may call Alyson J. Nakamura at (808) 525-8450 or Morrow Sodali LLC, A&B’s proxy solicitor, at (203) 658-9400, or toll-free at (800) 662-5200.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE REIT CONVERSION

What follows are questions that you, as a shareholder of A&B, may have regarding the merger and the REIT conversion, and the answers to those questions. You are urged to carefully read this entire proxy statement/prospectus, including the annexes, and the other documents referred to in this proxy statement/prospectus because the information in this section may not provide all of the information that might be important to you with respect to the merger and the REIT conversion.

What will happen in the merger?

In the merger, Merger Sub will merge with and into A&B, with A&B continuing as the surviving corporation, and each outstanding share of A&B common stock (other than shares held by shareholders that properly exercise dissenters’ rights) will automatically be converted into one share of A&B REIT Holdings common stock. As a result of the merger:

•	Shareholders of A&B immediately prior to the merger (other than shareholders that properly exercise dissenters’ rights) will become shareholders of A&B REIT Holdings;

•	A&B REIT Holdings will replace A&B as the Hawaii-based, publicly held corporation through which our operations are conducted and will (through its subsidiaries) conduct all of the operations conducted by A&B immediately prior to the merger; and

•	A&B will become a direct, wholly owned subsidiary of A&B REIT Holdings.

Promptly following consummation of the merger, (i) A&B will be converted into a Hawaii limited liability company and will change its name to “Alexander & Baldwin Investments, LLC,” which we refer to as the “LLC conversion,” and (ii) A&B REIT Holdings will change its name to “Alexander & Baldwin, Inc.” We expect that A&B REIT Holdings common stock will be listed on the New York Stock Exchange (the “NYSE”) under A&B’s current trading symbol, “ALEX.”

What are the reasons for the merger?

As previously announced, on July 10, 2017, the A&B board of directors unanimously approved a plan for A&B to be subject to tax as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with our 2017 taxable year. We intend to complete the merger to facilitate our ongoing compliance with the REIT requirements by ensuring that certain standard REIT ownership limitations and transfer restrictions apply to our capital stock. To review the background of, and the reasons for, the merger in greater detail, see “Background of the REIT Conversion and the Merger” beginning on page 51 and “Reasons for the REIT Conversion and the Merger” beginning on page 53.

Who will be the members of the board of directors and management of A&B REIT Holdings after the merger?

A&B expects that A&B REIT Holdings’ directors and executive officers following the merger will be the same as those of A&B immediately prior to the merger.

Will I have to pay U.S. federal income taxes as a result of the merger?

No. You will not recognize any gain or loss upon the conversion of your shares of A&B common stock into shares of A&B REIT Holdings common stock. However, if we are not a “domestically controlled qualified investment entity,” within the meaning of the Code, and you are a non-U.S. person who owns or has owned more than 10% of the outstanding A&B common stock, it may be necessary for you to comply with reporting and other requirements of the regulations promulgated by the U.S. Department of the Treasury, or the “Treasury

regulations,” to achieve the nonrecognition of gain on the exchange of your A&B common stock for A&B REIT Holdings common stock in the merger. See “U.S. Federal Income Tax Considerations” beginning on page 141 for additional detail on the U.S. federal income tax consequences of the merger. We urge you to consult your tax advisor regarding the specific tax consequences, including the federal, state, local and foreign tax consequences, to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging or otherwise disposing of A&B common stock or A&B REIT Holdings common stock.

Will I be required to exchange my shares in connection with the merger?

No. In the merger, your shares of A&B common stock (whether held in book-entry form or certificated form) will automatically be converted into an equal number of shares of A&B REIT Holdings common stock.

If you hold your shares in book-entry form, meaning they are uncertificated, you will receive a notice of the completion of the merger within a reasonable period of time following the merger, and your shares of A&B REIT Holdings common stock received in merger will continue to exist in uncertificated form. If you hold certificates representing outstanding shares of A&B common stock, they will represent, after the merger, an equal number of shares of A&B REIT Holdings common stock. Within a reasonable period of time following the merger, you will be mailed a letter of transmittal containing instructions for surrendering your certificates, if you so choose, in exchange for A&B REIT Holdings stock certificates or uncertificated shares of A&B REIT Holdings common stock in book-entry form. Please do not send in your stock certificates now.

How will being a shareholder of A&B REIT Holdings differ from being a shareholder of A&B?

Prior to the merger, your rights as a shareholder of A&B are governed by the Hawaii Business Corporation Act, or the “HBCA,” and A&B’s articles of incorporation and bylaws. Upon completion of the merger, your rights as a shareholder of A&B REIT Holdings will be governed by the HBCA and A&B REIT Holdings’ articles of incorporation and bylaws. Generally, A&B REIT Holdings’ articles of incorporation and bylaws are similar to A&B’s articles of incorporation and bylaws, except that:

•	A&B REIT Holdings’ articles of incorporation include certain standard REIT ownership limitations and transfer restrictions that are intended to facilitate our ongoing compliance with REIT requirements;

•	A&B REIT Holdings’ articles of incorporation do not include the ownership limitations and transfer restrictions contained in A&B’s articles of incorporation that are intended to ensure A&B’s compliance with certain U.S. maritime and vessel documentation laws, which are no longer applicable to A&B; and

•	A&B REIT Holdings’ articles of incorporation and bylaws implement several corporate governance changes designed to enhance your rights as a shareholder, including (i) the elimination of our classified board structure and the implementation of annual elections for the board of directors, (ii) the implementation of a majority voting standard for uncontested director elections and (iii) the elimination of supermajority voting requirements to amend our articles of incorporation.

For more information, see “Description of A&B REIT Holdings Capital Stock” beginning on page 124 and “Comparative Rights of Holders of A&B REIT Holdings Capital Stock and A&B Capital Stock” beginning on page 134.

When is the merger expected to be completed?

We expect to complete the merger on or about [●], 2017 or as soon as possible thereafter. However, we may delay completion of the merger or may terminate the merger agreement and abandon the merger at any time prior to the consummation of the merger, whether before or after the special meeting, should our board of directors determine, for any reason, that such action would be in the best interests of A&B or its shareholders.

What are some of the risks associated with the merger?

There are a number of risks relating to the merger, including the risk that the REIT ownership limitations and transfer restrictions that will apply to our capital stock after the merger may have the potential effect of delaying, deterring or preventing a transaction or a change in control that might involve a premium price for our capital stock or otherwise be in the best interests of our shareholders. To review in greater detail the risks associated with the merger, see “Risk Factors—Risks Related to REIT Status and the Merger” beginning on page 25.

Am I entitled to dissenters’ rights in connection with the merger?

Yes. You are entitled to dissenters’ rights under Section 414-342 of the HBCA. For more information, see “The Holding Company Merger Proposal—Dissenters’ Rights” beginning on page 58.

How do I exercise my dissenters’ rights?

Before the vote is taken at the special meeting, you must deliver written notice to A&B of your intent to demand payment for your A&B shares if the merger is effectuated. You must not vote in favor of the holding company merger proposal or you will forfeit your dissenters’ rights. If the merger is approved by holders of the requisite number of A&B shares and ultimately consummated, no later than 10 days thereafter, A&B will deliver a dissenters’ notice to all dissenting shareholders, which will include additional information on the procedures for perfecting your dissenters’ rights. If you perfect your dissenters’ rights, your shares of A&B common stock will not be converted into shares of A&B REIT Holdings common stock in the merger, and A&B will be obligated to pay you the amount that A&B estimates to be the fair value of your A&B shares, plus accrued interest. If you are unsatisfied with A&B’s estimate, you may object, and if you and A&B cannot settle on the fair value, the fair value will be determined by a court in Hawaii.

For more information, see “The Holding Company Merger Proposal—Dissenters’ Rights” beginning on page 58.

What is a REIT?

A REIT is a company that qualifies for special treatment for U.S. federal income tax purposes because, among other things, it derives most of its income from real estate and makes a special election under the Code. We operate as a REIT that principally invests in, and derives most of its income from, commercial properties, primarily in the State of Hawaii.

A corporation that qualifies as a REIT generally is not subject to U.S. federal corporate income tax on its net income that is distributed to its shareholders. We will continue to pay U.S. federal income tax on earnings from assets and operations held by taxable REIT subsidiaries, or “TRSs.” In the case of A&B, this primarily includes our active real estate development-for-sale projects, our diversified agricultural activities, our renewable energy investments and our materials and construction business. In addition, we may be subject to various other federal, state, local and foreign taxes on our assets and operations.

What key steps has A&B taken as part of its REIT conversion?

To comply with certain REIT requirements, we generally hold our non-REIT assets and operations through one or more TRSs. A TRS is a subsidiary of a REIT that is generally subject to corporate income tax on its earnings.

We have completed the internal reorganization transactions necessary for us to begin operating in compliance with the REIT requirements for the taxable year ending December 31, 2017. The businesses that we initially contributed to, or retained in, subsidiaries that elected to be treated as TRSs commencing with the taxable year ending December 31, 2017 principally consisted of our active real estate development-for-sale projects, our diversified agricultural activities, our renewable energy investments and our materials and construction business. Net income from our TRSs either will be retained by our TRSs and used to fund their operations, or will be transferred to us, where it will either be reinvested by us into our business or available for distribution to our shareholders. For more information regarding the requirements and limitations of our use of TRSs, see “U.S. Federal Income Tax Considerations—Taxation of A&B REIT Holdings—Effect of Subsidiary Entities” beginning on page 146.

What are the reasons for the REIT conversion and the anticipated REIT election?

We completed the REIT conversion and intend to elect to be subject to tax as a REIT primarily for the following reasons:

•	To compete with institutional investors for Hawaii properties: We believe that our REIT status will enhance our ability to pursue our core strategy of investing in Hawaii assets and communities. In particular, we believe that REIT status will provide us with greater ability to compete on a level playing field with institutional investors for Hawaii commercial properties, positioning us to increase investment in the state and keep more Hawaii properties in local hands.

•	To increase shareholder value: As a REIT, we believe we will be able to increase shareholder value and benefit from a lower cost of capital compared to a regular C corporation as a result of higher distributions and improved liquidity of our common stock.

•	To return capital to shareholders: We believe that our REIT status will allow us to increase our regular cash distributions, which may broaden the appeal of our common stock to investors seeking dividends.

•	To expand our base of potential shareholders: As a REIT, we believe our shareholder base will expand to include REIT-focused investors and investors attracted by dividends, which should improve the liquidity of our common stock.

To review the background of, and the reasons for, the REIT conversion in greater detail, see “Background of the REIT Conversion and the Merger” beginning on page 51 and “Reasons for the REIT Conversion and the Merger” beginning on page 53.

What are some of the risks associated with REIT status?

There are a number of risks relating to REIT status, including the following:

•	Qualifying and remaining qualified to be taxed as a REIT involves highly technical and complex provisions of the Code. If we fail to remain qualified as a REIT, we will be subject to tax at regular corporate rates without a deduction for dividends paid and will have reduced funds available for distribution to our shareholders.

•	There is no assurance that our cash flows from operations will be sufficient for us to fund required distributions.

•	We must continue to comply with the REIT requirements, which may hinder our ability to make certain attractive investments, including investments in our TRS businesses.

To review in greater detail the risks associated with REIT status, see “Risk Factors—Risks Related to REIT Status and the Merger” beginning on page 25. In reaching its determination to approve a plan for A&B to be subject to tax as a REIT, our board of directors considered these risks and other potential disadvantages of REIT status, as more fully described in “Background of the REIT Conversion and the Merger” beginning on page 51 and “Reasons for the REIT Conversion and the Merger” beginning on page 53.

Will A&B’s operating strategy change as a result of our anticipated REIT election?

We do not anticipate that our current operating strategy will change in any material respect as a result of our anticipated REIT election. As mentioned above, we expect that REIT status will enhance our ability to pursue our core strategy of investing in Hawaii assets and communities. In addition, although the REIT requirements impose certain limitations on our activities, we believe that REIT status will not prevent us from continuing to operate in our real estate development-for-sale, diversified agricultural, renewable energy and materials and construction businesses.

What distributions will I receive as a result of our REIT status?

Special Distribution

A REIT is required to distribute any earnings and profits accumulated during years when the company or its predecessor was taxed as a C corporation. For us to elect REIT status for our 2017 taxable year, we must declare one or more distributions to our shareholders, on or before December 31, 2017, of our previously undistributed earnings and profits attributable to the taxable periods ended on or prior to December 31, 2016, which we refer to as our “non-REIT earnings and profits.” In addition, to qualify as a REIT, we generally must annually distribute to our shareholders an amount at least equal to 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding any net capital gains).

Therefore, for purposes of continuing to qualify as a REIT, we plan to distribute our non-REIT earnings and profits and a substantial portion of our estimated REIT taxable income for the 2017 and 2018 taxable years by making a one-time special distribution to our shareholders, which we refer to as the “Special Distribution.” We expect to pay the Special Distribution in a combination of cash and our common stock, with each shareholder being permitted to elect to receive the shareholder’s entire entitlement under the Special Distribution in either cash or common stock, subject to a limit on the total amount of cash that will be payable in the Special Distribution. For additional information, see “The Special Distribution” on page 62 and “U.S. Federal Income Tax Considerations—Taxation of A&B REIT Holdings Shareholders” on page 155.

We expect that that the Special Distribution will be declared in the fourth quarter of 2017 and paid in January 2018. The details and consequences of the Special Distribution will be described in the election form and accompanying materials that will be mailed to shareholders in connection with the Special Distribution.

Any A&B shareholders who dispose of their shares of A&B common stock before the record date for the Special Distribution will not be entitled to receive the Special Distribution.

Regular Distributions

As noted above, to qualify as a REIT, we generally must annually distribute to our shareholders an amount at least equal to 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding any net capital gains). We refer to this requirement as the “regular REIT distribution requirement.” Generally, we expect to distribute all or substantially all of our REIT taxable income, including net capital gains, so as to not be subject to the income or excise tax on undistributed REIT taxable income.

We plan to distribute a substantial portion of our estimated REIT taxable income for the 2017 and 2018 taxable years as part of the Special Distribution and expect A&B REIT Holdings to pay dividends at least annually to comply with the regular REIT distribution requirement and consistent with our distribution policy. The amount, timing, form and frequency of distributions, however, will be at the sole discretion of the board of directors and will be based upon various factors, many of which are beyond our control. For additional information, see “Dividend and Distribution Policy” on page 61.

CORPORATE STRUCTURE

The following diagrams summarize our corporate structure before and after the merger.

(1)	TRSs are subject to tax on their taxable income at regular corporate rates.
(2)	Recently formed for the purpose of participating in the merger.
(3)	Former shareholders of Alexander & Baldwin, Inc.
(4)	To be renamed “Alexander & Baldwin, Inc.”
(5)	To be converted to a Hawaii limited liability company and renamed “Alexander & Baldwin Investments, LLC” promptly after the merger.

SUMMARY

This section highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To more fully understand the REIT conversion, the merger and the other transactions related to our anticipated REIT election, you are urged to carefully read this entire proxy statement/prospectus, including the annexes, and the other documents referred to in this proxy statement/prospectus. You can find information with respect to these other documents in “Where You Can Find Additional Information” beginning on page 163.

The Principal Parties

Alexander & Baldwin, Inc.

822 Bishop Street

Honolulu, Hawaii 96813

Telephone: (808) 525-6611

A&B is a Hawaii real estate company whose history in Hawaii dates back to 1870. Over the years, A&B has evolved from a 571-acre sugar plantation on Maui to become one of Hawaii’s premier real estate companies and the owner of the largest grocery/drugstore-anchored shopping center portfolio in the state. A&B’s assets include:

•	a high-quality commercial real estate portfolio, comprising 2.9 million square feet in Hawaii (1.8 million square feet on the Mainland), making A&B the state’s largest owner of grocery/drugstore-anchored retail properties and the second largest owner of retail assets in Hawaii (by gross leasable area);

•	a portfolio of high-quality, primarily retail and industrial, ground leases totaling 116 acres;

•	more than 87,000 acres in Hawaii, making it the state’s fourth largest private landowner (by acreage);

•	a real estate development pipeline with over 1,500 fully zoned residential and commercial units across Hawaii; and

•	Hawaii’s largest materials and construction business, which has a greater than 50 percent share of the Hawaii market.

A&B operates in three segments: Commercial Real Estate, Land Operations and Materials & Construction. A description of each of A&B’s segments follows:

Commercial Real Estate: includes leasing, property management, redevelopment and development-for-hold activities. Significant assets include improved commercial real estate and primarily retail and industrial ground leases. Income from this segment is principally generated by leasing real estate assets.

Land Operations: includes planning, zoning, financing, constructing, purchasing, managing, selling and investing in real property; leasing agricultural land; generating energy from renewable sources; and developing and managing diversified agribusiness operations. Primary assets include landholdings, renewable energy assets (investments in hydroelectric and solar facilities and power purchase agreements) and development projects. Income from this segment is principally generated by development sales and fees, parcel sales, renewable energy operations, agricultural leases and select farming operations.

Materials & Construction: includes performing asphalt paving as prime contractor and subcontractor; importing and selling liquid asphalt; mining, processing and selling basalt aggregate; producing and selling asphaltic and ready-mix concrete; providing and selling various construction- and traffic-control-related products; and manufacturing and selling precast concrete products. Assets include two grade A (prime) rock quarries, an asphalt storage terminal, paving hot mix plants and quarry and paving equipment. Income from this segment is generated principally by materials supply and paving construction.

A&B is a Hawaii corporation. Our headquarters are located at 822 Bishop Street, Honolulu, Hawaii 96813, and the telephone number at this location is (808) 525-6611. Additional information about us is available on our website at www.alexanderbaldwin.com. The contents of our website are not incorporated herein by reference and are not deemed to be part of this proxy statement/prospectus.

Alexander & Baldwin REIT Holdings, Inc.

822 Bishop Street

Honolulu, Hawaii 96813

Telephone: (808) 525-6611

A&B REIT Holdings, a Hawaii corporation, is a newly formed, direct, wholly owned subsidiary of A&B. A&B formed A&B REIT Holdings for the purpose of participating in the merger. Prior to the merger, A&B REIT Holdings will have no assets other than the stock of Merger Sub and no operations other than those incident to its formation and participation in the transactions contemplated by the merger agreement.

A&B REIT Merger Corporation

822 Bishop Street

Honolulu, Hawaii 96813

Telephone: (808) 525-6611

Merger Sub, a Hawaii corporation, is a newly formed, direct, wholly owned subsidiary of A&B REIT Holdings. A&B caused Merger Sub to be formed for the purpose of participating in the merger. Prior to the merger, Merger Sub will have no assets or operations other than those incident to its formation and participation in the transactions contemplated by the merger agreement.

General Overview of the REIT Conversion and the Merger

As previously announced, on July 10, 2017, the A&B board of directors unanimously approved a plan for A&B to be subject to tax as a REIT for U.S. federal income tax purposes commencing with our 2017 taxable year.

We believe the REIT structure and our focus on Hawaii commercial real estate will best facilitate value creation for our shareholders, as it enhances our ability to grow in Hawaii where we can best leverage our market knowledge and experience. Specifically, we believe the REIT structure provides the following benefits:

•	Competing with institutional investors for Hawaii properties: We believe that REIT status will enhance our ability to pursue our core strategy of investing in Hawaii assets and communities. In particular, we believe that REIT status will provide us with greater ability to compete on a level playing field with institutional investors for Hawaii commercial properties, positioning A&B to increase investment in the state and keep more Hawaii properties in local hands.

•	Increasing shareholder value: As a REIT, we believe we will be able to increase shareholder value and benefit from a lower cost of capital compared to a regular C corporation as a result of higher distributions and improved liquidity of our common stock.

•	Return of capital to shareholders: We believe that REIT status will allow us to increase our regular cash distributions, which may broaden the appeal of our common stock to investors seeking dividends.

•	Expansion of our base of potential shareholders: As a REIT, we believe our shareholder base will expand to include REIT-focused investors and investors attracted by dividends, which should improve the liquidity of our common stock.

As a REIT, we will generally not be subject to U.S. federal income taxes on our net income for 2017 and future REIT taxable years that we distribute to our shareholders; however, we will be required to pay U.S. federal corporate income taxes on earnings from our TRS assets and operations, including our active real estate development-for-sale projects, our diversified agricultural activities, our renewable energy investments and our materials and construction business.

We have completed the steps required to begin operating in compliance with the REIT requirements for the taxable year ending December 31, 2017. We now intend to take an additional step to facilitate our ongoing compliance with the REIT requirements—a merger that will create a new holding company structure for A&B. On July 10, 2017, A&B, A&B REIT Holdings and Merger Sub entered into an Agreement and Plan of Merger, pursuant to which Merger Sub will merge with and into A&B, with A&B continuing as the surviving corporation. As a result of the merger, A&B REIT Holdings will replace A&B as the Hawaii-based, publicly held corporation through which our operations are conducted and will (through its subsidiaries) conduct all of the operations conducted by A&B immediately prior to the merger. Promptly following the merger, A&B will convert to a Hawaii limited liability company and A&B REIT Holdings will be renamed “Alexander & Baldwin, Inc.”

Although the merger is not required, it will facilitate our ongoing compliance with the REIT requirements by ensuring that certain standard REIT ownership limitations and transfer restrictions apply to our capital stock.

We are distributing this proxy statement/prospectus to you as a holder of A&B common stock in connection with the solicitation of proxies by our board of directors to vote on a proposal to approve the merger agreement. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A. You are not being asked to vote on any element of the REIT conversion, which was not conditioned on shareholder approval of the merger.

Special Meeting Information (Page 46)

The special meeting will be held at A&B’s headquarters, 822 Bishop Street, Honolulu, Hawaii, on [●], [●], 2017 at [●] a.m., Honolulu time. At the special meeting, A&B shareholders will be asked to consider and vote upon the following proposals:

•	Proposal No. 1: A proposal, which we refer to as the “holding company merger proposal,” to approve the merger agreement, which is being implemented to facilitate our ongoing compliance with certain REIT requirements.

•	Proposal No. 2: A proposal, which we refer to as the “adjournment proposal,” to approve, if necessary, the adjournment of the special meeting to solicit additional proxies in favor of the holding company merger proposal.

The A&B board of directors has fixed [●], 2017 as the record date for the special meeting. Only holders of record of shares of A&B common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the special meeting and any adjournment or postponement thereof. At the close of business on the record date, there were [●] shares of A&B common stock issued and outstanding.

The affirmative vote of the holders of at least a majority of all the issued and outstanding shares of common stock is required to approve the holding company merger proposal. Abstentions will have the same effect as a vote “AGAINST” this proposal. Similarly, the failure to vote, either by proxy or in person, will have the same effect as a vote “AGAINST” this proposal.

Provided a quorum is present, the affirmative vote of the holders of a majority of the shares of common stock present in person or by proxy at the special meeting, and entitled to vote thereat, is required to approve the adjournment proposal. Abstentions will have the same effect as a vote “AGAINST” this proposal. However, the failure to vote, either by proxy or in person, will have no effect on the outcome of the vote on this proposal.

Recommendation of the Board of Directors

After careful consideration, our board of directors has determined that the merger agreement is advisable and in the best interests of our shareholders and unanimously recommends that A&B shareholders vote “FOR” the holding company merger proposal and “FOR” the adjournment proposal.

Treatment of Common Stock in the Merger (Page 55)

As a result of the merger, each share of A&B common stock (other than shares held by shareholders that properly exercise dissenters’ rights) will automatically be converted into one share of A&B REIT Holdings common stock. Therefore, after the completion of the merger, you will own the same number and percentage of shares of A&B REIT Holdings common stock as you owned of A&B common stock immediately prior to the merger.

Conditions to Completion of the Merger (Page 56)

The respective obligations of A&B, A&B REIT Holdings and Merger Sub to complete the merger are subject to the satisfaction or, where permitted, waiver of the following conditions:

•	approval of the merger agreement by the requisite vote of the shareholders of A&B;

•	receipt by A&B and A&B REIT Holdings from Skadden, Arps, Slate, Meagher & Flom LLP, or “Skadden,” of an opinion to the effect that the merger, together with the LLC conversion, qualifies as a reorganization within the meaning of section 368(a) of the Code and that each of A&B and A&B REIT Holdings is a party to the reorganization within the meaning of section 368(b) of the Code;

•	approval for listing on the NYSE of A&B REIT Holdings common stock, subject to official notice of issuance;

•	the effectiveness of the registration statement, of which this proxy statement/prospectus is a part, without the issuance of a stop order or initiation of any proceeding seeking a stop order by the SEC;

•	the absence of any order or proceeding that would prohibit or make illegal completion of the merger; and

•	receipt of all material third-party approvals and consents required in connection with the merger.

Termination of the Merger Agreement (Page 56)

The merger agreement provides that it may be terminated and the merger abandoned at any time prior to its completion (even after approval of the merger agreement by our shareholders) by action of A&B’s board of directors if it determines that, for any reason, the completion of the transactions provided for in the merger agreement would be inadvisable or not in the best interests of A&B or its shareholders.

Directors and Officers of A&B REIT Holdings (Page 57)

A&B expects that A&B REIT Holdings’ directors and executive officers following the merger will be the same as those of A&B immediately prior to the merger.

Interests of A&B’s Directors and Executive Officers in the Merger (Page 58)

A&B’s directors and executive officers own shares of A&B common stock, performance share units, restricted stock units and options to purchase shares of A&B common stock and, to that extent, their interest in the merger is the same as that of the other holders of shares of A&B common stock, performance share units, restricted stock units and options to purchase shares of A&B common stock.

Regulatory Approvals (Page 58)

As noted above, the merger is conditioned on, among other things, (i) the SEC declaring effective the registration statement, of which this proxy statement/prospectus forms a part, and (ii) the receipt of approval for listing on the NYSE of shares of A&B REIT Holdings common stock to be issued in the merger, subject to official notice of issuance. In addition, to complete the merger, we must file articles of merger with the Director of Commerce and Consumer Affairs of the State of Hawaii in accordance with the HBCA. We are not aware of any other federal, state, local or foreign regulatory requirements that must be complied with or approvals that must be obtained in connection with the merger.

Dissenters’ Rights (Page 58)

Under Hawaii law, A&B’s shareholders have dissenters’ rights in connection with the merger. A&B shares held by shareholders that properly exercise dissenters’ rights under Hawaii law will not be converted into shares of A&B REIT Holdings common stock in the merger, and such dissenting shareholders will instead be entitled to receive payment of the fair value of such shares in accordance with Section 414-356 of the HBCA, unless such dissenting shareholder fails to perfect the right to dissent or withdraws or otherwise loses the right to dissent.

The requirements of Hawaii law relating to dissenters’ rights are summarized in this proxy statement/prospectus in “The Holding Company Merger Proposal—Dissenters’ Rights” beginning on page 58. A copy of the Hawaii statutory provisions relating to dissenters’ rights is also included as Annex D to this proxy statement/prospectus.

Risk Factors (Page 25)

Before voting on the proposals to be considered at the special meeting, you should carefully consider all of the information contained in or incorporated by reference into this proxy statement/prospectus and especially consider the factors discussed in “Risks Factors—Risks Related to REIT Status and the Merger” beginning on page 25, as well as the additional risk factors discussed in “Risk Factors” that relate to A&B’s business.

Security Ownership of Directors and Executive Officers (Page 49)

On [●], 2017, the record date for the special meeting, directors and executive officers of A&B, and their affiliates, had the right to vote [●] shares of A&B common stock, or approximately [●]% of the issued and outstanding A&B common stock at that date. We currently expect that each of these individuals will vote their shares of A&B common stock in favor of the proposals to be presented at the special meeting. The affirmative vote of the holders of at least a majority of all the issued and outstanding shares of A&B common stock is required to approve the holding company merger proposal.

Market Prices and Dividend Data (Page 123)

A&B common stock has traded on the NYSE under the symbol “ALEX” since July 2, 2012. On July 7, 2017, the last full trading day before the announcement of the holding company merger proposal, the closing stock price of A&B common stock was $41.31. For the first three quarters in 2015, the dividend declared on A&B common stock was $0.05 per share for each quarter. The board of directors increased the dividend to $0.06 per share for the fourth quarter in 2015 and each of the first three quarters in 2016, following which the board increased the dividend to $0.07 per share for the fourth quarter of 2016 and the first three quarters of 2017. The declaration and payment of dividends on A&B REIT Holdings common stock in the future will be subject to the discretion of the A&B REIT Holdings board of directors. For more information, see “Dividend and Distribution Policy” on page 61.

A&B REIT Holdings common stock is not currently traded on any stock exchange. Following the merger, we expect A&B REIT Holdings common stock to trade on the NYSE under A&B’s current trading symbol, “ALEX.”

Comparative Rights of Holders of A&B REIT Holdings Capital Stock and A&B Capital Stock (Page 134)

A&B and A&B REIT Holdings are both incorporated under Hawaii law. Any differences, therefore, between the rights of A&B shareholders and the rights of A&B REIT Holdings shareholders are due to differences in each company’s respective articles of incorporation, bylaws and agreements, if any, defining the rights of shareholders. Upon completion of the merger, A&B shareholders, other than those who elect to exercise their dissenters’ rights, will become shareholders of A&B REIT Holdings and their rights as shareholders will be governed by the HBCA, A&B REIT Holdings’ articles of incorporation and A&B REIT Holdings’ bylaws.

Generally, A&B REIT Holdings’ articles of incorporation and bylaws are similar to A&B’s articles of incorporation and bylaws, except that (i) A&B REIT Holdings’ articles of incorporation include certain standard REIT ownership limitations and transfer restrictions that are intended to facilitate our ongoing compliance with REIT requirements, (ii) A&B REIT Holdings’ articles of incorporation do not include the ownership limitations and transfer restrictions contained in A&B’s articles of incorporation that are intended to ensure A&B’s compliance with certain U.S. maritime and vessel documentation laws, which are no longer applicable to A&B, and (iii) A&B REIT Holdings’ articles of incorporation and bylaws implement several corporate governance changes designed to enhance your rights as a shareholder, including (A) the elimination of our classified board structure and the implementation of annual elections for the board of directors, (B) the implementation of a majority voting standard for uncontested director elections and (C) the elimination of supermajority voting requirements to amend our articles of incorporation.

For more information, see “Description of A&B REIT Holdings Capital Stock” beginning on page 124 and “Comparative Rights of Holders of A&B REIT Holdings Capital Stock and A&B Capital Stock” beginning on page 134. A copy of A&B REIT Holdings’ articles of incorporation is attached as Annex B to this proxy statement/prospectus, and a copy of A&B REIT Holdings’ bylaws is attached as Annex C to this proxy statement/prospectus.

Tax Consequences of the Merger (Page 141)

Our counsel, Skadden, Arps, Slate, Meagher & Flom LLP, is of the opinion that the merger, together with the LLC conversion, will be treated for U.S. federal income tax purposes as a tax-free reorganization under section 368(a) of the Code. Accordingly, we expect that for U.S. federal income tax purposes:

•	no gain or loss will be recognized by A&B or A&B REIT Holdings as a result of the merger and the LLC conversion;

•	A&B shareholders will not recognize any gain or loss upon the conversion of their shares of A&B common stock into shares of A&B REIT Holdings common stock;

•	the tax basis of the shares of A&B REIT Holdings common stock received by a shareholder in the merger in the aggregate will be the same as such shareholder’s adjusted tax basis in the shares of A&B common stock being converted in the merger; and

•	the holding period of the shares of A&B REIT Holdings common stock received by a shareholder in the merger will include such shareholder’s holding period with respect to the shares of A&B common stock being converted in the merger, assuming that such shareholder’s A&B common stock was held as a capital asset at the effective time of the merger.

The U.S. federal income tax treatment of holders of A&B common stock or A&B REIT Holdings common stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences of holding A&B common stock or A&B REIT Holdings common stock to any particular shareholder will depend on the shareholder’s particular tax circumstances. For example, if we are not a “domestically controlled qualified investment entity,” within the meaning of the Code, and you are a non-U.S. person who owns or has owned more than 10% of the outstanding A&B common stock, it may be necessary for you to comply with reporting and other requirements of the Treasury regulations to achieve the nonrecognition of gain, carryover tax basis and tacked holding period described above. We urge you to consult your tax advisor regarding the specific tax consequences, including the federal, state, local and foreign tax consequences, to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging or otherwise disposing of A&B common stock or A&B REIT Holdings common stock.

Qualification of A&B REIT Holdings as a REIT (Page 142)

We expect to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2017. If we so qualify, we will be permitted to deduct distributions paid to our shareholders, allowing the income represented by such distributions not to be subject to tax at the entity level and to be taxed, if at all, only at the shareholder level. Nevertheless, the earnings of our TRSs will be subject, as applicable, to U.S. federal corporate income taxes.

Our ability to continue to qualify as a REIT will depend upon our continuing compliance with various REIT requirements, including requirements related to the nature of our assets, the sources of our income and the distributions to our shareholders. If we fail to remain qualified as a REIT, we will be subject to U.S. federal income tax at regular corporate rates. As a REIT, we are also subject to some federal, state, local and foreign taxes on our income and property.

We have received an opinion from our counsel, Skadden, Arps, Slate, Meagher & Flom LLP, that we are organized in conformity with the requirements for qualification as a REIT under the Code and that our actual and proposed method of operation has enabled and will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. Skadden’s opinion is conditioned upon the assumption that A&B REIT Holdings’ articles of incorporation and bylaws, our licenses and all other applicable legal documents have been and will be complied with by all parties to those documents, upon the accuracy and completeness of the factual matters described in this proxy statement/prospectus, and upon representations made by us as to certain factual matters relating to A&B’s and A&B REIT Holdings’ organization and operations and our expected manner of operation. Skadden’s opinion is based upon the law as it exists today, but the law may change in the future, possibly with retroactive effect. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, no assurance can be given by Skadden or us that we will so qualify for any particular year. Any opinion of Skadden as to our qualification as a REIT is expressed as of the date issued. Skadden will have no obligation to advise us or our shareholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. Also, the opinions of counsel are not binding on either the Internal Revenue Service (“IRS”) or a court, and either could take a position different from that expressed by counsel.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following tables present a summary of historical consolidated financial and other data as of the dates and for the periods indicated for A&B, which, upon completion of the merger, will be deemed to be the predecessor of A&B REIT Holdings for accounting purposes.

The selected financial information for the six months ended June 30, 2017 and 2016 presented below has been derived from A&B’s unaudited consolidated financial statements and related notes thereto incorporated by reference into this proxy statement/prospectus. The selected financial information as of December 31, 2016 and 2015 and for the fiscal years ended December 31, 2016, 2015 and 2014 presented below has been derived from A&B’s audited consolidated financial statements and related notes thereto incorporated by reference into this proxy statement/prospectus. The selected financial information as of December 31, 2014, 2013 and 2012 and for the fiscal years ended December 31, 2013 and 2012 presented below has been derived from A&B’s audited consolidated financial statements and the notes thereto, which are not incorporated by reference into this proxy statement/prospectus. The information in the following tables may not be comparable to the operations of A&B REIT Holdings on a going-forward basis following completion of the merger, the Special Distribution and other transactions directly related to our anticipated REIT election and thus may not be indicative of A&B REIT Holdings’ future performance.

The following tables do not provide all of the information contained in A&B’s financial statements, including the related notes. It is important for you to read the following summary of selected financial information together with the section of this proxy statement/prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 88 and A&B’s consolidated financial statements and accompanying notes incorporated by reference into this proxy statement/prospectus.

	Six Months Ended June 30,		Years Ended December 31,
(In millions, except per share amounts)	2017	2016	2016	2015	2014	2013[1]	2012[8]
Revenue:
Commercial Real Estate	$67.5	$69.3	$134.7	$133.6	$125.3	$78.5	$63.9
Land Operations	23.1	11.5	61.9	120.2	96.7	104.7	38.6
Materials & Construction	100.7	92.6	190.9	219.0	234.3	54.9	—

Total Revenue	191.3	173.4	387.5	472.8	456.3	238.1	102.5

Operating Costs and Expenses:
Cost of Commercial Real Estate	37.7	40.7	79.0	80.4	78.0	46.6	38.7
Cost of Land Operations	17.4	10.9	35.0	71.1	57.4	69.4	27.9
Cost of Materials & Construction	80.8	73.9	154.5	175.7	191.3	47.6	—
Selling, general and administrative	30.9	27.8	56.2	55.3	52.9	41.2	37.7
REIT evaluation/conversion costs[2]	7.0	1.9	9.5	—	—	—	—
Gain on sale of agricultural parcel	—	—	—	—	—	—	(7.3)
Gain on charitable donation of appreciated land	—	—	—	—	—	—	(9.4)
Impairment of real estate assets[3]	—	—	11.7	—	—	—	5.1
Acquisition/ separation costs[4]	—	—	—	—	—	4.6	6.8

Total operating costs and expenses	173.8	155.2	345.9	382.5	379.6	209.4	99.5

Operating Income	17.5	18.2	41.6	90.3	76.7	28.7	3.0
Other Income and (Expenses):
Income related to joint ventures[5]	3.2	3.4	19.2	36.8	1.8	(2.3)	(9.1)
Gain (loss) on sale of improved property, net[6]	3.0	8.0	8.1	(1.8)	—	—	—
Reductions in solar investments, net[7]	(2.2)	(9.5)	(9.8)	(2.6)	(14.7)	—	—
Interest and other income	2.2	1.1	2.5	1.2	6.1	2.7	0.1
Interest expense, net	(12.4)	(13.7)	(26.3)	(26.8)	(29.0)	(19.1)	(14.9)
Gain on insurance proceeds	—	—	—	—	—	2.4	—

Total other income and (expenses)	(6.2)	(10.7)	(6.3)	6.8	(35.8)	(16.3)	(23.9)
Income (loss) from continuing operations before income taxes	11.3	7.5	35.3	97.1	40.9	12.4	(20.9)
Income tax benefit (expense)[7]	(2.7)	(0.6)	(2.6)	(36.3)	(4.1)	(7.0)	13.5

Income (loss) from continuing operations	8.6	6.9	32.7	60.8	36.8	5.4	(7.4)
Income (loss) from discontinued operations, net of tax	3.2	(14.5)	(41.1)	(29.7)	27.7	29.4	26.2

Net income (loss)	11.8	(7.6)	(8.4)	31.1	64.5	34.8	18.8
Income attributable to noncontrolling interest	(1.2)	(0.6)	(1.8)	(1.5)	(3.1)	(0.5)	—

Net income (loss) attributable to A&B	$10.6	$(8.2)	$(10.2)	$29.6	$61.4	$34.3	$18.8

Earnings (loss) available to A&B shareholders per share:
Basic:
Continuing operations	$0.16	$0.14	$0.66	$1.15	$0.69	$0.11	$(0.17)
Discontinued operations	0.07	(0.30)	(0.84)	(0.61)	0.57	0.66	0.61

Basic earnings (loss) per share	$0.23	$(0.16)	$(0.18)	$0.54	$1.26	$0.77	$0.44

Diluted:
Continuing operations	$0.16	$0.14	$0.65	$1.14	$0.68	$0.11	$(0.17)
Discontinued operations	0.07	(0.30)	(0.83)	(0.60)	0.57	0.65	0.61

Diluted earnings (loss) per share	$0.23	$(0.16)	$(0.18)	$0.54	$1.25	$0.76	$0.44

[1]	The results from Grace Pacific LLC in 2013 include the period from the acquisition date of October 1, 2013 through December 31, 2013. During the year ended December 31, 2016, Grace Pacific LLC recorded charges of $2.6 million for environmental costs related to the management of a former quarry site and a pre-tax net loss of $1.0 million related to the sales of vacant land parcels by an unconsolidated affiliate.
[2]	Amounts represent costs related to A&B’s in-depth evaluation of a C-Corporation to REIT conversion.
[3]	During the year ended December 31, 2016, A&B recorded non-cash impairment charges of $11.7 million related to certain non-active, long-term development projects in its Land Operations segment. In 2012, A&B recorded a non-cash impairment charge of $5.1 million related to its Santa Barbara real estate project.
[4]	Acquisition/separation costs relate to the acquisition of Grace Pacific LLC on October 1, 2013 and the separation from Matson Navigation Company in June 2012.
[5]	Income (loss) related to joint ventures include non-cash impairment and equity losses as follows: (1) $5.1 million in 2016 related to certain joint venture development projects in the Land Operations segment and a surplus parcel held by an unconsolidated joint venture in the Materials & Construction segment, (2) $0.3 million related to the sale of Crossroads in 2014, (3) $6.3 million in 2013 related to the consolidation of The Shops at Kukui`ula, and (4) $4.7 million in 2012 related to the Bakersfield joint venture.
[6]	Amounts relate to the sales of one Maui office building in January 2017, two California and one Utah property in June 2016, one Colorado retail property in March 2015, one Texas office building in May 2015, and one Washington office building in December 2015.
[7]	Represents non-cash reductions in the carrying value of A&B’s KRS II and Waihonu joint venture solar investments. Tax benefits associated with joint venture solar investments are included in Income tax benefit (expense).
[8]	The financial information pertaining to the year ended 2012 has been presented on a combined basis and reflects the financial position, results of operations and cash flows of the commercial real estate and land operations businesses and corporate functions of Alexander & Baldwin, Inc., all of which were under common ownership and common management prior to the separation from Matson, Inc. in June 2012. The financial information for periods included herein may not necessarily reflect what A&B’s results of operations, financial position and cash flows would have been had A&B been a stand-alone company during the periods presented.

	As of June 30,		As of December 31,
(In millions)	2017	2016	2016	2015	2014	2013	2012
Balance sheet data
Investment in real estate and joint ventures	$1,586.8	$1,628.3	$1,573.9	$1,564.6	$1,639.9	$1,606.8	$1,203.4
Total assets	$2,177.0	$2,239.2	$2,156.3	$2,242.3	$2,321.1	$2,274.7	$1,429.3
Total liabilities	$948.6	$1,010.6	$932.3	$1,003.6	$1,107.3	$1,108.2	$519.2
Redeemable noncontrolling interest	$10.8	$11.6	$10.8	$11.6	—	—	—
Total equity	$1,217.6	$1,217.0	$1,213.2	$1,227.1	$1,213.8	$1,166.5	$910.1
Long-term debt—non-current	$530.8	$532.0	$472.7	$496.6	$632.0	$606.6	$220.4

SUMMARY PRO FORMA FINANCIAL INFORMATION

Summary Unaudited Pro Forma Condensed Financial Data

The following tables present selected data from the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2016 and the six months ended June 30, 2017 and unaudited pro forma condensed consolidated balance sheet as of June 30, 2017, giving effect to the merger, the Special Distribution and other transactions directly related to our anticipated REIT election. The unaudited pro forma condensed consolidated balance sheet is presented as if the merger, the Special Distribution and other transactions directly related to our anticipated REIT election had occurred as of June 30, 2017. The unaudited pro forma condensed consolidated statements of operations present the effects of the merger, the Special Distribution and other transactions directly related to our anticipated REIT election as though they had occurred as of January 1, 2016.

The unaudited pro forma condensed consolidated financial data is based on the estimates and assumptions set forth in the notes to such data, which are preliminary and have been made solely for the purposes of developing such pro forma information. The unaudited pro forma condensed consolidated financial data is not necessarily indicative of the financial position or operating results that would have occurred had the merger, the Special Distribution and other transactions directly related to our anticipated REIT election been completed as of the dates indicated, nor is it necessarily indicative of A&B REIT Holdings’ future financial position or operating results. The unaudited pro forma condensed consolidated information do not reflect one-time transaction costs yet to be incurred related to the merger, the Special Distribution and other transactions directly related to our anticipated REIT election. This information should be read in conjunction with the unaudited pro forma condensed consolidated financial statements and related notes and the historical financial statements and related notes of A&B and A&B REIT Holdings included in or incorporated by reference into this proxy statement/prospectus.

For pro forma purposes, we estimate that the aggregate amount of the expected Special Distribution, which includes our accumulated non-REIT earnings and profits and a substantial portion of our estimated REIT taxable income for 2017 and 2018, will be approximately $825 million, the mid-point of the estimated range of the Special Distribution, and we assume that such distribution will be paid in a combination of cash and shares of A&B REIT Holdings common stock, with no more than 20% of the aggregate amount of the dividend being paid in cash. All assumptions used in the following pro forma consolidated financial data are described under “Pro Forma Financial Information” beginning on page 80.

ALEXANDER & BALDWIN, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Unaudited Pro Forma
	Six months ended June 30, 2017	Year ended December 31, 2016
	(in millions, except per share amounts)
Condensed Consolidated Statement of Operations
Operating revenue	$191.3	$387.5
Operating costs and expenses	166.8	336.4

Operating income	24.5	51.1
Other income and (expense)	(8.4)	(10.6)

Income from continuing operations before income taxes	16.1	40.5
Income tax benefit (expense)	5.0	6.3

Income from continuing operations	21.1	46.8
Income (loss) from discontinued operations, net of income taxes	3.2	(40.6)

Net income	24.3	6.2
Income attributable to noncontrolling interest	(1.2)	(1.8)

Net income attributable to A&B	$23.1	$4.4

Unaudited Pro Forma Earnings (loss) per Share of Common Stock:
Basic:
Continuing operations	$0.27	$0.62
Discontinued operations	0.04	(0.54)

Basic earnings per share	$0.31	$0.08

Diluted:
Continuing operations	$0.27	$0.61
Discontinued operations	0.04	(0.54)

Diluted earnings per share	$0.31	$0.07

Weighted Average Number of Shares Outstanding:
Basic	75.2	75.1
Diluted	75.7	75.5
Amounts Available to A&B Shareholders:
Income from continuing operations, net of tax	$20.6	$46.3
Discontinued operations, net of tax	3.2	(40.6)

Net income available to A&B shareholders	$23.8	$5.7

ALEXANDER & BALDWIN, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2017

(in millions)	Pro Forma
ASSETS
Cash and cash equivalents	$—
Accounts and note receivable and contract retention	52.2
Cost and estimated earnings in excess of billings on uncompleted contracts	15.5
Other current assets	80.3

Total current assets	148.0

Investments in Affiliates	398.7
Real Estate Developments	184.5
Property—Net	1,235.1
Intangible Assets—Net	50.3
Goodwill	102.3
Deferred income taxes	49.4
Other Assets	47.1

Total assets	$2,215.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Notes payable and current portion of long-term debt	$44.1
Accounts payable, accrued expenses and other liabilities	86.5
Long-term debt	684.8
Other non-current liabilities	106.8

Total liabilities	922.2

Redeemable Noncontrolling Interest	10.8

Total Equity	1,282.4

Total liabilities and equity	$2,215.4

Comparative Historical and Pro Forma Per Share Data

The following tables set forth selected historical per share data for A&B and selected unaudited pro forma per share data, giving effect to the merger, the Special Distribution and other transactions directly related to our anticipated REIT election. The selected unaudited pro forma per share data is presented as if the merger, the Special Distribution and other transactions directly related to our anticipated REIT election had occurred as of January 1, 2016, and has been computed using the assumptions described in “Pro Forma Financial Information” beginning on page 80. The selected unaudited pro forma per share data is presented for informational purposes only and is not necessarily indicative of the financial position or operating results that would have occurred had the merger, the Special Distribution and other transactions directly related to our anticipated REIT election been completed as of the dates indicated, nor is it necessarily indicative of A&B REIT Holdings’ future financial position or operating results. The information in the following tables should be read in conjunction with the unaudited pro forma condensed consolidated financial statements and related notes and the historical financial statements and related notes of A&B and A&B REIT Holdings included in or incorporated by reference into this proxy statement/prospectus.

Historical Data Per Share

The historical book value per share data presented below is computed by dividing total stockholders’ equity of $1,213.2 million and $1,217.6 million on December 31, 2016 and June 30, 2017, respectively, by the number of shares outstanding on those dates.

	As of and for the Six Months Ended June 30, 2017	As of and for the Year Ended December 31, 2016
Book value per share
Historical	$24.77	$24.75
Earnings per share from continuing operations
Historical—basic	$0.16	$0.66
Historical—diluted	$0.16	$0.65

Unaudited Pro Forma Per Share Data

The pro forma book value per share data presented below is computed by dividing pro forma total stockholders’ equity of $1,282.4 million on June 30, 2017 by the pro forma number of shares assumed to be outstanding on such date.

Pro Forma	As of and for the Six Months Ended June 30, 2017	As of and for the Year Ended December 31, 2016
Book value per share
Pro forma(1)	$17.04
Earnings per share from continuing operations
Pro forma—basic	$0.27	$0.62
Pro forma—diluted	$0.27	$0.61

(1)	Pro forma book value per share is calculated only as of June 30, 2017.

RISK FACTORS

You should carefully consider the risk factors set forth below, as well as the other information contained in and incorporated by reference into this proxy statement/prospectus, before deciding whether to vote in favor of the proposals to be voted on at the special meeting. For more information, see “Where You Can Find Additional Information” beginning on page 163. Any of these risks could materially adversely affect our business, financial condition or results of operations. These risks also could cause our actual results to differ materially from those indicated in the forward-looking statements contained herein and elsewhere. See “Cautionary Statement About Forward-Looking Information” beginning on page 44 for an explanation of the qualifications and limitations on forward-looking statements. The risks described below are not the only risks we face. Additional risks not currently known to us or those we currently deem to be immaterial may also materially and adversely affect our business.

Risks Related to REIT Status and the Merger

Qualification as a REIT involves highly technical and complex provisions of the Code.

Qualification as a REIT involves the application of highly technical and complex Code provisions to our operations, as well as various factual determinations concerning matters and circumstances not entirely within our control. There are only limited judicial and administrative interpretations of these provisions. Even a technical or inadvertent violation could jeopardize our REIT qualification.

If we fail to remain qualified as a REIT, we would be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our shareholders.

We have begun operating in compliance with the REIT requirements for the taxable year ending December 31, 2017. Our qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, various requirements concerning, among other things, the sources of our income, the nature of our assets, the diversity of our share ownership and the amounts we distribute to our shareholders. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Although we intend to operate in a manner consistent with the REIT requirements, we cannot assure you that we will remain so qualified.

If, in any taxable year, we fail to qualify as a REIT, we would be subject to U.S. federal and state income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and we would not be allowed a deduction for distributions to shareholders in computing our taxable income. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our shareholders, which, in turn, could have an adverse impact on the value of our common stock. In addition, unless we are entitled to relief under certain Code provisions, we also would be disqualified from re-electing REIT status for the four taxable years following the year in which we failed to qualify as a REIT.

Our significant use of TRSs may cause us to fail to qualify as a REIT.

The net income of our TRSs is not required to be transferred to us, and such TRS income that is not transferred to us is generally not subject to our REIT distribution requirements. However, if the accumulation of cash or reinvestment of significant earnings in our TRSs causes the fair market value of our securities in those entities, taken together with other non-qualifying assets, to represent more than 25% of the fair market value of our total assets, or causes the fair market value of our TRS securities alone to exceed 25% (or, for 2018 and subsequent taxable years, 20%) of the fair market value of our total assets, in each case as determined for REIT asset testing purposes, we would, absent timely responsive action, fail to qualify as a REIT.

Complying with the REIT requirements may cause us to sell assets or forgo otherwise attractive investment opportunities.

To qualify as a REIT, we must continually satisfy various requirements concerning, among other things, the nature of our assets, the sources of our income and the amounts we distribute to our shareholders. For example, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our total assets consists of some combination of “real estate assets” (as defined in the Code), cash, cash items and U.S. government securities. The remainder of our investments (other than government securities, qualified real estate assets and securities issued by a TRS) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than government securities, qualified real estate assets and securities issued by a TRS) can consist of the securities of any one issuer, and no more than 25% (or, for 2018 and subsequent taxable years, 20%) of the value of our total assets can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to sell assets or forgo otherwise attractive investment opportunities. These actions could have the effect of reducing our income, amounts available for distribution to our shareholders and amounts available for making payments on our indebtedness.

We may be required to borrow funds, sell assets or raise equity to satisfy our REIT distribution requirements, which could adversely affect our ability to execute our business plan and grow.

We generally must distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, to qualify as a REIT. To the extent that we satisfy this distribution requirement and qualify as a REIT but distribute less than 100% of our REIT taxable income, including any net capital gains, we will be subject to tax at ordinary corporate tax rates on the retained portion. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our shareholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. We intend to make distributions to our shareholders to comply with the REIT requirements of the Code.

From time to time, we may generate taxable income greater than our cash flow as a result of differences in timing between the recognition of taxable income and the actual receipt of cash or the effect of nondeductible capital expenditures, the creation of reserves or required debt or amortization payments. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell assets at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity or adversely impact our ability to raise short and long-term debt. Furthermore, the REIT distribution requirements may increase the financing we need to fund capital expenditures and further growth and expansion initiatives. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect the value of our common stock.

Whether we issue equity, at what price and the amount and other terms of any such issuances will depend on many factors, including alternative sources of capital, our then-existing leverage, our need for additional capital, market conditions and other factors beyond our control. If we raise additional funds through the issuance of equity securities or debt convertible into equity securities, the percentage of stock owned by our existing shareholders may be reduced. In addition, new equity securities or convertible debt securities could have rights, preferences and privileges senior to those of our current shareholders, which could substantially decrease the value of our securities owned by them. Depending on the share price we are able to obtain, we may have to sell a significant number of shares to raise the capital we deem necessary to execute our long-term strategy, and our shareholders may experience dilution in the value of their shares as a result.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum U.S. federal income tax rate applicable to income from “qualified dividends” payable to U.S. shareholders that are individuals, trusts and estates is currently 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates applicable to qualified dividends. Although these rules do not adversely affect the taxation of REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

The REIT ownership limitations and transfer restrictions contained in A&B REIT Holdings’ articles of incorporation may restrict or prevent you from engaging in certain transfers of our common stock, and could have unintended antitakeover effects.

For us to satisfy the REIT requirements, no more than 50% in value of all classes or series of our outstanding shares of stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year beginning with our 2018 taxable year. In addition, our capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year beginning with our 2018 taxable year. The merger is intended to facilitate our ongoing compliance with these requirements by ensuring that certain ownership limitations and transfer restrictions apply to our capital stock. Among other things, A&B REIT Holdings’ articles of incorporation generally restrict shareholders from owning more than 9.8% of our outstanding shares. Under applicable constructive ownership rules, any shares of stock owned by certain affiliated owners generally would be added together for purposes of the stock ownership limits. These ownership limitations may prevent you from engaging in certain transfers of our common stock.

Furthermore, the ownership limitations and transfer restrictions contained in A&B REIT Holdings’ articles of incorporation may delay, deter or prevent a transaction or a change in control that might involve a premium price for our stock or otherwise be in the best interests of our shareholders. As a result, the overall effect of the ownership limitations and transfer restrictions may be to render more difficult or discourage any attempt to acquire us, even if such acquisition may be favorable to the interests of our shareholders. This potential inability to obtain a premium could reduce the price of A&B REIT Holdings common stock.

Our cash distributions are not guaranteed and may fluctuate.

A REIT generally is required to distribute at least 90% of its REIT taxable income to its shareholders (determined without regard to the dividends paid deduction and excluding any net capital gains). Generally, we expect to distribute all or substantially all of our REIT taxable income, including net capital gains, so as to not be subject to the income or excise tax on undistributed REIT taxable income. Our board of directors, in its sole discretion, will determine on a quarterly basis the amount of cash to be distributed to our shareholders based on a number of factors including, but not limited to, our results of operations, cash flow and capital requirements, economic conditions, tax considerations, borrowing capacity and other factors, including debt covenant restrictions, that may impose limitations on cash payments and plans for future acquisitions and divestitures. Consequently, our distribution levels may fluctuate.

We may not be able to obtain the consents or approvals of third parties needed to complete the merger, and we may be forced to make payments, provide indemnifications or make other accommodations in order to obtain the requisite consents, or may need to implement other strategies that are disadvantageous to us.

Our ability to complete the merger will depend upon our ability to obtain necessary third party approvals and consents. There can be no guarantee that we will be able to obtain these consents, or that, if we do, we will not need to make certain cash payments, provide indemnifications with respect to structural changes and make other accommodations for such third parties in order to obtain these consents. Seeking to obtain these consents may require a significant amount of management time and attention, which may divert the attention of management from running our day-to-day business. Further, if we are unable to obtain certain consents or approvals, we may be forced to implement alternative solutions to permit us to complete the merger. Such alternative arrangements may be disadvantageous to us.

Certain of our business activities may be subject to corporate level income tax and other taxes, which would reduce our cash flows, and would cause potential deferred and contingent tax liabilities.

Our TRS assets and operations will continue to be subject to U.S. federal income taxes at regular corporate rates. We may also be subject to a variety of other taxes, including payroll taxes and state, local, and foreign income, property, transfer and other taxes on assets and operations. In addition, we could, in certain circumstances, be required to pay an excise or penalty tax, which could be significant in amount, in order to utilize one or more relief provisions under the Code to maintain qualification for taxation as a REIT. We also could incur a 100% excise tax on transactions with a TRS if they are not conducted on an arm’s length basis, or we also could be subject to tax in situations and on transactions not presently contemplated. Any of these taxes would decrease our earnings and our available cash.

If we dispose of an asset held at the REIT level during our first five years as a REIT, we also will be subject to a federal corporate level tax at the highest regular corporate rate (currently 35%) on the gain recognized from such sale, up to the amount of the built-in gain that existed on January 1, 2017, which is based on the fair market value of such asset in excess of our tax basis in such asset as of January 1, 2017. We currently do not expect to sell any asset if the sale would result in the imposition of a material tax liability. We cannot, however, assure you that we will not change our plans in this regard.

In addition, the IRS and any state or local tax authority may successfully assert liabilities against us for corporate income taxes for taxable years prior to the time we qualified as a REIT, in which case we will owe these taxes plus applicable interest and penalties, if any. Moreover, any increase in taxable income for these pre-REIT periods will likely result in an increase in pre-REIT accumulated earnings and profits, which could either increase the amount of the Special Distribution or cause us to pay an additional taxable distribution to our shareholders after the relevant determination.

Legislative or other actions affecting REITs could have a negative effect on us or our shareholders.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. According to publicly released statements, a top legislative priority of the new Congress and administration may be to enact significant reform of the Code, including significant changes to taxation of business entities and the deductibility of interest expense and capital investment. There is a substantial lack of clarity around the likelihood, timing and details of any such tax reform and the impact of any potential tax reform on us or an investment in our stock. Any such changes to the tax laws or interpretations thereof, with or without retroactive application, could materially and adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the U.S. federal income tax consequences to our investors and us of such qualification. In addition, the Hawaii State legislature has recently considered legislation that would eliminate the REIT dividends paid deduction for income generated in Hawaii for a number of years or permanently. You are urged to consult with your tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our stock.

The ability of our board of directors to revoke our REIT qualification, without shareholder approval, may cause adverse consequences to our shareholders.

A&B REIT Holdings’ articles of incorporation provide that the board of directors may revoke or otherwise terminate our anticipated REIT election, without the approval of our shareholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT. If we cease to be a REIT, we will not be allowed a deduction for dividends paid to shareholders in computing our taxable income, and we will be subject to U.S. federal income tax at regular corporate rates, which may have adverse consequences on our total return to our shareholders.

We have limited experience operating as a REIT, which may adversely affect our financial condition, results of operations, cash flow and ability to satisfy debt service obligations, as well as the per share trading price of A&B REIT Holdings common stock.

We have begun operating in compliance with the REIT requirements for the taxable year ending December 31, 2017. Accordingly, our senior management team has limited experience operating a REIT, and we cannot assure you that our past operating experience will be sufficient to operate our company successfully as a REIT. Our limited experience operating as a REIT could, by adversely affecting our ability to remain qualified as a REIT or otherwise, adversely affect our financial condition, results of operations, cash flow and ability to satisfy debt service obligations, as well as the per share trading price of A&B REIT Holdings common stock.

There are uncertainties relating to the estimate of our Special Distribution.

To qualify as a REIT, prior to the end of the taxable year ending December 31, 2017, we will be required to declare one or more distributions to our shareholders of all of our accumulated earnings and profits attributable to non-REIT years, which we expect to do as part of the Special Distribution. Failure to declare the Special Distribution on or before December 31, 2017 could result in our disqualification for taxation as a REIT for the 2017 taxable year. While we currently believe and intend that our Special Distribution will satisfy the requirements relating to the distribution of our non-REIT earnings and profits, the determination of the amount of accumulated earnings and profits attributable to non-REIT years is a complex factual and legal determination. There are substantial uncertainties relating to the computation of our accumulated earnings and profits attributable to non-REIT years, including the possibility that our actual taxable income and performance for our taxable periods ended on or prior to December 31, 2016 may be materially different from our current estimates and projections, and may be impacted by the steps we took in connection with the REIT conversion. We may have less than complete information at the time we intend to complete our analysis or may interpret the applicable law differently from the IRS. In addition, the IRS could, in auditing tax years through 2016, successfully assert that our taxable income should be increased, which could increase our non-REIT earnings and profits. Thus, we may fail to satisfy the requirement that we distribute all of our non-REIT earnings and profits by the close of our first taxable year as a REIT. Moreover, although there are procedures available to cure a failure to distribute all of our non-REIT earnings and profits, we cannot now determine whether we will be able to take advantage of them or the economic impact to us of doing so. If it is determined that we had undistributed non-REIT earnings and profits as of the end of any taxable year in which we elect to qualify as a REIT, and we are unable to cure the failure to distribute such earnings and profits, then we would fail to qualify as a REIT under the Code.

Risks Related to Our Business

Changes in economic conditions may result in a decrease in market demand for our real estate assets in Hawaii and the Mainland and our materials and construction products.

Our business, including our assets and operations, is concentrated in Hawaii. A weakening of economic drivers in Hawaii, which include tourism, military and consumer spending, public and private construction starts and spending, personal income growth, and employment, or the weakening of consumer confidence, market demand, or economic conditions on the Mainland, may adversely affect the demand for or sale of Hawaii real estate, the level of real estate leasing activity in Hawaii and on the Mainland, and demand for our materials and construction products. In addition, an increase in interest rates or other factors could reduce the market value of our real estate holdings, as well as increase the cost of buyer financing that may reduce the demand for our real estate assets.

We may face new or increased competition.

There are numerous other developers, buyers, managers and owners of commercial and residential real estate and undeveloped land that compete or may compete with us for management and leasing revenues, land for development, properties for acquisition and disposition, and for tenants and purchasers of properties. Intense competition could lead to increased vacancies, increased tenant incentives, decreased rents, sales prices or sales volume, or lack of development opportunities.

Our wholly owned subsidiary Grace Pacific LLC (“Grace” or “Grace Pacific”) competes in an industry that favors the lowest bid. An increase in competition, including out-of-state contractors competing for a limited number of projects available, could lead to lost bids and lower prices and volume. Grace also mines aggregate and imports asphalt for sale. Grace’s customers could seek alternative sources of supply, similar to some of its competitors that are importing liquid asphalt and aggregate.

We may face potential difficulties in obtaining operating and development capital.

The successful execution of our strategy requires substantial amounts of operating and development capital. Sources of such capital could include banks, life insurance companies, public and private offerings of debt or equity, including rights offerings, sale of certain assets and joint venture partners. If our credit profile deteriorates significantly, our access to the debt capital markets or our ability to renew our committed lines of credit may become restricted, the cost to borrow may increase, or we may not be able to refinance debt at the same levels or on the same terms. Further, we rely on our ability to obtain and draw on a revolving credit facility to support our operations. Volatility in the credit and financial markets or deterioration in our credit profile may prevent us from accessing funds. There is no assurance that any capital will be available on terms acceptable to us or at all to satisfy our short or long-term cash needs.

We may raise additional capital in the future on terms that are more stringent to us, that could provide holders of new issuances rights, preferences and privileges that are senior to those currently held by our common stockholders, or that could result in dilution of common stock ownership.

To execute our business strategy, we may require additional capital. If we incur additional debt or raise equity, the terms of the debt or equity issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. The terms of any new debt may also impose additional and more stringent restrictions on our operations than currently in place. If we issue additional common equity, either through public or private offerings or rights offerings, your percentage ownership in us would decline if you do not participate on a ratable basis.

Failure to comply with certain restrictive financial covenants contained in our credit facilities could impose restrictions on our business segments, capital availability or the ability to pursue other activities.

Our credit facilities contain certain restrictive financial covenants. If we breach any of the covenants and such breach is not cured in a timely manner or waived by the lenders, and results in default, our access to credit may be limited or terminated and the lenders could declare any outstanding amounts immediately due and payable.

Increasing interest rates would increase our overall interest expense.

Interest expense on our floating-rate debt ($111.2 million of debt outstanding as of June 30, 2017) would increase if interest rates rise. Additionally, the interest expense associated with fixed-rate debt could rise in future periods when the debt matures and is refinanced. Furthermore, the value of our commercial real estate portfolio and the market price of our stock could decline if market interest rates increase and investors seek alternative investments with higher distribution rates.

Our significant operating agreements and leases could be replaced on less favorable terms or may not be replaced.

Our various businesses have significant operating agreements and leases that expire at various points in the future. These agreements and leases may not be renewed or could be replaced on less favorable terms.

An increase in fuel prices may adversely affect our operating environment and costs.

Fuel prices have a direct impact on the health of the Hawaii economy. Increases in the price of fuel may result in higher transportation costs to Hawaii and adversely affect visitor counts and the cost of goods shipped to Hawaii, thereby affecting the strength of the Hawaii economy and its consumers. Increases in fuel costs also can lead to other non-recoverable, direct expense increases to us through, for example, increased costs of energy and petroleum-based raw materials used in the production of aggregate, and the manufacture, transportation, and placement of hot mix asphalt. Increases in energy costs for our leased real estate portfolio are typically recovered from lessees, although our share of energy costs increases as a result of lower occupancies, and higher operating cost reimbursements impact the ability to increase underlying rents. Rising fuel prices also may increase the cost of construction, including delivery costs to Hawaii, and the cost of materials that are petroleum-based, thus affecting our real estate development projects and margins.

Noncompliance with, or changes to, federal, state or local law or regulations may adversely affect our business.

We are subject to federal, state and local laws and regulations, including government rate, land use, environmental and tax regulations. Noncompliance with, or changes to, the laws and regulations governing our business could impose significant additional costs on us and adversely affect our financial condition and results of operations. For example, the real estate segments are subject to numerous federal, state and local laws and regulations, which, if changed, or not complied with may adversely affect our business. We frequently utilize section 1031 of the Code to defer taxes when selling qualifying real estate and reinvesting the proceeds in replacement properties. This often occurs when we sell bulk parcels of land in Hawaii or commercial properties in Hawaii or on the Mainland, all of which typically have a very low tax basis. A repeal of or adverse amendment to section 1031 of the Code, which has often been considered by Congress, could impose significant additional costs on us. We are subject to Occupational Safety and Health Administration regulations, Environmental Protection Agency regulations, and state and county permits related to our operations. The Materials & Construction segment is additionally subject to Mine Safety and Health Administration regulations. The Land Operations segment is subject the Hawaii Public Utilities Commission’s regulation of agreements between us and Hawaii’s utilities regarding the sale of electric power, and various county, state and federal environmental laws, regulations and permits governing farming operations and generation of electricity (including, for example, the use of pesticides).

Changes to, or our violation of or inability to comply with any of the laws, regulations and permits mentioned above could increase our operating costs or ability to operate the affected line of business.

Work stoppages or other labor disruptions by our unionized employees or those of other companies in related industries may increase operating costs or adversely affect our ability to conduct business.

As of June 30, 2017, approximately 51 percent of our regular full-time employees were covered by collective bargaining agreements with unions. We may be adversely affected by actions taken by our employees or those of other companies in related industries against efforts by management to control labor costs, restrain wage or benefits increases or modify work practices. Strikes and disruptions may occur as a result of our failure or that of other companies in our industry to negotiate collective bargaining agreements with such unions successfully. For example, in our Land Operations segment, we may be unable to complete construction of our projects if building materials or labor are unavailable due to labor disruptions in the relevant trade groups.

The loss of or damage to key vendor and customer relationships may impact our ability to conduct business and adversely affect our profitability.

Our business is dependent on our relationships with key vendors, customers and tenants. The loss of or damage to any of these key relationships may impact our ability to conduct business and adversely affect our profitability.

Interruption, breaches or failure of our information technology and communications systems could impair our ability to operate, adversely affect our profitability and damage our reputation.

We are dependent on information technology systems. All information technology and communication systems are subject to reliability issues, integration and compatibility concerns and cybersecurity-threatening intrusions. Further, we may experience failures caused by the occurrence of a natural disaster or other unanticipated problems at our facilities. Any failure, or security breaches, of our systems could result in interruptions in our service or production, increased cost, lower profitability and damage to our reputation.

We are susceptible to weather and natural disasters.

Our Commercial Real Estate and Land Operations segments are vulnerable to natural disasters, such as hurricanes, earthquakes, tsunamis, floods, fires, tornadoes and unusually heavy or prolonged rain, which could damage our real estate holdings and which could result in substantial repair or replacement costs to the extent not covered by insurance, a reduction in property values, or a loss of revenue, and could have an adverse effect on our ability to develop, lease and sell properties. The occurrence of natural disasters could also cause increases in property insurance rates and deductibles, which could reduce demand for, or increase the cost of owning or developing our properties.

Drought, greater than normal rainfall, hurricanes, low-wind conditions, earthquakes, tsunamis, floods, fires, other natural disasters, agricultural pestilence, or negligence or intentional malfeasance by individuals, may also adversely impact the conditions of the land and thereby harming the prospects for the Land Operations segment, including agribusiness-related activities, our renewable energy operations, and our land infrastructure and facilities, including dams and reservoirs.

For the Materials & Construction segment, because nearly all of the segment’s activities are performed outdoors, its operations are substantially dependent on weather conditions. For example, periods of wet or other adverse weather conditions could interrupt paving activities, resulting in delayed or loss of revenue, under-utilization of crews and equipment and less efficient rates of overhead recovery. Adverse weather conditions also restrict the demand for aggregate products, increase aggregate production costs and impede its ability to efficiently transport material.

We maintain casualty insurance under policies we believe to be adequate and appropriate. These policies are generally subject to large retentions and deductibles. Some types of losses, such as losses resulting from physical damage to dams or crop damage, generally are not insured. In some cases we retain the entire risk of loss because it is not economically prudent to purchase insurance coverage or because of the perceived remoteness of the risk. Other risks are uninsured because insurance coverage may not be commercially available. Finally, we retain all risk of loss that exceeds the limits of our insurance.

Heightened security measures, war, actual or threatened terrorist attacks, efforts to combat terrorism and other acts of violence may adversely impact our operations and profitability.

War, terrorist attacks and other acts of violence may cause consumer confidence and spending to decrease, or may affect the ability or willingness of tourists to travel to Hawaii, thereby adversely affecting Hawaii’s economy and us. Additionally, future terrorist attacks could increase the volatility in the U.S. and worldwide financial markets.

Loss of our key personnel could adversely affect our business.

Our future success will depend, in significant part, upon the continued services of our key personnel, including our senior management and skilled employees. The loss of the services of key personnel could adversely affect our future operating results because of such employee’s experience, knowledge of our business and relationships. If key employees depart, we may have to incur significant costs to replace them, and our ability to execute our business model could be impaired if we cannot replace them in a timely manner. We do not maintain key person insurance on any of our personnel.

We are subject to, and may in the future be subject to, disputes, legal or other proceedings, or government inquiries or investigations, that could have an adverse effect on us.

The nature of our business exposes us to the potential for disputes, legal or other proceedings, or government inquiries or investigations, relating to labor and employment matters, contractual disputes, personal injury and property damage, environmental matters, construction litigation, business practices, and other matters, as discussed in the other risk factors disclosed in this section. These disputes, individually or collectively, could harm our business by distracting our management from the operation of our business. If these disputes develop into proceedings, these proceedings, individually or collectively, could involve or result in significant expenditures or losses by us. As a real estate developer, we may face warranty and construction defect claims, as described below under “Risks Relating to Our Land Operations Segment.”

Changes in the value of pension assets, or a change in pension law or key assumptions, may result in increased expenses or plan contributions.

The amount of our employee pension and postretirement benefit costs and obligations are calculated on assumptions used in the relevant actuarial calculations. Adverse changes in any of these assumptions due to economic or other factors, changes in discount rates, higher health care costs, or lower actual or expected returns on plan assets, may result in increased cost or required plan contributions. In addition, a change in federal law, including changes to the Employee Retirement Income Security Act and Pension Benefit Guaranty Corporation premiums, may adversely affect our single-employer pension plans and plan funding. These factors, as well as a decline in the fair value of pension plan assets, may put upward pressure on the cost of providing pension and medical benefits and may increase future pension expense and required funding contributions. Although we have actively sought to control increases in these costs, there can be no assurance that we will be successful in limiting future cost and expense increases.

Risks Relating to Our Commercial Real Estate Segment

We are subject to risks associated with real estate construction and development.

Our redevelopment and development-for-hold projects are subject to risks relating to our ability to complete our projects on time and on budget. Factors that may result in a development project exceeding budget or being prevented from completion include, but are not limited to:

•	our inability to secure sufficient financing or insurance on favorable terms, or at all;

•	construction delays, defects, or cost overruns, which may increase project development costs;

•	an increase in commodity or construction costs, including labor costs;

•	the discovery of hazardous or toxic substances, or other environmental, culturally-sensitive, or related issues;

•	an inability to obtain, or a significant delay in obtaining, zoning, construction, occupancy and other required governmental permits and authorizations;

•	difficulty in complying with local, city, county and state rules and regulations regarding permitting, zoning, subdivision, utilities, water quality, as well as federal rules and regulations regarding air and water quality and protection of endangered species and their habitats;

•	insufficient infrastructure capacity or availability (e.g., water, sewer and roads) to serve the needs of our projects;

•	an inability to secure tenants necessary to support the project or maintain compliance with debt covenants;

•	failure to achieve or sustain anticipated occupancy levels;

•	condemnation of all or parts of development or operating properties, which could adversely affect the value or viability of such projects; and

•	instability in the financial industry could reduce the availability of financing.

Significant instability in the financial industry like that experienced during the financial crisis of 2008-2009, may result in, among other things, declining property values and increasing defaults on loans. This, in turn, could lead to increased regulations, tightened credit requirements, reduced liquidity and increased credit risk premiums for virtually all borrowers. Deterioration in the credit environment may also impact us in other ways, including the credit or solvency of vendors, tenants, or joint venture partners, the ability of partners to fund their financial obligations to joint ventures and our access to mortgage financing for our own properties.

We are subject to a number of factors that could cause leasing rental income to decline.

We own a portfolio of commercial income properties. Factors that may adversely affect the portfolio’s profitability include, but are not limited to:

•	a significant number of our tenants are unable to meet their obligations;

•	increases in non-recoverable operating and ownership costs;

•	we are unable to lease space at our properties when the space becomes available;

•	the rental rates upon a renewal or a new lease are significantly lower than prior rents or do not increase sufficiently to cover increases in operating and ownership costs;

•	the providing of lease concessions, such as free or discounted rents and tenant improvement allowances; and

•	the discovery of hazardous or toxic substances, or other environmental, culturally-sensitive, or related issues at the property.

The bankruptcy of key tenants may adversely affect our cash flows and profitability.

We may derive significant cash flows and earnings from certain key tenants. If one or more of these tenants declares bankruptcy or voluntarily vacates from the leased premise and we are unable to re-lease such space or to re-lease it on comparable or more favorable terms, we may be adversely impacted. Additionally, we may be further adversely impacted by an impairment or “write-down” of intangible assets, such as lease-in-place value, favorable lease asset, or a deferred asset related to straight-line lease rent, associated with a tenant bankruptcy or vacancy.

Our financial results are significantly influenced by the economic growth and strength of Hawaii.

All of our redevelopment and development-for-hold activity is conducted in Hawaii. Consequently, the growth and strength of Hawaii’s economy has a significant impact on the demand for our real estate development projects. As a result, any adverse change to the growth or health of Hawaii’s economy could have an adverse effect on our commercial real estate business.

The value of our development-for-hold projects and commercial properties is affected by a number of factors.

We have significant investments in various commercial real estate properties and development-for-hold projects. Weakness in the real estate sector, especially in Hawaii, difficulty in obtaining or renewing project-level financing, and changes in our investment and redevelopment and development-for-hold strategy, among other factors, may affect the fair value of these real estate assets. If the undiscounted cash flows of our commercial properties or redevelopment or development-for-hold projects were to decline below the carrying value of those assets, we would be required to recognize an impairment loss if the fair value of those assets were below their carrying value.

Risks Relating to Our Land Operations Segment

We are subject to risks associated with real estate construction and development.

Our for-sale development projects are subject to risks relating to our ability to complete our projects on time and on budget. Factors that may result in a development project exceeding budget or being prevented from completion include, but are not limited to:

•	our inability or that of buyers to secure sufficient financing or insurance on favorable terms, or at all;

•	construction delays, defects, or cost overruns, which may increase project development costs;

•	an increase in commodity or construction costs, including labor costs;

•	the discovery of hazardous or toxic substances, or other environmental, culturally-sensitive, or related issues;

•	an inability to obtain, or a significant delay in obtaining, zoning, construction, occupancy and other required governmental permits and authorizations;

•	difficulty in complying with local, city, county and state rules and regulations regarding permitting, zoning, subdivision, utilities, affordable housing and water quality, as well as federal rules and regulations regarding air and water quality and protection of endangered species and their habitats;

•	insufficient infrastructure capacity or availability (e.g., water, sewer and roads) to serve the needs of our projects;

•	an inability to secure buyers necessary to support the project or maintain compliance with debt covenants;

•	failure to achieve or sustain anticipated sales levels;

•	buyer defaults, including defaults under executed or binding contracts;

•	condemnation of all or parts of development or operating properties, which could adversely affect the value or viability of such projects;

•	an inability to sell our constructed inventory; and

•	instability in the financial industry could reduce the availability of financing.

Significant instability in the financial industry like that experienced during the financial crisis of 2008-2009, may result in, among other things, declining property values and increasing defaults on loans. This, in turn, could lead to increased regulations, tightened credit requirements, reduced liquidity and increased credit risk premiums for virtually all borrowers. Fewer loan products and strict loan qualifications make it more difficult for borrowers to finance the purchase of units in our projects. Additionally, more stringent requirements to obtain financing for buyers of commercial properties make it significantly more difficult for us to sell commercial properties and may negatively impact the sales prices and other terms of such sales. Deterioration in the credit environment may also impact us in other ways, including the credit or solvency of customers, vendors, or joint venture partners, the ability of partners to fund their financial obligations to joint ventures and our access to mortgage financing for our own properties.

Governmental entities have adopted or may adopt regulatory requirements that may restrict our development activity.

We are subject to extensive and complex laws and regulations that affect the land development process, including laws and regulations related to zoning and permitted land uses. Government entities have adopted or may approve regulations or laws that could negatively impact the availability of land and development opportunities within those areas. It is possible that increasingly stringent requirements will be imposed on developers in the future that could adversely affect our ability to develop projects in the affected markets or could require that we satisfy additional administrative and regulatory requirements, which could delay development progress or increase the development costs to us.

Real estate development projects are subject to warranty and construction defect claims in the ordinary course of business that can be significant.

As a developer, we are subject to warranty and construction defect claims arising in the ordinary course of business. The amounts payable under these claims, both in legal fees and remedying any construction defects, can be significant and could exceed the profits made from the project. As a consequence, we may maintain liability insurance, obtain indemnities and certificates of insurance from contractors generally covering claims related to workmanship and materials, and create warranty and other reserves for projects based on historical experience and qualitative risks associated with the type of project built. Because of the uncertainties inherent in these matters, we cannot provide any assurance that our insurance coverage, contractor arrangements and reserves will be adequate to address some or all of our warranty and construction defect claims in the future. For example, contractual indemnities may be difficult to enforce, we may be responsible for applicable self-insured retentions, and certain claims may not be covered by insurance or may exceed applicable coverage limits. Additionally, the coverage offered and the availability of liability insurance for construction defects could be limited or costly. Accordingly, we cannot provide any assurance that such coverage will be adequate, available at an acceptable cost, or available at all.

We are involved in joint ventures and subject to risks associated with joint venture relationships.

We are involved in joint venture relationships and may initiate future joint venture projects. A joint venture involves certain risks such as, among others:

•	we may not have voting control over the joint venture;

•	we may not be able to maintain good relationships with our venture partners;

•	the venture partner at any time may have economic or business interests that are inconsistent with our economic or business interests;

•	the venture partner may fail to fund its share of capital for operations and development activities or to fulfill its other commitments, including providing accurate and timely accounting and financial information to us;

•	the joint venture or venture partner could lose key personnel;

•	the venture partner could become insolvent, requiring us to assume all risks and capital requirements related to the joint venture project, and any resulting bankruptcy proceedings could have an adverse impact on the operation of the project or the joint venture; and

•	we may be required to perform on guarantees we have provided or agree to provide in the future related to the completion of a joint venture’s construction and development of a project, joint venture indebtedness, or on indemnification of a third party serving as surety for a joint venture’s bonds for such completion.

Our financial results are significantly influenced by the economic growth and strength of Hawaii.

Virtually all of our real estate development activity is conducted in Hawaii. Consequently, the growth and strength of Hawaii’s economy has a significant impact on the demand for our real estate development projects. As a result, any adverse change to the growth or health of Hawaii’s economy could have an adverse effect on our real estate business.

The value of our development projects is affected by a number of factors.

We have significant investments in various development projects and joint venture investments. Weakness in the real estate sector, especially in Hawaii, difficulty in obtaining or renewing project-level financing, and changes in our investment and development strategy, among other factors, may affect the fair value of these real estate assets owned by us or by our joint ventures. If the fair value of our joint venture development projects were to decline below the carrying value of those assets, and that decline was other-than-temporary, we would be required to recognize an impairment loss. Additionally, if the undiscounted cash flows of our development projects were to decline below the carrying value of those assets, we would be required to recognize an impairment loss if the fair value of those assets were below their carrying value.

Our ability to use or lease agricultural lands for agricultural purposes may be limited by government regulation.

Given the large scale of our agricultural landholdings on Maui and Kauai, many of the third parties to whom we lease land for agricultural purposes may be characterized as large scale commercial agricultural operations. Legislation passed on Kauai placed restrictions on the ability of such operations to use land within specified distances of highways, schools, oceans, streams, residences, parks, care homes, hospitals and other similar uses, to grow crops other than ground cover. This legislation also put significant restrictions regarding, and public notification obligations concerning, pesticide use on such operations and limited their ability to use genetically modified organism (GMO) crops. On Maui, similar legislation passed by a voter initiative placed a moratorium on the ability to farm GMO crops. In November 2016, the Kauai and Maui legislation was invalidated by the courts. If additional legislative agricultural restrictions are passed, such as restrictions on the use of pesticides, our ability to use or lease lands for large scale agricultural purposes, and any rents that we can achieve for those lands, may be adversely affected.

The transition to a diversified agricultural model is subject to both the risks affecting the business generally and the inherent difficulties associated with implementing a new strategy.

The ability to transition to a new diversified model and improve the operating results depends upon a number of factors, including:

•	the extent to which management has properly understood and is able to manage the dynamics and demands of the various farming operations comprising the diversified agricultural model, in which we may have limited or no prior experience;

•	the ability to transition from the sugar operations in an orderly and efficient manner;

•	the time required to prepare the land previously under sugar cane cultivation and ready it for a new purpose under the diversified model;

•	the ability to respond to any unanticipated changes in expected cash flows, liquidity, cash needs and cash expenditures with respect to the new diversified model, including our ability to obtain any additional financing or other liquidity enhancing transactions, if and when needed;

•	the ability to execute strategic initiatives in a cost-effective manner, including identifying business partners to explore potential opportunities; and

•	our ability to access adequate, affordable and uninterrupted sources of water (see the “The lack of water for agricultural irrigation could adversely affect the operations and profitability of the Land Operations segment” risk factor below).

There is no assurance that we will be able to transition to and implement a new diversified agricultural model, which could have an adverse impact on our results of operations.

The diversified agricultural model may not achieve the financial results expected.

We are currently evaluating several categories of replacement agricultural activities in the transition to the diversified model, including but not limited to energy crops, agroforestry, grass finished livestock operations, diversified food crops/agricultural park, and orchard crops. There is no assurance that our replacement agricultural activities will be economically feasible or improve the Land Operations segment’s operating results.

Our power sales contracts could be replaced on less favorable terms or may not be replaced.

Our power sales contracts expire at various points in the future and may not be replaced or could be replaced on less favorable terms, which could adversely affect Land Operations profitability.

The market for power sales in Hawaii is limited.

The power distribution systems in Hawaii are small and island-specific; currently, there is no ability to move power generated on one island to any other island. In addition, Hawaii law limits the ability of independent power producers, such as us, to sell their output to firms other than the respective utilities on each island, without themselves becoming utilities and subject to the State’s Public Utilities Commission (PUC) regulation. Further, any sales of electricity by us to the utilities on each island are subject to the approval of the PUC. Unlike some areas in the Mainland, Hawaii’s independent power producers have no ability to use utility infrastructure to transfer power to other locations.

The lack of water for agricultural irrigation could adversely affect the operations and profitability of the Land Operations segment.

It is crucial for our land to have access to sufficient, reliable and affordable sources of water in order to conduct any agricultural activity. On Maui, there are regulatory and legal challenges to our ability to divert water from streams. In addition, access to water is subject to weather patterns that cannot reliably be predicted. If we are limited in our ability to divert stream waters for our use or there is insufficient rainfall on an extended basis, this would have a significant, adverse effect on the utility of the land and our ability to employ the land in active agricultural use.

Risks Relating to Our Materials & Construction Segment

Our Materials & Construction segment’s revenue growth and profitability are dependent on factors outside of our control.

Our Materials & Construction segment’s ability to grow its revenues and improve profitability is dependent on factors outside of our control, which include, but are not limited to:

•	decreased government funding for infrastructure projects (see the “Economic downturns or reductions in government funding of infrastructure projects could reduce our revenues and profits from our materials and construction businesses.” risk factor below);

•	reduced spending by private sector customers resulting from poor economic conditions in Hawaii;

•	an increased number of competitors;

•	less success in competitive bidding for contracts;

•	a decline in transportation and logistical costs, which may result in customers purchasing material from sources located outside of Hawaii in a more cost-efficient manner;

•	limitations on access to necessary working capital and investment capital to sustain growth; and

•	inability to hire and retain essential personnel and to acquire equipment to support growth.

Economic downturns or reductions in government funding of infrastructure projects could reduce our revenues and profits from our materials and construction businesses.

The segment’s products are used in public infrastructure projects, which include the construction, maintenance and improvement of highways, streets, roads, airport runways and similar projects. Our materials and construction businesses, including our aggregates business, are highly dependent on the amount and timing of infrastructure work funded by various governmental entities, which, in turn, depends on the overall condition of the economy, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and federal, state or local government spending levels. We cannot be assured of the existence, amount and timing of appropriations for spending on these and other future projects, including state and federal spending on roads and highways. Spending on infrastructure could decline for numerous reasons, including decreased revenues received by state and local governments for spending on such projects (including federal funding), and other competing priorities for available state, local and federal funds. State spending on highway and other projects can be adversely affected by decreases or delays in, or uncertainties regarding, federal highway funding. The segment is reliant upon contracts with the City and County of Honolulu, the State of Hawaii and the Federal Government for a significant portion of its revenues. If revenues and profits are impacted by economic downturns or reductions in government funding, the segment’s long-lived assets and goodwill may become impaired.

We may face community opposition to the operation or expansion of quarries or other facilities.

Quarries and other segment facilities require special and conditional use permits to operate. Permitting and licensing applications and proceedings and regulatory enforcement proceedings are all matters open to public scrutiny and comment. In addition, the Makakilo quarry is adjacent to residential areas and heavy equipment and explosives are used in the mining process. As a result, from time to time, our Materials & Construction segment operations may be subject to community opposition and adverse publicity that may have a negative effect on operations and delay or limit any future expansion or development of segment operations.

Our materials and construction businesses operate only in Hawaii, and adverse changes to the economy and business environment in Hawaii could adversely affect operations and profitability.

Because our operations are concentrated in a specific geographic location, our materials and construction businesses are susceptible to fluctuations in operations and profitability caused by changes in economic or other conditions in Hawaii.

Significant contracts may be canceled or we may be disqualified from bidding for new contracts.

Governmental entities typically have the right to cancel their contracts with our construction businesses at any time with payment generally only for the work already completed plus a negotiated compensatory overhead recovery amount. In addition, our construction businesses could be prohibited from bidding on certain governmental contracts if we fail to maintain qualifications required by those entities, such as maintaining an acceptable safety record.

If our materials and construction businesses are unable to accurately estimate the overall risks, requirements or costs when bidding on or negotiating a contract that we are ultimately awarded, the segment may achieve a lower than anticipated profit or incur a loss on the contract.

The majority of the Materials & Construction segment’s revenues are derived from “quantity pricing” (fixed unit price) contracts. Approximately 40 percent of 2016 segment revenues and backlog are derived from “lump sum” (fixed total price) contracts. Quantity pricing contracts require the provision of line-item materials at a fixed unit price based on approved quantities irrespective of actual per unit costs. Lump sum contracts require that the total amount of work be performed for a single price irrespective of actual quantities or actual costs. Expected profits on contracts are realized only if costs are accurately estimated and then successfully controlled. If cost estimates for a contract are inaccurate, or if the contract is not performed within cost estimates, then cost overruns may result in losses or cause the contract not to be as profitable as expected.

If our materials and construction businesses are unable to attract and retain key personnel and skilled labor, or encounter labor difficulties, the ability to bid for and successfully complete contracts may be negatively impacted.

The ability to attract and retain reliable, qualified personnel is a significant factor that enables our materials and construction businesses to successfully bid for and profitably complete their work. This includes members of management, project managers, estimators, supervisors, and foremen. The segment’s future success also will depend on its ability to hire, train and retain, or to attract, when needed, highly skilled management personnel. If competition for these employees is intense, it could be difficult to hire and retain the personnel necessary to support operations. If we do not succeed in retaining our current employees and attracting, developing and retaining new highly skilled employees, segment operations and future earnings may be negatively impacted.

A majority of segment personnel are unionized. Any work stoppage or other labor dispute involving unionized workforce, or inability to renew contracts with the unions, could have an adverse effect on operations.

Our construction and construction-related businesses may fail to meet schedule or performance requirements of our paving contracts.

Asphalt paving contracts have penalties for late completion. In most instances, projects must be completed within an allotted number of business or calendar days from the time the notice to proceed is received, subject to allowances for additional days due to weather delays or additional work requested by the customer. If our construction businesses subsequently fail to complete the project as scheduled, we may be responsible for contractually agreed-upon liquidated damages, an amount assessed per day beyond the contractually allotted days, at the discretion of the customer. Under these circumstances, the total project cost could exceed original estimates and could result in a loss of profit or a loss on the project. Additionally, our construction businesses enter into lump sum and quantity pricing contracts where profits can be adversely affected by a number of factors beyond our control, which can cause actual costs to materially exceed the costs estimated at the time of our original bid.

Timing of the award and performance of new contracts could have an adverse effect on Materials & Construction segment operating results and cash flow.

It is generally very difficult to predict whether and when bids for new projects will be offered for tender, as these projects frequently involve a lengthy and complex design and bidding process, which is affected by a number of factors, such as market conditions, funding arrangements and governmental approvals. Because of these factors, segment results of operations and cash flows may fluctuate from quarter to quarter and year to year, and the fluctuation may be substantial.

The uncertainty of the timing of contract awards after a winning bid is submitted may also present difficulties in matching the size of equipment fleet and work crews with contract needs. In some cases, our materials and construction businesses may maintain and bear the cost of more equipment than is currently required, in anticipation of future needs for existing contracts or expected future contracts.

In addition, the timing of the revenues, earnings and cash flows from contracts can be delayed by a number of factors, including delays in receiving material and equipment from suppliers and services from subcontractors and changes in the scope of work to be performed.

Dependence on a limited number of customers could adversely affect our materials and construction businesses and results of operations.

Due to the size and nature of the segment’s construction contracts, one or a few customers have in the past and may in the future represent a substantial portion of consolidated segment revenues and gross profits in any one year or over a period of several consecutive years. For example, in 2016, approximately 90 percent of Grace’s construction related revenue was generated from projects administered by the federal government, State of Hawaii, or the various counties in Hawaii where Grace served as general contractor or subcontractor. Similarly, segment backlog frequently reflects multiple contracts for certain customers; therefore, one customer may comprise a significant percentage of backlog at a certain point in time. For example, the State of Hawaii comprised approximately 37 percent of Grace’s construction backlog at December 31, 2016. The loss of business from any such customer, or a default or delay in payment on a significant scale by a customer, could have an adverse effect on our materials and construction businesses or results of operations.

Our materials and construction businesses are likely to require more capital over the longer term.

The property and machinery needed to produce aggregate products and perform asphaltic concrete paving contracts are expensive. Although capital needs over the next five years are expected to be relatively modest, over the longer term, our materials and construction businesses may require increasing annual capital expenditures. The segment’s ability to generate sufficient cash flow to fund these expenditures depends on future performance, which will be subject to general economic conditions, industry cycles and financial, business, and other factors affecting operations, many of which are beyond our control. If the segment is unable to generate sufficient cash to operate its business, it may be required, among other things, to further reduce or delay planned capital or operating expenditures.

An inability to obtain bonding could limit the aggregate dollar amount of contracts that our materials and construction businesses are able to pursue.

As is customary in the construction industry, we may be required to provide surety bonds to our customers to secure our performance under construction contracts. Our ability to obtain surety bonds primarily depends upon our capitalization, working capital, past performance, management expertise and reputation and certain external factors, including the overall capacity of the surety market. Surety companies consider such factors in relationship to the amount of backlog and their underwriting standards, which may change from time to time. Events that adversely affect the insurance and bonding markets generally may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. The inability to obtain adequate bonding would limit the amount that our construction businesses are to able bid on new contracts and could have an adverse effect on the segment’s future revenues and business prospects.

Our Materials & Construction segment operations are subject to hazards that may cause personal injury or property damage, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance.

Segment employees are subject to the usual hazards associated with performing construction activities on road construction sites, plants and quarries. Operating hazards can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We maintain general liability and excess liability insurance, workers’ compensation insurance, auto insurance and other types of insurance, all in amounts consistent with our materials and construction businesses’ risk of loss and industry practice, but this insurance may not be adequate to cover all losses or liabilities incurred in operations.

Insurance liabilities are difficult to assess and quantify due to unknown factors, including the severity of an injury, the determination of liability in proportion to other parties, the number of incidents not reported and the effectiveness of the segment’s safety program. If insurance claims or costs were above our estimates, our materials and construction businesses might be required to use working capital to satisfy these claims, which could impact their ability to maintain or expand their operations.

Environmental and other regulatory matters could adversely affect our materials and construction businesses’ ability to conduct business and could require significant expenditures.

Segment operations are subject to various environmental laws and regulations relating to the management, disposal and remediation of hazardous substances, climate change and the emission and discharge of pollutants into the air and water. Our materials and construction businesses could be held liable for such contamination created not only from their own activities but also from the historical activities of others on properties that the segment acquires or leases. Segment operations are also subject to laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances. Violations of such laws and regulations could subject us to substantial fines and penalties, cleanup costs, third-party property damage or personal injury claims. In addition, these laws and regulations have become, and enforcement practices and compliance standards are becoming, increasingly stringent. Moreover, we cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed, or how existing or future laws or regulations will be administered or interpreted, with respect to products or activities to which they have not been previously applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could require substantial expenditures for, among other things, equipment not currently possessed, or the acquisition or modification of permits applicable to segment activities.

Short supplies and volatility in the costs of fuel, energy and raw materials may adversely affect our materials and construction businesses.

Our materials and construction businesses require a continued supply of diesel fuel, electricity and other energy sources for production and transportation. The financial results of these businesses have at times been affected by the high costs of these energy sources. Significant increases in costs or reduced availability of these energy sources have and may in the future reduce financial results. Moreover, fluctuations in the supply and costs of these energy sources can make planning business operations more difficult. We do not hedge our fuel price risk, but instead focus on volume-related price reductions, fuel efficiency, alternative fuel sources, consumption and the natural hedge created by the ability to increase aggregates prices.

Similarly, segment operations also require a continued supply of liquid asphalt, which serves as a key raw material in the production of asphaltic concrete. Liquid asphalt is subject to potential supply constraints and significant price fluctuations, which are generally correlated to the price of crude oil, though not as closely as diesel or gasoline, and are beyond the control of our materials and construction business. Accordingly, significant increases in the price of crude oil will have an adverse impact on the financial results of the Materials & Construction segment due to higher costs of production of asphaltic concrete. Conversely, significant declines in the price of oil had, and in the future, may have an adverse impact on our material and construction sales of liquid asphalt concrete, due to lower costs of importing asphalt to Hawaii, which may result in customers sourcing liquid asphalt from competition located outside of Hawaii.

Risks Relating to the Separation from Matson Navigation Company in 2012 (the “Separation”)

If the Separation were to fail to qualify as tax-free for U.S. federal income tax purposes, then we, Matson, Inc. (“Matson”) and the shareholders who received their shares of our common stock in the Separation could be subject to significant tax liability or tax indemnity obligations.

Prior to June 29, 2012, our businesses included Matson Navigation Company, a wholly owned subsidiary that provided ocean transportation, truck brokerage and intermodal services. As part of a strategic initiative designed to allow us to independently execute our strategies and to enhance and maximize our earnings, growth prospects and shareholder value, we made a decision to separate the transportation businesses from the Hawaii real estate and agriculture businesses. In preparation for the separation, we modified our legal-entity structure and became a wholly owned subsidiary of a newly created entity, Alexander & Baldwin Holdings, Inc. (“Holdings”). On June 29, 2012, Holdings distributed to its shareholders all of the shares of our stock in a tax-free distribution (the “Separation”). Holders of Holdings common stock continued to own the transportation businesses, but also received one share of our common stock for each share of Holdings common stock held at the close of business on June 18, 2012, the record date. Following the Separation, Holdings changed its name to Matson. On July 2, 2012, we began regular trading on the New York Stock Exchange under the ticker symbol “ALEX” as an independent, public company.

Matson received a private letter ruling from the IRS (“IRS Ruling”) that, for U.S. federal income tax purposes, (i) certain transactions to be effected in connection with the Separation qualify as a reorganization under sections 355 and/or 368 of the Code, or as a complete liquidation under section 332(a) of the Code and (ii) the Separation qualifies as a transaction under section 355 of the Code. In addition to obtaining the IRS Ruling, Matson received a tax opinion (“Tax Opinion”) from the law firm of Skadden, Arps, Slate, Meagher & Flom LLP (which Tax Opinion relies on the effectiveness of the IRS Ruling) substantially to the effect that, for U.S. federal income tax purposes, the Separation and certain related transactions qualify as a reorganization under section 368 of the Code. The IRS Ruling and Tax Opinion rely on certain facts and assumptions, and certain representations from us and Matson regarding the past and future conduct of our respective businesses and other matters. Notwithstanding the IRS Ruling and Tax Opinion, the IRS could determine on audit that the Separation and related transactions should be treated as a taxable transaction if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated, or that the Separation and related transactions should be taxable for other reasons, including as a result of a significant change in stock or asset ownership after the Separation or if the IRS were to disagree with the conclusions in the Tax Opinion that are not covered by the IRS Ruling. If the Separation and related transactions ultimately were determined to be taxable, the distribution of our stock in the Separation could be treated as taxable for U.S. federal income tax purposes to the shareholders who received their shares of our common stock in the Separation, and such shareholders could incur significant U.S. federal income tax liabilities. In addition, Matson would recognize a gain in an amount equal to the excess of the fair market value of the shares of our common stock distributed to Matson’s shareholders on the Separation date over Matson tax basis in such shares.

In addition, under the terms of the Tax Sharing Agreement that we entered into with Matson, we also generally are responsible for any taxes imposed on Matson that arise from the failure of the Separation and certain related transactions to qualify as tax-free for U.S. federal income tax purposes within the meaning of sections 355 and 368 of the Code, to the extent such failure to qualify is attributable to actions, events or transactions relating to our stock, assets or business, or a breach of the relevant representations or covenants made by us and our subsidiaries in the Tax Sharing Agreement, the materials submitted to the IRS in connection with the request for the IRS Ruling or the representation letter provided to counsel in connection with the Tax Opinion. The amounts of any such taxes could be significant.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION

This proxy statement/prospectus and documents incorporated by reference into this proxy statement/prospectus contain statements about future events and expectations, or “forward-looking statements,” as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, all of which are inherently uncertain. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “goal,” “seek,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “future,” “may,” “might,” “should,” “could,” “likely,” “will” or the negative of these terms or similar expressions. Examples of forward-looking statements include statements we make concerning our ability to remain qualified as a REIT, the potential benefits or impact of our REIT status, the amount and timing of the Special Distribution, possible or assumed future results of operations, business strategies, financing plans, capital expenditure levels, competitive positions, potential growth opportunities, potential operating performance improvements, future dividends to shareholders, the effects of competition and the effects of future legislation or regulations. Forward-looking statements are subject to risks, uncertainties, assumptions and other factors that could cause actual results and the timing of certain events to differ materially from those expressed in or implied by the forward-looking statements. Such factors include, but are not limited to:

•	our ability to remain qualified for taxation as a REIT, particularly given the need to apply highly technical and complex provisions of the Code and make various factual determinations concerning matters and circumstances not entirely within our control;

•	the risk that the REIT requirements could limit our financial flexibility and may cause us to liquidate certain investments or forgo otherwise attractive opportunities;

•	our limited experience operating as a REIT, which may adversely affect our financial condition, results of operations, cash flow and our ability to satisfy our debt service obligations, as well as the per share trading price of our common stock;

•	the ability of our board of directors to revoke our REIT status without shareholder approval, which may cause adverse consequences to our shareholders;

•	our exposure to U.S. federal and state income tax law changes, including changes to the REIT requirements that could adversely impact our ability to remain qualified as a REIT or the attractiveness of REIT status;

•	our ability to pay dividends consistent with the REIT requirements, and expectations as to timing and amounts of such dividends;

•	the possibility that the anticipated benefits of our REIT status will not be realized, or will not be realized within the expected time period;

•	the potential for satisfying the REIT requirements to divert management’s attention from traditional business concerns;

•	the potential for the Hawaii State legislature to pass legislation disallowing the dividends paid deduction for REIT income generated in Hawaii, which would reduce available cash flow and dividend distributions to our shareholders;

•	our ability to maintain and increase leasing rental income, to complete our real estate development projects on time and budget, to successfully divert water to support our agricultural activities and to grow the revenues of our materials and construction business, all of which are dependent on a number of factors beyond our control; and

•	other factors related to REIT status and our business generally contained in this proxy statement/prospectus, including those discussed in “Risk Factors” above, and in our filings with the SEC, including, but not limited to, those detailed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as updated by our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017.

You should not put undue reliance on any forward-looking statements in this proxy statement/prospectus. In addition, you should keep in mind that any forward-looking statement we make in this proxy statement/prospectus or elsewhere speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. Neither A&B nor A&B REIT Holdings has a duty to, or intends to, update or revise the forward-looking statements made in this proxy statement/prospectus, except as may be required by law.

THE SPECIAL MEETING

A&B is furnishing this document to holders of A&B common stock in connection with the solicitation of proxies by A&B’s board of directors to be voted at the special meeting to be held on [●], [●], 2017, and at any adjournment or postponement thereof. This section contains information about the special meeting of A&B shareholders that has been called to consider and approve the holding company merger proposal and the adjournment proposal.

Together with this proxy statement/prospectus, A&B is also sending you a notice of the special meeting and a form of proxy that is solicited by the A&B board of directors.

Date, Time and Place of the Special Meeting

The special meeting will be held at A&B’s headquarters, 822 Bishop Street, Honolulu, Hawaii, on [●], [●], 2017 at [●] a.m., Honolulu time.

Matters to Be Considered

The purpose of the special meeting is to consider and vote on the following proposals:

•	Proposal No. 1: A proposal, which we refer to as the “holding company merger proposal,” to approve the Agreement and Plan of Merger, dated as of July 10, 2017, by and among A&B, A&B REIT Holdings and Merger Sub, which is being implemented to facilitate our ongoing compliance with certain REIT requirements.

•	Proposal No. 2: A proposal, which we refer to as the “adjournment proposal,” to approve, if necessary, an adjournment of the special meeting in order to solicit additional proxies in favor of the holding company merger proposal.

No other matters of business are anticipated to be presented for action at the special meeting or at any adjournment or postponement thereof.

Proxies

Each copy of this proxy statement/prospectus mailed to holders of A&B common stock is accompanied by a form of proxy. If you are a shareholder of record, you may submit a proxy by telephone, via the Internet or by mail to ensure that your vote is counted at the special meeting, or at any adjournment or postponement thereof, regardless of whether you plan to attend the special meeting.

•	Submitting a Proxy by Telephone: You can submit a proxy for your shares by telephone until 11:59 p.m., Eastern Daylight Time (5:59 p.m., Honolulu Time), on [●], 2017, by calling 1-800-652-VOTE (8683). Telephone proxy submission is available 24 hours a day. Easy-to-follow voice prompts allow you to submit a proxy for your shares and confirm that your instructions have been properly recorded. Our telephone proxy submission procedures are designed to authenticate shareholders using individual control numbers.

•	Submitting a Proxy Via the Internet: You can submit a proxy via the Internet until 11:59 p.m., Eastern Daylight Time (5:59 p.m., Honolulu Time), on [●], 2017, by accessing the website listed on your proxy card, www.envisionreport.com/ALEX-Special, and following the instructions you will find on the website. Internet proxy submission is available 24 hours a day. As with telephone proxy submission, you will be given the opportunity to confirm that your instructions have been properly recorded.

•	Submitting a Proxy by Mail: If you choose to submit a proxy by mail, simply mark the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided.

By casting your vote in any of the three ways listed above, you are authorizing the individuals listed on the proxy to vote your shares in accordance with your instructions. If no instructions are indicated on a properly executed proxy card, the shares will be voted “FOR” each of the proposals in accordance with the A&B board of directors’ recommendations. You may also attend the special meeting and vote in person.

If you are a “street name” holder, you must provide instructions to your broker, bank or other nominee as to how to vote your shares by following the directions your broker, bank or other nominee provides to you. Please check the voting form used by your broker, bank or other nominee.

Revocation of Proxies

You may revoke your proxy at any time before it is exercised by:

•	delivering to the Corporate Secretary a written notice of revocation, dated later than the proxy, before the vote is taken at the special meeting;

•	delivering to the Corporate Secretary an executed proxy bearing a later date before the vote is taken at the special meeting;

•	submitting a proxy on a later date by telephone or via the Internet before 11:59 p.m., Eastern Daylight Time (5:59 p.m., Honolulu Time), on [●], 2017 (in which case, only your last telephone or Internet proxy will be counted); or

•	attending the special meeting and voting in person. Your attendance at the special meeting, in and of itself, will not revoke the proxy.

Any written notice of revocation, or later-dated proxy, may be hand delivered to the Corporate Secretary at the special meeting before voting begins or may be delivered by mail to the following address:

Alyson J. Nakamura

Corporate Secretary and Assistant General Counsel

Alexander & Baldwin, Inc.

822 Bishop Street

Honolulu, Hawaii 96813

(808) 525-8450

If your shares are held in “street name” by a broker, bank or other nominee, you must follow the instructions provided by the broker, bank or other nominee if you wish to change your vote.

Solicitation of Proxies

The A&B proxy accompanying this proxy statement/prospectus is solicited on behalf of A&B’s board of directors. A&B will pay the costs of printing and mailing this proxy statement/prospectus to A&B shareholders and all other costs incurred by it in connection with the solicitation of proxies from its shareholders on behalf of its board of directors. In addition to solicitation of proxies by mail, officers, employees and directors of A&B and its subsidiaries may solicit proxies from shareholders in person or by telephone, email or other appropriate means without additional compensation, other than reimbursement for their actual expenses.

A&B has retained Morrow Sodali LLC, a proxy solicitation firm, to assist us in the solicitation of proxies for the special meeting. A&B will pay Morrow Sodali LLC a fee of approximately $12,500 and reimburse the firm for reasonable out-of-pocket expenses.

Arrangements also will be made with brokerage firms and other persons that are record holders of A&B common stock to forward proxy soliciting material to the beneficial owners of the stock and secure their voting instructions. A&B will reimburse the record holders for their reasonable out-of-pocket expenses in taking those actions.

Record Date

The A&B board of directors has set the close of business on [●], 2017, as the record date for the special meeting. Only holders of record of shares of A&B common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the special meeting and any adjournment or postponement thereof. At that time, [●] shares of A&B common stock were outstanding, held by approximately [●] registered holders.

Quorum

The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of A&B common stock entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions will be counted for the purpose of determining whether a quorum is present; however, because brokers, banks and other nominees are not entitled to vote on the proposals absent specific instructions from the beneficial owner, shares held by brokers, banks or other nominees for which instructions have not been provided will not be included in the number of shares present and entitled to vote at the special meeting for the purposes of establishing a quorum. At the special meeting, each share of common stock is entitled to one vote on each proposal properly submitted to A&B’s shareholders.

Adjournment or Postponement

Although it is not currently expected, the special meeting may be adjourned to solicit additional proxies if there are not sufficient votes to approve the holding company merger proposal. In that event, A&B may ask its shareholders to vote on the adjournment proposal but not the holding company merger proposal. If A&B shareholders approve the adjournment proposal, we could adjourn the meeting and use the time to solicit additional proxies.

Additionally, at any time prior to convening the special meeting, we may seek to postpone the meeting if permitted by applicable law and A&B’s articles of incorporation and bylaws.

Vote Required

Approval of the holding company merger proposal requires the affirmative vote of the holders of at least a majority of all of the issued and outstanding shares of A&B common stock entitled to vote on the proposal. Abstentions or the failure to vote, either by proxy or in person, will have the same effect as a vote “AGAINST” this proposal. For shareholders who hold their stock in “street name,” failure to provide voting instructions to the broker, bank or other nominee will have the same effect as a vote “AGAINST” the proposal.

Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares of common stock present in person or by proxy at the special meeting, and entitled to vote thereat. Abstentions will have the same effect as a vote “AGAINST” this proposal. The failure to vote, either by proxy or in person, will have no effect on the outcome of the vote on this proposal. For shareholders who hold their stock in “street name,” failure to provide voting instructions to the broker, bank or other nominee will have no effect on the outcome of the vote on this proposal.

The A&B board of directors urges you to vote promptly by completing, signing, dating and returning the enclosed proxy card, by submitting your proxy via the Internet or by telephone or, if you hold your stock in “street name” through a broker, bank or other nominee, by following the voting instructions of your broker, bank or other nominee.

Broker Non-Votes

Under applicable rules and regulations of the NYSE, brokers, banks or other nominees have the discretion to vote on routine matters, but do not have the discretion to vote on non-routine matters. A “broker non-vote” occurs on an item when a broker, bank or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of shareholders but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the nominee or intermediary with such instructions. Because both of the proposals to be considered at the special meeting are “non-routine” matters for purposes of broker voting, we do not expect any broker non-votes at the special meeting. Broker non-votes, if any, will have no effect on the outcome of the vote on the adjournment proposal, but will have the same effect as a vote “AGAINST” the holding company merger proposal.

Voting by A&B Directors and Executive Officers

As of the record date, directors and executive officers of A&B, and their affiliates, had the right to vote [●] shares of A&B common stock, or approximately [●]% of the issued and outstanding A&B common stock at that date. A&B currently expects that each of these individuals will vote their shares of A&B common stock in favor of the proposals to be presented at the special meeting.

Recommendation of the A&B Board of Directors

After careful consideration, the A&B board of directors has determined that the merger agreement is advisable and in the best interests of A&B and its shareholders and unanimously recommends that A&B shareholders vote “FOR” the holding company merger proposal and “FOR” the adjournment proposal.

Attending the Meeting

All A&B shareholders as of the record date are invited to attend the special meeting. If you decide to attend the special meeting and you are a “shareholder of record,” you may vote your shares in person at the special meeting. If you are the beneficial owner of shares held in the name of your broker, bank or other nominee, you must bring proof of ownership (for example, a current broker’s statement) in order to be admitted to the special meeting, and you must obtain a proxy from your broker, bank or other nominee, giving you the right to vote the shares at the special meeting.

Shareholders will be asked at the special meeting to present valid photo identification. A&B reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Other Matters

According to Hawaii law and A&B’s bylaws, no business may be conducted at a special meeting of shareholders other than the business specified in the notice to shareholders. No matters other than the matters described in this document are anticipated to be presented for action at the special meeting or at any adjournment or postponement thereof.

Questions and Additional Information

A&B shareholders who would like additional copies, without charge, of this proxy statement/prospectus or have additional questions about the merger or the special meeting, including the procedures for voting their shares of A&B common stock, should contact A&B at:

Alexander & Baldwin, Inc.

822 Bishop Street

Honolulu, Hawaii 96813

Attention: Alyson J. Nakamura, Corporate Secretary and Assistant General Counsel

Telephone: (808) 525-8450

or Morrow Sodali LLC, A&B’s proxy solicitor, at:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Banks and Brokerage Firms, Please Call: (203) 658-9400

Holders Call Toll Free: (800) 662-5200

Email: ALEX.info@morrowsodali.com

BACKGROUND OF THE REIT CONVERSION AND THE MERGER

As part of an ongoing strategic review of our business, our board of directors and senior management regularly evaluate ways to maximize shareholder value through alternative organizational structures and operational, financing, capital and tax strategies. As part of these ongoing efforts, in April 2015, during a regularly scheduled meeting of our board of directors, the possibility of analyzing the feasibility of a REIT conversion was discussed with the board. During this meeting, our board of directors authorized management to conduct a preliminary review of the feasibility of converting to and operating as a REIT, which we refer to as the “REIT feasibility analysis,” and to engage legal, financial and other advisors in connection therewith.

Thereafter, we retained the law firm of Skadden, Arps, Slate, Meagher & Flom LLP, as our legal advisor, and we retained Goldman, Sachs & Co., or “Goldman Sachs,” as our financial advisor, to assist management with this preliminary review.

In late October 2015, during a regularly scheduled meeting of our board of directors, the board met with senior management and representatives of Goldman Sachs to review the progress of our preliminary REIT feasibility analysis. During this meeting, Goldman Sachs presented our board of directors with a summary and preliminary analysis of structural alternatives for A&B, including the possibility of pursuing a variety of REIT conversion structures. During this meeting, it was determined that management and our advisors should continue to conduct a preliminary REIT feasibility analysis. In January 2016, we retained Green Street Advisory and Consulting Group, or “Green Street,” a consulting firm specializing in real estate and REIT research and analysis, to assist in the review.

During several regularly scheduled and special meetings of the board of directors from January through September 2016, our board continued to discuss various structural alternatives for A&B and met with senior management and representatives of Goldman Sachs, Green Street and Skadden to discuss their preliminary conclusions regarding a potential REIT conversion and our ability to comply with the REIT requirements on an ongoing basis. These meetings included presentations from our advisors and discussions regarding, among other things, the REIT market, the REIT conversion process and a variety of strategic, financial and legal considerations in connection with converting to and operating as a REIT.

On October 25, 2016, our board of directors again met with senior management and representatives of Goldman Sachs and Skadden to discuss the ongoing preliminary REIT feasibility analysis, including various valuation, financing and investor relations matters. At this meeting, the board authorized management to pursue an in-depth exploration of converting to a REIT with a TRS structure and electing REIT status for the 2017 or 2018 taxable years, which we refer to as the “in-depth REIT exploration.” As part of this in-depth REIT exploration, and to preserve the flexibility to elect REIT status for the 2017 taxable year, the board authorized management to complete the internal reorganization transactions necessary for A&B to begin operating in compliance with the REIT requirements for the taxable year ending December 31, 2017. However, at this meeting, no decision was made regarding whether A&B would elect to be subject to tax as a REIT.

On October 27, 2016, we issued a press release announcing our financial results for the three and nine months ended September 30, 2016 and announcing that our board of directors had approved an in-depth REIT exploration.

In accordance with the authorization of the board of directors, we completed the internal reorganization transactions necessary for us to begin operating in conformity with the requirements for qualification and taxation as a REIT under the Code for the taxable year ending December 31, 2017. The businesses that we initially contributed to, or retained in, subsidiaries that elected to be treated as TRSs commencing with the taxable year ending December 31, 2017 principally consisted of our active real estate development-for-sale projects, our diversified agricultural activities, our renewable energy investments, and our materials and construction business.

We received an opinion from Skadden, dated December 31, 2016, to the effect that (assuming our board of directors approved our making an election to be subject to tax as a REIT commencing with our 2017 taxable year) we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code and that our proposed method of operating will enable us to meet the requirements of qualification and taxation as a REIT commencing with our taxable year ending December 31, 2017.

During several regularly scheduled meetings of the board of directors from January through April 2017, our board of directors continued to receive updates from senior management and representatives of Goldman Sachs and Skadden regarding, among other things, the REIT market and a variety of strategic, financial and legal considerations related to compliance with the REIT requirements and the potential election of REIT status for the 2017 or 2018 taxable years.

On July 6, 2017, our board of directors again met with senior management to receive a detailed update on the in-depth REIT exploration. During this meeting the board reviewed and discussed the rationale for electing REIT status, considerations relating to the timing of such election, the steps that would need to be taken in order to make such election for the 2017 taxable year (including the Special Distribution), the risks associated with REIT status, and a variety of other matters relating to operating as a REIT, including a number of financing and investor relations matters. In addition, the board of directors and senior management reviewed and discussed the proposed merger and the potential terms of A&B REIT Holdings’ articles of incorporation, as well as the proposed LLC conversion. It was discussed that, although we have begun operating in compliance with the REIT requirements for the taxable year ending December 31, 2017 and the merger is not required by the REIT qualification rules, the merger will facilitate our ongoing compliance with the REIT requirements by ensuring that certain standard REIT ownership limitations and transfer restrictions apply to our capital stock. Senior management reviewed with the board, among other things, the procedures and timeline for implementing the merger, as well as the board’s fiduciary duties in connection with the merger. Senior management stated that it was in favor of completing the merger and moving forward with the additional steps necessary to elect REIT status for the 2017 taxable year.

After a thorough analysis and careful consideration, on July 10, 2017, our board of directors unanimously approved our making an election to be subject to tax as a REIT for U.S. federal income tax purposes commencing with our 2017 taxable year and directed senior management to take all steps necessary or appropriate to elect REIT status for such year. In connection therewith, our board of directors unanimously approved the merger, adopted the merger agreement and recommended that A&B shareholders vote for the holding company merger proposal.

REASONS FOR THE REIT CONVERSION AND THE MERGER

In reaching its unanimous decision to approve a plan for A&B to be subject to tax as a REIT and to recommend approval of the holding company merger proposal, the board of directors consulted with management, as well as its financial and legal advisors. The factors considered by the board of directors in reaching its determination included, but were not limited to, the following:

•	Competing with institutional investors for Hawaii properties: We believe that REIT status will enhance our ability to pursue our core strategy of investing in Hawaii assets and communities. In particular, we believe that REIT status will provide us with greater ability to compete on a level playing field with institutional investors for Hawaii commercial properties, positioning A&B to increase investment in the state and keep more Hawaii properties in local hands.

•	Continuation of other operations in Hawaii: We believe that REIT status will not prevent us from continuing to operate our real estate development-for-sale, diversified agricultural, renewable energy and materials and construction businesses.

•	Return of capital to shareholders: We believe that REIT status will allow us to increase our regular cash distributions, which may broaden the appeal of our common stock to investors seeking dividends.

•	Expansion of our base of potential shareholders: As a REIT, we believe our shareholder base will expand to include REIT-focused investors and investors attracted by dividends, which should improve the liquidity of our common stock.

•	Increasing shareholder value: As a REIT, we believe we will be able to increase shareholder value and benefit from a lower cost of capital compared to a regular C corporation as a result of higher distributions and improved liquidity of our common stock.

•	Facilitating compliance with REIT requirements: Although the merger is not required, it will facilitate our ongoing compliance with the REIT requirements by ensuring that certain standard REIT ownership limitations and transfer restrictions apply to our capital stock.

The A&B board of directors also considered, among others, the following potentially negative factors:

•	Dependence on the capital markets: REIT status may result in an increased dependence on the capital markets to fund our liquidity needs under the REIT requirements. Additionally, the timing of a required capital raise may result in financing on unfavorable terms.

•	Limitations on activities: As a REIT, we will need to comply with highly technical REIT qualification provisions, which impose limitations on our activities and may hinder our ability to make certain attractive investments and acquisitions, including investments in the businesses to be conducted by our TRSs.

•	Required distributions: As a REIT, our ability to retain earnings will be limited, as we will generally be required each year to distribute to our shareholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding any net capital gains) and must declare a distribution of our earnings and profits accumulated during our non-REIT years by December 31, 2017.

•	Ownership limitations and transfer restrictions: The REIT ownership limitations and transfer restrictions that will apply to our capital stock may have the potential effect of delaying, deterring or preventing a transaction or a change in control that might involve a premium price for our capital stock or otherwise be in the best interests of our shareholders.

In addition, the A&B board of directors considered the potential risks discussed in “Risk Factors—Risks Related to REIT Status and the Merger.”

The foregoing discussion does not include all of the information and factors considered by the board of directors. In view of the wide variety of factors considered by the board of directors, the board of directors did not find it practicable to quantify or otherwise assign relative weights to the particular factors considered, but conducted an overall analysis of the information presented to and considered by it in reaching its determination.

For more information on the background of the REIT conversion and the merger and the risks associated with REIT status and the merger, see “Background of the REIT Conversion and the Merger” beginning on page 51 and “Risks Factors—Risks Related to REIT Status and the Merger” beginning on page 25.

THE HOLDING COMPANY MERGER PROPOSAL

This section of this proxy statement/prospectus describes the holding company merger proposal. Although we believe that the description in this section covers the material terms of the holding company merger proposal, this summary may not contain all of the information that is important to you. The summary of the material provisions of the merger agreement provided below is qualified in its entirety by reference to the merger agreement, which is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. You should carefully read this entire proxy statement/prospectus, including the merger agreement and the other annexes hereto, for a more complete understanding of the holding company merger proposal.

Structure and Completion of the Merger

A&B currently owns all of the issued and outstanding common stock of A&B REIT Holdings, and A&B REIT Holdings currently owns all of the issued and outstanding common stock of Merger Sub. Following the approval of the merger agreement by A&B shareholders and the satisfaction or waiver of the other conditions to the merger specified in the merger agreement (which are described below), Merger Sub will merge with and into A&B, with A&B continuing as the surviving corporation, and the separate corporate existence of Merger Sub will cease. As a result of the merger:

•	shareholders of A&B immediately prior to the merger (other than shareholders that properly exercise dissenters’ rights) will become shareholders of A&B REIT Holdings;

•	A&B REIT Holdings will replace A&B as the Hawaii-based, publicly held corporation through which our operations are conducted and will (through its subsidiaries) conduct all of the operations conducted by A&B immediately prior to the merger; and

•	A&B will become a direct, wholly owned subsidiary of A&B REIT Holdings.

The boards of directors of A&B, A&B REIT Holdings and Merger Sub have approved the merger agreement. The merger will become effective at the time the articles of merger are submitted for filing and accepted by the Director of Commerce and Consumer Affairs of the State of Hawaii in accordance with the HBCA, or at such later time as specified in the articles of merger.

Subject to receipt of shareholder approval of the merger agreement and the satisfaction or waiver of the other conditions to the merger as described in “—Conditions to Completion of the Merger,” we expect to complete the merger on or about [●], 2017 or as soon as possible thereafter. However, we may delay completion of the merger or may terminate the merger agreement and abandon the merger at any time prior to the consummation of the merger, whether before or after the special meeting, should our board of directors determine, for any reason, that such action would be in the best interests of A&B or its shareholders.

Promptly following consummation of the merger, (i) A&B will be converted into a Hawaii limited liability company and will change its name to “Alexander & Baldwin Investments, LLC” and (ii) A&B REIT Holdings will change its name to “Alexander & Baldwin, Inc.”

Terms of the Merger Agreement

Treatment of Common Stock

As a result of the merger, each share of A&B common stock (other than shares held by shareholders that properly exercise dissenters’ rights) will automatically be converted into one share of A&B REIT Holdings common stock. Therefore, after the completion of the merger, you will own the same number and percentage of shares of A&B REIT Holdings common stock as you owned of A&B common stock immediately prior to the merger.

Treatment of Equity Incentive Compensation Plans and Outstanding Awards

Pursuant to the terms of the merger agreement, A&B will assign to A&B REIT Holdings, and A&B REIT Holdings will assume, and agree to perform, all obligations of A&B pursuant to the Alexander & Baldwin, Inc. 2012 Incentive Compensation Plan, or the “A&B Plan,” and each outstanding award granted thereunder. Accordingly, A&B REIT Holdings will assume the A&B Plan, including (i) all unexercised and unexpired options to purchase A&B common stock and all performance share unit awards and restricted stock unit awards covering shares of A&B common stock that are outstanding under the A&B Plan at the time of the merger and (ii) the remaining unallocated reserve of A&B common stock issuable under the A&B Plan. Upon completion of the merger, the reserve of A&B common stock under the A&B Plan, whether allocated to outstanding equity awards under such plan or unallocated at that time, will automatically be converted on a one-share-for-one-share basis into shares of A&B REIT Holdings common stock, and the terms and conditions that are in effect immediately prior to the merger under each outstanding equity award assumed by A&B REIT Holdings will continue in full force and effect after the merger, including (without limitation) the vesting schedule and applicable issuance dates, the per share exercise price, the expiration date and other applicable termination provisions, except that the shares of common stock issuable under each such award will be shares of A&B REIT Holdings common stock.

The approval of the holding company merger proposal by the holders of A&B common stock also will constitute approval of the assumption by A&B REIT Holdings of the A&B Plan (including the existing share reserve under such plan), which was previously approved by shareholders, and all the outstanding awards under such plan and all future issuances of shares of A&B REIT Holdings common stock in lieu of shares of A&B common stock under the A&B Plan, as the plan will be amended in connection with the merger without further shareholder action.

Conditions to Completion of the Merger

The respective obligations of A&B, A&B REIT Holdings and Merger Sub to complete the merger are subject to the satisfaction or, where permitted, waiver of the following conditions:

•	approval of the merger agreement by the requisite vote of the shareholders of A&B;

•	receipt by A&B and A&B REIT Holdings from Skadden of an opinion to the effect that the merger, together with the LLC conversion, qualifies as a reorganization within the meaning of section 368(a) of the Code and that each of A&B and A&B REIT Holdings is a party to the reorganization within the meaning of section 368(b) of the Code;

•	approval for listing on the NYSE of A&B REIT Holdings common stock, subject to official notice of issuance;

•	the effectiveness of the registration statement, of which this proxy statement/prospectus is a part, without the issuance of a stop order or initiation of any proceeding seeking a stop order by the SEC;

•	the absence of any order or proceeding that would prohibit or make illegal completion of the merger; and

•	receipt of all material third-party approvals and consents required in connection with the merger.

The board of directors of A&B has the right to cancel or defer the merger prior to its completion, even if shareholders of A&B vote to approve the merger agreement and the other conditions to the completion of the merger are satisfied or waived, if it determines that the merger is no longer in the best interests of A&B or its shareholders.

Termination of the Merger Agreement

The merger agreement provides that it may be terminated and the merger abandoned at any time prior to its completion (even after approval of the merger agreement by our shareholders) by action of A&B’s board of directors if the board determines that, for any reason, the completion of the transactions provided for in the merger agreement would be inadvisable or not in the best interests of A&B or its shareholders. In the event of such termination and abandonment, the merger agreement shall become void and none of A&B, A&B REIT Holdings or Merger Sub, nor their respective shareholders, members, directors or officers, will have any liability with respect to such termination and abandonment.

Amendment of the Merger Agreement

The merger agreement may, to the extent permitted by the HBCA, be supplemented, amended or modified at any time prior to the completion of the merger (even after approval by our shareholders) by the mutual consent of the parties thereto.

No Exchange of Shares Required

In the merger, each share of A&B common stock will be converted automatically into a share of A&B REIT Holdings common stock. If a shareholder holds his or her shares of A&B common stock in book-entry form, meaning they are uncertificated, a book entry will be made in the shareholder records of A&B REIT Holdings to evidence the issuance to such shareholder of the number of shares of A&B REIT Holdings common stock into which such shareholder’s shares of A&B common stock have been converted. Within a reasonable period of time following the merger, each such shareholder will receive a notice of the completion of the merger, and the shares of A&B REIT Holdings common stock he or she received in connection with the merger will continue to exist in uncertificated form.

If a shareholder holds certificates representing outstanding shares of A&B common stock, such certificates will represent, after the merger, an equal number of shares of A&B REIT Holdings common stock, and no action with regard to stock certificates will be required. Within a reasonable period of time following the merger, A&B REIT Holdings will mail, or will cause to be mailed, to each such shareholder a letter of transmittal containing instructions for surrendering any A&B certificates, if the shareholder so chooses, in exchange for A&B REIT Holdings certificates, or uncertificated shares in book-entry form, representing the number of shares of A&B REIT Holdings common stock into which the shares of A&B common stock represented by such A&B certificates have been converted. The surrendered certificates will thereafter be cancelled.

Restrictions on Sales of A&B REIT Holdings Common Stock Issued Pursuant to the Merger

The shares of A&B REIT Holdings common stock issued in the merger will be subject to certain standard REIT ownership limitations and transfer restrictions contained in A&B REIT Holdings’ articles of incorporation that are intended to facilitate our ongoing compliance with certain REIT requirements; however, such shares will not be subject to the ownership limitations and transfer restrictions contained in A&B’s articles of incorporation that are intended to ensure A&B’s compliance with certain U.S. maritime and vessel documentation laws, which are no longer applicable to A&B. For more information on these restrictions, see “Description of A&B REIT Holdings Capital Stock” beginning on page 124 and “Comparative Rights of Holders of A&B REIT Holdings Capital Stock and A&B Capital Stock” beginning on page 134.

Subject to these limitations and restrictions, the shares of A&B REIT Holdings common stock issued in the merger will be freely transferable under the Securities Act, except for shares issued to any shareholder who may be deemed to be an “affiliate” of A&B REIT Holdings for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control with, A&B and may include the executive officers, directors and significant shareholders of A&B.

Directors and Officers of A&B REIT Holdings

We expect that the directors and executive officers of A&B REIT Holdings following the merger will be the same as those of A&B immediately prior to the merger.

Interests of A&B’s Directors and Officers in the Merger

Our directors and executive officers own shares of our common stock, performance share units, restricted stock units and stock options to purchase shares of our common stock and, to that extent, their interest in the merger is the same as that of the other holders of shares of our common stock, performance share units, restricted stock units and stock options to purchase shares of our common stock.

Regulatory Approvals

As noted above, the merger is conditioned on, among other things, (i) the SEC declaring effective the registration statement, of which this proxy statement/prospectus forms a part, and (ii) the receipt of approval for listing on the NYSE of shares of A&B REIT Holdings common stock to be issued in the merger, subject to official notice of issuance. In addition, to complete the merger, we must file articles of merger with the Director of Commerce and Consumer Affairs of the State of Hawaii in accordance with the HBCA. We are not aware of any other federal, state, local or foreign regulatory requirements that must be complied with or approvals that must be obtained in connection with the merger.

Anticipated Accounting Treatment of the Merger

For accounting purposes, the merger will be treated as a merger of entities under common control. Accordingly, the financial position and results of operations of A&B will be included in the consolidated financial statements of A&B REIT Holdings on the same basis as currently presented.

Listing of A&B REIT Holdings Common Stock; Delisting of A&B Common Stock

We expect that, following the completion of the merger, A&B REIT Holdings common stock will trade on the NYSE under our current symbol, “ALEX.” A&B’s common stock will no longer be quoted on the NYSE or be registered under the Exchange Act, and A&B will cease to be a reporting company under the Exchange Act.

Dissenters’ Rights

If the merger is consummated, shareholders of A&B will have certain rights under Section 414-342 of the HBCA to dissent and to receive payment in cash of the fair value of their shares of A&B common stock.

Before the vote is taken at the special meeting, shareholders who wish to exercise dissenters’ rights must deliver written notice to A&B of their intent to demand payment for their A&B shares if the merger is effectuated. Such shareholders must not vote in favor of the holding company merger proposal or they will forfeit their dissenters’ rights. If the merger is approved by the requisite number of A&B shareholders and ultimately consummated, no later than 10 days thereafter A&B will deliver a dissenters’ notice to all dissenting shareholders, which will include additional information on the procedures for perfecting their dissenters’ rights.

Shareholders who perfect such rights by complying with the procedures set forth in Sections 414-352 and 414-354 of the HBCA will be paid A&B’s estimate of the fair value of the dissenting shareholder’s shares. Section 414-341 of the HBCA defines “fair value” as the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

Pursuant to Section 414-359 of the HBCA, if the dissenter is not satisfied with A&B’s payment or offer of payment, the dissenter may estimate the fair value of his or her shares and demand payment of the dissenter’s estimate. If a demand for payment under Section 414-359 of the HBCA remains unsettled, A&B must commence a proceeding in a Hawaii circuit court pursuant to Section 414-371 of the HBCA and petition the court to determine the fair value of the shares and accrued interest, or pay each dissenter whose demand remains unsettled the amount of the demand. In determining the fair value of the shares, the court may appoint appraisers to receive evidence and recommend a decision on the question of fair value. Each dissenter made a party to the proceeding would be entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by A&B.

Failure to follow the steps required by Part XIV of the HBCA for exercising dissenters’ rights may result in the loss of dissenters’ rights. In that event, you will be entitled to receive one share of A&B REIT Holdings common stock in exchange for each share of A&B common stock that you own immediately prior to the effective time of the merger, in accordance with the merger agreement. In view of the complexity of the provisions of Part XIV of the HBCA, if you are an A&B shareholder and are considering exercising your dissenters’ rights under the HBCA, you should consult your legal advisor.

A copy of Part XIV of the HBCA, which contains the sections described above, is included as Annex D to this proxy statement/prospectus.

Required Vote

Approval of the holding company merger proposal requires the affirmative vote of the holders of at least a majority of all of the issued and outstanding shares of A&B common stock entitled to vote on the proposal. Abstentions or the failure to vote, either by proxy or in person, will have the same effect as a vote “AGAINST” this proposal. For shareholders who hold their stock in “street name,” failure to provide voting instructions to the broker, bank or other nominee will have the same effect as a vote “AGAINST” the proposal.

Recommendation of the Board of Directors

After careful consideration, our board of directors has determined that the merger agreement is advisable and in the best interests of A&B and its shareholders. The A&B board of directors unanimously recommends that shareholders vote “FOR” the holding company merger proposal.

THE ADJOURNMENT PROPOSAL

General

If there are not sufficient votes at the time of the special meeting to approve the holding company merger proposal, A&B’s Chairman may propose to adjourn the special meeting to a later date or dates to permit the solicitation of additional proxies. Under Hawaii law and the provisions of A&B’s bylaws, no notice of adjournment need be given to you other than the announcement of the adjournment at the special meeting.

In order to permit proxies that have been received by A&B at the time of the special meeting to be voted for an adjournment, if necessary, A&B has submitted the adjournment proposal to you as a separate matter for your consideration.

In the adjournment proposal, A&B is asking you to authorize the holder of any proxy solicited by the board of directors to vote in favor of adjourning the special meeting and any later adjournments to another time and place for the purpose of soliciting additional proxies. If A&B’s shareholders approve the adjournment proposal, A&B could adjourn the special meeting, and any adjourned session of the special meeting, without a vote on the holding company merger proposal, to use the additional time to solicit additional proxies in favor of the holding company merger proposal, including the solicitation of proxies from shareholders that have previously voted against the holding company merger proposal.

The board of directors believes that if the number of shares of common stock present or represented at the special meeting and voting in favor of the holding company merger proposal is insufficient to approve the holding company merger proposal, it is in the best interests of the shareholders to enable the board of directors to continue to seek to obtain a sufficient number of additional votes to approve the holding company merger proposal.

Required Vote

The affirmative vote of the holders of a majority of the shares present in person or by proxy at the special meeting, and entitled to vote thereat, is required to approve the adjournment proposal. Abstentions will be treated as a vote “AGAINST” the adjournment proposal. However, the failure to vote, either by proxy or in person, will have no effect on the outcome of the vote on the adjournment proposal. For shareholders who hold their stock in “street name,” failure to provide voting instructions to the broker, bank or other nominee will have no effect on the outcome of the vote on this proposal.

Recommendation of the Board of Directors

The A&B board of directors unanimously recommends that shareholders vote “FOR” the adjournment proposal.

DIVIDEND AND DISTRIBUTION POLICY

To qualify as a REIT, we generally must annually distribute to our shareholders an amount at least equal to 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding any net capital gains). We expect A&B REIT Holdings to pay dividends at least annually to comply with the regular REIT distribution requirement. Generally, we expect to distribute all or substantially all of our REIT taxable income, including net capital gains, so as to not be subject to the income or excise tax on undistributed REIT taxable income. For more information on these taxes, see “U.S. Federal Income Tax Considerations” beginning on page 141.

The amount, timing, form and frequency of distributions, however, will be at the sole discretion of the board of directors and will be based upon various factors, many of which are beyond our control, including:

•	our financial condition and operating cash flows;

•	our retention of cash to pursue acquisitions, development opportunities and other investments;

•	our operating and other expenses;

•	debt service requirements;

•	capital expenditure requirements;

•	the amount required to maintain REIT status and not be subject to any income and excise taxes that we otherwise would be required to pay;

•	limitations on distributions in our existing and future debt instruments and under applicable law;

•	limitations on our ability to fund distributions using cash generated through our TRSs; and

•	other factors that the board of directors may deem relevant.

We anticipate that regular distributions will generally be paid from cash from operations after debt service requirements and non-discretionary capital expenditures. To the extent that our cash available for distribution is insufficient to allow us to satisfy the REIT distribution requirements, we currently intend to borrow funds or issue equity to make distributions consistent with this policy. Our ability to fund distributions through borrowings is subject to continued compliance with debt covenants, as well as the availability of borrowing capacity under our lending arrangements. If our operations do not generate sufficient cash flows and we are unable to borrow funds or raise additional cash through equity issuances, we may be required to reduce our anticipated distributions. We intend to review the alternative funding sources available to us for distributions from time to time. Alternatively, we may declare a taxable dividend payable in cash or stock at the election of each stockholder, where the aggregate amount of cash to be distributed in such dividend may be subject to limitation. For information regarding risk factors that could materially adversely affect our actual results of operations, see “Risk Factors” beginning on page 25.

THE SPECIAL DISTRIBUTION

A&B has historically been treated as a taxable C corporation for U.S. federal income tax purposes. To the extent our taxable income (with certain adjustments) in any given year was not distributed to our shareholders or otherwise reduced by losses, it became accumulated earnings and profits. After the merger is completed, A&B REIT Holdings will succeed to A&B’s current and accumulated earnings and profits. Because a REIT is required to distribute any earnings and profits accumulated during years when the company or its predecessor was taxed as a C corporation, we must declare one or more distributions to our shareholders, on or before December 31, 2017, of our previously undistributed earnings and profits attributable to the taxable periods ended on or prior to December 31, 2016 to elect REIT status for our 2017 taxable year.

To comply with this requirement as well as the regular REIT distribution requirement, we plan to distribute our accumulated earnings and profits attributable to non-REIT years and a substantial portion of our estimated REIT taxable income for the 2017 and 2018 taxable years by making a one-time Special Distribution to our shareholders. We expect to pay the Special Distribution in a combination of cash and our common stock, with each shareholder being permitted to elect to receive the shareholder’s entire entitlement under the Special Distribution in either cash or common stock, subject to the cash limitation described below.

The total amount of cash payable in the Special Distribution will be subject to a limit based on the aggregate amount of the Special Distribution. The cash limitation will in no event be less than 20% of the aggregate amount of the Special Distribution (without regard to any cash that may be paid in lieu of fractional shares). If the total amount of cash elected by our shareholders exceeds the cash limitation, then, in general, the available cash will be prorated among those shareholders that elected to receive cash.

We currently expect that the aggregate amount of the Special Distribution, including our accumulated non-REIT earnings and profits and a substantial portion of our estimated REIT taxable income for our 2017 and 2018 taxable years, will be between approximately $775 million and $875 million. A&B has received a ruling from the IRS, which addresses certain issues related to our payment of the Special Distribution in a combination of cash and our stock. In general, the IRS ruling provides, subject to the terms and conditions contained therein, that (i) the Special Distribution and cash and stock distributions during our first two taxable years as a REIT will be treated as taxable distributions of property with respect to our stock, and (ii) the amount of any distribution of our stock received by any shareholder as part of such distributions will be considered to equal the amount of money that could have been received instead. Recent IRS guidance also provides for this treatment and applies to any future cash and stock distributions we may make as a REIT. A holder of our common stock would be required to report dividend income as a result of the Special Distribution even if such shareholder received no cash or only nominal amounts of cash in the distribution. For more information, see “U.S. Federal Income Tax Considerations—Taxation of A&B REIT Holdings Shareholders—Taxation of Taxable U.S. Shareholders—Distributions” beginning on page 155.

We expect that that the Special Distribution will be declared in the fourth quarter of 2017 and paid in January 2018 to shareholders of record as of the record date for the distribution, who may be different than those who are entitled to notice of and to vote at the special meeting. However, our board of directors may determine to declare and pay the Special Distribution at another time. In addition, potential tax law changes and other factors outside of our control could result in changes to the expected timing and form of the Special Distribution, or could result in the Special Distribution not being paid at all.

The amount, details and consequences of the Special Distribution will be described in the election form and accompanying materials that will be mailed to shareholders in connection with the Special Distribution.

Any A&B shareholders who dispose of their shares of A&B common stock before the record date for the Special Distribution will not be entitled to receive the Special Distribution.

In connection with our declaration and payment of the Special Distribution, we expect that we will adjust the number of shares of stock subject to and the exercise price for any outstanding equity awards (restricted stock units and stock options) under the Alexander & Baldwin, Inc. 2012 Incentive Compensation.

OUR BUSINESS

Set forth below is a description of the business of A&B. A&B REIT Holdings, a wholly owned subsidiary of A&B, was incorporated in Hawaii on July 10, 2017. As a result of the merger, A&B REIT Holdings will replace A&B as the Hawaii-based, publicly held corporation through which our operations are conducted and will (through its subsidiaries) conduct all of the operations conducted by A&B immediately prior to the merger. As of the date of this proxy statement/prospectus, A&B REIT Holdings has no assets or liabilities other than those incident to its formation and participation in the transactions contemplated by the merger agreement and has not conducted any activities other than those incident to its formation, the execution of the merger agreement and the preparation of this proxy statement/prospectus.

A&B is a Hawaii real estate company whose history in Hawaii dates back to 1870. Over the years, A&B has evolved from a 571-acre sugar plantation on Maui to become one of Hawaii’s premier real estate companies and the owner of the largest grocery/drugstore-anchored shopping center portfolio in the state. Following the separation from Matson, Inc. (NYSE: MATX) in mid-2012, A&B began implementing a focused strategy to concentrate its assets and operations in Hawaii where management is best able to employ its extensive local market knowledge and real estate expertise to create value for both shareholders and the community. Since 2012, A&B has made significant progress in concentrating its commercial portfolio in Hawaii (“Migration Strategy”) such that the share of net operating income (“NOI”) generated by its Hawaii commercial assets has grown from about 40 percent in 2012 to 85 percent in 2016. In addition to its 15 retail centers in Hawaii, A&B owns seven industrial assets, seven office properties and a portfolio of ground leases comprising 116 acres in Hawaii. On the Mainland, A&B owns seven remaining commercial assets. Total portfolio gross leasable area (“GLA”) was 4.7 million square feet at June 30, 2017.

Primarily as a result of A&B’s agricultural history, its assets also include over 87,000 acres in Hawaii, making it the state’s fourth largest private landowner (by acreage). A&B started a real estate development company in 1949 to develop a master-planned community in Kahului, Maui, providing homes for sale to its plantation employees. Today, A&B continues its real estate development activities and has a pipeline of over 1,500 fully zoned residential and commercial units across Hawaii. In addition, through its wholly owned subsidiary, Grace, A&B operates the largest materials and paving company in Hawaii.

A&B operates its businesses in three reportable segments: Commercial Real Estate, Land Operations and Materials & Construction. A description of each of A&B’s segments follows:

Commercial Real Estate: includes leasing, property management, redevelopment and development-for-hold activities. Significant assets include improved commercial real estate and ground leases. Income from this segment is principally generated by leasing real estate assets.

Land Operations: includes planning, zoning, financing, constructing, purchasing, managing, selling and investing in real property; leasing agricultural land; generating energy from renewable sources; and developing and managing diversified agribusiness operations. Primary assets include landholdings, renewable energy assets (investments in hydroelectric and solar facilities and power purchase agreements) and development projects. Income from this segment is principally generated by development and sales fees, parcel sales, renewable energy operations, agricultural leases and select farming operations.

Materials & Construction: includes performing asphalt paving as prime contractor and subcontractor; importing and selling liquid asphalt; mining, processing and selling basalt aggregate; producing and selling asphaltic and ready-mix concrete; providing and selling various construction- and traffic-control-related products; and manufacturing and selling precast concrete products. Assets include two grade A (prime) rock quarries, an asphalt storage terminal, paving hot mix plants and quarry and paving equipment. Income is generated principally by materials supply and paving construction.

The Commercial Real Estate segment represents 53 percent, Land Operations represents 30 percent and Materials & Construction represents 17 percent of the 2016 year-end book value of identifiable assets from the three segments. Additional information about our business segments is provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Commercial Real Estate Strategy

The Hawaii market benefits generally from strong economic underpinnings rooted in a resilient and high-performing tourism industry and high levels of military and government spending due to Hawaii’s strategic defense location between the continental U.S. and Asia. Additionally, with a high per capita median income of $73,500, low unemployment of 3.4%, forecasted personal income growth of 2.4% and a low 12.1 square feet of retail GLA per capita on Oahu, the Hawaii commercial market is a high-quality market that compares favorably with other top-tier retail markets in the U.S. Similarly, given the severe shortage of industrial supply in Hawaii, market rents and per square foot values exceed those present in other U.S. markets, making Hawaii a high-performing industrial market. As a result of these positive factors, A&B began a migration of its commercial assets to Hawaii in 2012, focusing primarily on retail assets and secondarily on industrial assets. Today, approximately 87 percent of A&B’s commercial real estate net operating income is generated by its Hawaii commercial portfolio, as compared to approximately 40 percent in 2012, resulting in a higher-quality portfolio in Hawaii where management is best able to employ its extensive local market knowledge and real estate expertise to create value for both shareholders and the community.

To further enhance asset quality and increase the recurring income stream from the commercial portfolio, A&B’s strategy is focused on:

•	Acquiring high-quality retail, industrial and leased fee assets in Hawaii and completing the migration of commercial assets to Hawaii;

•	Redeveloping properties where risk-adjusted returns on incremental costs exceed market cap rates;

•	Developing commercial assets for hold where risk-adjusted returns on costs exceed market cap rates;

•	Optimizing the returns on A&B’s commercial portfolio;

•	Enhancing marketing and leasing efforts to become the landlord of choice for high-quality retailers with a desire to enter the Hawaii market or to open multiple locations throughout the state;

•	Transitioning property management from an outsourced model to an in-house model to achieve enhanced accountability, more effective management, and cost efficiencies; and

•	Improving information technology platforms to support better decision making.

Land Operations Strategy

A&B strives to maximize value in its landholdings by employing land at its highest and best use to the benefit of shareholders, employees, its communities and other key stakeholder groups. A&B’s Land Operations segment includes a valuable pipeline of development projects encompassing a wide range of product types, from resort residential real estate, to commercial and industrial, to primary residential housing, as well as significant legacy landholdings that are suitable for a wide spectrum of non-development uses, ranging from conservation and watershed use to pasture to active farming, including diversified agriculture. While a majority of A&B’s legacy landholdings have limited or no long-term urban development potential, these landholdings remain valuable for farming and other uses, such as hydro-electric generation capability. Company initiatives to employ landholdings at their highest and best use include:

Active Development Landholdings

•	Accelerating the monetization of development assets;

•	Actively marketing and selling available development inventory;

•	Reassessing the development-for-sale portfolio to reduce risks and increase returns, which may include “staying the course” on certain, active projects to maximize value, or de-risking of capital through joint venture structures and selective monetization; and

•	Shifting the emphasis from long-term master-planned community developments to short-term developments, continuing opportunistic development on fully entitled lands, maintaining financial discipline through careful assessment of market conditions/risks and prudent structuring of transactions, and maintaining internal rates of return in the high-teens adjusted for risk assumed.

Legacy Landholdings

•	Transitioning the land related to the former Hawaiian Commercial & Sugar Company (“HC&S”) sugar plantation to diversified agriculture;

•	Operating and maintaining plantation infrastructure, including roads, irrigation ditches and power distribution systems, among others;

•	Pursuing select farming operations;

•	Leasing land to diversified agricultural producers;

•	Advancing crop, livestock and bioenergy initiatives through trials to commercial operations, as merited;

•	Maintaining access to irrigation water to support current and future diversified agriculture activities; and

•	Entitling and developing certain Hawaii lands to respond to market demand while meeting community needs.

Materials & Construction Strategy

A&B owns a vertically integrated natural materials & construction paving business that operates on all of the Hawaii islands. The vertical integration strategy helps ensure that A&B has access to raw materials needed to produce asphaltic concrete and therefore provides for a level of cost certainty that allows A&B to compete more effectively. In connection with this business, A&B owns over 800 acres in Hawaii related to its quarrying operations, including 542 acres in Makakilo, which is located on Oahu’s west side. The Makakilo quarry is one of only two quarries on Oahu that can produce suitable grade A aggregate that is required for the production of hot mix asphalt. Additionally, A&B’s Makakilo quarry is the only quarry located adjacent to the growing region on the west side of Oahu, which is expected to see significant growth over the next two decades. It is proximate to the first two phases of the Honolulu Rail Project and to more than 15,000 planned residential units and various commercial projects. Due to the high cost of transporting aggregate and the limited shelf life of asphaltic concrete once it is produced, A&B’s quarry and hot mix plant locations in west Oahu are ideally located to service the growth in the area for the foreseeable future.

In September 2015, A&B completed a multi-year capital improvement program at its Makakilo quarry facility, which included the construction of three new crushing plants. These improvements have resulted in greater operational efficiencies and lower costs. In addition to owning three Oahu crushing plants, A&B owns strategically placed asphaltic concrete plants located throughout the state, including one quarry each on Maui, Kauai, Hawaii Island and Molokai. Additionally, A&B is the majority owner of the only liquid asphalt terminal in Hawaii.

A&B maintains cost benefits through a vertically integrated business model that encompasses the production of aggregate and the importation of liquid asphalt and sand. In addition, A&B and its consolidated and non-consolidated affiliated companies provide and market various construction- and traffic-control-related products and services.

To increase cash flow generated by this business, A&B intends to:

•	Leverage its vertically integrated business model and new, efficient quarrying equipment to lower costs;

•	Capitalize on its large, strategically located quarry adjacent to growing area on Oahu to incrementally grow revenues; and

•	Identify areas throughout the organization to operate more efficiently and effectively.

Financial Strategy

A&B maintains a strong balance sheet with low levels of debt and adequate capacity to capitalize on opportunities with attractive risk-adjusted returns. To maintain a strong balance sheet and financial flexibility, A&B intends to:

•	Maintain a prudent ratio of net debt to EBITDA over the long-term;

•	Ensure well-laddered debt maturities;

•	Maintain a high proportion of fixed-rate debt with longer weighted-average maturities; and

•	Allocate capital in line with strategic priorities and to investments that have attractive risk-adjusted returns relative to A&B’s weighted average cost of capital.

Commercial Real Estate Segment

A summary of GLA and NOI percentage by geographic location and property type as of and for the quarter ended June 30, 2017 is as follows:

	GLA (square feet in millions)
	Hawaii	Mainland	Total
Retail	1.8	0.2	2.0
Industrial	0.9	1.2	2.1
Office	0.2	0.4	0.6

Total	2.9	1.8	4.7

	NOI% of Total NOI[1]
	Hawaii	Mainland	Total
Retail	55.4%	3.2%	58.6%
Industrial	13.0%	5.0%	18.0%
Office	4.9%	4.5%	9.4%
Ground	14.0%	—%	14.0%

Total	87.3%	12.7%	100.0%

[1]	Refer to page 103 for a discussion of management’s use of a non-GAAP financial measure and the required reconciliation of non-GAAP measures to GAAP measures.

Hawaii Commercial Properties

A&B’s Hawaii commercial real estate portfolio consists of retail, industrial and office properties, comprising approximately 2.9 million square feet of GLA as of June 30, 2017. Most of the commercial properties are located on Oahu and Maui, with smaller holdings on Kauai and the Island of Hawaii. The occupancy for the Hawaii portfolio was 93.8 percent as of June 30, 2017, compared to 92.4 percent as of June 30, 2016.

The Hawaii commercial properties owned as of June 30, 2017 were as follows:

# of Properties	Property	Island	Year built / renovated	GLA at 6/30/17 (sq. ft.)	Leased %	Annualized Base Rent (ABR) ($ in 000s)	ABR per leased sq. ft.
	Retail				(a)	(b)
1	Pearl Highlands Center	Oahu	1992-1994	405,000	95.5	$8,954	$23.33
2	Kailua Retail	Oahu	1947-2014	316,400	97.9	9,599	31.47
3	Waianae Mall	Oahu	1975	170,300	86.9	2,885	19.66
4	Manoa Marketplace	Oahu	1977	140,600	95.1	4,576	34.45
5	Kaneohe Bay Shopping Center(c)	Oahu	1971	125,400	100.0	2,905	23.16
6	Waipio Shopping Center	Oahu	1986, 2004	113,800	98.8	3,028	26.93
7	Aikahi Park Shopping Center	Oahu	1971	98,000	79.8	1,320	16.88
8	The Shops at Kukui’ula	Kauai	2009	89,100	96.9	3,962	50.77
9	Lanihau Marketplace	Hawaii	1987	88,300	100.0	1,902	21.53
10	Kunia Shopping Center	Oahu	2004	60,600	86.4	1,904	36.37
11	Lahaina Square	Maui	1973	44,800	78.8	634	17.98
12	Kahului Shopping Center	Maui	1951	49,900	89.7	547	12.22
13	Napili Plaza	Maui	1991	44,400	88.4	1,196	30.48
14	Gateway at Mililani Mauka	Oahu	2008, 2013	34,900	94.0	1,655	51.77
15	Port Allen Marina Center	Kauai	2002	23,600	92.0	517	23.86

	Subtotal—Retail			1,805,100	93.9	$45,584	$27.19

	Industrial
16	Komohana Industrial Park	Oahu	1990	238,300	100.0	$2,468	$10.36
17	Kaka’ako Commerce Center	Oahu	1969	190,900	84.2	2,263	14.11
18	Waipio Industrial	Oahu	1988-1989	158,400	100.0	2,457	15.51
19	P&L Warehouse	Maui	1970	104,100	89.0	1,100	12.99
20	Honokohau Industrial	Hawaii	2004-2006, 2008	73,200	93.9	986	14.35
21	Kailua Industrial/Other	Oahu	1951-1974	68,800	96.3	853	13.26
22	Port Allen	Kauai	1983, 1993	63,800	100.0	663	10.39
23	Harbor Industrial	Maui	1930	53,400	90.5	162	11.76

	Subtotal—Industrial			950,900	94.4	$10,952	$12.85

	Office
24	Kahului Office Building	Maui	1974	59,600	85.2	$1,343	$26.48
25	Gateway at Mililani Mauka South(d)	Oahu	1992, 2006	37,100	100.0	1,522	40.97
26	Kahului Office Center	Maui	1991	33,400	88.2	775	26.26
27	Stangenwald Building	Oahu	1901, 1980	27,100	88.6	451	19.25
28	Judd Building	Oahu	1898, 1979	20,200	86.4	318	18.21
29	Lono Center	Maui	1973	13,700	92.0	280	25.56

	Subtotal—Office			191,100	89.7	$4,689	$27.71

	Subtotal—Excluding Ground Leases			2,947,100	93.8	$61,225	$22.70

	Ground Leases
30	Kailua	Oahu	38 acres	—	—	—	—
31	Other Oahu	Oahu	4 acres	—	—	—	—
32	Neighbor Island(e)	Neighbor Island	74 acres	—	—	—	—

# of Properties	Property	Island	Year built / renovated	GLA at 6/30/17 (sq. ft.)	Leased %	Annualized Base Rent (ABR) ($ in 000s)	ABR per leased sq. ft.
	Subtotal—Ground Leases		116 acres	—	—	—	—

	Total Hawaii			2,947,100	93.8	$61,225	$22.70

(a)	Represents the space leased and commenced at the end of the reported period.
(b)	Base rent without consideration of percentage rent that may, in come cases, be significant.
(c)	A&B owns the leasehold improvements of this center and does not own the fee interest.
(d)	An 18,415-square-foot expansion was completed and added to the commercial portfolio in June 2016.
(e)	Includes 64 ground leased urban acres.

U.S. Mainland Commercial Properties

On the Mainland, A&B owns a portfolio of seven commercial properties, acquired primarily by way of tax-deferred section 1031 exchanges and consisting of retail, industrial and office properties, comprising approximately 1.8 million square feet of leasable space as of June 30, 2017.

A&B’s Mainland commercial properties owned as of June 30, 2017 were as follows:

	Property	City/State	Year built / renovated	GLA (sq. ft.)	Leased %	Annualized Base Rent (ABR) ($ in 000s)	ABR per leased sq. ft.
	Retail:				(a)	(b)
1	Little Cottonwood Center	Sandy, UT	1998, 2008	141,500	96	$1,548	$11.52
2	Royal MacArthur Center	Dallas, TX	2006	44,900	96	933	21.55

	Subtotal—Retail			186,400	96	$2,481	$13.97

	Industrial:
3	Midstate 99 Distribution Center	Visalia, CA	2002, 2008	790,200	96	$3,045	$4.03
4	Sparks Business Center	Sparks, NV	1996-1998	396,100	100	1,963	4.96

	Subtotal—Industrial			1,186,300	97	$5,008	$4.35

	Office:
5	1800 and 1820 Preston Park	Plano, TX	1997, 1998	198,800	85	$3,259	$19.42
6	Concorde Commerce Center	Phoenix, AZ	1998	138,700	91	2,635	20.91
7	Deer Valley Financial Center	Phoenix, AZ	2001	126,600	88	1,811	17.03

	Subtotal—Office			464,100	88	$7,705	$19.26

	Total Mainland			1,836,800	95	$15,194	$8.79

(a)	Represents the space leased and commenced at the end of the reported period.
(b)	Base rent without consideration of percentage rent that may, in come cases, be significant.

Tenant Concentrations

A&B’s top ten tenants as of June 30, 2017 were as follows:

Tenant	ABR ($ in 000s)	% of ABR	GLA (sq. ft.)	% of total GLA
Sam’s Club	$3,308	4.3%	180,908	3.8%
CVS Corporation	2,623	3.4%	150,411	3.1%
United Healthcare Services, Inc.	2,270	3.1%	108,100	2.3%
Foodland Supermarket, Ltd. & related companies	1,849	2.4%	112,929	2.4%
24 Hour Fitness USA, Inc.	1,375	1.8%	45,870	1.0%
Albertsons Companies, Inc.	1,316	1.7%	168,621	3.4%
Whole Foods Market, Inc.	1,210	1.6%	31,647	0.7%
Office Depot, Inc.	1,138	1.5%	75,824	1.6%
Keystone Automotive Operations, Inc.	1,016	1.3%	230,300	4.8%
International Paper	978	1.3%	252,040	5.3%

Total	$17,083	22.4%	1,356,650	28.4%

Lease Expirations

A&B’s schedule of lease expirations for its commercial portfolio is as follows:

Total Improved Portfolio(a)
Expiration year	Number of leases	Sq. ft. of expiring leases	% of total leased GLA	ABR expiring ($ in 000s)	% of total ABR
2017	98	655,306	15.3%	$7,823	9.6%
2018	153	852,248	19.8%	10,522	13.0%
2019	148	651,615	15.2%	13,672	16.9%
2020	117	561,602	13.1%	10,725	13.2%
2021	100	482,343	11.2%	11,043	13.6%
2022	67	261,544	6.1%	7,204	8.9%
2023	28	169,740	4.0%	3,080	3.8%
2024	16	180,876	4.2%	4,617	5.7%
2025	20	54,646	1.3%	2,353	2.9%
2026	11	38,866	0.9%	1,759	2.2%
Thereafter	27	387,914	8.9%	8,317	10.2%

Total	785	4,296,700	100%	$81,115	100%

(a)	Improved portfolio lease expirations and percentages of GLA and ABR do not include month-to-month leases.

A&B’s schedule of lease expirations for its ground leases is as follows:

Ground Lease Expirations
Expiration year	ABR expiring ($ in 000s)	% of total ABR
Month-to-month	$520	4.1
2017	1,096	8.6
2018	300	2.3
2019	296	2.3
2020	1,035	8.1
2021	895	7.0
2022	267	2.1
2023	3	—
2024	—	—
2025	19	0.1
2026	727	5.7
Thereafter	7,608	59.7

	$12,766	100.0

Land Operations Segment

A&B’s Land Operations segment creates value through actively managing and deploying A&B’s land and real estate-related assets to their highest and best use. Primary activities of the Land Operations segment include planning, zoning, financing, constructing, purchasing, managing, selling and investing in real property; leasing agricultural land: generating energy from renewable sources; and developing and managing diversified agribusiness operations.

Landholdings

As of June 30, 2017, A&B and its subsidiaries owned 87,211 acres, consisting of 87,087 acres in Hawaii and 124 acres on the U.S. Mainland as follows:

	Acres
	Maui	Kauai	Oahu	Molokai	Big Island	Hawaii Total Acres	Mainland Total Acres	Total Acres
Land under commercial properties/ urban ground leases	96	19	185	—	15	315	124	439
Land in active development	212	—	5	—	—	217	—	217
Land used in other operations	22	20	—	—	—	42	—	42
Land Operations
Urban land, not in active development/use	338	42	—	—	—	380	—	380
Agriculture	48,208	6,631	75	—	—	54,914	—	54,914
Agriculture in urban entitlement process	357	260	—	—	—	617	—	617
Conservation & preservation	15,848	13,309	639	—	—	29,796	—	29,796
Materials & Construction	1	—	541	264	—	806	—	806

Total landholdings	65,082	20,281	1,445	264	15	87,087	124	87,211

The table above does not include 992 acres under joint venture development that are shown below. An additional 2,500 acres on Maui, Kauai and Oahu are leased from third parties and are not included in any of the tables.

Joint Venture Projects as of June 30, 2017	Original Acres	Acres at June 30, 2017
Kukui’ula (Kauai, HI)	1,000	902
California joint ventures	75	75
Ka Milo (Big Island, HI)	31	8
Keala o Wailea (Maui, HI)	7	7
The Collection (Oahu, HI)	3	—

Total	1,116	992

Land Designation and Water

The land related to the former HC&S sugar plantation consists of 43,300 acres, of which approximately 36,000 acres were actively used for the cultivation of sugar cane. As of December 31, 2016, the sugar operations have concluded and A&B is transitioning to a diversified agriculture model, which will occur over a multi-year period.

On Kauai, approximately 3,000 acres are cultivated in coffee by Massimo Zanetti Beverage USA, Inc. on land leased from A&B. Additional acreage is leased to third-party operators, with uses ranging from seed corn cultivation to pasture land.

The Hawaii Legislature, in 2005, passed Important Agricultural Lands (“IAL”) legislation to fulfill the State’s constitutional mandate to protect agricultural lands, promote diversified agriculture, increase the state’s agricultural self-sufficiency, and assure the long-term availability of agriculturally suitable lands. In 2008, the Legislature passed a package of incentives, which was necessary to trigger the IAL system of land designation. In 2009, A&B received approval from the State Land Use Commission for the designation of over 27,000 acres on Maui and over 3,700 acres on Kauai as IAL. These designations were the result of voluntary petitions filed by A&B.

A&B holds rights to an irrigation system in West Maui, which provided approximately 13 percent of the irrigation water used by HC&S over the last ten years. A&B also owns 16,000 acres of watershed lands in East Maui, which supply a portion of the irrigation water used by HC&S. A&B also held four water licenses to another 30,000 acres owned by the State of Hawaii in East Maui which, over the last ten years, have supplied approximately 56 percent of the irrigation water used by HC&S. The last four of these water license agreements expired in 1986, and all four agreements were then extended as revocable permits that were renewed annually. Refer to “Legal Proceedings and Other Contingencies” section in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 88 for additional information on the current status of the water license agreements.

Planning and Zoning

The entitlement process for development of property in Hawaii is complex (involving numerous State and County regulatory approvals), lengthy (spanning multiple years) and costly (requiring costs to comply with the conditions for approval). For example, conversion of an agriculturally-zoned parcel usually requires the following approvals:

•	County amendment of the County Community/General Plan to reflect intended use;

•	State Land Use Commission approval to reclassify the parcel from the Agricultural district to the Urban district; and

•	County approval to rezone the property to the precise land use desired.

The entitlement process is complicated by the conditions, restrictions and exactions that are placed on these approvals, including, among others, requirements to construct infrastructure improvements, payment of impact fees, restrictions on the permitted uses of the land, requirements to provide affordable housing and required phased development of projects.

A&B actively works with regulatory agencies, commissions and legislative bodies at various levels of government to obtain zoning reclassification of land to its highest and best use for both investment and development. A&B designates a parcel as “fully entitled” or “fully zoned” when all of the above-mentioned land use approvals have been obtained.

Development-For-Sale Projects

A&B has an active development pipeline encompassing primary residential, resort residential and commercial units for sale across the State of Hawaii. The following is a summary of A&B’s real estate development-for-sale portfolio as of June 30, 2017:

Project	Location	Product type	Estimated economic interest	Planned units, saleable acres or lots	Average unit (sq. ft.) or lot size (acres)	Units/ acres/lots closed	Targeted sales price range per square foot
			(a)
Residential units
Kamalani (Increment 1)	Kihei, Maui	Primary residential	100%	170 units	994 sf	—	$400
Ka Milo at Mauna Lani	Kona, Hawaii	Resort residential	50%	137 units	2,165 sf	92 units	$530-$800
Keala o Wailea (MF-11)	Wailea, Maui	Resort residential	65%+/-5%	70 units	1,385 sf	—	$600-$1,000
The Collection	Honolulu, Oahu	Primary residential	90% +/-5%	465 units	904 sf	453 units	$785

Lot sales
Kahala Avenue Portfolio	Honolulu, Oahu	Residential	100%	30 lots	0.5 acres	23 lots	$150-$385
Maui Business Park II	Kahului, Maui	Light industrial lots	100%	125 acres	0.5 -11 acres	31 acres	$38-$60
The Ridge at Wailea (MF-19)	Wailea, Maui	Resort residential	100%	9 lots (4.5 acres)	0.5 acres	1 lot	$60-$100
Kukui’ula	Poipu, Kauai	Resort residential	85% +/- 5%	Up to 1,500 units (640 saleable acres)	0.42 acres	150 lots	$40-$110

(a)	Economic interest represents A&B’s estimated share of distributions after return of capital contributions based on current forecasts of sales activity. Actual results could differ materially from projected results due to the timing of expected sales, increases or decreases in estimated sales prices or costs and other factors. As a result, estimated economic interests are subject to change.

	(Dollars in millions)				Construction timing		Sales closings timing
Project	Est. project cost	A&B projected capital commitment (JV’s only)	A&B investment to date	A&B net investment book value	Start	End	Start	End
	(b)	(c)		(d)	(e)	(e)	(e)	(e)
Residential units
Kamalani (Increment 1)	$64	N/A	$26	$26	2016	2019	2017	2019
Ka Milo at Mauna Lani	$125	$16	$16	5	2005	2018	2007	2020
Keala o Wailea (MF-11)	$64	$9	$9	9	2015	2018	2017	2018
The Collection	$285	$54	$54	16	2014	2016	2016	2018

Total	$538	$79	$105	$56

Lot sales
Kahala Avenue Portfolio	$135	N/A	$134	$44	N/A	N/A	2013	2018
Maui Business Park II	$77	N/A	$59	39	2011	2021	2012	2030
The Ridge at Wailea (MF-19)	$10	N/A	$9	8	2007	2009	2014	2020
Kukui’ula	854	318	$308	297	2006	2030	2006	2030

Total	$1,076	318	$510	$388

(b)	Represents total estimated cost, based on management estimates, to develop the project including land cost at book value and capitalized interest. Project cost exclude sales commissions and closing costs, which typically range between 3% and 5% of gross sales revenue. Kukui’ula projected capital commitment may increase if the future sales activity is below management’s forecast.
(c)	Represents capital committed by A&B to a joint venture based on management estimates. Capital committed by A&B includes land at book value and any capital contributed or to be contributed to the venture. The estimate includes due diligence costs and capitalized interest, but excludes capital projected to be contributed by equity partners, third-party debt, and amounts expected to be funded from project cash flows and/or buyer deposits. In the case of Kukui’ula, A&B’s capital committed includes land cost at market value, which was estimated at $28 million when contributed in 2003. Kukui’ula projected capital commitment may increase if the future sales activity is below management’s forecast.
(d)	The book value of active development projects includes land stated at its acquisition value. In the case of development projects on A&B’s historical landholdings, such as Kamalani and Maui Business Park, the value of raw land would be approximately $150 per acre.
(e)	Estimated or actual dates.

Kukui’ula: A&B’s largest active development project is Kukui’ula, a fully amenitized luxury resort residential master planned community in Poipu, Kauai. In April 2002, A&B entered into a joint venture with DMB Communities II (“DMBC”), an affiliate of DMB Associates, Inc. (“DMB”), an Arizona-based developer of master-planned communities, for the development of Kukui’ula on 1,000 acres of A&B’s historical landholdings. The project is planned for up to 1,500 resort residential units. As of June 30, 2017, total capital contributed to the joint venture by A&B was approximately $308 million, which included $30 million representing the value of land initially contributed by A&B. As of June 30, 2017, DMB has contributed approximately $194.1 million.

Various vertical construction programs are being pursued at Kukui’ula in joint ventures with five third-party developers. In 2016, the joint venture recorded 14 closings. An additional three units closed as of June 30, 2017.

Maui Business Park: Maui Business Park II (“MBP II”) represents the second phase of A&B’s Maui Business Park project in Kahului, Maui. MBP II is a light industrial project zoned for light industrial, retail and office use. As of June 30, 2017, approximately 94 saleable acres remain available.

Wailea: A&B’s landholdings related to active, development-for-sale projects in Wailea, Maui, include the following projects:

•	At the Keala o Wailea (MF-11) project, A&B’s 70 multi-family unit joint venture development with Armstrong Builders, sitework construction commenced in December 2015. As of December 31, 2016, 49 units were under binding contracts. Closings commenced in 2017.

•	At the Ridge at Wailea (MF-19) project, eight residential lots remain available for sale.

In addition to the active development-for-sale projects above, A&B holds other Wailea lands for investment purposes. These fully entitled lands total approximately 146 acres.

Kamalani: A&B’s Kamalani project is a 630-unit residential project on 95 acres in Kihei, Maui. Preliminary subdivision approval was secured in April 2015. Grading and site-work on the 170-unit Increment 1 commenced in 2016 and vertical construction on 34 workforce housing units commenced in February 2017, with initial closings projected by year-end.

Kahala Avenue Portfolio: The Kahala Avenue Portfolio, on Oahu, was acquired for $128 million in September and December 2013, and included a total of 30 properties in the prestigious Kahala neighborhood of East Honolulu. Through June 30, 2017, revenue from sales totaled $129.2 million. As of June 30, 2017, seven lots were available for purchase totaling approximately 210,000 square feet. The seven available properties include four higher-value oceanfront properties totaling approximately 175,000 square feet or 83% of the total square footage available for purchase. Included in the purchase of the Kahala portfolio were 146 acres of agricultural-zoned land on Maui.

Renewable Energy

A&B has renewable hydroelectric facilities on Kauai (operated by McBryde Resources, Inc. (“McBryde”)) and Maui (operated by HC&S) and a solar photovoltaic facility on the island of Kauai (operated by McBryde). A&B also has two financial investments in solar projects on Kauai and Oahu.

In 2016, McBryde produced 28,099 megawatt hours (MWH) of hydroelectric power (compared with 27,600 MWH in 2015) and 10,700 MWH of solar power from its Port Allen Solar Facility (compared with 11,400 MWH in 2015). To the extent it is not used in A&B-related operations, McBryde sells electricity to Kauai Island Utility Cooperative (“KIUC”). Power sales in 2016 amounted to 30,783 MWH (compared with 30,800 MWH in 2015). The decrease in power sold was primarily due to higher internal power consumption.

In 2016, HC&S produced and sold, respectively, approximately 84,700 MWH and 4,300 MWH of electric power (compared with 150,300 MWH produced and 51,100 MWH sold in 2015), primarily related to electricity generation from bagasse. To the extent it was not used in factory and farming operations, HC&S sold electricity under a power purchase agreement (“PPA”) with Maui Electric, which has since been terminated. The decrease in production in 2016 was primarily due to the winding down of sugar operations. The decrease in power sold in 2016 was due to the 2015 amendment to the PPA that eliminated regularly scheduled dispatched power. In 2016, HC&S also generated a limited amount of hydroelectric power in connection with its final sugar harvest.

Materials & Construction Segment

Quarries and Quarry Facilities

Grace owns 542 acres in Makakilo, Oahu, approximately 200 acres of which are used for its quarrying operations. Approximately 347,000 tons of rock were mined and processed by Grace for the six months ended June 30, 2017. The operation of the quarry is governed by special and conditional use permits, which allow Grace to extract aggregate through 2032. Grace also owns approximately 264 acres on Molokai, which are licensed to a third-party operator for quarrying operations.

Equipment

Grace owns approximately 530 pieces of on- and off-highway rolling stock, which consist of heavy duty trucks, passenger vehicles and various road paving, quarrying and operations equipment. Additionally, Grace owns approximately 550 pieces of non-rolling stock items used in its operations, such as generators, transit tankers, light towers, message boards and nuclear gauges. The Materials & Construction segment has six rock crushing plants and seven asphaltic concrete plants (three on Oahu, one on Maui, one on Kauai, one on Hawaii Island, and one on Molokai). Grace is also the majority owner of Hawaii’s only liquid asphalt terminal.

Backlog

As of June 30, 2017, total backlog, including the backlog of Grace, GPRS, GP/RM and Maui Paving, LLC, a 50-percent-owned non-consolidated affiliate, was approximately $214.6 million, compared to $264.1 million as of June 30, 2016. For purposes of calculating backlog, the entire estimated revenue attributable to Grace’s consolidated subsidiaries and the entire backlog of Maui Paving, which was approximately $16.7 million and $17.1 million at June 30, 2017 and 2016, respectively, was included. Backlog represents the amount of revenue that Grace and Maui Paving expect to realize on contracts awarded or government contracts in which Grace Pacific has been confirmed to be the lowest bidder and formal communication of the award is perfunctory.

The length of time that projects remain in backlog can range from a few days for a small volume of work to approximately 36 months for large paving contracts and contracts performed in phases. Backlog includes estimated revenue from the remaining portion of contracts not yet completed, as well as revenue from approved change orders.

Employees and Labor Relations

As of June 30, 2017, A&B and its subsidiaries had 830 regular full-time employees, as compared to 806 regular full-time employees as of December 31, 2016. As of June 30, 2017, the Commercial Real Estate segment employed 17 regular full-time employees, Land Operations segment employed 202 regular full-time employees, the Materials & Construction segment employed 611 regular full-time employees, and the remaining full-time employees were employed in administration. Approximately 51 percent of A&B’s employees are covered by collective bargaining agreements with unions.

The 21 bargaining unit employees at KT&S are covered by a collective bargaining agreement with the ILWU that expires on March 31, 2018. There are two collective bargaining agreements with 22 A&B Fleet Services employees on the Big Island and Kauai, represented by the ILWU. Both the Kauai and Big Island agreements expire on August 31, 2017.

A collective bargaining agreement with the International Union of Operating Engineers AFL-CIO, Local Union 3 (“IUOE”) covers 198 of Grace’s employees, who are primarily classified as heavy duty equipment operators, paving construction site workers, quarry workers, truck drivers and mechanics. The agreement expires on September 2, 2019.

Collective bargaining agreements with Laborers International Union of North America Local 368 (“Laborers”) cover 201 Grace employees. The traffic and rentals Laborers’ agreement expires on August 31, 2018; the precast/prestress concrete Laborers’ agreement expires on August 31, 2019; and the Laborers’ agreement with fence, guardrail and sign installation workers expires on September 30, 2019.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our anticipated policies with respect to distributions, investments, financing, lending and certain other activities of A&B REIT Holdings. Following the merger, these policies will be determined and may thereafter be modified by the board of directors of A&B REIT Holdings without notice to, or a vote of, the shareholders of A&B REIT Holdings.

Distribution Policy

We expect A&B REIT Holdings to pay dividends at least annually to comply with the regular REIT distribution requirement. The amount, timing, form and frequency of distributions, however, will be at the sole discretion of the board of directors and will be based upon various factors, many of which are beyond our control. For a discussion of our dividend and distribution policy, see “Dividend and Distribution Policy” on page 61.

Investment Policy

Generally, we hold and operate our commercial real estate assets directly and indirectly through limited liability companies and we hold our active real estate development-for-sale projects, our diversified agricultural activities, our renewable energy investments and our materials and construction business through TRSs. Our investment objective is to make prudent capital allocation decisions and invest capital to earn appropriate risk-adjusted returns and increase our recurring per-share earnings and cash flow. Our capital allocation strategy is focused on the following:

•	Acquisitions: We will continue to pursue acquisitions of high-quality retail and industrial commercial real assets to grow our real estate portfolio’s earnings and cash flows.

•	Redevelopment and development-for-hold: We will continue to allocate capital to redevelopment and ground-up development of commercial real estate assets that provide an attractive risk-adjusted return.

•	Development-for-sale inventory: We will continue allocate capital to short-term development projects with attractive risk-adjusted returns and to existing long-term development projects to maximize value.

•	Dividends and stock repurchase program: To the extent the returns to shareholders would exceed other available investment alternatives, we will seek to return capital to shareholders through dividends in excess of the REIT distribution requirement and share repurchases.

•	Annual capital expenditure program: We will continue to invest in our existing assets and operations to preserve or increase the returns from these assets.

Subject to certain asset tests that we must satisfy to qualify as a REIT, we are not limited as to (a) the percentage of our assets that may be invested in any one property, (b) the number of properties in which we may invest, or (c) the concentration of our investments in a single geographic region. Our board of directors may establish limitations, and other policies, as it deems appropriate from time to time.

Financing Policy

Our financing policies will largely depend on the nature and timeline of our investment opportunities and the prevailing economic and market conditions. If the board of directors determines that additional funding is desirable, we may raise funds through the following means:

•	debt financings, including but not limited to, public or private debt markets, short-term borrowings under our revolving senior credit facility, bank term loans and mortgage debt;

•	equity offerings of securities, including through an at-the-market equity offering program through which we may from time to time sell shares of our common stock;

•	sales of assets;

•	joint venture partnerships; and

•	any combination of the above methods.

Unless returns to shareholders would exceed other available investment alternatives, we intend to retain the maximum possible cash flow to fund our acquisitions and investments, subject to the REIT requirements in the Code, including the requirement that we distribute our REIT taxable income to maintain our REIT status and minimize our income and excise tax liabilities. Further, as of June 30, 2017, we had approximately $11 million of cash and cash equivalents and approximately $239.4 million of available borrowing capacity under our revolving senior credit facility. We also intend to have an automatic shelf registration statement filed with the SEC to facilitate further issuances of securities, as needed. We intend to utilize our cash on hand, the availability under our revolving senior credit facility, long-term debt facilities, secured financing, net cash provided by operating activities, including asset sales, and, as needed, the proceeds from any equity offerings that may be undertaken to fund our expected liquidity needs over the next 12 months and to fund future discretionary investments.

We do not have a formal policy limiting the amount of indebtedness that we may incur, although we are subject to certain restrictions in our revolving senior credit facility and other loan agreements with regard to permitted indebtedness. In the future, we may seek to extend, expand, reduce or renew our revolving senior credit facility, obtain new credit facilities or lines of credit or issue new unsecured or secured debt that may contain limitations on indebtedness.

The board of directors may also authorize the obtaining of additional capital through the issuance of equity securities. Pursuant to A&B REIT Holdings’ articles of incorporation, we will have authority to issue up to 225.0 million shares of A&B REIT Holdings common stock and 22.5 million shares of undesignated preferred stock. We may seek to offer equity securities as a source of discretionary investment funding (i) when it is a requirement of a seller, (ii) if the size of a strategic transaction would increase our leverage beyond what the board of directors or management believes to be appropriate, or (iii) as otherwise determined appropriate by the board of directors.

We will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of indebtedness, including overall prudence, the purchase price of assets to be acquired with debt financing, the estimated market value of our assets upon refinancing, our ability to generate cash flow to cover our expected debt service and restrictions under our existing debt arrangements. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” beginning on page 114.

Lending Policy

We expect we will continue to make loans to our operating subsidiaries to the extent to which they require additional financing to fund growth through their discretionary capital programs and acquisitions.

Reports to Shareholders

We make available to our shareholders our annual reports, including our audited financial statements. We are subject to the information reporting provisions of the Exchange Act, which require us to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Other Activities

At all times, we intend to operate and to invest so as to comply with the REIT requirements under the Code unless, due to changing circumstances or changes to the Code or the Treasury regulations thereunder, the board of directors determines that it is no longer in the best interests of A&B REIT Holdings and its shareholders to qualify as a REIT.

A&B REIT HOLDINGS CONSOLIDATED BALANCE SHEET

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Shareholder of Alexander & Baldwin REIT Holdings, Inc.

We have audited the accompanying consolidated balance sheet of Alexander & Baldwin REIT Holdings, Inc. (“A&B REIT Holdings”) as of July 11, 2017. This consolidated balance sheet is the responsibility of the company’s management. Our responsibility is to express an opinion on this consolidated balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of A&B REIT Holdings as of July 11, 2017, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Honolulu, Hawaii
July 14, 2017

ALEXANDER & BALDWIN REIT HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET

(in thousands)	July 11, 2017
ASSETS
Cash and cash equivalents	$—

Total Assets	$—

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Liabilities	$—
Shareholders’ Equity
Common stock, no par value: 225.0 million shares authorized, 1,000 shares issued and outstanding at July 11, 2017; Preferred stock, no par value: 22.5 million shares authorized, no shares issued and outstanding at July 11, 2017	$—

Total Liabilities and Shareholders’ Equity	$—

ALEXANDER & BALDWIN REIT HOLDINGS, INC.

NOTES TO CONSOLIDATED BALANCE SHEET

1. Organization

Alexander & Baldwin REIT Holdings, Inc. (“A&B REIT Holdings”) was incorporated on July 10, 2017, under the laws of the State of Hawaii, and was authorized to issue 225.0 million shares of common stock, without par value, and 22.5 million shares of preferred stock, without par value. A&B REIT Holdings, a wholly owned subsidiary of Alexander & Baldwin, Inc., a Hawaii corporation (“A&B”), was formed for the purpose of participating in the merger described below. A&B paid $10 to capitalize A&B REIT Holdings and A&B REIT Holdings paid $10 to capitalize A&B REIT Merger Corporation, a Hawaii corporation and a direct, wholly owned subsidiary of A&B REIT Holdings (“Merger Sub”). These were the only transactions from incorporation to July 11, 2017.

Prior to the merger, A&B REIT Holdings will have conducted no activities other than those incident to its formation and participation in the transactions contemplated by the merger agreement. In the merger, Merger Sub will merge with and into A&B, with A&B continuing as the surviving corporation. Upon completion of the merger, each share of A&B common stock (other than shares held by shareholders that properly exercise dissenters’ rights) will automatically be converted into one share of A&B REIT Holdings common stock. A&B REIT Holdings will, by virtue of the merger, directly or indirectly own all of the assets and business formerly owned by A&B.

Promptly following consummation of the merger A&B REIT Holdings will change its name to “Alexander & Baldwin, Inc.”

Statements of operations and cash flows have not been presented as there has been no other activity since formation.

2. Subsequent Events

Management has evaluated subsequent events through July 14, 2017, the date the balance sheet was available to be issued. There were no subsequent events that have occurred that would require disclosure in the financial statements.

PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2016 and the six months ended June 30, 2017 and unaudited pro forma condensed consolidated balance sheet as of June 30, 2017 give effect to the merger, the Special Distribution and other transactions directly related to our anticipated REIT election.

The unaudited pro forma condensed consolidated balance sheet is presented as if the merger, the Special Distribution and other transactions directly related to our anticipated REIT election had occurred as of June 30, 2017. The unaudited pro forma condensed consolidated statements of operations present the effect of the merger, the Special Distribution and other transactions directly related to our anticipated REIT election as though they had occurred as of January 1, 2016. The unaudited pro forma consolidated financial information is based on the estimates and assumptions set forth in the notes to such statements, which are preliminary and have been made solely for the purposes of developing such pro forma information. The unaudited pro forma condensed consolidated financial information is not necessarily indicative of the financial position or operating results that would have been achieved had the merger, the Special Distribution and other transactions directly related to our anticipated REIT election been completed as of the dates indicated, nor are they necessarily indicative of our future financial position or operating results. The historical financial information has been adjusted to give effect to pro forma events that are (i) directly attributable to the merger, the Special Distribution and other transactions directly related to our anticipated REIT election, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the consolidated results of A&B REIT Holdings. This information should be read in conjunction with the historical financial statements and related notes included in, or incorporated into, this proxy statement/prospectus.

The unaudited pro forma condensed consolidated statements of operations and condensed consolidated balance sheet do not reflect the following:

•	One-time transaction costs yet to be incurred related to the merger, the Special Distribution and other transactions directly related to our anticipated REIT election, currently estimated to be approximately $6 million to $10 million subsequent to the date of this proxy statement/prospectus; and

•	The potential effect of lower cash balances these transactions have on interest income, borrowing costs or foregone investment opportunities.

In addition, the amounts of quarterly regular distributions for the subject periods are not reflected in the condensed consolidated balance sheet, as it is presented as if the merger, the Special Distribution and other transactions directly related to our anticipated REIT election had occurred as of June 30, 2017.

The pro forma financial results assume that 100% of taxable income has been distributed and that all relevant REIT qualification tests, as dictated by the Code and IRS rules and interpretations, were met for the entire year.

For accounting purposes, the merger will be treated as a transfer of assets and exchange of shares between entities under common control. The accounting basis used to initially record the assets and liabilities in A&B REIT Holdings is the carryover basis of A&B. Stockholders’ equity of A&B REIT Holdings will equal that carried over from A&B, after giving effect to the Special Distribution.

ALEXANDER & BALDWIN, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2016

(in millions, except per share amounts)	Actual	Adjustments		Pro Forma
Operating Revenue	$387.5	$—		$387.5
Operating Costs and Expenses:
Operating costs	268.5	—		268.5
REIT evaluation/conversion costs	9.5	(9.5	)(D)	—
Impairment of real estate assets	11.7	—		11.7
Selling, general and administrative	56.2	—		56.2

Total operating costs and expenses	345.9	(9.5)		336.4

Operating Income	41.6	9.5		51.1
Other Income and (Expense):
Other income and (expense)	20.0	—		20.0
Interest expense	(26.3)	(4.3	)(E)	(30.6)

Income from Continuing Operations Before Income Taxes	35.3	5.2		40.5
Income tax benefit (expense)	(2.6)	8.9	(B)	6.3

Income from Continuing Operations	32.7	14.1		46.8
Income (loss) from discontinued operations, net of income taxes	(41.1)	0.5	(B)	(40.6)

Net income (loss)	(8.4)	14.6		6.2
Income attributable to noncontrolling interest	(1.8)	—		(1.8)

Net income (loss) attributable to A&B	$(10.2)	$14.6		$4.4

Earnings (loss) per Share of Common Stock:
Basic:
Continuing operations available to A&B shareholders	$0.66			$0.62
Discontinued operations available to A&B shareholders	(0.84)			(0.54)

Net income (loss) available to A&B shareholders	$(0.18)			$0.08

Diluted:
Continuing operations available to A&B shareholders	$0.65			$0.61
Discontinued operations available to A&B shareholders	(0.83)			(0.54)

Net income (loss) available to A&B shareholders	$(0.18)			$0.07

Weighted Average Number of Shares Outstanding:
Basic	49.0	26.1	(A)	75.1
Diluted	49.4	26.1	(A)	75.5
Amounts Available to A&B Shareholders:
Income from continuing operations, net of tax	$32.2	$14.1		$46.3
Discontinued operations, net of tax	(41.1)	0.5		(40.6)

Net income (loss) available to A&B shareholders	$(8.9)	$14.6		$5.7

ALEXANDER & BALDWIN, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2017

(in millions, except per share amounts)	Actual	Adjustments		Pro Forma
Operating Revenue	$191.3	$—		$191.3
Operating Costs and Expenses:
Operating costs	135.9	—		135.9
REIT evaluation/conversion costs	7.0	(7.0	)(D)	—
Impairment of real estate assets	—	—		—
Selling, general and administrative	30.9	—		30.9

Total operating costs and expenses	173.8	(7.0)		166.8

Operating Income	17.5	7.0		24.5
Other Income and (Expense):
Other income and (expense)	6.2	—		6.2
Interest expense	(12.4)	(2.2	)(E)	(14.6)

Income From Continuing Operations Before Income Taxes	11.3	4.8		16.1
Income tax benefit (expense)	(2.7)	7.7	(B)	5.0

Income From Continuing Operations	8.6	12.5		21.1
Income from discontinued operations, net of income taxes	3.2	—	(B)	3.2

Net income	11.8	12.5		24.3
Income attributable to noncontrolling interest	(1.2)	—		(1.2)

Net income attributable to A&B	$10.6	$12.5		$23.1

Earnings per Share of Common Stock:
Basic:
Continuing operations available to A&B shareholders	$0.16			$0.27
Discontinued operations available to A&B shareholders	0.07			0.04

Net income available to A&B shareholders	$0.23			$0.31

Diluted:
Continuing operations available to A&B shareholders	$0.16			$0.27
Discontinued operations available to A&B shareholders	0.07			0.04

Net income available to A&B shareholders	$0.23			$0.31

Weighted Average Number of Shares Outstanding:
Basic	49.1	26.1	(A)	75.2
Diluted	49.6	26.1	(A)	75.7
Amounts Available to A&B Shareholders:
Income from continuing operations, net of tax	$8.1	$12.5		$20.6
Discontinued operations, net of tax	3.2	—		3.2

Net income available to A&B shareholders	$11.3	$12.5		$23.8

ALEXANDER & BALDWIN, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2017

(in millions)	Actual	Pro Forma Adjustments		Pro Forma
ASSETS
Current Assets
Cash and cash equivalents	$11.0	$(11.0	)(A)(E)	$—
Accounts and note receivable and contract retention	52.2	—		52.2
Cost and estimated earnings in excess of billings on uncompleted contracts	15.5	—		15.5
Inventories	34.1	—		34.1
Real estate held for sale	2.0	—		2.0
Income tax receivable	9.8	—		9.8
Prepaid expense and other current assets	34.4	—		34.4

Total current assets	159.0	(11.0)		148.0

Investments in Affiliates	398.7	—		398.7
Real Estate Developments	184.5	—		184.5
Property—net	1,235.1	—		1,235.1
Intangible Assets—Net	50.3	—		50.3
Goodwill	102.3	—		102.3
Deferred income taxes	—	49.4	(C)	49.4
Other Assets	47.1	—		47.1

Total assets	$2,177.0	$38.4		$2,215.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable and current portion of long-term debt	$44.1	$—		$44.1
Accounts payable	32.2	—		32.2
Billings in excess of costs and estimated earnings on uncompleted contracts	3.1	—		3.1
Accrued interest	5.1	—		5.1
Deferred revenue	0.1	—		0.1
HC&S cessation-related liabilities	5.2	—		5.2
Accrued and other liabilities	38.4	2.4	(D)	40.8

Total current liabilities	128.2	2.4		130.6

Long-term Liabilities
Long-term debt	530.8	154.0	(E)	684.8
Deferred income taxes	182.8	(182.8	)(C)	—
Accrued pension and post-retirement benefits	63.7	—		63.7
Other non-current liabilities	43.1	—		43.1

Total long-term liabilities	820.4	(28.8)		791.6

Commitments and Contingencies
Redeemable Noncontrolling Interest	10.8	—		10.8
Equity
Common stock—no par value; authorized, 150 million shares; outstanding, 49.2 million shares at June 30, 2017 actual, 75.3 million shares pro forma at June 30, 2017	1,158.9	660.0	(A)	1,818.9
Accumulated comprehensive loss	(42.0)	—		(42.0)
Retained earnings (distributions in excess of earnings)	96.5	(595.2	)(F)	(498.7)

Total A&B shareholders’ equity	1,213.4	64.8		1,278.2
Noncontrolling interest	4.2	—		4.2

Total equity	1,217.6	64.8		1,282.4

Total liabilities and equity	$2,177.0	$38.4		$2,215.4

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(A)	Special Distribution

We currently estimate the total amount of the Special Distribution, which includes our non-REIT earnings and profits and a substantial portion of our estimated REIT taxable income for the 2017 and 2018 taxable years, will range from $775 million to $875 million, and we expect to pay the Special Distribution in a combination of cash and our common stock, with each shareholder being permitted to elect to receive the shareholder’s entire entitlement under the Special Distribution in either cash or common stock, subject to the cash limitation described below.

The total amount of cash payable in the Special Distribution will be subject to a limit based on the aggregate amount of the Special Distribution. The cash limitation will in no event be less than 20% of the aggregate amount of the Special Distribution (without regard to any cash that may be paid in lieu of fractional shares). If the total amount of cash elected by our shareholders exceeds the cash limitation, then, in general, the available cash will be prorated among those shareholders that elected to receive cash. For pro forma purposes, using the closing price of A&B’s stock as of August 18, 2017 of $42.05, and assuming a Special Distribution of $825 million, the mid-point of the estimated range of the dividend, utilizing a combination of 20% cash, or $165 million, and 80% stock, or $660 million, an incremental 26.1 million shares of common stock are assumed to have been issued and outstanding as of June 30, 2017. The calculation of the Special Distribution is factually and legally complex and is not final. Any change to the amount of the Special Distribution will impact the pro forma financial statements.

(in millions)	As of June 30, 2017
Cash portion of Special Distribution	$165.0
Common stock portion of Special Distribution	660.0

Total Special Distribution	$825.0

Pro Forma Balance Sheet Adjustments:
Cash and cash equivalents	$(165.0)
Common stock	$660.0
Retained earnings (distributions in excess of earnings)	$(825.0)

(B)	Income Taxes

As a result of the REIT election, income taxes will no longer be payable on certain of our activities to the extent taxable income from those activities is distributed to shareholders. The following are generally income and expenses from REIT activities or are otherwise generally not subject to U.S. federal and certain state tax, and therefore, no income tax expense liability was assumed:

•	Operating income from tenant leases;

•	Income from certain sales of real estate, for which a qualifying tax-deferred reinvestment is completed consistent with section 1031 of the Code;

•	General and administrative costs associated with the above activities;

•	Interest costs associated with non-recourse debt secured by real estate generating the above operating income and interest costs associated with our revolving senior credit facility and unsecured term notes; and

•	An allocation of corporate administrative costs.

The following are generally income and expenses from TRS activities, and the income from these activities is assumed to be taxed at our estimated effective tax rate of 39 percent, excluding the impact of certain items that have a permanent difference in treatment between book and tax:

•	Operating income from sales of developed real estate inventory;

•	Operating results from diversified agricultural and renewable energy activities;

•	Operating income from the operation of our materials and construction activities;

•	General and administrative costs associated with the above activities;

•	Interest costs associated with our revolving senior credit facility and unsecured term notes; and

•	An allocation of corporate administrative costs.

Accordingly, the pro forma results include an adjustment to the Income tax benefit (expense) line to reflect the reduction to income taxes on earnings associated with our REIT activities that would not have been taxed had the Special Distribution and other transactions related to the REIT election been completed and the REIT election been effective as of January 1, 2016. The total pro forma reduction to income taxes for the year ended December 31, 2016 is estimated to be approximately $8.9 million, and the total pro forma reduction to income taxes for the six months ended June 30, 2017 is estimated to be approximately $7.7 million.

Applying the above pro forma reductions to income taxes results in a pro forma adjusted consolidated income tax benefit of $6.3 million for the year ended December 31, 2016 and $5.0 million for the six months ended June 30, 2017 for the following reasons:

Year Ended December 31, 2016

For the year ended December 31, 2016, our income tax expense was approximately $2.6 million, which included approximately $8.7 million of income tax benefits from certain federal renewable energy tax credits and other tax benefits associated with a tax equity investment in two solar photovoltaic facilities made by a subsidiary of the Company that is now a TRS entity. These tax credits and other tax benefits are not affected by the REIT election or the related reduction to income taxes on earnings associated with our REIT activities. As such, applying the above pro forma reduction to income taxes results in a pro forma adjusted consolidated income tax benefit for the year ended December 31, 2016 of approximately $6.3 million.

Six Months Ended June 30, 2017

For the six months ended June 30, 2017, our income tax expense was approximately $2.7 million, which included approximately $2.3 million of excess tax benefits arising from option exercises in the first quarter of 2017, as well as income tax benefits related to an operating loss from certain activities conducted by a TRS entity. These tax benefits are not affected by the REIT election or the related reduction to income taxes on earnings associated with our REIT activities. As such, applying the above pro forma reduction to income taxes results in a pro forma adjusted consolidated income tax benefit for the six months ended June 30, 2017 of approximately $5.0 million.

(C)	Deferred Taxes

The REIT election will result in a one-time reversal of tax assets and tax liabilities associated with assets and liabilities that will no longer be subject to income taxes at the REIT level. The pro forma results include the reversal of net deferred tax liabilities of approximately $232.2 million as of June 30, 2017. However, the actual amount reversed could vary significantly based on the asset and liability balances at the time of the reversal, which is expected to occur at or before the time the Special Distribution is made. The deferred tax reversal has not been reflected in our unaudited pro forma consolidated statements of operations, given the one-time nature of these adjustments, but has been reflected on our pro forma consolidated balance sheet. Currently, we believe the deferred tax asset remaining following the REIT election is realizable based on future estimated taxable income; however, facts and circumstances could change and be different at the time of reversal, which would require that a valuation allowance be recognized at that time.

The following table sets forth the estimated net deferred tax reversal for REIT assets and liabilities as of June 30, 2017 (in millions):

Net Deferred Tax Reversal
Basis difference for property and equipment	$235.4
Deferred rent	6.0
Solar energy credit—State	(6.9)
Other	(2.3)

Total net deferred tax liability reversal	$232.2

Pro Forma Balance Sheet Adjustments:
Deferred tax reversal recorded as a reduction to deferred income taxes (long-term liabilities)	$182.8
Deferred tax reversal recorded as an increase to deferred income taxes (long-term assets)	49.4

Total net deferred tax liability reversal	$232.2

(D)	One-Time REIT Evaluation/Conversion and Other Costs

The unaudited pro forma condensed consolidated statements of operations eliminate certain costs associated with the REIT evaluation and conversion, the merger, the Special Distribution and other transactions directly related to our anticipated REIT election. These costs are one-time in nature and exclude certain costs that would be expected to be incurred on an ongoing basis to maintain REIT compliance. During the year ended December 31, 2016 and the six months ended June 30, 2017, A&B incurred $9.5 million and $7.0 million, respectively, of one-time costs associated with the REIT evaluation and conversion, the merger, the Special Distribution and other transactions directly related to our anticipated REIT election.

A pro forma adjustment of $2.4 reflects the costs associated with our anticipated REIT election that were incurred to date after June 30, 2017, as the pro forma consolidated balance sheet assumes that the merger, the Special Distribution and other transactions directly related to our anticipated REIT election occurred on June 30, 2017. The adjustment is reflected as an increase to Accrued and other liabilities and a decrease to Retained earnings (distributions in excess of earnings) in the condensed consolidated balance sheet (refer to Note F). A&B estimates that it may incur additional one-time costs associated with the merger, the Special Distribution and other transactions directly related to our anticipated REIT election ranging between $6.0 million and $10.0 million through the end of 2017.

(E)	Revolving Line of Credit

The pro forma condensed consolidated balance sheet assumes $154.0 million of borrowings under our revolving senior credit facility to fund the cash portion of the Special Distribution.

The pro forma condensed consolidated statements of operations reflect interest expense on the $154.0 million of revolver borrowings. The incremental interest expense assumes an interest rate of 2.82%, which was the interest rate applicable on our revolving senior credit facility borrowings on June 30, 2017. A change of 25.0 basis points in the interest rate on the $154.0 million in borrowings under our revolving senior credit facility would increase or decrease interest expense by approximately $0.4 million for the year ended December 31, 2016 and $0.1 million for the six months ended June 30, 2017.

(F)	Pro Forma Adjustments Affecting Retained Earnings (Distributions in Excess of Earnings)

The pro forma adjustments affecting retained earnings (Distributions in Excess of Earnings) are as follows (in millions):

Special Distribution (Note A)	$(825.0)
Deferred tax reversal (Note C)	232.2
REIT evaluation/conversion and other costs (Note D)	(2.4)

Total	$(595.2)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Set forth below is a discussion and analysis of the financial condition and results of operations of A&B. As a result of the merger, A&B REIT Holdings will replace A&B as the Hawaii-based, publicly held corporation through which our operations are conducted and will (through its subsidiaries) conduct all of the operations conducted by A&B immediately prior to the merger. Due to the impact of taxes and anticipated distributions, including the Special Distribution, we do not believe that the historical results of operations of A&B will be fully comparable to the results of operations following the merger, the Special Distribution and other transactions directly related to our anticipated REIT election. Information concerning significant financial effects of the merger, the Special Distribution and other transactions directly related to our anticipated REIT election is contained in the section “Pro Forma Financial Information.” This pro forma information reflects adjustments to our historical balance sheet and statements of operations for the period presented as if A&B had completed the merger, the Special Distribution and other transactions directly related to our anticipated REIT election. The adjustments are not necessarily indicative of the financial condition or operating results that would have been achieved had the merger, the Special Distribution and other transactions directly related to our anticipated REIT election been completed as of the date of the financial statements, but illustrates their estimated effect.

The discussion and analysis of our financial condition and results of operations that follow are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or “GAAP.” The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ significantly from these estimates under different assumptions or conditions. This discussion should be read in conjunction with A&B’s consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and the accompanying notes thereto, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017.

Introduction

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides additional information about A&B’s business, recent developments, financial condition, liquidity and capital resources, cash flows, results of operations and how certain accounting principles, policies and estimates affect A&B’s financial statements. MD&A is organized as follows:

•	Business Overview: This section provides a general description of A&B’s business, as well as recent developments that A&B believes are important in understanding its results of operations and financial condition or in understanding anticipated future trends.

•	Critical Accounting Estimates: This section identifies and summarizes those accounting policies that significantly impact A&B’s reported results of operations and financial condition and require significant judgment or estimates on the part of management in their application.

•	Consolidated Results of Operations: This section provides an analysis of A&B’s consolidated results of operations for the quarters and six months ended June 30, 2017 and 2016 and the three years ended December 31, 2016, 2015 and 2014.

•	Analysis of Operating Revenue and Profit by Segment: This section provides an analysis of A&B’s results of operations by business segment.

•	Liquidity and Capital Resources: This section provides a discussion of A&B’s financial condition and an analysis of A&B’s cash flows for the six months ended June 30, 2017 and 2016 and the years ended December 31, 2016, 2015 and 2014, as well as a discussion of A&B’s ability to fund its future commitments and ongoing operating activities through internal and external sources of capital.

•	Contractual Obligations, Commitments, Contingencies and Off-Balance-Sheet Arrangements: This section provides a discussion of A&B’s contractual obligations and other commitments and contingencies that existed at June 30, 2017 (except where another date is indicated).

•	Quantitative and Qualitative Disclosures about Market Risk: This section discusses how A&B monitors and manages exposure to potential gains and losses associated with changes in interest rates.

Business Overview

A&B, whose history dates back to 1870, is headquartered in Honolulu and operates through three reportable segments: Commercial Real Estate; Land Operations; and Materials & Construction. A&B’s three reportable segments reflect an internal reorganization of the operations and reporting structure that A&B completed in the fourth quarter of 2016 in order to facilitate operational efficiencies and enhance the execution of A&B’s businesses. Prior to October 1, 2016, A&B operated under four reportable segments: Commercial Real Estate, Real Estate Development and Sales, Materials & Construction, and Agribusiness. As a result of the segment reorganization, A&B’s former Real Estate Development and Sales and Agribusiness segments have been combined into the new Land Operations reportable segment. Additionally, the following items were realigned in connection with the segment changes: (1) agricultural leases that previously were included in the Commercial Real Estate segment were reclassified to the Land Operations segment, (2) certain industrial leases that previously were included in the former Agribusiness segment were reclassified to the Commercial Real Estate segment, (3) sales of commercial properties that previously were included in the former Real Estate Development and Sales segment were reclassified to the Commercial Real Estate segment and (4) A&B’s solar energy investments that previously were presented as Corporate investments were reclassified to Land Operations. The financial information for all prior periods has been recast to correspond to these segment changes.

Commercial Real Estate

The Commercial Real Estate segment owns, operates and manages retail, industrial and office properties in Hawaii and on the Mainland. The Commercial Real Estate segment also leases urban land in Hawaii to third-party lessees.

Land Operations

The Land Operations segment actively manages A&B’s land and real estate-related assets to deploy these assets at their highest and best use. Primary activities of the Land Operations segment include planning, zoning, financing, constructing, purchasing, managing, selling, and investing in real property; renewable energy; and diversified agribusiness activities. As a result of the previously mentioned segment realignment, A&B has reclassified the HC&S sugar operations, which completed its final harvest and ceased operations in December 2016, to the Land Operations segment and also presented the operations as discontinued operations for all periods.

Materials & Construction

The Materials & Construction segment performs asphalt paving as prime contractor and subcontractor; imports and sells liquid asphalt; mines, processes and sells basalt aggregate; produces and sells asphaltic and ready-mix concrete; provides and sells various construction- and traffic-control-related products; and manufactures and sells precast concrete products.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, upon which the MD&A is based, requires that management exercise judgment when making estimates and assumptions about future events that may affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with certainty and actual results will, inevitably, differ from those critical accounting estimates. These differences could be material.

A&B considers an accounting estimate to be critical if: (i)(a) the accounting estimate requires A&B to make assumptions that are difficult or subjective about matters that were highly uncertain at the time that the accounting estimate was made, (b) changes in the estimate are reasonably likely to occur in periods subsequent to the period in which the estimate was made, or (c) different estimates by A&B could have been used, and (ii) changes in those assumptions or estimates would have had a material impact on the financial condition or results of operations of A&B. The critical accounting estimates inherent in the preparation of A&B’s financial statements are described below.

Principles of Consolidation

The consolidated financial statements include the accounts of Alexander & Baldwin, Inc. and all wholly owned and controlled subsidiaries, after elimination of significant intercompany amounts. Significant investments in businesses, partnerships and limited liability companies in which A&B does not have a controlling financial interest, but has the ability to exercise significant influence, are accounted for under the equity method. A controlling financial interest is one in which A&B has a majority voting interest or one in which A&B is the primary beneficiary of a variable interest entity. In determining whether A&B is the primary beneficiary of a variable interest entity in which it has an interest, A&B is required to make significant judgments with respect to various factors including, but not limited to, A&B’s ability to direct the activities that most significantly impact the entity’s economic performance, the rights and ability of other investors to participate in decisions affecting the economic performance of the entity, and kick-out rights, among others. Activities that significantly affect the economic performance of the entities in which A&B has an interest include, but are not limited to, establishing and modifying detailed business, development, marketing and sales plans, approving and modifying the project budget, approving design changes and associated overruns, if any, and approving project financing, among others. A&B has not consolidated any variable interest entity in which it does not also have voting control because it has determined that it is not the primary beneficiary since decisions to direct the activities that most significantly impact the entity’s performance are shared by the joint venture partners.

Impairment of Long-Lived Assets and Finite-Lived Intangible Assets

A&B’s long-lived assets, including finite-lived intangible assets, are reviewed for possible impairment when events or circumstances indicate that the carrying value may not be recoverable. In such an evaluation, the estimated future undiscounted cash flows generated by the asset are compared with the amount recorded for the asset to determine if its carrying value is not recoverable. If this review determines that the recorded value will not be recovered, the amount recorded for the asset is reduced to estimated fair value. These asset impairment analyses are highly subjective because they require management to make assumptions and apply considerable judgments to, among others, estimates of the timing and amount of future cash flows, expected useful lives of the assets, uncertainty about future events, including changes in economic conditions, changes in operating performance, changes in the use of the assets, and ongoing costs of maintenance and improvements of the assets and, thus, the accounting estimates may change from period to period. If management uses different assumptions or if different conditions occur in future periods, A&B’s financial condition or its future operating results could be materially impacted. A&B has evaluated certain long-lived assets, including intangible assets, for impairment.

During the fourth quarter of 2016, as a result of a change in its strategy for development activities, A&B recorded non-cash impairment charges of $11.7 million related to certain non-active, long-term development projects. The impairment loss recorded reduced the carrying amounts to the estimated fair value, reflecting the change to A&B’s development-for-sale strategy to de-risk its portfolio by not pursuing certain long-term projects that were not in active development and instead focus on projects with a shorter-term lifespan, generally 3 to 5 years. The impairment charges are presented within Impairment of real estate assets in the consolidated statements of operations. There were no material long-lived asset impairment charges recorded in 2015 or 2014.

Impairment of Investments

A&B’s investments in unconsolidated affiliates are reviewed for impairment whenever there is evidence that fair value may be below carrying cost. An investment is written down to fair value if fair value is below carrying cost and the impairment is believed to be other-than-temporary. In evaluating the fair value of an investment and whether any identified impairment is other-than-temporary, significant estimates and considerable judgments are involved. These estimates and judgments are based, in part, on A&B’s current and future evaluation of economic conditions in general, as well as a joint venture’s current and future plans. Additionally, these impairment calculations are highly subjective because they also require management to make assumptions and apply judgments to estimates regarding the timing and amount of future cash flows and take into account various factors, including sales prices, development costs, market conditions, and absorption rates, probabilities related to various cash flow scenarios, and appropriate discount rates based on the perceived risks, among others. In evaluating whether an impairment is other-than-temporary, A&B considers all available information, including the length of time and extent of the impairment, the financial condition and near-term prospects of the affiliate, A&B’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, and projected industry and economic trends, among others. Changes in these and other assumptions could affect the projected operational results and fair value of the unconsolidated affiliates, and accordingly, may require valuation adjustments to A&B’s investments that may materially impact A&B’s financial condition or its future operating results. For example, if current market conditions deteriorate significantly or a joint venture’s plans change materially, impairment charges may be required in future periods, and those charges could be material.

A&B invested $23.8 million in 2014 and $15.4 million in 2016 in tax equity investments related to the construction and operation of (1) a 12-megawatt solar farm on Kauai and (2) two photovoltaic facilities with a combined capacity of 6.5 megawatts on Oahu, respectively. A&B recovers its investments primarily through tax credits and tax benefits, which are recorded in the Income tax expense (benefit) line item in the consolidated statements of operations. As these tax benefits were received and recognized, A&B recorded non-cash reductions of the investments’ carrying value. For the years ended December 31, 2016 and 2015, A&B recorded net, non-cash reductions of the investments’ carrying value of $9.8 million and $2.6 million, respectively.

Weakness in particular real estate markets, difficulty in obtaining or renewing project-level financing or development approvals, and changes in A&B’s development strategy, among other factors, may affect the value or feasibility of certain development projects owned by A&B or by its joint ventures and could lead to additional impairment charges in the future.

Goodwill

A&B reviews goodwill for impairment at the reporting unit level annually and whenever events or changes in circumstances indicate that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. The goodwill impairment test involves a two-step process. Step one of the goodwill impairment test estimates the fair value of a reporting unit using various methodologies, including discounted cash flows and market multiples. The discounted cash flow approach relies on a number of assumptions, including future macroeconomic conditions, market factors specific to the reporting unit, the amount and timing of estimated future cash flows to be generated by the business over an extended period of time, long-term growth rates for the business, and a discount rate that considers the risks related to the amount and timing of the cash flows, among others. Although the assumptions used by A&B in its discounted cash flow model are based on the best available market information and are consistent with the assumptions A&B used to generate its internal strategic plans and forecasts, significant judgment is required to estimate the amount and timing of future cash flows and the risk of achieving those cash flows. Under the market multiple methodology, the estimate of fair value may be based on market multiples of EBITDA (earnings before interest, taxes, depreciation and amortization) or revenues. When using market multiples of EBITDA or revenues, A&B must make judgments about the comparability of those multiples in closed and proposed transactions. Accordingly, changes in assumptions and estimates, including, but not limited to, changes driven by external factors, such as industry and economic trends, and those driven by internal factors, such as changes in business strategy and its internal forecasts, could have a material effect on the reporting unit’s business, financial condition and results of operations. Additionally, the foregoing assumptions could be adversely impacted by any of the risks discussed in “Risk Factors.”

If the results of A&B’s step one test indicate that a reporting unit’s estimated fair value is less than its carrying value, a step two analysis is performed. In the step two analysis, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit as if the reporting unit had been acquired in a business combination. The implied value of goodwill is compared to the carrying value of goodwill. If the implied value of the goodwill exceeds the carrying value of goodwill, then goodwill is not considered to be impaired. If the implied value of goodwill is less than the carrying value of goodwill, the goodwill is considered to be impaired.

At December 31, 2016, A&B’s goodwill totaled $102.3 million, primarily related to the 2013 acquisition of Grace Pacific. Of the total goodwill, $93.6 million relates to three reporting units in the Materials & Construction segment. The valuation of each reporting unit assumes that each is an unrelated business to be sold separately and independently from the other reporting units. As of the date of the last impairment test in the fourth quarter of 2016, the weighted average percentage (using reporting units’ carrying value) by which the fair values of the reporting units exceeded their carrying values was estimated to be between 7 and 8 percent. A&B’s fair value estimate for reporting units include a number of assumptions, including increased levels of road infrastructure spending by governmental and private entities, expectations about A&B’s share of governmental contracts, and material input and labor costs, among others. If actual revenues are lower (for example, due to a lower level of government or private contracts bid or won by the reporting units), or costs are higher than anticipated and cannot be recovered as part of the price of the work performed, as well as other factors that result in adverse changes in the key assumptions used in the fair value estimates mentioned above, the fair value of A&B’s reporting units could be negatively impacted.

Revenue Recognition for Certain Long-Term Real Estate Developments

Revenues from real estate sales are generally recognized when sales are closed and title, risks and rewards pass to the buyer. For certain real estate sales, A&B and its joint venture partners account for revenues on long-term real estate development projects that have continuing post-closing involvement, such as Kukui`ula, using the percentage-of-completion method. Following this method, the amount of revenue recognized is based on the percentage of development costs that have been incurred through the reporting period in relation to total expected development cost associated with the subject property. Accordingly, if material changes to total expected development costs or revenues occur, A&B’s financial condition or its future operating results could be materially impacted.

Pension and Post-Retirement Estimates

The estimation of A&B’s pension and post-retirement expenses and liabilities requires that A&B make various assumptions. These assumptions include the following factors:

•	Discount rates;

•	Expected long-term rate of return on pension plan assets;

•	Health care cost trend rates;

•	Salary growth;

•	Inflation;

•	Retirement rates;

•	Mortality rates; and

•	Expected contributions.

Actual results that differ from the assumptions made with respect to the above factors could materially affect A&B’s financial condition or its future operating results. The effects of changing assumptions are included in unamortized net gains and losses, which directly affect accumulated other comprehensive income. Additionally, these unamortized gains and losses are amortized and reclassified to income (loss) over future periods.

The benefit obligations for qualified pension and post-retirement plans, as of December 31, 2016, were determined using a discount rate of 4.2 percent. For A&B’s non-qualified benefit plans, the December 31, 2016 obligation was determined using a discount rate of 3.9 percent. The discount rate used for determining the year-end benefit plan obligation was generally calculated using a weighting of expected benefit payments and rates associated with high-quality U.S. corporate bonds for each year of expected payment to derive a single estimated rate at which the benefits could be effectively settled at December 31, 2016.

The expected return on plan assets assumption of 7.1 percent is principally based on the long-term outlook for various asset class returns, asset mix, the historical performance of the plan assets under the liability-driven investment strategy and a comparison of the estimated long-term return calculated to the distribution of assumptions adopted by other plans.

As of December 31, 2016, A&B’s post-retirement obligations were measured using an initial 6.8 percent health care cost trend rate in 2016, and reducing that rate by approximately 0.3 percent each year through 2037, with an ultimate rate of 4.5 percent in 2037.

Lowering the expected long-term rate of return on A&B’s qualified plan assets by one-half of one percent would have increased pre-tax pension expense for 2016 by approximately $0.7 million. Lowering the discount rate assumption by one-half of one percentage point would have increased pre-tax pension expense by approximately $0.9 million. Additional information about A&B’s benefit plans is included in Note 11 to the Consolidated Financial Statements in A&B’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

As of December 31, 2016, the market value of A&B’s defined benefit plan assets totaled approximately $143.1 million, compared with $146.2 million as of December 31, 2015. The recorded net pension liability was approximately $53.9 million as of December 31, 2016 and approximately $48.4 million as of December 31, 2015. A&B’s contributions to its pension plans were approximately $0.5 million in 2016 and $2.6 million in 2015. As of December 31, 2016 and 2015, the recorded net liability related to A&B’s post-retirement plans was $11.9 million and $12.2 million, respectively.

Income Taxes

A&B makes certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments are applied in the calculation of tax credits, tax benefits and deductions, and in the calculation of certain deferred tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes to these estimates may result in an increase or decrease to A&B’s tax provision in a subsequent period.

In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertain tax positions taken or expected to be taken with respect to the application of complex tax laws. Resolution of these uncertainties in a manner inconsistent with management’s expectations could materially affect A&B’s financial condition or its future operating results.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, as a new Topic, ASC Topic 606. The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The core principle of the guidance is that an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract(s), (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract(s), and (v) recognize revenue when, or as, the entity satisfies a performance obligation. This ASU is to be applied retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. In July 2015, the FASB reached a decision to defer the effective date of the amended guidance. In August 2015, ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, was issued which defers the effective date of ASU 2014-09 to annual reporting periods beginning after December 15, 2017. A&B is currently evaluating the potential impact of adopting this new accounting standard.

In April 2015, the FASB issued ASU No. 2015-03, Interest-Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs, (“ASU 2015-03”). ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments in ASU 2015-03 are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. A&B adopted this guidance in the first quarter of 2016. A&B retrospectively applied ASU 2015-03 in accordance with the standard. The retrospective impact of adopting the above guidance as of December 31, 2015 was as follows:

(dollars in millions)	Other assets	Total assets	Long-term debt	Total liabilities and equity
Previously reported	$65.0	$2,243.5	$497.8	$2,243.5
Debt Issuance Costs	(1.2)	(1.2)	(1.2)	(1.2)

Current presentation	$63.8	$2,242.3	$496.6	$2,242.3

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 requires the identification of arrangements that should be accounted for as leases by lessees. In general, lease arrangements exceeding a twelve month term must now be recognized as assets and liabilities on the balance sheet of the lessee. Under ASU 2016-02, a right-of-use asset and lease obligation will be recorded for all leases, whether operating or financing, while the income statement will reflect lease expense for operating leases and amortization/interest expense for financing leases. The balance sheet amount recorded for existing leases at the date of adoption of ASU 2016-02 must be calculated using the applicable incremental borrowing rate at the date of adoption. In addition, ASU 2016-02 requires the use of the modified retrospective method, which will require adjustment to all comparative periods presented in the consolidated financial statements. ASU 2016-02 is effective for financial statements issued for fiscal years beginning after December 15, 2018. A&B is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements and footnote disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). ASU 2016-09 identifies areas for simplification involving several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. ASU 2016-09 is effective for financial statements issued for fiscal years beginning after December 15, 2016.

A&B elected to early adopt the new guidance in the fourth quarter of fiscal year 2016, which requires A&B to reflect any adjustments as of January 1, 2016, the beginning of the annual period that includes the interim period of adoption. The primary impact of adoption was the recognition of $0.5 million of excess tax benefits in the provision for income taxes rather than paid-in capital for all periods in fiscal year 2016. Additional amendments to the accounting for income taxes and minimum statutory withholding tax requirements had no impact to retained earnings as of January 1, 2016, where the cumulative effect of these changes is required to be recorded.

A&B elected to apply the presentation requirements for cash flows related to excess tax benefits retrospectively to all periods presented, which resulted in an increase to both net cash from operations and net cash used in financing of $0.6 million and $1.3 million for the years ended December 31, 2015 and 2014, respectively. The presentation requirements for cash flows related to employee taxes paid for withheld shares had no impact to any of the periods presented on the consolidated statement of cash flows, as such cash flows have historically been presented as a financing activity.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230) (“ASU 2016-15”). ASU 2016-15 is an update that addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice of cash receipts and cash payments presentation and classification in the statement of cash flows. ASU 2016-15 is effective for financial statements issued for fiscal years beginning after December 15, 2017. A&B is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements and footnote disclosures.

In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business (“ASU 2017-01”). ASU 2017-01 provides guidance regarding the definition of a business with the objective of providing guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those years. ASU 2017-01 should be applied prospectively and early adoption is permitted. The new guidance will result in many real estate transactions being classified as an asset acquisition and transaction costs being capitalized. A&B elected to early adopt FASB ASU No. 2017-01, Clarifying the Definition of a Business, in the second quarter of fiscal year 2017. The adoption of this standard did not have a material impact on A&B’s financial position or results of operation.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds fair value, not to exceed the carrying amount of goodwill. ASU 2017-04 is effective for fiscal years or interim periods beginning after December 15, 2019. ASU 2017-04 should be applied prospectively and early adoption is permitted. A&B is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements and footnote disclosures.

In March 2017, the FASB issued ASU No. 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (“ASU 2017-07”). ASU 2017-07 provides that entities will present the service cost component of net periodic benefit cost in the same income statement line item(s) as other employee compensation costs arising from services rendered during the period. Only the service cost component will be eligible for capitalization in assets. In addition, entities will present the other components of net periodic benefit cost separately from the line item(s) that includes the service cost and outside of any subtotal of operating income, if one is presented. These components will not be eligible for capitalization in assets. ASU 2017-07 is effective for fiscal years or interim periods beginning after December 15, 2017 and early adoption is permitted. A&B is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements and footnote disclosures.

Consolidated Results of Operations

The following analysis of the consolidated financial condition and results of operations of A&B and its subsidiaries should be read in conjunction with A&B’s consolidated financial statements included in its Annual

Report on Form 10-K for the fiscal year ended December 31, 2016, and the accompanying notes thereto, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017.

Amounts in this narrative are rounded to millions, but per-share calculations and percentages were calculated based on thousands. Accordingly, a recalculation of some per-share amounts and percentages, if based on the reported data, may be slightly different than the more accurate amounts included herein. As previously described, the financial information included in the following table and narrative reflects the segment realignment, as well as the presentation of the HC&S sugar operations as discontinued operations for all periods presented.

Consolidated—Second quarter of 2017 compared with 2016

	Quarter Ended June 30,
(dollars in millions, except per-share amounts)	2017	2016	$ Change	% Change
Operating revenue	$98.1	$82.0	16.1	19.6
Operating costs and expenses	87.3	72.4	14.9	20.6

Operating income	10.8	9.6	1.2	12.5
Other income (expense), net	(3.3)	(6.2)	2.9	(46.8)
Income tax benefit (expense)	(3.5)	(0.3)	(3.2)	12X

Income from continuing operations	4.0	3.1	0.9	29.0
Discontinued operations (net of income taxes)	0.8	(3.7)	4.5	NM

Net income (loss)	4.8	(0.6)	5.4	NM
Income attributable to noncontrolling interest	(0.5)	(0.1)	(0.4)	5X

Net income (loss) attributable to A&B	$4.3	$(0.7)	5.0	NM

Basic earnings (loss) per share—continuing operations	$0.08	$0.06	0.02	33.3
Basic earnings (loss) per share—discontinued operations	0.02	(0.07)	0.09	NM

Net income (loss) available to A&B shareholders	$0.10	$(0.01)	0.11	NM

Diluted earnings (loss) per share—continuing operations	$0.07	$0.06	0.01	16.7
Diluted earnings (loss) per share—discontinued operations	0.02	(0.07)	0.09	NM

Net income (loss) available to A&B shareholders	$0.09	$(0.01)	0.10	NM

A&B’s consolidated operating revenue increased $16.1 million, or 19.6%, to $98.1 million for the second quarter of 2017 as compared to the second quarter of 2016, reflecting an increase in revenue for Land Operations of $6.6 million, and an increase in Materials & Construction revenue of $10.2 million.

Consolidated operating costs and expenses for the second quarter of 2017 increased $14.9 million, or 20.6%, to $87.3 million compared to the second quarter of 2016. The reasons for the operating cost and expense changes are described below, by business segment, in the Analysis of Operating Revenue and Profit by Segment. Operating costs and expenses for the second quarter of 2017 also included $2.2 million in costs related to A&B’s evaluation of REIT status and conversion to a REIT.

A&B’s other expenses, net were $3.3 million in the second quarter of 2017 compared to $6.2 million in the second quarter of 2016. The change in other income (expense) was primarily due to a lower non-cash reduction to solar investments, net in the second quarter of 2017 as compared to the second quarter of 2016, as well as higher income from A&B’s equity method investments.

A&B recorded an income tax expense of $3.5 million on pre-tax income of $7.5 million for the second quarter of 2017, and an income tax expense of $0.3 million on pre-tax income of $3.4 million for the second quarter of 2016. A&B’s effective tax rate was higher for the quarter ended June 30, 2017 compared to the same period in 2016 primarily due to the 2016 recognition of non-refundable federal tax credits related to A&B’s investment in two photovoltaic facilities.

Consolidated—First half of 2017 compared with 2016

	Six Months Ended June 30,
(dollars in millions, except per-share amounts)	2017	2016	$ Change	% Change
Operating revenue	$191.3	$173.4	17.9	10.3
Operating costs and expenses	173.8	155.2	18.6	12.0

Operating income	17.5	18.2	(0.7)	(3.8)
Other income (expense), net	(6.2)	(10.7)	4.5	(42.1)
Income tax benefit (expense)	(2.7)	(0.6)	(2.1)	5X

Income from continuing operations	8.6	6.9	1.7	24.6

Discontinued operations (net of income taxes)	3.2	(14.5)	17.7	NM

Net income (loss)	11.8	(7.6)	19.4	NM
Income attributable to noncontrolling interest	(1.2)	(0.6)	(0.6)	100.0

Net income (loss) attributable to A&B	$10.6	$(8.2)	18.8	NM

Basic earnings (loss) per share—continuing operations	$0.16	$0.14	0.02	14.3
Basic earnings (loss) per share—discontinued operations	0.07	(0.30)	0.37	NM

Net income (loss) available to A&B shareholders	$0.23	$(0.16)	0.39	NM

Diluted earnings (loss) per share—continuing operations	$0.16	$0.14	0.02	14.3
Diluted earnings (loss) per share—discontinued operations	0.07	(0.30)	0.37	NM

Net income (loss) available to A&B shareholders	$0.23	$(0.16)	0.39	NM

A&B’s consolidated operating revenue increased $17.9 million, or 10.3%, to $191.3 million for the first half of 2017 as compared to the first half of 2016, reflecting an increase in revenue for Land Operations of $11.6 million, and an increase in revenue for Materials & Construction of $8.1 million.

Consolidated operating costs and expenses for the first half of 2017 increased $18.6 million, or 12.0%, to $173.8 million compared to the first half of 2016. The reasons for the operating cost and expense changes are described below, by business segment, in the Analysis of Operating Revenue and Profit by Segment. Operating costs and expenses for the first half of 2017 also included $7.0 million related to A&B’s evaluation of REIT status and conversion to a REIT.

A&B’s other expenses, net, were $6.2 million in the first half of 2017 compared to $10.7 million in the first half of 2016. The change in other income (expense) was primarily due to a lower reduction in solar investments, net, partially offset by lower gains on sales of improved property.

A&B recorded an income tax expense of $2.7 million on pre-tax income of $11.3 million for the first half of 2017, and an income tax expense of $0.6 million on pre-tax income of $7.5 million for the first half of 2016. A&B’s effective tax rate was higher for the first half ended June 30, 2017 compared to the same period in 2016 due primarily to the 2016 recognition of non-refundable federal tax credits related to A&B’s investment in two photovoltaic facilities.

Consolidated—2016, 2015 and 2014

(dollars in millions, except per-share amounts)	2016	Chg.	2015	Chg.	2014
Operating revenue	$387.5	(18.0)%	$472.8	3.6%	$456.3
Operating costs and expenses	345.9	(9.6)%	382.5	0.8%	379.6

Operating income	41.6	(53.9)%	90.3	17.7%	76.7
Other income (expense)	(6.3)	NM	6.8	NM	(35.8)
Income tax expense (benefit)	2.6	(92.8)%	36.3	9X	4.1

Income from continuing operations	32.7	(46.2)%	60.8	65.2%	36.8
Discontinued operations (net of income taxes)	(41.1)	38.4%	(29.7)	NM	27.7

Net income (loss)	(8.4)	NM	31.1	(51.8)%	64.5
Income attributable to noncontrolling interest	(1.8)	20.0%	(1.5)	(51.6)%	(3.1)

Net income (loss) attributable to A&B	$(10.2)	NM	$29.6	(51.8)%	$61.4

Basic earnings (loss) per share—continuing operations	$0.66	(43.0)%	$1.15	66.7%	$0.69
Basic earnings (loss) per share—discontinued operations	$(0.84)	38.0%	$(0.61)	NM	$0.57

Net income (loss) available to A&B shareholders	$(0.18)	NM	$0.54	(57.1)%	$1.26

Diluted earnings (loss) per share—continuing operations	$0.65	(43.0)%	$1.14	68.0%	$0.68
Diluted earnings (loss) per share—discontinued operations	$(0.83)	38.3%	$(0.60)	NM	$0.57

Net income (loss) available to A&B shareholders	$(0.18)	NM	$0.54	(57.0)%	$1.25

2016 vs. 2015

Operating Revenue for 2016 decreased 18 percent, or $85.3 million, to $387.5 million, primarily due to lower revenue from the Land Operations and Materials & Construction segments, offset by increased revenue from the Commercial Real Estate segment. The reasons for business- and segment-specific year-to-year fluctuations in revenue are further described below in the Analysis of Operating Revenue and Profit by Segment.

Operating Costs and Expenses for 2016 decreased 10 percent, or $36.6 million, to $345.9 million, primarily due to lower operating expenses incurred by the Land Operations and Materials & Construction segments. The reasons for the operating cost and expense changes are described below, by business segment, in the Analysis of Operating Revenue and Profit by Segment. Operating costs and expenses for 2016 also included costs of $9.5 million related to A&B’s evaluation of a potential REIT conversion.

Other Income (Expense) was $(6.3) million in 2016 compared with $6.8 million in 2015. The change in other income (expense) from the prior year was primarily due to $17.6 million lower income from joint ventures, a $7.2 million increase in the adjustment to reduce the carrying amount of tax equity solar investments, partially offset by the net gain on commercial property sales of $8.1 million during 2016, as compared to the net loss of $1.8 million on commercial property sales during 2015.

Income Taxes declined due to lower earnings in 2016 as compared to 2015. Income taxes also reflected a lower effective income tax rate for the year ended December 31, 2016 primarily driven by the non-refundable federal tax credit related to A&B’s solar investment.

Income attributable to noncontrolling interest increased $0.3 million in 2016 compared to 2015. The noncontrolling interest represents third-party minority interests in two entities consolidated by Grace and in which Grace owns a 70 percent and 51 percent share.

2015 vs. 2014

Operating Revenue for 2015 increased 3.6 percent, or $16.5 million, to $472.8 million, primarily due to increased revenue from the Land Operations and Commercial Real Estate segments, partially offset by lower revenue from the Materials & Construction segment. The reasons for business- and segment-specific year-to-year fluctuations in revenue are further described below in the Analysis of Operating Revenue and Profit by Segment.

Operating Costs and Expenses for 2015 increased 0.8 percent, or $2.9 million, to $382.5 million. Operating costs increased due to higher Land Operations and Commercial Real Estate segment costs, offset by lower Materials & Construction segment costs. The reasons for changes in business- and segment-specific year-to-year fluctuations in operating costs, which affect segment operating profit, are more fully described below in the Analysis of Operating Revenue and Profit by Segment.

Other Income (Expense) was $6.8 million in 2015 compared with $(35.8) million in 2014. The change in other income (expense) was principally due to increased joint venture earnings from the closing of 329 Waihonua units in 2015, and a higher non-cash reduction in the carrying value of a tax equity investment in 2014. A&B made a $23.8 million investment in a 12-megawatt solar farm on Kauai (“KRS II”) in July 2014, and the tax benefits associated with the KRS II investment are accompanied by non-cash reductions of the investment’s carrying value. Tax benefits associated with the investment are included in the Income tax expense (benefit) line item in the consolidated statements of operations. Interest expense decreased by $2.2 million due to higher average debt levels in 2014 as a result of acquisitions made in late 2013.

Income Taxes and the effective rate were higher in 2015 compared with 2014, due principally to higher tax credits in 2014 associated with A&B’s investment in KRS II.

Income attributable to noncontrolling interest decreased $1.6 million in 2015 compared to 2014. The noncontrolling interest represents third-party minority interests in two entities that Grace consolidates and in which Grace owns a 70 percent share and 51 percent share.

Analysis of Operating Revenue and Profit by Segment

Additional detailed information related to the operations and financial performance of A&B’s Operating Segments is included in Part II Item 6 and Note 19 to A&B’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and the accompanying notes thereto. The following information should be read in relation to the information contained therein.

During the fourth quarter of 2016, A&B completed an internal reorganization of its operations and reporting structure in order to facilitate operational efficiencies and enhance the execution of A&B’s businesses. Prior to October 1, 2016, A&B operated under four reportable operating segments: Commercial Real Estate, Real Estate Development and Sales, Materials & Construction, and Agribusiness. As a result of the segment reorganization, A&B’s former Real Estate Development and Sales and Agribusiness segments have been combined into the new Land Operations reportable segment. Additionally, the following items were realigned in connection with the segment changes: (1) agricultural leases that previously were included in the Commercial Real Estate segment were reclassified to the Land Operations segment, (2) certain industrial leases that previously were included in the former Agribusiness segment were reclassified to the Commercial Real Estate segment, (3) sales of commercial properties that previously were included in the former Real Estate Development and Sales segment were reclassified to the Commercial Real Estate segment, and (4) A&B’s solar energy investments that previously were presented as Corporate investments were reclassified to Land Operations. A&B’s reportable segments, as realigned and presented, reflect the revised operational structure and internal management reporting. The financial information for all prior periods has been recast in the following segment tables and discussion to reflect these segment changes.

Commercial Real Estate

Second quarter of 2017 compared with 2016

Quarter Ended June 30,
(dollars in millions)	2017	2016	% Change
Commercial Real Estate segment operating revenue	$33.8	$34.5	(2.0)
Commercial Real Estate segment operating costs and expenses	(18.9)	(20.1)	(6.0)
Selling, general and administrative	(2.0)	(0.3)	6.7	x
Other segment income[2]	0.5	0.6	(16.7)

Commercial Real Estate operating profit	$13.4	$14.7	(8.8)

Operating profit margin	39.6%	42.6%

Operating profit by location
Hawaii	$12.4	$13.0	(4.6)
Mainland	1.0	1.7	(41.2)

Total	$13.4	$14.7	(8.8)

Net Operating Income[1]
Hawaii	$19.4	$18.3	6.0
Mainland	2.8	4.0	(30.0)

Total	$22.2	$22.3	(0.4)

Same-Store Net Operating Income[1]
Hawaii	$19.3	$18.4	4.9
Mainland	2.8	2.7	3.7

Total	$22.1	$21.1	4.7

Gross Leasable Area (million sq. ft.)—Improved, end of period
Hawaii	2.9	2.9
Mainland	1.8	1.8

Total improved	4.7	4.7

Hawaii ground leases (acres)	116	115

[1]	Refer to page 103 for a discussion of management’s use of a non-GAAP financial measure and the required reconciliation of non-GAAP measures to GAAP measures.
[2]	Other segment income for the Commercial Real Estate segment includes intersegment revenues, primarily from our Materials & Construction segment, which are eliminated in our consolidated results of operations.

Commercial Real Estate revenue for the second quarter of 2017 and 2016 was $33.8 million and $34.5 million, respectively. The decrease was primarily attributable to the cumulative impact of timing of sales and acquisitions during 2016, partially offset by increases in Hawaii same-store rents. “Same-store” refers to properties that were owned throughout the entire duration of both periods under comparison, including stabilized properties. Stabilized properties refer to commercial properties developed by A&B that have achieved 80 percent economic occupancy in each of the periods presented for comparison.

Operating profit and net operating income (“NOI”) for the second quarter of 2017 decreased by 8.8% and 0.4%, respectively, compared to the second quarter of 2016. The period over period decrease in operating profit was primarily due to an increase in general and administrative expenses, reflecting A&B’s strategic shift to focus on the growth of the commercial real estate portfolio through acquisition, development and redevelopment, resulting in a reallocation of certain personnel costs to the Commercial Real Estate segment, as well as higher personnel costs related to bringing property management and leasing in-house and the resultant overlap in property management costs while transitioning from existing third-party property management arrangements. The period over period decrease in NOI was primarily due to the timing of sales and acquisitions, partially offset by increases in same-store rents. Same-store NOI for the second quarter of 2017 increased by 4.7% compared to the second quarter of 2016. The period over period increase in Same-store NOI was primarily due to an increase in same-store rents throughout the Hawaii and Mainland portfolios.

Tenant improvement costs were $0.9 million and $1.0 million for the quarter ended June 30, 2017 and 2016, respectively.

A&B’s commercial portfolio’s occupancy percentage summarized by geographic location and property type as of June 30, 2017 was as follows:

Percent occupancy	Hawaii	Mainland	Total
Retail	93.9	96.0	94.1
Industrial	94.4	97.1	95.9
Office	89.7	87.5	88.2
Total	93.8	94.6	94.1

A&B’s commercial portfolio’s quarter end same-store occupancy as of June 30, 2017 was 94.1% as compared to 93.6% as of June 30, 2016.

The table below identifies sales and acquisitions between December 31, 2016 and June 30, 2017:

Dispositions			Acquisitions
Date	Property	Leasable sq. ft.	Date	Property	Leasable sq. ft.
1/17	The Maui Clinic Building	16,600	6/17	Honokohau Industrial	73,200

	Total dispositions	16,600		Total improved acquisitions	73,200

The table below identifies sales and acquisitions between December 31, 2015 and December 31, 2016:

Dispositions			Acquisitions
Date	Property	Leasable sq. ft.	Date	Property	Leasable sq. ft.
6/16	Ninigret Office Park	185,500	12/16	2927 East Manoa Road (Ground Lease)	N/A
6/16	Gateway Oaks	59,700	1/16	Manoa Marketplace	139,300
6/16	Prospect Park	163,300

	Total dispositions	408,500		Total improved acquisitions	139,300

First half of 2017 compared with 2016

	Six Months Ended June 30,
(dollars in millions)	2017	2016	% Change
Commercial Real Estate segment operating revenue	$67.5	$69.3	(2.6)
Commercial Real Estate segment operating costs and expenses	(37.7)	(40.7)	(7.4)
Selling, general and administrative	(3.2)	(1.8)	77.8
Other segment income[2]	1.1	1.0	10.0

Commercial Real Estate operating profit	$27.7	$27.8	(0.4)

Operating profit margin	41.0%	40.1%

Operating profit by location
Hawaii	$25.7	$24.9	3.2
Mainland	2.0	2.9	(31.0)

Total	$27.7	$27.8	(0.4)

Net Operating Income[1]
Hawaii	$38.8	$36.8	5.4
Mainland	5.6	7.9	(29.1)

Total	$44.4	$44.7	(0.7)

Same-Store Net Operating Income[1]
Hawaii	$35.4	$34.3	3.2
Mainland	5.6	5.4	3.7

Total	$41.0	$39.7	3.3

[1]	Refer to page 103 for a discussion of management’s use of a non-GAAP financial measure and the required reconciliation of non-GAAP measures to GAAP measures.

[2]	Other segment income for the Commercial Real Estate segment includes intersegment revenues, primarily from our Materials & Construction segment, which are eliminated in our consolidated results of operations.

Commercial Real Estate revenue for the first half of 2017 decreased $1.8 million from the first half of 2016, primarily due to the timing of sales and acquisitions during 2016, partially offset by an increase in Hawaii same-store rents. “Same-store” refers to properties that were owned throughout the entire duration of both periods under comparison, including stabilized properties. Stabilized properties refer to commercial properties developed by A&B that have achieved 80 percent economic occupancy in each of the periods presented for comparison.

Operating profit and NOI for the first half of 2017 decreased by 0.4% and 0.7%, respectively, compared to the same period last year. The period over period decrease in operating profit was primarily due to an increase in general and administrative expenses, reflecting A&B’s strategic shift to focus on the growth of the commercial real estate portfolio through acquisition, development and redevelopment, resulting in a reallocation of certain personnel costs to the Commercial Real Estate segment, as well as higher personnel costs related to bringing property management and leasing in-house and the resultant overlap in property management costs while transitioning from existing third-party property management arrangements. The period over period decrease in NOI was primarily due to the timing of sales and acquisitions, partially offset by increases in same-store rents. Same Store NOI for the first half of 2017 increased by 3.3% compared to the first half of 2016. The period over period increase in Same Store NOI was primarily due to an increase in same-store rents throughout the Hawaii and Mainland portfolios.

Tenant improvement costs were $1.5 million and $2.4 million for the six months ended June 30, 2017 and 2016, respectively.

Use of Non-GAAP Financial Measures

A&B calculates NOI as operating profit from continuing operations, less general, administrative and other expenses, straight-line rental adjustments, interest income, interest expense, and depreciation and amortization. NOI is considered by management to be an important and appropriate supplemental performance metric because management believes it helps both investors and management understand the ongoing core operations of our properties excluding corporate and financing-related costs and noncash depreciation and amortization. NOI is an unlevered operating performance metric and allows for a useful comparison of the operating performance of individual assets or groups of assets. This measure thereby provides an operating perspective not immediately apparent from GAAP income (loss) from operations or net income (loss). NOI should not be considered as an alternative to GAAP net income as an indicator of A&B’s financial performance or as an alternative to cash flow from operating activities as a measure of A&B’s liquidity. Other real estate companies may use different methodologies for calculating NOI and, accordingly, A&B’s presentation of NOI may not be comparable to other real estate companies. A&B believes that the Commercial Real Estate segment’s operating profit from continuing operations is the most directly comparable GAAP measurement to NOI. A reconciliation of Commercial Real Estate operating profit to Commercial Real Estate segment NOI is as follows:

Reconciliation of Commercial Real Estate Operating Profit to NOI

	Quarter Ended June 30,
(dollars in millions)	2017			2016
	Hawaii	Mainland	Total	Hawaii	Mainland	Total	% Change
Commercial Real Estate Operating Profit	$12.4	$1.0	$13.4	$13.0	$1.7	$14.7	(8.8)
Adjustments:
Depreciation and amortization	5.0	1.5	6.5	5.2	2.1	7.3	(11.0)
Straight-line lease adjustments	(0.5)	—	(0.5)	(0.7)	—	(0.7)	(28.6)
General, administrative and other expenses	2.5	0.3	2.8	0.8	0.2	1.0	180.0

Commercial Real Estate NOI	19.4	2.8	22.2	18.3	4.0	22.3	(0.4)
Acquisitions/disposition and other adjustments	(0.1)	—	(0.1)	0.1	(1.3)	(1.2)	(91.7)

Commercial Real Estate Same-Store NOI	$19.3	$2.8	$22.1	$18.4	$2.7	$21.1	4.7

	Six Months Ended June 30,
(dollars in millions)	2017			2016
	Hawaii	Mainland	Total	Hawaii	Mainland	Total	% Change
Commercial Real Estate Operating Profit	$25.7	$2.0	$27.7	$24.9	$2.9	$27.8	(0.4)
Adjustments:
Depreciation and amortization	10.1	3.0	13.1	10.4	4.3	14.7	(10.9)
Straight-line lease adjustments	(1.0)	—	(1.0)	(1.4)	0.2	(1.2)	(16.7)
General, administrative and other expenses	4.0	0.6	4.6	2.9	0.5	3.4	35.3

Commercial Real Estate NOI	38.8	5.6	44.4	36.8	7.9	44.7	(0.7)
Acquisitions/disposition and other adjustments	(3.4)	—	(3.4)	(2.5)	(2.5)	(5.0)	(32.0)

Commercial Real Estate Same-Store NOI	$35.4	$5.6	$41.0	$34.3	$5.4	$39.7	3.3

2016 vs. 2015

(dollars in millions)	2016	2015	Change
Commercial Real Estate segment revenue	$134.7	$133.6	0.8%
Commercial Real Estate operating costs and expenses	79.0	80.4	(1.7)%
Selling, general and administrative	3.0	1.8	66.7%
Other segment expense/(income)	(2.1)	(1.8)	16.7%

Commercial Real Estate operating profit	$54.8	$53.2	3.0%

Operating profit margin	40.7%	39.8%	2.3%

Net Operating Income[1]	$86.4	$84.0	2.9%

Gross Leasable Area (million sq. ft.)—Improved (at year end)
Hawaii—improved	2.9	2.7
Mainland—improved	1.8	2.2

Total improved	4.7	4.9

Hawaii urban ground leases (acres at year end)	106	106

[1]	Refer to page 106 for a discussion of management’s use of a non-GAAP financial measure and the required reconciliation of non-GAAP measures to GAAP measures.

Commercial Real Estate revenue for 2016 was 0.8 percent higher than 2015, principally due to the revenue impact from the acquisitions of Manoa Marketplace (January 2016) and Aikahi Shopping Center leasehold improvements (May 2015), as well as improved performance from Hawaii properties, partially offset by the disposition of three Mainland properties in 2015 and three Mainland properties in 2016 as described in the acquisitions and dispositions table for 2016 and 2015.

Operating profit was 3.0 percent higher in 2016, compared with 2015, principally due to improved performance from Hawaii properties and the favorable impact from the previously mentioned Hawaii acquisitions, partially offset by the Mainland dispositions and higher selling, general and administrative expenses due to approximately $1.3 million of transaction costs primarily related to the acquisition of Manoa Marketplace in 2016.

A&B’s commercial portfolio’s weighted average occupancy summarized by geographic location and property type for the year ended December 31, 2016 was as follows:

Weighted average occupancy—percent	Hawaii	Mainland	Total
Retail	93%	94%	93%
Industrial	95%	95%	95%
Office	83%	90%	88%
Total portfolio	93%	93%	93%

Same-store occupancy in 2016 was 93 percent, and 94 percent in 2015. “Same-store” refers to properties that were owned throughout the entire duration of both periods under comparison, including stabilized properties. Stabilized properties refer to commercial properties developed by A&B that have achieved 80 percent economic occupancy in each of the periods presented for comparison.

In 2016, A&B signed or renewed 142 leases or 708,318 square feet, at an average spread of 13.2% and the change in average annual rental income on renewals, including tenant concessions, if any, as compared to the prior rental income was approximately 15 percent. Total tenant improvement costs and leasing commissions were $6.6 million in 2016 and $8.1 million in 2015.

Gross Leasable Area was 4.7 million square feet at December 31, 2016, as a result of the following activity:

Dispositions			Acquisitions
Date	Property	Leasable sq. ft.	Date	Property	Leasable sq. ft.
6-16	Ninigret Office Park	185,500	1-16	Manoa Marketplace	139,300
6-16	2868 Prospect Park	163,300	12-16	2927 East Manoa Road(Fee)	N/A
6-16	Gateway Oaks	59,700

	Total Dispositions	408,500		Total Acquisitions	139,300

2015 vs. 2014

(dollars in millions)	2015	2014	Change
Commercial Real Estate segment revenue	$133.6	$125.3	6.6%
Commercial Real Estate operating costs and expenses	80.4	78.0	3.1%
Selling, general and administrative	1.8	1.7	5.9%
Other segment expense/(income)	(1.8)	(2.0)	(10.0)%

Commercial Real Estate operating profit	$53.2	$47.6	11.8%

Operating profit margin	39.8%	38.0%

Net Operating Income[1]	$84.0	$77.7	8.1%

Gross Leasable Area (million sq. ft.)—Improved (at year end)
Hawaii—improved	2.7	2.6
Mainland—improved	2.2	2.5

Total improved	4.9	5.1

Hawaii urban ground leases (acres at year end)	106	115

[1]	Refer to page 106 for a discussion of management’s use of a non-GAAP financial measure and the required reconciliation of non-GAAP measures to GAAP measures.

Commercial Real Estate revenue for 2015 was 6.6 percent higher than the amount reported for 2014, principally due to the revenue impact from the acquisitions of Kaka’ako Commerce Center (December 2014) and Aikahi Shopping Center leasehold improvements (May 2015), as well as improved performance from Hawaii properties, partially offset by the disposition of three Mainland properties in 2015 described in the acquisitions and dispositions table for 2015.

Operating profit was 11.8 percent higher in 2015, compared with 2014, principally due to improved performance from Hawaii properties and the favorable impact from the previously mentioned Hawaii acquisitions, partially offset by the three Mainland dispositions. Commercial real estate operating costs and expenses was approximately 3.1 percent higher year-over-year, as proceeds from commercial property sales under section 1031 exchange transactions are reinvested in commercial properties at a higher relative book basis than the property sold.

Gross Leasable Area was 4.9 million square feet at December 31, 2015, and included the following activity:

Dispositions			Acquisitions
Date	Property	Leasable sq. ft.	Date	Property	Leasable sq. ft.
3-15	Wilshire Shopping Center	46,500	5-15	Aikahi Park Shopping Center leasehold improvements	98,000
5-15	San Pedro Plaza	171,900
12-15	Union Bank	84,000

	Total Dispositions	302,400		Total Acquisitions	98,000

Use of Non-GAAP Financial Measures

A&B calculates NOI as operating profit from continuing operations, less general, administrative and other expenses, straight-line rental adjustments, interest income, interest expense, and depreciation and amortization. NOI is considered by management to be an important and appropriate supplemental performance metric because management believes it helps both investors and management understand the ongoing core operations of our properties excluding corporate and financing-related costs and noncash depreciation and amortization. NOI is an unlevered operating performance metric and allows for a useful comparison of the operating performance of individual assets or groups of assets. This measure thereby provides an operating perspective not immediately apparent from GAAP income (loss) from operations or net income (loss). NOI should not be considered as an alternative to GAAP net income as an indicator of A&B’s financial performance or as an alternative to cash flow from operating activities as a measure of A&B’s liquidity. Other real estate companies may use different methodologies for calculating NOI and, accordingly, A&B’s presentation of NOI may not be comparable to other real estate companies. A&B believes that the Commercial Real Estate segment’s operating profit from continuing operations is the most directly comparable GAAP measurement to NOI. A reconciliation of Commercial Real Estate operating profit to Commercial Real Estate segment NOI is as follows:

Reconciliation of Commercial Real Estate Operating Profit to NOI

(dollars in millions)	2016	2015	2014
Commercial Real Estate segment operating profit before discontinued operations	$54.8	$53.2	$47.9
Less amounts reported in discontinued operations (pre-tax)	—	—	(0.3)

Commercial Real Estate segment operating profit after subtracting discontinued operations	54.8	53.2	47.6
Adjustments:
Depreciation and amortization	28.4	28.9	28.0
Straight-line lease adjustments	(2.1)	(2.3)	(2.7)
General, administrative and other expenses	5.3	4.2	4.5
Discontinued operations	—	—	0.3

Commercial Real Estate segment NOI	$86.4	$84.0	$77.7

Percent change over prior comparative period	2.9%

Land Operations

Effect of Property Sales Mix on Operating Results: Direct year-over-year comparison of the Land Operations segment results may not provide a consistent, measurable indicator of future performance because results from period to period are significantly affected by the mix and timing of property sales. Operating results, by virtue of each project’s asset class, geography and timing are inherently variable. Earnings from joint venture investments are not included in segment revenue, but are included in operating profit. The mix of real estate sales in any year or quarter can be diverse and can include developed residential real estate, developable subdivision lots, undeveloped land, and property sold under threat of condemnation. The sale of undeveloped land and vacant parcels in Hawaii generally provides higher margins than does the sale of developed property, due to the low historical cost basis of A&B’s Hawaii land. Consequently, Land Operations revenue trends, cash flows from the sales of real estate, and the amount of real estate held for sale on A&B’s balance sheet do not necessarily indicate future profitability trends for this segment. Additionally, the operating profit reported in each quarter does not necessarily follow a percentage of sales trend because the cost basis of property sold can differ significantly between transactions.

Second quarter of 2017 compared with 2016

	Quarter Ended June 30,
(dollars in millions)	2017	2016
Development sales revenue	$0.7	$—
Unimproved/other property sales revenue	4.4	—
Agribusiness revenue	6.1	5.2
Other operating revenues	0.9	0.3

Total Land Operations segment revenue	$12.1	$5.5

Operating expenses	(12.0)	(8.2)
Earnings from joint ventures	0.6	(0.1)
Reductions in solar investments, net	(0.2)	(9.5)
Interest and other income	1.2	0.8

Total Land Operations operating profit (loss)	$1.7	$(11.5)

Second quarter 2017: Land Operations operating revenue and operating profit were $12.1 million and $1.7 million, respectively. Operating results for the Land Operations segment included $1.9 million of profit related to the sales of a 3-acre parcel in Wailea, Maui and a 6-acre parcel in Haliimaile, Maui, partially offset by operating expenses and $0.2 million non-cash reduction in the carrying value of the A&B’s Waihonu solar investment. A&B also recorded income from joint ventures of $0.6 million during the second quarter of 2017, compared to a loss from joint ventures of $0.1 million in the second quarter of 2016.

Second quarter 2016: Land Operations operating revenue and operating loss were $5.5 million and $11.5 million, respectively. Operating results included a $9.5 million non-cash reduction in the carrying value of A&B’s Waihonu solar investment, operating expenses, partially offset by revenue from the sale of electricity generated by A&B’s renewable energy assets.

First half of 2017 compared with 2016

	Six Months Ended June 30,
(dollars in millions)	2017	2016
Development sales revenue	$3.1	$—
Unimproved/other property sales revenue	6.0	—
Agribusiness revenue	12.5	10.9
Other operating revenues	1.5	0.6

Total Land Operations segment revenue	$23.1	$11.5

Operating expenses	(24.3)	(18.3)
Earnings from joint ventures	0.7	0.4
Reductions in solar investments, net	(2.2)	(9.5)
Interest and other income	2.0	1.1

Total Land Operations operating loss	$(0.7)	$(14.8)

First half 2017: Land Operations operating revenue and operating loss were $23.1 million and $0.7 million, respectively. Operating results for the Land Operations segment included a $2.2 million non-cash reduction in the carrying value of A&B’s Waihonu solar investment, segment operating expenses, partially offset by $4.6 million of profit related to the sales of a 3-acre parcel in Wailea, Maui, a 6-acre parcel in Haliimaile, Maui, a 1-acre lot at Maui Business Park, and a 0.8-acre vacant, urban parcel on Maui, as well as revenue generated from A&B’s renewable energy assets.

First half 2016: Land Operations operating revenue and operating loss were $11.5 million and $14.8 million, respectively. Operating results included a $9.5 million non-cash reduction in the carrying value of A&B’s Waihonu solar investment, segment operating expenses, partially offset by revenue from the sale of electricity generated by A&B’s renewable energy assets.

2016 vs. 2015 vs. 2014

(dollars in millions)	2016	2015	2014
Development sales revenue	$12.5	$75.0	$56.6
Unimproved/other property sales revenue	28.7	26.3	23.9
Agribusiness revenue[1]	20.7	18.9	16.2

Total Land Operations segment revenue	$61.9	$120.2	$96.7

Operating expenses	(59.4)	(88.9)	(89.2)
Impairment of real estate assets	(11.7)	—	—
Earnings from joint ventures	15.1	30.2	2.0
Other income	0.7	0.2	5.5

Total Land Operations operating profit[2]	$6.6	$61.7	$15.0

Land Operations operating profit margin	10.7%	51.3%	15.5%

[1]	During the fourth quarter of 2016, A&B ceased its sugar operations upon completing its final harvest, and as such the results of operations from the HC&S sugar business have been presented within discontinued operations for all periods presented. See discussion in Discontinued Operations for further information.
[2]	Operating profit includes the reduction in solar investments of $9.8 million, $2.6 million, and $14.7 million in 2016, 2015, and 2014 respectively, related to A&B’s solar energy investments.

2016: Land Operations segment revenue was $61.9 million, principally related to the sales of three vacant parcels of $27.7 million on Maui, two residential lots on Oahu of $6.9 million, The Collection developer fee of

$4.4 million, 0.5 acres at Maui Business Park II of $1.0 million, trucking service revenue, and power sales revenue.

Operating profit for the year ended December 31, 2016 included joint venture residential sales of 451 residential units at The Collection, 14 units at Kukui’ula on Kauai and 10 units at Ka Milo on the Island of Hawaii. The margin on these sales was partially offset by joint venture expenses. During the fourth quarter of 2016, as a result of a change in its strategy for development activities, A&B recorded non-cash impairment charges of $11.7 million related to certain non-active, long-term development projects. The impairment loss recorded reduced the carrying amounts to the estimated fair value, reflecting the change to A&B’s development-for-sale strategy to de-risk its portfolio by not pursuing certain long-term projects that were not in active development and instead focus on projects with a shorter-term investment period, generally 3 to 5 years. Operating profit includes the reduction of A&B’s solar energy investments of $9.8 million in 2016.

2015: Land Operations segment revenue was $120.2 million, principally related to the sales of five residential lots on Oahu, 18.4 acres at Maui Business Park II, 10 parcels on Maui, three Kauai parcels, and a parcel in Santa Barbara, California.

Operating profit also included joint venture residential sales of 329 Waihonua condominium units on Oahu, 22 units at Kukui’ula on Kauai, 12 units at Ka Milo on the Island of Hawaii, and the one remaining unit at Kai Malu on Maui. The margin on these sales was partially offset by joint venture expenses. Operating profit includes the reduction of A&B’s solar energy investments of $2.6 million in 2015.

2014: Revenue from Land Operations, was $96.7 million, principally related to the sale of seven residential lots on Oahu, 7.2 acres at Maui Business Park II, a 6.4-acre parcel at Wailea resort on Maui and 11 parcels on Maui.

Operating income included returns from A&B’s investment in the 205-unit One Ala Moana condominium on Oahu. Operating profit also included joint venture residential sales of 14 units at Kukui’ula on Kauai, 15 residential units at Ka Milo on the Island of Hawaii, two units at Kai Malu on Maui and 12 residential units at the Waihonua condominium on Oahu. The margin on these sales was partially offset by joint venture expenses. Operating profit includes the reduction of A&B’s solar energy investments of $14.7 million in 2014.

Discontinued Operations

The revenue, operating profit (loss), and after-tax effects of discontinued operations as of June 30, 2017 and 2016 were as follows (in millions, except per share amounts):

	Quarter Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Sugar operations revenue (Land Operations)	$0.5	$20.6	$22.6	$38.0
Operating loss before income taxes	$(1.0)	$(20.4)	$(1.2)	$(34.1)
Gain on asset dispositions	2.2	—	6.3	—

Income (loss) from discontinued operations before income taxes	1.2	(20.4)	5.1	(34.1)
Income tax (expense) benefit	(0.4)	16.7	(1.9)	19.6

Income (loss) from discontinued operations	$0.8	$(3.7)	$3.2	$(14.5)

Basic earnings (loss) per share	$0.02	$(0.07)	$0.07	$(0.30)
Diluted earnings (loss) per share	$0.02	$(0.07)	$0.07	$(0.30)

Second quarter 2017: Income from discontinued operations of $0.8 million during the second quarter of 2017 reflected the gain on asset dispositions and the results of operations, partially offset by cessation-related costs. During the quarter ended June 30, 2017, A&B sold factory equipment which resulted in a total gain of $2.2 million. The cessation charges included costs related to employee severance and benefits, as well as property removal, restoration and other exit-related costs.

Second quarter 2016: Loss from discontinued operations of $3.7 million during the second quarter of 2016 reflected sugar operations cessation costs, partially offset by results of the sugar operations. The cessation charges included accelerated depreciation, employee severance benefits and related costs, and property removal, restoration and other exit-related costs.

First half 2017: Income from discontinued operations of $3.2 million during the first half of 2017 reflected the gain on asset dispositions and the results of operations related to the final sugar voyage, partially offset by cessation-related costs. During the first half ended June 30, 2017, A&B sold mobile equipment assets, its bulk sugar transportation vessel and factory equipment, which resulted in a total gain of $6.3 million. Additionally, A&B recognized revenue and operating profit during the first half of 2017, primarily related to the final delivery of sugar inventory, which occurred in January 2017. The cessation charges included costs related to employee severance and benefits, as well as property removal, restoration and other exit-related costs.

First half 2016: Loss from discontinued operations of $14.5 million during the first half of 2016 reflected sugar operations cessation costs, partially offset by results of the sugar operations. The cessation charges included accelerated depreciation, employee severance benefits and related costs, and property removal, restoration and other exit-related costs.

2016 vs. 2015 vs. 2014

The revenue, operating profit (loss), and after-tax effects of discontinued operations for 2016, 2015 and 2014 were as follows (in millions):

	2016	2015	2014
Sugar operations revenue (Land Operations Segment)	$98.4	$97.7	$103.7
Commercial real estate revenue (Commercial Real Estate segment)	—	—	0.3

Total revenue from discontinued operations	$98.4	$97.7	$104.0

Gain on sale of income-producing properties, net	$—	$—	$55.9
Commercial real estate operating profit	—	—	0.3

Total commercial real estate operating profit before taxes	$—	$—	$56.2
Operating profit (loss) from sugar operations	$10.9	$(26.9)	$(12.1)
Sugar operations cessation costs	(77.6)	(22.6)	—

Total land operations segment operating loss	$(66.7)	$(49.5)	$(12.1)

Total operating profit (loss) before income taxes	$(66.7)	$(49.5)	$44.1
Income tax benefit (expense)	25.6	19.8	(16.4)

Income (loss) from discontinued operations	$(41.1)	$(29.7)	$27.7

2016: Loss from discontinued operations increased by $11.4 million from the prior year primarily due to an increase in sugar cessation charges of $77.6 million recognized during 2016 related to the cessation of the HC&S sugar operation, offset by improved results of operations related to the final harvest. The cessation charges included asset write-offs and accelerated depreciation, employee severance benefits and related costs, and property removal, restoration and other exit-related costs. See Note 18, “Cessation of Sugar Operations” of A&B’s consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended

December 31, 2016 for further discussion regarding the cessation and the related costs associated with such exit and disposal activities. The improved results of sugar operations were primarily due to lower overall production costs and higher sugar margins.

2015: Loss from discontinued operations during 2015 reflected the results of A&B’s HC&S sugar operations. During 2015, the HC&S sugar operations incurred an operating loss of $26.9 million primarily due to low raw sugar margin as a result of low production and low power margin due to low pricing and volume. The cessation charges of $22.6 million recognized during 2015 consist of employee severance benefits and related costs, as well as asset write-offs for certain fixed assets. There were no commercial property sales in 2015 that were classified as discontinued operations pursuant to Financial Accounting Standards Board Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.

2014: Income from discontinued operations during 2014 included Commercial Real Estate operating profit related to the sale of Maui Mall, a commercial retail property in Hawaii, during the first quarter of 2014, partially offset by an operating loss related to A&B’s sugar operations. The operating loss related to the sugar operations was primarily attributed to low sugar production as a result of low acres harvested due to inclement weather during the harvesting season.

Materials & Construction

Second quarter of 2017 compared with 2016

	Quarter Ended June 30,
(dollars in millions)	2017	2016	% Change
Revenue	$52.2	$42.0	24.3
Operating profit	$6.7	$4.9	36.7
Operating profit margin	12.8%	11.7%

Depreciation and amortization	$3.1	$3.0	3.3
Aggregate used and sold (tons in thousands)	181.3	159.5	13.7
Asphaltic concrete placed (tons in thousands)	142.4	86.9	63.9
Backlog[1,2] at period end	$214.6	$264.1	(18.7)

[1]	Backlog represents the total of the amount of revenue that Grace Pacific and Maui Paving, LLC, a 50-percent-owned unconsolidated affiliate, expect to realize on contracts awarded or government contracts in which Grace Pacific has been confirmed to be the lowest bidder and formal communication of the award is believed to be perfunctory ($23.6 million as of June 30, 2017). Backlog primarily consists of asphalt paving and, to a lesser extent, Grace Pacific’s consolidated revenue from its Prestress and construction-and traffic control-related products. Backlog includes estimated revenue from the remaining portion of contracts not yet completed, as well as revenue from approved change orders. The length of time that projects remain in backlog can span from a few days for a small volume of work to 36 months for large paving contracts and contracts performed in phases. Maui Paving’s backlog at June 30, 2017 and 2016 was $16.7 million and $17.1 million, respectively.
[2]	As of June 30, 2017 and 2016, the backlog included contractual revenue with related parties of $1.2 million and $1.7 million, respectively.

Materials & Construction revenue for the second quarter of 2017 increased $10.2 million, or 24.3%, as compared to the second quarter of 2016, primarily due to higher paving and prestress volumes, a bulk sale of imported aggregates, partially offset by lower average prices per unit sold in paving, prestress and liquid asphalt, as well as lower sales volumes for hot mix and liquid asphalt. Revenue during the second quarter of 2017 reflected approximately 181.3 thousand tons of aggregate used and sold and 142.4 thousand tons of asphaltic concrete placed, as compared to 159.5 thousand tons of aggregate used and sold and 86.9 thousand tons of asphaltic concrete placed during 2016. Backlog at the end of June 30, 2017 was $214.6 million compared to $242.9 million as of December 31, 2016. The decrease in backlog from the fourth quarter of 2016 is primarily due to the amount of work completed and billed work during the period and the lack of major bids offered by governmental entities during the first half of 2017 compared to first half 2016. Backlog reasonably expected to be filled in the current fiscal year is $178.0 million.

Operating profit increased $1.8 million, or 36.7%, in the second quarter of 2017 as compared to the second quarter of 2016, primarily due to higher margins as a result higher volumes in paving and prestress, an improved mix of higher margin work, lower unit inventory costs for liquid asphalt, and lower hot mix asphalt production cost per ton.

First half of 2017 compared with 2016

	Six Months Ended June 30, 2017
(dollars in millions)	2017	2016	% Change
Revenue	$100.7	$92.6	8.7
Operating profit	$12.3	$12.9	(4.7)
Operating profit margin	12.2%	13.9%

Depreciation and amortization	$6.1	$5.9	3.4
Aggregate used and sold (tons in thousands)	346.6	342.7	1.1
Asphaltic concrete placed (tons in thousands)	277.1	204.8	35.3

Materials & Construction revenue for the first half of 2017 increased $8.1 million, or 8.7%, as compared to the first half of 2016, primarily due to higher paving and prestress volumes, a bulk sale of imported aggregates, higher levels of construction-related services, partially offset by lower average prices per unit sold in paving, prestress product and liquid asphalt, as well as lower sales volumes for hot mix and liquid asphalt. Revenue during the first half of 2017 reflected approximately 346.6 thousand tons of aggregate used and sold and 277.1 thousand tons of asphaltic concrete placed, as compared to 342.7 thousand tons of aggregate used and sold and 204.8 thousand tons of asphaltic concrete placed during 2016.

Operating profit decreased $0.6 million, or 4.7%, in the first half of 2017 as compared to the first half of 2016, primarily due to paving work completed that were bid at lower margins due to competitive pricing pressures and lower volume of third party aggregate sales, partially offset by higher volumes in paving and prestress products, an improved mix of higher margin work, lower unit inventory costs for liquid asphalt, and lower hot mix asphalt production cost per ton. A&B expects that the competitive pricing and market conditions that have impacted the segment financial performance to persist throughout 2017.

2016 vs. 2015

(dollars in millions)	2016	2015	Change
Revenue	$190.9	$219.0	(12.8)%
Operating profit	$23.3	$30.9	(24.6)%
Operating profit margin	12.2%	14.1%	(13.5)%

Depreciation and amortization	$11.7	$11.6	0.9%
Aggregate produced (tons in thousands)	918.2	759.1	21.0%
Aggregate used and sold (tons in thousands)	696.1	840.2	(17.2)%
Asphaltic concrete placed (tons in thousands)	444.9	466.7	(4.7)%
Backlog[1,2]	$242.9	$226.5	7.2%

[1]

Backlog represents the amount of revenue that Grace Pacific and Maui Paving, LLC, a 50-percent-owned unconsolidated affiliate, expect to realize on contracts awarded or government contracts in which Grace

Pacific has been confirmed to be the lowest bidder and formal communication of the award is believed to be perfunctory. Backlog primarily consists of asphalt paving and, to a lesser extent, Grace Pacific’s consolidated revenue from its Prestress and construction- and traffic-control-related products. Backlog includes estimated revenue from the remaining portion of contracts not yet completed, as well as revenue from approved change orders. The length of time that projects remain in backlog can span from a few days for a small volume of work to 36 months for large paving contracts and contracts performed in phases. Maui Paving’s backlog at December 31, 2016 and 2015 was $15.0 million and $13.9 million, respectively.
[2]	As of the years ended December 31, 2016 and 2015, backlog included $1.3 million and $2.2 million, respectively, of contractual revenue with related parties.

Materials & Construction revenue was $190.9 million in 2016, compared to $219.0 million in 2015. Revenue declined 12.8 percent primarily due to a reduction in the price of asphalt sold due to the decline in oil prices and lower material and construction volumes and unit prices. During 2016, Materials & Construction experienced 232.5 crew days that were rained out, as compared to 175.5 days during 2015, which negatively impacted paving volume. Unit prices for paving decreased due to competitive pressures. Backlog at the end of December 31, 2016 was $242.9 million, compared to $226.5 million as of December 31, 2015. Backlog reasonably expected to be filled within the next fiscal year is $178.0 million.

Operating profit was $23.3 million for 2016, compared to $30.9 million for 2015. The decrease was primarily related to decreased paving, quarrying, and material sales, as well as lower earnings from a materials joint venture, partially offset by higher asphalt sales margins, due to lower material cost. Operating profit for 2016 was also impacted by a $2.6 million accrual for environmental costs related to the management of a former quarry site and a net loss of $1.0 million related to the sales of vacant land parcels by an unconsolidated affiliate. Earnings from joint venture investments are not included in segment revenue but are included in operating profit.

2015 vs. 2014

(dollars in millions)	2015	2014	Change
Revenue	$219.0	$234.3	(6.5)%
Operating profit	$30.9	$25.9	19.3%
Operating profit margin	14.1%	11.1%	27.0%

Depreciation and amortization	$11.6	$15.2	(23.7)%
Aggregate produced (tons in thousands)	759.1	793.7	(4.4)%
Aggregate used and sold (tons in thousands)	840.2	711.4	18.1%
Asphaltic concrete placed (tons in thousands)	466.7	470.5	(0.8)%
Backlog[1,2]	$226.5	$219.4	3.2%

[1]	Backlog represents the amount of revenue that Grace Pacific and Maui Paving, LLC, a 50-percent-owned unconsolidated affiliate, expect to realize on contracts awarded or government contracts in which Grace Pacific has been confirmed to be the lowest bidder and formal communication of the award is believed to be perfunctory. Backlog primarily consists of asphalt paving and, to a lesser extent, Grace Pacific’s consolidated revenue from its Prestress and construction- and traffic-control-related products. Backlog includes estimated revenue from the remaining portion of contracts not yet completed, as well as revenue from approved change orders. The length of time that projects remain in backlog can span from a few days for a small volume of work to 36 months for large paving contracts and contracts performed in phases. Maui Paving’s backlog at December 31, 2015 and 2014 was $13.9 million and $38.1 million, respectively.
[2]	As of the years ended December 31, 2015 and 2014, backlog included $2.2 million and $2.8 million, respectively, of contractual revenue with related parties.

Materials & Construction revenue was $219.0 million in 2015, compared to $234.3 million in 2014. Revenue declined (6.5)% primarily due to a reduction in the price of asphalt sold due to the decline in oil prices, partially offset by increased material and construction- and traffic-control-related product sales. During 2015, Materials & Construction experienced 175.5 crew days that were rained out, as compared to 120.5 days during 2014. Backlog at December 31, 2015 was $226.5 million, compared to $219.4 million as of December 31, 2014. Backlog includes the entire backlog of Maui Paving, a 50 percent-owned non-consolidated affiliate.

Operating profit was $30.9 million for 2015, compared to $25.9 million for 2014. The increase was related to increased paving, quarrying, and material sales, as well as earnings from a materials joint venture, partially offset by lower asphalt sales margins. Operating profit for 2015 also reflected approximately $1.0 million of negative non-cash depreciation and amortization charges from purchase price accounting adjustments to tangible and intangible assets recorded at fair value in the acquisition of Grace. Earnings from joint venture investments are not included in segment revenue but are included in operating profit.

Liquidity and Capital Resources

Overview: A&B’s primary liquidity needs have historically been to support working capital requirements and fund capital expenditures and real estate developments. A&B’s principal sources of liquidity have been cash flows provided by operating activities, available cash and cash equivalent balances, and borrowing capacity under its various credit facilities.

A&B’s operating income is generated by its subsidiaries. There are no material restrictions on the ability of A&B’s wholly owned subsidiaries to pay dividends or make other distributions to A&B. A&B regularly evaluates investment opportunities, including development projects, commercial real estate acquisitions, joint venture investments, share repurchases, business acquisitions and other strategic transactions to increase shareholder value. A&B cannot predict whether or when it may make investments or what impact any such transactions could have on A&B’s results of operations, cash flows or financial condition. A&B’s cash flows from operations, borrowing availability and overall liquidity are subject to certain risks and uncertainties, including those described in the section entitled “Risk Factors” beginning on page 25.

Cash Flows—First half of 2017 compared with 2016

Cash flows used in operating activities totaled $16.6 million for the six months ended June 30, 2017 as compared to cash flows provided by operating activities of $29.8 million for the six months ended June 30, 2016. The decrease in cash flows from operating activities is primarily attributed to cash outlays for working capital purposes, including employee severance payments related to the cessation of HC&S sugar operations.

Cash flows used in investing activities totaled $23.3 million during the first half of 2017, as compared to $52.0 million during the first half of 2016. The decrease in cash flows used in investing activities was primarily due to cash outlays of $82.4 million related to the acquisition of Manoa Marketplace in the first quarter of 2016.

Capital expenditures for the second quarter of 2017 and 2016 were $17.3 million and $7.7 million, respectively. Capital expenditures for the first half of 2017 totaled $23.4 million as compared to $99.8 million for the first half of 2016. Net cash flows used in investing activities for capital expenditures were as follows:

	Quarter Ended June 30,
(dollars in millions)	2017	2016	% Change
Commercial real estate property acquisitions/improvements	$13.8	$2.3	6X
Tenant improvements	0.9	1.0	(10.0)
Quarrying and paving	1.7	2.6	(34.6)
Agribusiness and other	0.9	1.8	(50.0)

Total capital expenditures[1]	$17.3	$7.7	124.7

	Six Months Ended June 30,
(dollars in millions)	2017	2016	% Change
Commercial real estate property acquisitions/improvements	$16.4	$86.5	(81.0)
Tenant improvements	1.5	2.4	(37.5)
Quarrying and paving	4.0	5.4	(25.9)
Agribusiness and other	1.5	5.5	(72.7)

Total capital expenditures[1]	$23.4	$99.8	(76.6)

[1]	Capital expenditures for real estate developments to be sold as real estate development inventory, which are classified in the condensed consolidated statement of cash flows as operating activities, are excluded from the table above.

Cash flows provided by financing activities were $48.7 million for the first half of 2017, as compared to $27.3 million during the first half of 2016. The change from the prior year was primarily due to higher amounts borrowed under A&B’s revolving senior credit facility during the six months ended June 30, 2016.

A&B believes that funds generated from results of operations, available cash and cash equivalents, and available borrowings under credit facilities will be sufficient to finance A&B’s business requirements for the next fiscal year, including working capital, capital expenditures, and potential acquisitions and stock repurchases. There can be no assurance, however, that A&B will continue to generate cash flows at or above current levels or that it will be able to maintain its ability to borrow under its available credit facilities.

Other Sources of Liquidity: Additional sources of liquidity for A&B consisted of cash and cash equivalents, trade receivables, and inventories that totaled $105.5 million at June 30, 2017, an increase of $4.8 million from December 31, 2016. This net increase is primarily due to an increase in cash of $8.8 million, asphalt inventories of $6.6 million and receivables of $7.6 million, partially offset by a decrease in sugar inventories of $17.4 million as a result of the cessation of the sugar operations.

A&B also has revolving credit and term facilities that provide additional sources of liquidity for working capital requirements or investment opportunities on a short-term as well as longer-term basis. Total debt as of June 30, 2017 was $574.9 million compared to $515.1 million as of December 31, 2016. The increase in debt of 11.6% during the first half of 2017 was primarily attributed to additional net borrowings of $59.8 million, inclusive of a new second mortgage of $5.0 million related to Kailua Town Center. As of June 30, 2017, available capacity under A&B’s unsecured committed credit facility totaled $239.4 million.

Balance Sheet: A&B’s working capital deficit decreased by $57.6 million, from a $26.8 million deficit as of December 31, 2016 to a $30.8 million surplus as of June 30, 2017. The decrease in the working capital deficit is primarily due to an increase in prepaid and other assets, payments of cessation-related liabilities, and recognition of deferred revenue upon delivery of the final sugar harvest in January.

At June 30, 2017, A&B believes it was in compliance with all of its covenants under its credit facilities. While there can be no assurance that A&B will remain in compliance with its covenants, A&B expects that it will remain in compliance.

Tax-Deferred Real-Estate Exchanges: During the second quarter of 2017, A&B utilized $10.1 million from tax-deferred exchanges to acquire Honokohau Industrial Park under a reverse 1031 exchange transaction. During the first quarter of 2016, A&B acquired both the leasehold and leased fee interests of Manoa Marketplace, a retail center on Oahu for $82.4 million. The proceeds from the sales of the three Mainland properties that were completed during the second quarter of 2016 have been applied to the Manoa Marketplace acquisition under a reverse 1031 transaction that qualifies for tax-deferral treatment under section 1031 of the Code.

Proceeds from tax-deferred exchanges under section 1031 of the Code are held in escrow pending future use to purchase new real estate assets. The proceeds from condemnations under section 1033 of the Code are held by A&B until the funds are redeployed. As of June 30, 2017, there were approximately $4.4 million from tax-deferred exchanges or condemnations that had not been reinvested.

Cash Flows—Years Ended December 31, 2016, 2015 and 2014

Cash flows from operations continue to be a significant source of liquidity for A&B. During each of the years ended December 31, 2016, 2015, and 2014, cash flows from operating activities, which include expenditures related to real estate developments held-for-sale, were $111.2 million, $129.1 million, and $40.4 million, respectively. The decrease in cash flows from operations of $17.9 million from 2015 to 2016 was primarily due to the decline in results in operations, which included a decrease in real estate inventory proceeds (real estate developments held for sale) of $65.6 million, offset by changes in working capital balances of $38.5 million and non-cash impairment charges of $11.7 million for certain development projects which were included in the 2016 results of operations.

Cash used in investing activities was $25.6 million and $28.0 million for the years ended December 31, 2016 and 2014, respectively, while cash provided by investing activities was $1.0 million for the year ended December 31, 2015. During the year ended December 31, 2016, cash used in investing activities included cash outlays related to capital expenditures and investments in non-consolidated affiliates, which were $108.6 million and $47.2 million, respectively. Proceeds received from the disposal of properties related to section 1031 transactions were $69.2 million, of which approximately $58.3 million represented reverse section 1031 sales proceeds related to the Manoa Marketplace transaction in 2016 and $9.8 million is expected to be reinvested in section 1031 transactions during 2017. Other investing cash flow activity during 2016 included $41.3 million of proceeds from joint ventures, including A&B’s investment in The Collection, as well as $19.6 million related to the disposal of property and other assets.

Net cash flows used in investing activities for capital expenditures were as follows:

	December 31,
(dollars in millions)	2016	2015	Change
Commercial real estate property acquisition/improvements	$87.5	$16.2	5X
Tenant improvements	3.8	5.5	(30.9)%
Quarrying and paving	9.3	7.2	29.0%
Agribusiness and other	8.0	14.5	(44.8)%

Total capital expenditures*	$108.6	$43.4	150.2%

*	Capital expenditures for real estate developments to be sold as real estate development inventory, which are classified in the Consolidated Statements of Cash Flows as operating activities, are not included in this table.

In 2017, A&B expects that its required minimum maintenance capital expenditures will be approximately $21 million. A&B’s total capital budget for 2017, which is primarily related to growth capital, is currently planned for approximately $166 million, and includes spending for new, but currently unidentified investment opportunities, as well as expenditures for real estate developments and section 1031 Commercial Real Estate portfolio acquisitions. Approximately $60 million of the total projected capital budget relates to ongoing real estate development and investment, including the Kamalani residential redevelopment on Maui, B-note investment funding, Kukui’ula and other investments. Another $35 million includes spending for development and redevelopment of commercial real estate for hold. Additionally, $50 million of the 2017 capital budget relates to section 1031 acquisitions. Of the remaining projected capital expenditures, $13 million relates to lease portfolio maintenance capital and the balance principally relates to growth and maintenance capital for Grace and diversified agribusiness activities. Should investment opportunities in excess of the amounts budgeted arise, A&B believes it has adequate sources of liquidity to fund these investments.

Net cash flows used in financing activities totaled $84.7 million, $131.6 million and $12.9 million in 2016, 2015 and 2014, respectively. The decrease in cash flows used in financing activities in 2016 as compared to 2015 was primarily due to lower net repayments of debt. The change in cash flows used in financing activities from 2014 to 2015 primarily was attributable to the overall reduction in debt levels due to repayments during 2015. During 2016 and 2015, A&B’s debt balance declined by $71.9 million and $117.8 million, respectively.

A&B believes that funds generated from results of operations, available cash and cash equivalents, and available borrowings under credit facilities will be sufficient to finance A&B’s business requirements for the next fiscal year, including working capital, capital expenditures, potential acquisitions and stock repurchases. There can be no assurance, however, that A&B will continue to generate cash flows at or above current levels or that it will be able to maintain its ability to borrow under its available credit facilities.

Other Sources of Liquidity: Additional sources of liquidity for A&B consisted of cash and cash equivalents, trade receivables, and quarry and sugar inventories that totaled approximately $100.7 million at December 31, 2016, a decrease of $3.3 million from December 31, 2015. This net decrease was due primarily to $5.6 million in lower quarry inventories and a decrease of $6.5 million in trade receivables, partially offset by a $5.1 million increase in net other receivables.

A&B also has revolving credit and term facilities that provide additional sources of liquidity for working capital requirements or investment opportunities on a short-term as well as longer-term basis. Total debt was $515.1 million at the end of 2016 compared with $587.0 million at the end of 2015. As of December 31, 2016, undrawn amounts under these facilities, which are more fully described below, totaled $497.8 million, including $30.0 million that may only be used for asphalt purchases.

In December 2015, A&B entered into a three-year unsecured note purchase and private shelf agreement (the “Prudential Agreement”) with Prudential Investment Management, Inc. and its affiliates (collectively, “Prudential”) that enabled A&B to issue notes in an aggregate amount up to $450 million, less the sum of all principal amounts then outstanding on any notes issued by A&B or any of its subsidiaries to Prudential and the amounts of any notes that are committed under the Prudential Agreement. The Prudential Agreement, as amended, expires in December 2018 and contains certain restrictive covenants that are substantially the same as the covenants contained in the A&B Senior Credit Facility, as amended. Borrowings under the shelf facility bear interest at rates that are determined at the time of the borrowing. At December 31, 2016, approximately $145.4 million of uncommitted shelf capacity was undrawn under the facility.

A&B has a revolving senior credit facility that provides for an aggregate $350 million, 5-year unsecured commitment (A&B Senior Credit Facility), with an uncommitted $100 million increase option. On December 31, 2015, A&B completed an amendment to the A&B Senior Credit Facility agreement, which extended the maturity date to December 2020, modified certain covenants, and reduced the interest rates and fees charged under the credit facility. Amounts drawn under the facility bear interest at a stated rate, as defined, plus a margin based on a ratio of debt to total adjusted asset value pricing grid. At December 31, 2016, $14.9 million was outstanding, $12.7 million in letters of credit had been issued against the facility, and $322.4 million remained undrawn.

A&B’s ability to access its credit facilities is subject to its compliance with the terms and conditions of the credit facilities, including financial covenants. The financial covenants under current agreements require A&B to maintain certain financial metrics, such as the maintenance of minimum shareholders’ equity levels, minimum EBITDA to fixed charges ratio, maximum debt to total assets ratio, minimum unencumbered income-producing asset value to unencumbered debt ratio and limitations on priority debt. At December 31, 2016, A&B was in compliance with all such covenants. While there can be no assurance that A&B will remain in compliance with its covenants, A&B expects that it will remain in compliance. Credit facilities are more fully described in Note 8 to A&B’s consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

Balance Sheet: A&B had working capital deficiencies of $26.8 million and $32.2 million at December 31, 2016 and 2015, respectively. The decrease in the working capital deficiency is primarily attributed to lower sugar and quarry inventory and a decrease in notes payable and current portion of long-term debt.

Tax-Deferred Real Estate Exchanges: During 2016, sales and condemnation proceeds that qualified for potential tax-deferral treatment under sections 1031 and 1033 of the Code totaled approximately $77.4 million from the sale of office properties in California and Utah and a land parcel on Maui. During 2015, sales and condemnation proceeds that qualified for potential tax-deferral treatment under sections 1031 and 1033 of the Code totaled approximately $39.9 million from the sales of office properties in Texas and Washington, a retail property in Colorado and a land parcel on Maui.

During 2016, A&B acquired both the leasehold and leased fee interests of Manoa Marketplace, a retail center on Oahu for $82.4 million. The proceeds from the sales of the three Mainland properties that were completed during the second quarter have been applied to the Manoa Marketplace acquisition under a reverse 1031 transaction that qualifies for tax-deferral treatment under section 1031 of the Code. Additionally, $8.2 million of 1033 condemnation proceeds received during the fourth quarter were applied to the Manoa Marketplace acquisition. Also during 2016, A&B acquired the leased fee interest in 2929 East Manoa Road for $2.8 million using $1.2 million of proceeds from the Mainland property sales under a section 1031 transaction and expects to fund the remainder from sales proceeds in 2017. During 2015, A&B utilized $1.9 million from tax-deferred exchanges to acquire the land adjacent to Lahaina Square on Maui under a section 1031 transaction.

Proceeds from section 1031 tax-deferred exchanges are held in escrow pending future use to purchase new real estate assets. The proceeds from section 1033 condemnations are held by A&B until the funds are redeployed. As of December 31, 2016, there were approximately $9.9 million in proceeds from tax-deferred exchanges or condemnations that had not been reinvested.

Contractual Obligations, Commitments, Contingencies and Off-Balance Sheet Arrangements

Contractual Obligations: As of June 30, 2017, there were no material changes in A&B’s contractual obligations since December 31, 2016. Accordingly, this section presents information concerning contractual obligations as of December 31, 2016.

At December 31, 2016, A&B had the following estimated contractual obligations (in millions):

		Payment due by period
Contractual Obligations	Total	2017	2018-2019	2020-2021	Thereafter
Long-term debt obligations(a)	$515.8	$42.5	$82.1	$108.4	$282.8
Estimated interest on debt(b)	129.1	24.2	37.8	29.9	37.2
Purchase obligations(c)	19.6	19.6	—	—	—
Pension benefits	122.8	11.6	23.8	24.6	62.8
Post-retirement obligations(d)	8.5	1.0	2.0	1.9	3.6
Non-qualified benefit obligations(e)	7.9	4.2	1.8	—	1.9
Operating lease obligations(f)	50.4	6.1	10.9	10.2	23.2

Total	$854.1	$109.2	$158.4	$175.0	$411.5

(a)	Long-term debt obligations (including current portion, but excluding debt premium or discount) include principal repayments of short-term and long-term debt for the respective period(s) described. Long-term debt includes amounts borrowed under revolving credit facilities and have been reflected as payments due in 2020. This amount does not include the $1.2 million debt issuance cost.
(b)	Estimated cash paid for interest on debt is determined based on (1) the stated interest rate for fixed debt and (2) the rate in effect on December 31, 2016 for variable rate debt. Because A&B’s variable rate debt may be rolled over, actual interest may be greater or less than the amounts indicated. Estimated interest on debt also includes swap payments on A&B’s interest rate swaps.
(c)	Purchase obligations include only non-cancelable contractual obligations for the purchases of goods and services. Arrangements are considered purchase obligations if a contract specifies all significant terms, including fixed or minimum quantities to be purchased, a pricing structure and approximate timing of the transaction. Any amounts reflected on the consolidated balance sheet as accounts payable and accrued liabilities are excluded from the table above.
(d)	Post-retirement obligations include expected payments to medical service providers in connection with providing benefits to A&B’s employees and retirees. The $3.6 million noted in the column labeled “Thereafter” comprises estimated benefit payments for 2022 through 2026. The obligation for pensions reflected on A&B’s consolidated balance sheet is excluded from the table above because A&B is unable to reliably estimate the timing and amount of contributions.
(e)	Non-qualified benefit obligations include estimated payments to executives and directors under A&B’s three non-qualified plans. The $1.9 million noted in the column labeled “Thereafter” comprises estimated benefit payments for 2022 through 2026.
(f)	Operating lease obligations primarily include land, office space and equipment under non-cancelable, long-term lease arrangements that do not transfer the rights and risks of ownership to A&B.

Upon Separation from Matson in 2012, A&B’s unrecognized tax benefits were reflected in Matson’s financial statements because Matson is considered the successor parent to the affiliated tax group. In connection with the Separation, A&B entered into a tax indemnification agreement with Matson and established a liability of $1 million, representing the fair value of the indemnity to Matson in the event A&B’s pre-separation unrecognized tax benefits are not realized. The remaining liability as of December 31, 2016 was $0.1 million. As of December 31, 2016, A&B has not identified any material unrecognized tax positions.

Other Commitments and Contingencies:

Commitments and financial arrangements not recorded on A&B’s consolidated balance sheet, excluding lease commitments, included the following as of June 30, 2017 (in millions):

Standby letters of credit(a)	$11.8
Bonds(b)	$412.8

(a)	Consists of standby letters of credit, issued by A&B’s lenders under A&B’s revolving credit facilities, and relate primarily to A&B’s real estate activities. In the event the letters of credit are drawn upon, A&B would be obligated to reimburse the issuer of the letter of credit. None of the letters of credit have been drawn upon to date.
(b)	Represents bonds related to construction and real estate activities in Hawaii. Approximately $390.1 million is related to construction bonds issued by third party sureties (bid, performance and payment bonds) and the remainder is related to commercial bonds issued by third party sureties (permit, subdivision, license and notary bonds). In the event the bonds are drawn upon, A&B would be obligated to reimburse the surety that issued the bond. None of the bonds has been drawn upon to date.

Indemnity Agreements: For certain real estate joint ventures, A&B may be obligated under bond indemnities to complete construction of the real estate development if the joint venture does not perform. These indemnities are designed to protect the surety in exchange for the issuance of surety bonds that cover construction activities, such as project amenities, roads, utilities, and other infrastructure, at its joint ventures. Under the indemnities, A&B and its joint venture partners agree to indemnify the surety bond issuer from all losses and expenses arising from the failure of the joint venture to complete the specified bonded construction. The maximum potential amount of aggregate future payments is a function of the amount covered by outstanding bonds at the time of default by the joint venture, reduced by the amount of work completed to date. The recorded amounts of the indemnity liabilities were not material individually or in the aggregate.

A&B is a guarantor of indebtedness for certain of its unconsolidated joint ventures’ borrowings with third party lenders, relating to the repayment of construction loans and performance of construction for the underlying project. As of June 30, 2017, A&B’s limited guarantees on indebtedness totaled $6.1 million related to five of its unconsolidated joint ventures. A&B has not incurred any significant historical losses related to guarantees on its joint venture indebtedness.

In July 2014, A&B invested $23.8 million in a tax equity investment related to the construction and operation of a 12-megawatt solar farm on Kauai. A&B recovers its investment primarily through tax credits and tax benefits. In connection with this investment, A&B provided a contingent $6 million guaranty of KRS II project debt. The other equity partner and managing member of KRS II, project sponsor and customer for the output of the facility, Kauai Island Utility Cooperative, is the primary guarantor of the project debt.

Other than obligations described above and those described in Notes 5 and 8 to A&B’s consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, obligations of A&B’s joint ventures do not have recourse to A&B and A&B’s “at-risk” amounts are limited to its investment.

Legal Proceedings and Other Contingencies: A&B owns 16,000 acres of watershed lands in East Maui. A&B also held four water licenses to another 30,000 acres owned by the State of Hawaii in East Maui. The last of these water license agreements expired in 1986, and all four agreements were then extended as revocable permits that were renewed annually. In 2001, a request was made to the State Board of Land and Natural Resources (the “BLNR”) to replace these revocable permits with a long-term water lease. Pending the conclusion by the BLNR of this contested case hearing on the request for the long-term lease, the BLNR has kept the existing permits on a holdover basis. Three parties filed a lawsuit on April 10, 2015 (the “4/10/15 Lawsuit”)

alleging that the BLNR has been renewing the revocable permits annually rather than keeping them in holdover status. The lawsuit asks the court to void the revocable permits and to declare that the renewals were illegally issued without preparation of an environmental assessment (“EA”). In December 2015, the BLNR decided to reaffirm its prior decisions to keep the permits in holdover status. This decision by the BLNR is being challenged by the three parties. In January 2016, the court in the 4/10/15 Lawsuit ruled that the renewals were not subject to the EA requirement, but that the BLNR lacked legal authority to keep the revocable permits in holdover status beyond one year. The court has allowed the parties to take an immediate appeal of this ruling. In May 2016, the Hawaii State Legislature passed House Bill 2501, which specified that the BLNR has the legal authority to issue holdover revocable permits for the disposition of water rights for a period not to exceed three years. The governor signed this bill into law as Act 126 in June 2016. Pursuant to Act 126, the first annual authorization of the existing holdover permits was sought and granted by the BLNR in December 2016.

In addition, on May 24, 2001, petitions were filed by a third party, requesting that the Commission on Water Resource Management of the State of Hawaii (“Water Commission”) establish interim instream flow standards (“IIFS”) in 27 East Maui streams that feed A&B’s irrigation system. The Water Commission initially took action on the petitions in 2008 and 2010, but the petitioners requested a contested case hearing to challenge the Water Commission’s decisions on certain petitions. The Water Commission denied the contested case hearing request, but the petitioners successfully appealed the denial to the Hawaii Intermediate Court of Appeals, which ordered the Water Commission to grant the request. The Commission then authorized the appointment of a hearings officer for the contested case hearing and expanded the scope of the contested case hearing to encompass all 27 petitions for amendment of the IIFS for East Maui streams in 23 hydrologic units. The evidentiary phase of the hearing before the Commission-appointed hearings officer was completed on April 2, 2015. On January 15, 2016, the Commission-appointed hearings officer issued his recommended decision on the petitions. The recommended decision would restore water to streams in 11 of the 23 hydrologic units. In March 2016, the hearings officer ordered a reopening of the contested case proceedings in light of A&B’s January 2016 announcement to cease sugar operations at HC&S by the end of the year and to transition to a new diversified agricultural model on the former sugar lands. In April 2016, A&B announced its commitment to fully and permanently restore the priority taro streams identified by the petitioners. Re-opened evidentiary hearings occurred in the first quarter of 2017 and a decision is pending.

HC&S also used water from four streams in Central Maui (“Na Wai Eha”) to irrigate its agricultural lands in Central Maui. Beginning in 2004, the Water Commission began proceedings to establish interim instream flow standards (IIFS) for the Na Wai Eha streams. Before the IIFS proceedings were concluded, the Water Commission designated Na Wai Eha as a surface water management area, meaning that all uses of water from these streams required water use permits issued by the Water Commission. Following contested case proceedings, the Water Commission established IIFS in 2010, but that decision was appealed, and the Hawaii Supreme Court remanded the case to the Water Commission for further proceedings. The parties to the IIFS contested case settled the case in 2014. Thereafter, proceedings for the issuance of water use permits commenced with over 100 applicants, including HC&S, vying for permits. While the water use permit proceedings were ongoing, A&B announced the cessation of sugar cane cultivation at the end of 2016. This announcement triggered a re-opening and reconsideration of the 2014 IIFS decision. Reconsideration of the IIFS is taking place simultaneously with consideration of the applications for water use permits.

If A&B is not permitted to use sufficient quantities of stream waters, it would have a material adverse effect on A&B’s pursuit of a diversified agribusiness model in subsequent years and the value of A&B’s agricultural lands.

A&B is a party to, or may be contingently liable in connection with, other legal actions arising in the normal conduct of its businesses, the outcomes of which, in the opinion of management after consultation with counsel, would not have a material effect on A&B’s consolidated financial statements as a whole.

Quantitative and Qualitative Disclosures About Market Risk

As of June 30, 2017, there was no material change in A&B’s quantitative and qualitative disclosures about market risk since December 31, 2016. Accordingly, this section presents information concerning market risk as of December 31, 2016.

A&B is exposed to changes in interest rates, primarily as a result of its borrowing and investing activities used to maintain liquidity and to fund business operations. In order to manage its exposure to changes in interest rates, A&B utilizes a balanced mix of debt maturities, along with both fixed-rate and variable-rate debt. The nature and amount of A&B’s long-term and short-term debt can be expected to fluctuate as a result of future business requirements, market conditions, and other factors.

As of December 31, 2016, A&B’s fixed rate debt, excluding debt premium or discount, consisted of $414.2 million in principal term notes, and A&B’s variable rate debt consisted of $14.9 million under its revolving credit facilities and $86.7 million under term loans. Other than in default, A&B does not have an obligation, nor the option in some cases, to prepay its fixed-rate debt prior to maturity and, as a result, interest rate fluctuations and the resulting changes in fair value would not have an impact on A&B’s financial condition or results of operations unless A&B was required to refinance such debt. For A&B’s variable rate debt, a one percent increase in interest rates would have a $0.2 million impact on A&B’s results of operations for 2016, assuming the December 31, 2016 balance of the variable rate debt was outstanding throughout 2016.

The following table summarizes A&B’s debt obligations at December 31, 2016, presenting principal cash flows and related interest rates by the expected fiscal year of repayment.

	Expected Fiscal Year of Repayment as of December 31, 2016 (dollars in millions)
	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value at December 31, 2016
Liabilities
Fixed rate	$38.9	$39.5	$38.8	$35.9	$34.6	$226.5	$414.2	$428.5
Average interest rate	4.83%	4.75%	4.68%	4.61%	4.61%	4.39%	4.51%
Variable rate	$3.5	$1.6	$2.4	$16.6	$21.3	$56.2	$101.6	$100.8
Average interest rate*	2.25%	2.26%	2.31%	2.36%	2.44%	2.44%	2.33%

*	Estimated interest rates on variable debt are determined based on the rate in effect on December 31, 2016. Actual interest rates may be greater or less than the amounts indicated when variable rate debt is rolled over.

From time to time, A&B may invest its excess cash in short-term money market funds that purchase government securities or corporate debt securities. At December 31, 2016, A&B had a negligible amount invested in money market funds. These money market funds maintain a weighted average maturity of less than 90 days, and accordingly, a one percent change in interest rates is not expected to have a material impact on the fair value of these investments or on interest income.

A&B has no material exposure to foreign currency risks, although it is indirectly affected by changes in currency rates to the extent that changes in rates affect tourism in Hawaii.

HISTORICAL MARKET PRICE AND DIVIDEND DATA

A&B’s common stock is listed on the NYSE under the symbol “ALEX.”

The following table presents the reported high and low sale prices of A&B’s common stock on the NYSE, in each case for the periods indicated and as reported by the NYSE, as well as the quarterly dividends paid per share. On July 7, 2017 the last full trading day prior to the public announcement of the holding company merger proposal, the closing sale price of A&B common stock on the NYSE was $41.31 per share. On [●], 2017, the latest practicable date before the printing of this proxy statement/prospectus, the closing sale price of A&B common stock on the NYSE was $[●] per share. You should obtain a current stock price quotation for A&B common stock.

	Dividends Paid Per Share	A&B Common Stock Market Price Per Share
		High	Low
Year Ended December 31, 2015
First Quarter	$0.05	$43.33	$36.95
Second Quarter	$0.05	$43.68	$39.12
Third Quarter	$0.05	$40.00	$32.15
Fourth Quarter	$0.06	$39.00	$33.87
Year Ended December 31, 2016
First Quarter	$0.06	$37.83	$28.82
Second Quarter	$0.06	$39.36	$32.94
Third Quarter	$0.06	$42.80	$35.12
Fourth Quarter	$0.07	$46.43	$36.98
Year Ending December 31, 2017
First Quarter	$0.07	$46.10	$42.81
Second Quarter	$0.07	$46.58	$40.02
Third Quarter (through August 24, 2017)	$0.07	$44.32	$40.58

It is expected that, upon completion of the merger, A&B REIT Holdings common stock will be listed and traded on the NYSE in the same manner as shares of A&B currently trade on that exchange. The historical trading prices of shares of A&B common stock are not necessarily indicative of the future trading prices of shares of A&B REIT Holdings common stock because, among other things, the current stock price of A&B common stock reflects the current market valuation of A&B’s current business and assets, including the cash that may be distributed in connection with the Special Distribution, and does not necessarily take into account the changes in our business and operations that will occur in connection with our efforts to continue to qualify as a REIT.

For the first three quarters in 2015, the dividend declared on A&B common stock was $0.05 per share for each quarter. The board of directors increased the dividend to $0.06 per share for the fourth quarter in 2015 and each of the first three quarters in 2016, following which the board increased the dividend to $0.07 per share for the fourth quarter of 2016 and the first three quarters of 2017. The declaration and payment of dividends on A&B REIT Holdings common stock in the future will be subject to the discretion of the A&B REIT Holdings board of directors. For more information, see “Dividend and Distribution Policy” on page 61.

DESCRIPTION OF A&B REIT HOLDINGS CAPITAL STOCK

A&B REIT Holdings is incorporated in the State of Hawaii. The rights of shareholders of A&B REIT Holdings generally will be governed by Hawaii law and A&B REIT Holdings’ articles of incorporation and bylaws.

The following is a summary of certain material information concerning A&B REIT Holdings capital stock, including certain provisions of A&B REIT Holdings’ articles of incorporation and bylaws and certain provisions of Hawaii law. This summary does not purport to be a complete description of the terms of A&B REIT Holdings’ capital stock and may not contain all of the information that is important to you. We encourage you to read carefully this entire proxy statement/prospectus, A&B REIT Holdings’ articles of incorporation and bylaws and the relevant provisions of Hawaii law for a more complete understanding of A&B REIT Holdings’ capital stock.

A copy of A&B REIT Holdings’ articles of incorporation is attached as Annex B to this proxy statement/prospectus, and a copy of A&B REIT Holdings’ bylaws is attached as Annex C to this proxy statement/prospectus. A&B REIT Holdings’ articles of incorporation and bylaws are each subject to amendment in accordance with their terms.

Authorized Capital

A&B REIT Holdings’ articles of incorporation authorizes A&B REIT Holdings to issue up to 225,000,000 shares of common stock, without par value, and 22,500,000 shares of preferred stock, without par value.

Upon completion of the merger, the number of shares of A&B REIT Holdings common stock that will be outstanding will be equal to the number of shares of A&B common stock (excluding shares held by shareholders that properly exercise dissenters’ rights) outstanding immediately prior to the merger.

Common Stock

Dividends and Distributions. The holders of outstanding shares of A&B REIT Holdings common stock will be entitled to ratably receive dividends and other distributions out of assets legally available at times and in amounts as the board of directors of A&B REIT Holdings may determine from time to time, subject to any preferential rights of holders of any outstanding shares of preferred stock and any other class or series of stock having preference over the common stock as to dividends. In the fourth quarter of 2013, our board of directors initiated a quarterly cash dividend on our common stock, and we expect A&B REIT Holdings to pay dividends at least annually. For a discussion of our dividend and distribution policy, see “Dividend and Distribution Policy” on page 61.

Liquidation Rights. If A&B REIT Holdings is liquidated, dissolved or wound up, voluntarily or involuntarily, holders of A&B REIT Holdings’ common stock are entitled to share ratably in all assets of A&B REIT Holdings available for distribution to A&B REIT Holdings’ shareholders, after payment or provision for payment of A&B REIT Holdings’ debts and other liabilities and payment in full to holders of preferred stock then outstanding of any amount required to be paid to them.

Voting Rights. Holders of A&B REIT Holdings common stock are entitled to one vote per share on all matters to be voted upon by shareholders. There are no cumulative voting rights. Shareholders entitled to vote at a meeting of shareholders may vote by proxy.

Other. No shares of A&B REIT Holdings common stock are subject to redemption or have preemptive rights to purchase additional shares of A&B REIT Holdings common stock or any other class of A&B REIT Holdings’ securities. There are no subscription rights, conversion rights or sinking fund provisions applicable to A&B REIT Holdings common stock.

Preferred Stock

The A&B REIT Holdings board of directors has the authority, without action by the shareholders of A&B REIT Holdings, to designate and issue preferred stock in one or more series and to designate the rights, preferences, limitations and privileges (including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences) of each series of preferred stock, which may be greater than or senior to the rights of holders of shares of A&B REIT Holdings common stock. It is not possible to state the actual effect of the issuance of any shares of A&B REIT Holdings preferred stock upon the rights of holders of A&B REIT Holdings common stock until the A&B REIT Holdings board of directors determines the specific rights of the holders of A&B REIT Holdings preferred stock. However, the effects of the issuance of any shares of A&B REIT Holdings preferred stock upon the rights of holders of A&B REIT Holdings common stock might include, among other things:

•	restricting dividends on A&B REIT Holdings common stock,

•	diluting the voting power of A&B REIT Holdings common stock,

•	impairing the liquidation rights of A&B REIT Holdings common stock, and

•	delaying or preventing a change in control without further action by A&B REIT Holdings’ shareholders.

Upon completion of the merger, no shares of A&B REIT Holdings preferred stock will be outstanding, and A&B REIT Holdings has no present plans to issue any shares of preferred stock.

Restrictions on Ownership and Transfer

To qualify as a REIT under the Code, not more than 50% of the value of the outstanding shares of A&B REIT Holdings capital stock may be owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include certain entities such as private foundations) during the last half of a taxable year (other than the first taxable year for which an election to be a REIT has been made). In addition, A&B REIT Holdings capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be a REIT has been made). See “U.S. Federal Income Tax Considerations—Taxation of A&B REIT Holdings—Requirements for REIT Qualification—General” beginning on page 145. To satisfy these and other requirements, A&B REIT Holdings’ articles of incorporation contain standard REIT provisions limiting the ownership and restricting the transfer of shares of A&B REIT Holdings capital stock.

The relevant sections of A&B REIT Holdings’ articles of incorporation provide that, subject to the exceptions and the constructive ownership rules described below, no “person” (as defined in A&B REIT Holdings’ articles of incorporation) may beneficially or constructively own, or be deemed to beneficially or constructively own by virtue of the attribution rules in the Code, more than 9.8%, by value or number of shares, whichever is more restrictive, of the outstanding shares of A&B REIT Holdings common stock (which restriction we refer to as the “common stock ownership limit”), or 9.8% in aggregate value of the outstanding shares of all classes and series of A&B REIT Holdings capital stock, including A&B REIT Holdings common stock and preferred stock (which restriction we refer to as the “aggregate stock ownership limit”). We refer to these restrictions together as the “ownership limits.”

The applicable constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be treated as owned by one individual or entity. As a result, the acquisition of less than 9.8% in value of A&B REIT Holdings’ outstanding capital stock or less than 9.8% in value or number of shares of A&B REIT Holdings’ outstanding shares of common stock (including through the acquisition of an interest in an entity that owns, actually or constructively, A&B REIT Holdings common stock) by an individual or entity could nevertheless cause that individual or entity, or another individual or entity, to own, constructively or beneficially, in excess of 9.8% in value of A&B REIT Holdings’ outstanding capital stock or 9.8% in value or number of shares of A&B REIT Holdings’ outstanding shares of common stock. The number and value of A&B REIT Holdings’ outstanding shares of capital stock (or any class or series thereof) beneficially or constructively owned by any individual or entity shall be determined by the board of directors, whose determination shall be binding and conclusive.

In addition to the ownership limits described above, A&B REIT Holdings’ articles of incorporation prohibit any person from (i) beneficially or constructively owning shares of A&B REIT Holdings capital stock that would result in our being “closely held” under section 856(h) of the Code (ii) transferring shares of A&B REIT Holdings capital stock if such transfer would result in shares of A&B REIT Holdings capital stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution); (iii) beneficially or constructively owning shares of our stock to the extent such beneficial or constructive ownership would cause us to own, beneficially or constructively, more than a 9.9% interest (as set forth in section 856(d)(2)(B) of the Code) in a tenant of our real property; (iv) beneficially or constructively owning shares of A&B REIT Holdings capital stock if such ownership would result in our failing to qualify as a REIT; and (v) beneficially or constructively owning shares of stock to the extent such beneficial ownership of stock would result in us failing to qualify as a “domestically controlled qualified investment entity” within the meaning of section 897(h) of the Code.

The foregoing provisions on transferability and ownership will not apply if the board of directors determines that it is no longer in our best interests to qualify as a REIT.

The A&B REIT Holdings board of directors may, in its sole discretion, exempt a person from the ownership limits and certain other limits on the ownership of A&B REIT Holdings capital stock described above, and may establish a different limit on ownership for any such person. However, the board of directors may not exempt any person whose ownership of outstanding stock in violation of these limits would result in our failing to qualify as a REIT. In order to be considered by the board of directors for exemption or a different limit on ownership, a person must make such representations and undertakings as are reasonably necessary to ascertain that such person’s beneficial or constructive ownership of A&B REIT Holdings capital stock will not jeopardize our ability to qualify as a REIT under the Code and must agree that any violation or attempted violation of such representations or undertakings (or other action that is contrary to the ownership limits or the other limits on ownership of A&B REIT Holdings capital stock described above) will result in the shares of capital stock being automatically transferred to a trust as described below. As a condition of its waiver, the board of directors may require an opinion of counsel or IRS ruling satisfactory to the board of directors with respect to our qualification as a REIT and may impose such other conditions as it deems appropriate in connection with the granting of the exemption or a different limit on ownership.

In connection with the waiver of the ownership limits or at any other time, the A&B REIT Holdings board of directors may, in its sole discretion, from time to time increase the ownership limits for one or more persons and decrease the ownership limits for all other persons; provided that the new ownership limits may not, after giving effect to such increase and under certain assumptions stated in A&B REIT Holdings’ articles of incorporation, result in us being “closely held” within the meaning of section 856(h) of the Code (without regard to whether the ownership interests are held during the last half of a taxable year). Reduced ownership limits will not apply to any person whose percentage ownership of the total outstanding shares of A&B REIT Holdings common stock or of the total outstanding shares of all classes and series of A&B REIT Holdings capital stock, as applicable, is in excess of such decreased ownership limits until such time as such person’s percentage of total outstanding shares of A&B REIT Holdings common stock or of the total outstanding shares of all classes and series of A&B REIT Holdings’ capital stock, as applicable, equals or falls below the decreased ownership limits. However, any further acquisition of shares of A&B REIT Holdings common stock or capital stock, as applicable, in excess of such percentage ownership of the total outstanding shares of A&B REIT Holdings common stock or of the total outstanding shares of all classes and series of A&B REIT Holdings capital stock would be in violation of the ownership limits.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of A&B REIT Holdings capital stock that will or may violate the foregoing restrictions on transferability and ownership will be required to give notice to us immediately (or, in the case of a proposed or attempted transaction, at least 15 days prior to such transaction) and provide us with such other information as we may request to determine the effect, if any, of such transfer on our qualification as a REIT and to ensure compliance with the ownership limits.

Pursuant to A&B REIT Holdings’ articles of incorporation, if there is any purported transfer of A&B REIT Holdings capital stock or other event or change of circumstances that, if effective or otherwise, would violate any of the restrictions described above, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to a trust for the exclusive benefit of a designated charitable beneficiary, except that any transfer that results in the violation of the restriction relating to A&B REIT Holdings capital stock being beneficially owned by fewer than 100 persons will be automatically void and of no force or effect. The automatic transfer will be effective as of the close of business on the business day prior to the date of the purported transfer or other event or change of circumstances that requires the transfer to the trust. We refer below to the person that would have owned the shares if they had not been transferred to the trust as the “purported transferee.” No purported transferee shall acquire any rights in such shares, and any dividend or other distribution paid to the purported transferee, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand. A&B REIT Holdings’ articles of incorporation also provide for adjustments to the entitlement to receive extraordinary dividends and other distributions as between the purported transferee and the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable restriction contained in A&B REIT Holdings’ articles of incorporation, then the transfer of the excess shares will be automatically void and of no force or effect.

Shares of A&B REIT Holdings capital stock transferred to the trustee are deemed to be offered for sale to us or our designee at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust or, if the purported transferee did not give value for the shares in connection with the event causing the shares to be held in trust (for example, in the case of a gift, devise or other such transaction), the market price at the time of such event and (ii) the market price on the date we accept, or our designee accepts, such offer. We have the right to accept such offer until the trustee has sold the shares of A&B REIT Holdings capital stock held in the trust pursuant to the clauses discussed below. Upon a sale to us, the interest of the charitable beneficiary of the trust in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the purported transferee, except that the trustee may reduce the amount payable to the purported transferee by the amount of any dividends or other distributions that we paid to the purported transferee prior to our discovery that the shares had been transferred to the trust and that is owed by the purported transferee to the trustee as described above. Any net sales proceeds in excess of the amount payable to the purported transferee shall be immediately paid to the charitable beneficiary, and any dividends or other distributions held by the trustee with respect to such stock will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, as soon as reasonably practicable (and, if the shares are listed on a national securities exchange, within 20 days) after receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity who could own the shares without violating the restrictions described above. Upon such a sale, the trustee must distribute to the purported transferee an amount equal to the lesser of (i) the price paid by the purported transferee for the shares or, if the purported transferee did not give value for the shares in connection with the event causing the shares to be held in trust (for example, in the case of a gift, devise or other such transaction), the market price of the shares at the time of the event causing the shares to be held in the trust, and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee may reduce the amount payable to the purported transferee by the amount of any dividends or other distributions that we paid to the purported transferee before our discovery that the shares had been transferred to the trust and that is owed by the purported transferee to the trustee as described above. Any net sales proceeds in excess of the amount payable to the purported transferee will be immediately paid to the charitable beneficiary, together with any dividends or other distributions held by the trustee with respect to such stock.

In addition, if prior to discovery by us that shares of A&B REIT Holdings capital stock have been transferred to a trust as provided above, such shares of stock are sold by a purported transferee, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the purported transferee received an amount for or in respect of such shares that exceeds the amount that such purported transferee was entitled to receive as described above, such excess amount shall be paid to the trustee upon demand. The purported transferee has no rights in the shares held by the trustee.

The trustee will be indemnified by us or from the proceeds of sales of stock in the trust for its costs and expenses reasonably incurred in connection with conducting its duties and satisfying its obligations under A&B REIT Holdings’ articles of incorporation. The trustee also will be entitled to reasonable compensation for services provided as determined by agreement between the trustee and A&B REIT Holdings, which compensation may be funded by us or the trust. If we pay any such indemnification or compensation, we are entitled on a first priority basis (subject to the trustee’s indemnification and compensation rights) to be reimbursed from the trust. To the extent the trust funds any such indemnification and compensation, the amounts available for payment to a purported transferee (or the charitable beneficiary) would be reduced.

The trustee will be designated by us and must be unaffiliated with us and with any purported transferee. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to the shares, and may also exercise all voting rights with respect to the shares held in trust. Subject to the HBCA, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion (i) to rescind as void any vote cast by a purported transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust. However, if we have already taken corporate action, then the trustee may not rescind and recast the vote.

In addition to the foregoing, if the A&B REIT Holdings board of directors determines that a proposed or purported transfer would violate the restrictions on ownership and transfer of A&B REIT Holdings capital stock set forth in A&B REIT Holdings’ articles of incorporation, the board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such violation, including but not limited to, causing us to repurchase shares of A&B REIT Holdings capital stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

All certificates representing shares of capital stock, if any, will bear legends describing the ownership limitations and transfer restrictions applicable to such shares. These ownership limitations and transfer restrictions could delay, deter or prevent a transaction or a change in control that might involve a premium price for the A&B REIT Holdings common stock or otherwise be in the best interests of the shareholders.

Within 30 days after the end of each REIT taxable year, every owner of 5% or more (or such lower percentage as required by the Code or the Treasury regulations thereunder) of the outstanding shares of any class or series of A&B REIT Holdings capital stock must, upon request, provide us written notice of the person’s name and address, the number of shares of each class and series of A&B REIT Holdings capital stock that the person beneficially owns and a description of the manner in which the shares are held. Each such owner must also provide us with such additional information as we may request to determine the effect, if any, of such owner’s beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limits. In addition, each beneficial owner or constructive owner of A&B REIT Holdings capital stock, and any person who is holding shares of A&B REIT Holdings capital stock for a beneficial owner or constructive owner will, upon demand, be required to provide us with such information as we may request in good faith to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Anti-Takeover Effects

Certain Provisions of the A&B REIT Holdings Organizational Documents

Certain provisions in A&B REIT Holdings’ articles of incorporation and bylaws summarized below may have an anti-takeover effect and may delay, deter or prevent unsolicited acquisitions or changes of control of A&B REIT Holdings, including transactions that might result in a premium being paid over the market price for shares of A&B REIT Holdings common stock or that some shareholders might otherwise consider to be in their best interests.

Unanimous Shareholder Action by Written Consent; Special Meetings. Any action required or permitted to be taken by A&B REIT Holdings’ shareholders must be effected at a duly called annual or special meeting of A&B REIT Holdings’ shareholders or, as provided in Section 414-124 of the HBCA, by unanimous written consent in lieu of a meeting. Further, A&B REIT Holdings’ bylaws provide that special meetings may be called only by (i) the Chairman of the board of directors, if appointed, the President or a majority of the directors then in office or (ii) the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, if such holders sign, date and deliver to the Secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held. The right of shareholders to call a special meeting is subject to certain procedural and informational requirements that are intended to facilitate A&B REIT Holdings and shareholders receiving basic information about the special meeting and to ensure, among other things, that the special meeting is not duplicative of matters that were or, in the near term, could be covered at an annual meeting.

Requirements for Advance Notification of Shareholder Nominations and Proposals. A&B REIT Holdings’ bylaws require that advance notice of shareholder nominations for the election of directors and of business to be brought by shareholders before any meeting of A&B REIT Holdings’ shareholders must be given in the manner provided in A&B REIT Holdings’ bylaws. To be in proper form, such notice must, among other things, set forth any derivative or hedging positions beneficially held by the proposing or nominating party (or any of its affiliates), the effect or intent of which is to mitigate loss to or manage the risk or benefit of changes in A&B REIT Holdings’ share price or to change the voting power of such proposing or nominating party (or any of its affiliates) with respect to shares of A&B REIT Holdings common stock. To be timely, notice generally must be received at the principal executive offices of A&B REIT Holdings not less than 120 days nor more than 150 days prior to the first anniversary of the preceding year’s annual meeting. Notwithstanding the specific provisions of A&B REIT Holdings’ bylaws, shareholders may request inclusion of proposals in A&B REIT Holdings’ proxy statement pursuant to Rule 14(a)-8 under the Exchange Act.

Removal of Directors; No Shareholder Ability to Fill Director Vacancies. A&B REIT Holdings’ articles of incorporation provide that, subject to the rights of holders of any series of A&B REIT Holdings preferred stock:

•	the number of directors shall be not less than three and not more than 12 and shall be set exclusively by a resolution of A&B REIT Holdings’ board of directors;

•	a director may be removed from office by A&B REIT Holdings’ shareholders only for cause; and

•	vacancies occurring on the board of directors for any reason and newly created directorships resulting from an increase in the number of directors may be filled only by vote of a majority of the remaining members of A&B REIT Holdings’ board of directors.

No Cumulative Voting. A&B REIT Holdings’ bylaws provide that holders of shares of A&B REIT Holdings common stock are not entitled to cumulate their votes in the election of directors.

Preferred Stock. As discussed above in “—Preferred Stock,” A&B REIT Holdings’ articles of incorporation authorize the A&B REIT Holdings board of directors, without action by A&B REIT Holdings’ shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences, limitations and privileges (including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences) of each series of preferred stock. The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of A&B REIT Holdings’ common shareholders.

REIT Ownership Limitations and Transfer Restrictions. As discussed above in “—Restrictions on Ownership and Transfer,” A&B REIT Holdings’ articles of incorporation contain certain standard provisions restricting the ownership or transfer of shares of A&B REIT Holdings capital stock, which provisions are intended to facilitate compliance with certain REIT requirements. These ownership limitations and transfer restrictions could have the effect of delaying, deterring or preventing a change in control of A&B REIT Holdings, as among other things, the restrictions prevent any person from beneficially or constructively owning more than 9.8%, by value or number of shares, whichever is more restrictive, of the outstanding shares of A&B REIT Holdings common stock, or 9.8% in aggregate value of the outstanding shares of all classes and series of A&B REIT Holdings capital stock, including A&B REIT Holdings common stock and preferred stock.

Certain Provisions of the HBCA and Other Hawaii Statutes

As a Hawaii corporation, A&B REIT Holdings is governed by the HBCA and more broadly the Hawaii Revised Statutes (the “HRS”). The provisions of the HRS summarized below may delay, deter or prevent unsolicited acquisitions or changes of control of A&B REIT Holdings, including transactions that might result in a premium being paid over the market price for shares of A&B REIT Holdings common stock or that some shareholders might otherwise consider to be in their best interests.

Control Share Acquisitions. Under Chapter 414E of the HRS, a person who proposes to make a “control share acquisition” in an “issuing public corporation” must obtain approval of the acquisition, in the manner specified in Chapter 414E of the HRS, by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, exclusive of the shares beneficially owned by the acquiring person, and must consummate the proposed control share acquisition within 180 days after shareholder approval. If a control share acquisition is made without the requisite shareholder approval, the statute provides that (i) the shares acquired may not be voted for a period of one year from the date of acquisition and (ii) the shares will be nontransferable on the corporation’s books for one year after acquisition and the corporation, during the one-year period, will have the right to call the shares for redemption either at the price at which the shares were acquired or at book value per share as of the last day of the fiscal quarter ending prior to the date of the call for redemption.

Under Chapter 414E of the HRS, “control share acquisition” means, subject to specified exceptions, the acquisition of shares of an issuing public corporation resulting in beneficial ownership of the acquiring person of one of the following ranges of voting power in the election of directors:

•	At least ten percent but less than twenty percent;

•	At least twenty percent but less than thirty percent;

•	At least thirty percent but less than forty percent;

•	At least forty percent but less than a majority; or

•	At least a majority.

Acquisitions that are approved by resolution of the board of directors before the acquisition occurs and acquisitions that the board of directors of the of the issuing public corporation determines, by resolution before the acquisition occurs, is not a control share acquisition are not subject to the foregoing requirements.

An “issuing public corporation” means a corporation incorporated in the State of Hawaii that (i) has 100 or more shareholders and (ii) has its principal place of business or substantial assets located in the State of Hawaii.

Corporate Take-Overs. Chapter 417E of the HRS, the Hawaii Corporate Take-Overs Act (the “HCTA”), generally applies to “take-over offers” made to residents of the State of Hawaii, which includes all offers to acquire any equity securities of a target company from a Hawaii resident pursuant to a tender offer or request or invitation for tenders in cases where the offeror would become the beneficial owner of more than 10% of any class of equity securities of a target company, or where an offeror that already owns more than 10% of any class of equity securities of the target company, would increase its beneficial ownership by more than 5% (subject to certain exceptions). Under the HCTA, no offeror may acquire from any Hawaii resident equity securities of a target company at any time within two years following the last purchase of securities pursuant to a take-over offer with respect to the same class of securities, including but not limited to acquisitions made by purchase, exchange, merger, consolidation, partial or complete liquidation, redemption, reverse stock split, recapitalization, reorganization or any other similar transaction, unless the holders of the equity securities are afforded, at the time of the acquisition, a reasonable opportunity to dispose of the securities to the offeror upon substantially equivalent terms as those provided in the earlier take-over offer. The HCTA requires that any person making a take-over offer file a registration statement with the Hawaii commissioner of securities and comply with certain other procedural requirements.

A “target company” is an issuer of publicly traded equity securities that is organized under the laws of the State of Hawaii or has at least 20% of its equity securities beneficially held by Hawaii residents and has substantial assets in Hawaii.

The HCTA does not apply if the offer has been approved in writing by the board of directors of the target company, if the offeror is the issuer of the securities, if the offeror does not acquire more than 2% of any class of equity securities of the issuer during the preceding 12 month period, or if the offer involves an exchange of securities that is registered or exempt from registration under the HCTA.

Consideration of Effects on Other Constituents. Section 414-221 of the HBCA provides that, in determining the best interests of the corporation, a director may consider, in the director’s discretion, the following factors, in addition to the interests of the corporation’s shareholders:

•	the interests of the corporation’s employees, customers, suppliers and creditors;

•	the economy of the State of Hawaii and the United States;

•	community and societal considerations, including, without limitation, the impact of any action upon the communities in or near which the corporation has offices or operations; and

•	the long-term as well as short-term interests of the corporation and its shareholders, including, without limitation, the possibility that these interests may be best served by the continued independence of the corporation.

Limitation of Liability of Directors

A&B REIT Holdings’ articles of incorporation limit the liability of A&B REIT Holdings’ directors in any action brought by shareholders for monetary damages to the fullest extent permitted by the HBCA, which permits a corporation to eliminate directors’ liability in such actions except for:

•	the amount of a financial benefit received by a director to which the director is not entitled;

•	an intentional infliction of harm on the corporation or its shareholders;

•	a violation of Section 414-223 of the HBCA, which relates to distributions to shareholders made in violation of the restrictions set forth in Section 414-111 of the HBCA or in a company’s articles of incorporation; or

•	an intentional violation of criminal law.

Indemnification of Directors and Officers

The indemnity provisions of A&B REIT Holdings’ articles of incorporation require A&B REIT Holdings to indemnify its directors and officers to the fullest extent permitted by law. Section 414-242 of the HBCA provides that a corporation may indemnify a director, who is a party to a proceeding because he or she is a director of the corporation, against liability incurred in the proceeding if:

•	(i) the individual conducted himself or herself in good faith, (ii) the individual reasonably believed (A) in the case of conduct in the individual’s official capacity, that the individual’s conduct was in the best interests of the corporation, and (B) in all other cases, that the individual’s conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful; or

•	the individual engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation.

To the extent that a director is wholly successful in the defense of any proceeding to which the director was a party in his/her capacity as director of the corporation, the corporation is required by Section 414-243 of the HBCA to indemnify such director for reasonable expenses incurred thereby.

Under Section 414-244 of the HBCA, a corporation, before final disposition of a proceeding, may advance funds to pay for or reimburse the reasonable expenses incurred by a director, who is a party to a proceeding in his or her capacity as a director of the corporation, if the director delivers certain written affirmations and certain undertakings. Under certain circumstances, under Section 414-245 of the HBCA, a director may apply to the court conducting the proceeding or to another court of competent jurisdiction for indemnification or an advance for expenses.

Furthermore, under Section 414-246 of the HBCA, indemnification may be made under Section 414-242 of the HBCA, described above, only as authorized in a specific case upon a determination that indemnification is proper in the circumstances because a director has met the applicable standard. Such determination is to be made:

•	by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding or who do not have a familial, financial, professional or employment relationship with the director whose indemnification is the subject of the decision being made, which relationship would reasonably be expected to influence the director’s judgment when voting on the decision being made;

•	by special legal counsel; or

•	by a majority vote of the shareholders.

Under Section 414-247 of the HBCA, a corporation may indemnify and advance expenses to an officer, who is a party to a proceeding because he or she is an officer of the corporation:

•	to the same extent as a director; and

•	if the person is an officer, but not a director, to such further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors or contract, except for (i) liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding, or (ii) liability arising out of conduct that constitutes (A) receipt by the officer of a financial benefit to which the officer is not entitled, (B) an intentional infliction of harm on the corporation or the shareholders or (C) an intentional violation of criminal law.

The above-described provision applies to an officer who is also a director if the basis on which the officer is made a party to the proceeding is an act or omission solely as an officer. Furthermore, an officer of a corporation who is not a director is entitled to mandatory indemnification under Section 414-243 of the HBCA and may apply to a court under Section 414-245 of the HBCA for indemnification or an advance for expenses, in each case to the same extent to which a director may be entitled to indemnification or advance for expenses.

If the merger is completed, A&B REIT Holdings intends to maintain policies that insure the directors and officers of A&B REIT Holdings and its subsidiaries against certain liabilities they may incur in their capacity as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for A&B REIT Holdings common stock is Computershare Shareowner Services LLC.

NYSE Listing

We intend to apply to have A&B REIT Holdings common stock listed on the New York Stock Exchange under the ticker symbol “ALEX.”

COMPARATIVE RIGHTS OF HOLDERS OF

A&B REIT HOLDINGS CAPITAL STOCK AND A&B CAPITAL STOCK

The summary below highlights material differences between the current rights of holders of A&B common stock and the rights of holders of A&B REIT Holdings common stock after the merger and also summarizes certain provisions of the HBCA and A&B REIT Holdings’ articles of incorporation and bylaws. The summary does not purport to be a complete description of the differences between the rights of A&B shareholders and the rights of A&B REIT Holdings shareholders and may not contain all of the information that is important to you. We encourage you to read carefully this entire proxy statement/prospectus, A&B REIT Holdings’ articles of incorporation and bylaws, A&B’s articles of incorporation and bylaws and the relevant provisions of the HBCA for a more complete understanding of A&B REIT Holdings’ capital stock and such differences.

The articles of incorporation and bylaws of A&B and A&B REIT Holdings are subject to amendment in accordance with their respective terms. Copies of A&B’s current articles of incorporation and A&B’s current bylaws are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed in “Where You Can Find Additional Information” beginning on page 163. A copy of A&B REIT Holdings’ articles of incorporation is attached as Annex B to this proxy statement/prospectus, and a copy of A&B REIT Holdings’ bylaws is attached as Annex C to this proxy statement/prospectus.

General

A&B and A&B REIT Holdings are both incorporated under Hawaii law. Any differences, therefore, between the rights of A&B shareholders and the rights of A&B REIT Holdings shareholders are due to differences in each company’s respective articles of incorporation, bylaws and agreements, if any, defining the rights of shareholders. Upon completion of the merger, A&B shareholders, other than those who elect to exercise their dissenters’ rights, will become shareholders of A&B REIT Holdings and their rights as shareholders will be governed by the HBCA and A&B REIT Holdings’ articles of incorporation and bylaws.

Generally, A&B REIT Holdings’ articles of incorporation and bylaws are similar to A&B’s articles of incorporation and bylaws, except that (i) A&B REIT Holdings’ articles of incorporation include certain standard REIT ownership limitations and transfer restrictions that are intended to facilitate our ongoing compliance with the REIT requirements, (ii) A&B REIT Holdings’ articles of incorporation do not include the ownership limitations and transfer restrictions contained in A&B’s articles of incorporation that are intended to ensure A&B’s compliance with certain U.S. maritime and vessel documentation laws, which are no longer applicable to A&B, and (iii) A&B REIT Holdings’ articles of incorporation and bylaws implement several corporate governance changes designed to enhance your rights as a shareholder, including (A) the elimination of our classified board structure and the implementation of annual elections for the board of directors, (B) the implementation of a majority voting standard for uncontested director elections and (C) the elimination of supermajority voting requirements to amend our articles of incorporation.

Authorized Capital Stock

A&B	A&B REIT Holdings

A&B’s articles of incorporation authorize A&B to issue 150,000,000 shares of common stock, without par value, and 15,000,000 shares of preferred stock, without par value. A&B’s board of directors may, without action by A&B shareholders, designate and issue preferred stock in one or more series and designate the rights, preferences, limitations and privileges of each series of preferred stock, which may be greater than or senior to the rights of A&B common stock.

A&B REIT Holdings’ articles of incorporation authorize A&B REIT Holdings to issue 225,000,000 shares of common stock, without par value, and 22,500,000 shares of preferred stock, without par value. A&B REIT Holdings’ board of directors may, without action by A&B REIT Holdings shareholders, designate and issue preferred stock in one or more series and designate the rights, preferences, limitations and privileges of each series of preferred stock, which may be greater than or senior to the rights of A&B REIT Holdings common stock.

Amendment of Articles of Incorporation

Under the HBCA, a corporation’s board of directors may propose amendments to the articles of incorporation for submission to the shareholders. With respect to corporations incorporated after July 1, 1987, including A&B and A&B REIT Holdings, the adoption of any such amendment requires (i) the recommendation of the board of directors, with certain limited exceptions, and (ii) the approval of the holders of a majority of the shares entitled to vote upon the proposed amendment, or, if any class of shares is entitled to vote thereon as a class, the approval of the holders of a majority of the shares of each class entitled to vote thereon as a class and of the total shares entitled to vote thereon.

A&B	A&B REIT Holdings

Under A&B’s articles of incorporation, A&B reserves the right to amend, alter, change or repeal any provision contained in A&B’s articles of incorporation in the manner prescribed by A&B’s articles of incorporation or bylaws or the HBCA. Notwithstanding the foregoing, a vote of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors is required to adopt, amend or repeal certain provisions of A&B’s articles of incorporation, including the provisions relating to (i) the classified board, (ii) the removal of directors, (iii) board vacancies and (iv) certain amendments to A&B’s articles of incorporation.

Under A&B REIT Holdings’ articles of incorporation, A&B REIT Holdings reserves the right to amend, alter, change or repeal any provision contained in A&B REIT Holdings’ articles of incorporation in the manner prescribed by A&B REIT Holdings’ articles of incorporation or bylaws or the HBCA. There are no supermajority approval requirements with respect to amendments to A&B REIT Holdings’ articles of incorporation by its shareholders.

Amendment of Bylaws

The HBCA authorizes the board of directors to amend or repeal a corporation’s bylaws unless (a) the articles of incorporation or the HBCA reserve this power exclusively to the shareholders or (b) the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. The HBCA further provides that shareholders may amend or repeal the bylaws even though the bylaws may also be amended or repealed by the board of directors.

A&B	A&B REIT Holdings

A&B’s articles of incorporation authorize the board of directors to amend or repeal the bylaws. The bylaws may be amended or repealed and new bylaws adopted by the affirmative vote of a majority of directors at a meeting at which a quorum is present.

A&B REIT Holdings’ articles of incorporation are substantially similar.

Shareholders may amend or repeal the bylaws even
though the bylaws may also be amended or repealed by
the board of directors. Any amendment or repeal of the
bylaws by the shareholders requires the affirmative vote
of the holders of a majority of the shares outstanding
and entitled to vote.

Special Meetings of Shareholders

Under the HBCA, a corporation is required to hold a special meeting of shareholders (i) on call of the board of directors or any person or persons authorized to do so by the corporation’s articles of incorporation or bylaws or (ii) if the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the corporation’s secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held.

A&B	A&B REIT Holdings

A&B’s bylaws provide that a special meeting of shareholders may be called by (i) the Chairman of the Board, if appointed, the President or a majority of the directors then in office or (ii) the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting if such holders sign, date and deliver to the A&B Secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held. The right of shareholders to call a special meeting is subject to certain procedural and informational requirements that are intended to facilitate A&B and shareholders receiving basic information about the special meeting and to ensure, among other things, that the special meeting is not duplicative of matters that were or, in the near term, could be covered at an annual meeting.

A&B REIT Holdings’ bylaws are substantially similar.

Shareholder Action by Written Consent without a Meeting

A&B	A&B REIT Holdings
A&B’s bylaws provide that shareholders may take action at a meeting of the shareholders or by unanimous written consent in lieu of a meeting, as provided in Section 414-124 of the HBCA.	A&B REIT Holdings’ bylaws are substantially similar.

Advance Notice Requirements for Director Nominations and Shareholder Proposals

A&B	A&B REIT Holdings

A&B’s bylaws require that advance notice of shareholder nominations for the election of directors and of business to be brought by shareholders before any meeting of A&B’s shareholders must be given in the manner provided in A&B’s bylaws. To be in proper form, such notice must, among other things, set forth any derivative or hedging positions beneficially held by the proposing or nominating party (or any of its affiliates), the effect or intent of which is to mitigate loss to or manage the risk or benefit of changes in A&B’s share price or to change the voting power of such proposing or nominating party (or any of its affiliates) with respect to shares of A&B’s common stock. To be timely, notice generally must be received at A&B’s principal executive offices not less than 120 days nor more than 150 days prior to the first anniversary of the preceding year’s annual meeting. Notwithstanding the specific provisions of A&B’s bylaws, shareholders may request inclusion of proposals in A&B’s proxy statement pursuant to Rule 14(a)-8 under the Exchange Act.

A&B REIT Holdings’ bylaws are substantially similar.

Number of Directors

A&B	A&B REIT Holdings

A&B’s articles of incorporation provide that the number of directors must not be less than three nor more than twelve. The exact number of directors is to be determined by a resolution adopted by A&B’s board of directors. A&B currently has eleven directors.

A&B REIT Holdings’ articles of incorporation are substantially similar.

Classification of the Board Directors

A&B	A&B REIT Holdings

A&B’s articles of incorporation provide that, so long as there are nine or more directors, A&B’s board of directors will be divided into three classes as nearly equal in size as possible, with the directors in each class being elected to serve three-year terms.

A&B REIT Holdings’ articles of incorporation do not provide for the classification of directors. A&B REIT Holdings’ bylaws provide that directors are elected annually to hold office for a term of one year.

Election of Directors

A&B	A&B REIT Holdings

A&B’s bylaws provide that directors will be elected by a plurality of the votes cast at a meeting of shareholders at which a quorum is present. A&B has adopted a director resignation policy stating that, if a director fails to receive more votes “for” election or re-election than votes “withheld” in an uncontested election, the director must tender his resignation for consideration in accordance with A&B’s policies. There is no cumulative voting.

A&B REIT Holdings’ bylaws provide that each director will be elected by the vote of a majority of the votes cast with respect to that director’s election at any meeting of shareholders at which a quorum is present; provided that, if as of the 10th day preceding the date that A&B REIT Holdings first distributes its proxy statement for such meeting, the number of nominees exceeds the number of directors to be elected, then directors shall be elected by a plurality of the votes cast at the meeting. For these purposes, a “majority of the votes cast” means that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election. A&B REIT Holdings expects to adopt a director resignation policy substantially similar to A&B’s director resignation policy. There is no cumulative voting.

Removal of Directors

A&B	A&B REIT Holdings

A&B’s articles of incorporation provide that the shareholders may remove one or more directors, but only for cause. A director may be removed by shareholders only at a meeting called for the purpose of removing the director and the meeting notice must state that the purpose, or one of the purposes, of the meeting is the removal of the director. A director may be removed only if the number of votes cast to remove the director exceed the number of votes cast not to remove the director.

A&B REIT Holdings’ articles of incorporation are substantially similar.

Vacancies on the Board of Directors

A&B	A&B REIT Holdings

A&B’s articles of incorporation provide that any vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors, may be filled by (i) the board of directors or (ii) the affirmative vote of a majority of the directors remaining in office if the directors remaining in office constitute fewer than a quorum. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of that class will hold office for a term that coincides with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors will have the same remaining term as his or her predecessor.

A&B REIT Holdings’ articles of incorporation provide that any vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors, may be filled by (i) the board of directors or (ii) the affirmative vote of a majority of the directors remaining in office if the directors remaining in office constitute fewer than a quorum.

Limitation on Personal Liability of Directors

A&B	A&B REIT Holdings
A&B’s articles of incorporation eliminate or limit the personal liability of directors to the maximum extent permitted by Hawaii law.	A&B REIT Holdings’ articles of incorporation are substantially similar.

Indemnification of Directors and Officers

A&B	A&B REIT Holdings
A&B’s articles of incorporation provide that A&B shall indemnify, and advance funds to pay for or reimburse expenses to, its directors and officers to the fullest extent permitted by law.	A&B REIT Holdings’ articles of incorporation are substantially similar.

Restrictions on Share Ownership and Transfer

A&B	A&B REIT Holdings

A&B’s articles of incorporation include certain share ownership limitations and transfer restrictions, referred to as the “Maritime Restrictions,” that are intended to ensure A&B’s compliance with certain U.S. maritime and vessel documentation laws, which are no longer applicable to A&B.

The Maritime Restrictions include a 22% limit on the maximum percentage of shares that may be owned by non-U.S. citizens. Any purported transfer that would result in more than 22% of the outstanding shares being owned by non-U.S. citizens will be void and ineffective. In the event such transfers are unable to be voided, shares in excess of the maximum percentage are subject to automatic sale by a trustee appointed by A&B or, if such sale is ineffective, redemption by A&B. In any event, such non-U.S. citizens will not be entitled to any voting, dividend or distribution rights with respect to such excess shares and may be required to disgorge any profits, dividends or distributions received with respect to such excess shares.

Notwithstanding the above, the Maritime Restrictions will not preclude the settlement of any transaction entered into through the NYSE or any other national securities exchange or automated inter-dealer quotation service if such preclusion is prohibited by such exchange or quotation service.

A&B’s articles of incorporation and bylaws do not contain any restrictions on share ownership and transfer other than the Maritime Restrictions.

A&B REIT Holdings’ articles of incorporation include certain standard share ownership limitations and transfer restrictions that are intended to facilitate compliance with certain REIT requirements.

Among other things, A&B REIT Holdings’ articles of incorporation provide that, subject to certain exceptions, no “person” (as defined in A&B REIT Holdings’ articles of incorporation) may beneficially or constructively own more than 9.8%, by value or number of shares, whichever is more restrictive, of the outstanding shares of A&B REIT Holdings common stock, or 9.8% in aggregate value of the outstanding shares of all classes and series of A&B REIT Holdings capital stock, including A&B REIT Holdings common stock and preferred stock. In addition, A&B REIT Holdings’ articles of incorporation prohibit any person from (i) beneficially or constructively owning shares of A&B REIT Holdings capital stock that would result in A&B REIT Holdings being “closely held” under section 856(h) of the Code (ii) transferring shares of A&B REIT Holdings capital stock if such transfer would result in shares of A&B REIT Holdings capital stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution); (iii) beneficially or constructively owning shares of A&B REIT Holdings stock to the extent such beneficial or constructive ownership would cause A&B REIT Holdings to own, beneficially or constructively, more than a 9.9% interest (as set forth in section 856(d)(2)(B) of the Code) in a tenant of A&B REIT Holdings’ real property; (iv) beneficially or constructively owning shares of A&B REIT Holdings capital stock if such ownership would result in A&B REIT Holdings failing to qualify as a REIT; and (v) beneficially or constructively owning shares of stock to the extent such beneficial ownership of stock would result in A&B REIT Holdings failing to qualify as a “domestically controlled qualified investment entity” within the meaning of section 897(h) of the Code.

The foregoing provisions on transferability and ownership will not apply if the board of directors determines that it is no longer in the best interests of A&B REIT Holdings to attempt to qualify, or to continue to qualify, as a REIT.

If there is any purported transfer of A&B REIT Holdings capital stock that would violate any of the restrictions described above, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to a trust for the exclusive benefit of a designated charitable beneficiary, except that any transfer that results in the violation of the restriction relating to A&B REIT Holdings capital stock being beneficially owned by fewer than 100 persons will be automatically void and of no force or effect.

For a more complete description of the REIT ownership limitations and transfer restrictions, see “Description of A&B REIT Holdings Capital Stock—Restrictions on Ownership and Transfer” beginning on page 125.

A&B REIT Holdings’ articles of incorporation and bylaws do not contain any restrictions on share ownership and transfer other than such REIT restrictions.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the U.S. federal income tax consequences of the merger and the U.S. federal income tax considerations generally applicable to an investment in A&B REIT Holdings common stock. For U.S. federal income tax purposes, A&B prior to the merger and A&B REIT Holdings subsequent to the merger are treated as the same entity, which we refer to as “A&B REIT Holdings” in this section (under the heading “U.S. Federal Income Tax Considerations”). References to “A&B REIT Holdings,” “we,” “our” and “us” mean only A&B REIT Holdings and not its subsidiaries or other lower-tier entities, except as otherwise indicated, and references to “tenants” are to persons who are treated as lessees of real property for purposes of the REIT requirements. This summary is based upon the Code, the Treasury regulations, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. The summary is also based upon the assumption that we will operate A&B REIT Holdings and its subsidiaries and affiliated entities in accordance with their applicable organizational documents or partnership agreements. This summary is for general information only and is not tax advice. The Code provisions governing the U.S. federal income tax treatment of REITs and their shareholders are highly technical and complex, and this summary is qualified in its entirety by the express language of applicable Code provisions, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof. Moreover, this summary does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies;

•	partnerships and trusts;

•	persons who hold our stock on behalf of another person as a nominee;

•	persons who receive our stock through the exercise of employee stock options or otherwise as compensation;

•	persons holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

and, except to the extent discussed below:

•	tax-exempt organizations; and

•	foreign investors.

This summary assumes that investors will hold their common stock as a capital asset, which generally means as property held for investment.

The tax consequences to any particular shareholder of holding our common stock will depend on the shareholder’s particular tax circumstances. You are urged to consult your tax advisor regarding the U.S. federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging or otherwise disposing of our common stock.

Taxation of the Merger

The merger of Merger Sub, which for U.S. federal income tax purposes is an entity disregarded as separate from A&B, with and into A&B is intended to qualify as a tax-free reorganization under section 368(a) of the Code, and the U.S. federal income tax consequences summarized below assume that the merger will so qualify.

In connection with the effectiveness of the registration statement of which this proxy statement/prospectus is a part, A&B’s tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP, delivered a legal opinion to A&B and A&B REIT Holdings (which opinion is filed as Exhibit 8.1 to the registration statement) to the effect that the merger, together with the LLC conversion, will be treated for U.S. federal income tax purposes as a reorganization under section 368(a) of the Code and that each of A&B and A&B REIT Holdings is a party to the reorganization within the meaning of section 368(b) of the Code. The opinion of Skadden is conditioned upon the accuracy, as of the date of the opinion and of the effective date of the merger, of fact-based representations and covenants made by our management and is subject to the conditions, limitations and qualifications referenced below and in the opinion. The opinion of Skadden represents only the view of Skadden based on Skadden’s review and analysis of existing law and on certain representations as to factual matters and covenants made by us, including that the merger will be effected as described in this proxy statement/prospectus. The opinion is expressed as of the date issued. Skadden will have no obligation to advise us or our shareholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

Neither A&B nor A&B REIT Holdings will recognize any gain or loss as a result of the merger. A&B shareholders will not recognize any gain or loss upon the conversion of shares of A&B common stock into A&B REIT Holdings common stock in the merger, other than possibly non-U.S. persons that own or have owned in excess of 10% of A&B common stock. The initial tax basis of the A&B REIT Holdings common stock received by a shareholder in the merger will be equal to such shareholder’s adjusted tax basis in the shares of A&B common stock being converted in the merger. The holding period of the A&B REIT Holdings common stock received by a shareholder in the merger will include the shareholder’s holding period with respect to the shares of A&B common stock being converted in the merger.

If A&B is not a “domestically controlled qualified investment entity” within the meaning of the Code, then in the case of non-U.S. shareholders that own or have owned in excess of 10% of A&B common stock, it may be necessary for those persons to comply with the reporting and other requirements of the Treasury regulations under section 897 of the Code in order to achieve nonrecognition of gain, carryover tax basis and a tacked holding period upon the conversion of shares of the A&B common stock into A&B REIT Holdings common stock in the merger. If you are such a non-U.S. shareholder, you are urged to consult with your tax advisor to determine your reporting and other obligations with respect to the conversion of shares of A&B common stock into A&B REIT Holdings common stock in the merger.

Taxation of A&B REIT Holdings

We intend to elect to be taxed as a REIT commencing with our taxable year ending December 31, 2017. We believe that we have been organized and operate and will continue to operate in such a manner as to qualify as a REIT under the applicable provisions of the Code.

Skadden has acted as our special REIT tax counsel in connection with our election to be taxed as a REIT. We have received an opinion of Skadden to the effect that, for our taxable year ending December 31, 2017, we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our actual and proposed method of operation has enabled and will enable us to continue to meet the requirements for qualification and taxation as a REIT. It must be emphasized that Skadden’s opinion is based on various assumptions relating to our organization and operation, and is conditioned upon fact-

based representations and covenants made by our management regarding our organization, assets and income, and the present and future conduct of our business operations. While we intend to operate so that we will continue to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, no assurance can be given by Skadden or by us that we will qualify as a REIT for any particular year. The opinion is expressed as of the date issued. Skadden will have no obligation to advise us or our shareholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

Our qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels and diversity of stock ownership, various qualification requirements imposed upon REITs by the Code, compliance with which will not be reviewed by Skadden. In addition, our ability to qualify as a REIT depends in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain affiliated entities, the status of which may not have been reviewed by Skadden. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets that we own directly or indirectly. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below in “—Requirements for REIT Qualification—General.” While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify as a REIT, we generally will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our net income that is distributed to our shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that generally results from investment in a corporation. In general, the income that we generate is taxed only at the shareholder level upon a distribution of dividends to our shareholders.

Most U.S. holders that are individuals, trusts or estates are taxed on corporate dividends at a reduced maximum rate. With limited exceptions, however, dividends from us or from other entities that are taxed as REITs are generally not eligible for the reduced rates, and are taxed at rates applicable to ordinary income. See “—Taxation of A&B REIT Holdings Shareholders—Taxation of Taxable U.S. Shareholders—Distributions.”

Net operating losses (“NOLs”), foreign tax credits and other tax attributes generally do not pass through to our shareholders, subject to special rules for certain items such as the capital gains that we recognize. See “—Taxation of A&B REIT Holdings Shareholders.”

Even if we qualify as a REIT, we will nonetheless be subject to U.S. federal tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed net taxable income, including undistributed net capital gains.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, including any deductions of NOLs.

•	If we have net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions,” and “—Foreclosure Property.”

•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate.

•	If we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure adjusted to reflect the profit margin associated with our gross income.

•	If we should fail to satisfy the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to a penalty tax. In that case, the amount of the penalty tax will be at least $50,000 per failure and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate if that amount exceeds $50,000 per failure.

•	If we should fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of the required distribution over the sum of (A) the amounts that we actually distributed, plus (B) the amounts we retained and upon which we paid income tax at the corporate level.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s shareholders, as described in “—Requirements for REIT Qualification—General.”

•	A 100% tax may be imposed on transactions between us and a TRS (as described below) that do not reflect arm’s length terms.

•	If we dispose of an asset during our first five years as a REIT, we will be subject to a federal corporate level tax at the highest regular corporate rate on the gain recognized from such sale, up to the amount of the built-in gain that existed on January 1, 2017, which is based on the fair market value of such asset in excess of our tax basis in such asset as of January 1, 2017.

•	If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during a period of five years following their acquisition from the subchapter C corporation.

•	The earnings of any subsidiary that is a subchapter C corporation, including any TRS, may be subject to U.S. federal corporate income tax.

In addition, we and our subsidiaries may be subject to a variety of other taxes, including payroll taxes and state, local and foreign income, property and other taxes on assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for REIT Qualification—General

The Code defines a REIT as a corporation, trust or association:

1)	that is managed by one or more trustees or directors;

2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3)	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

5)	the beneficial ownership of which is held by 100 or more persons;

6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities);

7)	which meets other tests described below, including with respect to the nature of its income and assets; and

8)	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation’s initial taxable year as a REIT. A&B REIT Holdings’ articles of incorporation contain restrictions regarding the ownership and transfers of our shares, which are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above.

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record keeping requirements. If you fail or refuse to comply with the demands, you will be required by the Treasury regulations to submit a statement with your tax return disclosing the actual ownership of the shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We have adopted December 31 as our year end, and therefore satisfy this requirement.

The Code provides relief from violations of the REIT gross income requirements (as described below in “—Income Tests”) in cases where a violation is due to reasonable cause and not willful neglect and other requirements are met, including the payment of a penalty tax that is based upon the magnitude of the violation. In addition, certain provisions of the Code extend similar relief in the case of certain violations of the REIT asset requirements (as described below in “—Asset Tests”) and other REIT requirements, again provided that the violation is due to reasonable cause and not willful neglect and other conditions are met, including the payment of a penalty tax.

If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if such relief provisions are available, the amount of any resultant penalty tax could be substantial.

Effect of Subsidiary Entities

Disregarded Subsidiaries. If we own a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is generally disregarded for U.S. federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS as described below, that we wholly own, either directly or through one or more other qualified REIT subsidiaries or disregarded entities. Other entities that are wholly owned by us (either directly or through other disregarded entities), including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or a disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable REIT Subsidiaries. In general, we may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a TRS or other taxable corporation generally would be subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our shareholders.

We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary to us is an asset in our hands, and we treat the dividends paid to us from such taxable subsidiary, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT requirements might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we could use TRSs or other taxable subsidiary corporations to conduct activities that give rise to certain categories of income or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.

The TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the TRS rules impose a 100% excise tax on certain transactions involving a TRS and its parent REIT that are not conducted on an arm’s-length basis. We intend that all of our transactions with any TRS will be conducted on an arm’s-length basis.

We may hold a significant number of assets in one or more TRSs, subject to the limitation that securities in TRSs may not represent more than 25% (or, for 2018 and subsequent taxable years, 20%) of the value of our total assets.

Ownership of Partnership Interests. If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, the Treasury regulations provide that we are deemed to own our proportionate share of the partnership’s assets, and to earn our proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% asset value test described below, our proportionate share of the partnership’s assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements.

We generally have control of our partnerships and limited liability companies and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

Income Tests

To qualify as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” discharge of indebtedness and certain hedging transactions, generally must be derived from “rents from real property,” gains from the sale of real estate assets, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), dividends received from other REITs and specified income from temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, discharge of indebtedness and certain hedging transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest and gain from the sale or disposition of stock or securities, which need not have any relation to real property. Income and gain from certain hedging transactions will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests.

Rents from Real Property. Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•	The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales.

•

Neither we nor an actual or constructive owner of 10% or more of our stock actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that is a TRS of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the leased space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled TRS” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled TRS” is a TRS in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS.

•	Rent attributable to personal property that is leased in connection with a lease of real property is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.”

•	We generally do not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We are permitted, however, to perform directly certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. In addition, we are permitted to employ an independent contractor from whom we derive no revenue to provide customary services to our tenants, or a TRS, which may be wholly or partially owned by us, to provide both customary and non-customary services to our tenants without causing the rent that we receive from those tenants to fail to qualify as “rents from real property.”

We intend to cause any services that are not “usually or customarily rendered,” or that are for the benefit of a particular tenant in connection with the rental of real property, to be provided through a TRS or through an “independent contractor.” However, no assurance can be given that the IRS will concur with our determination as to whether a particular service is usual or customary, or otherwise in this regard.

Dividend Income. We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from another REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

Fee Income. Any fee income that we earn will generally not be qualifying income for purposes of either gross income test. Any fees earned by a TRS, however, will not be included for purposes of our gross income tests.

Interest Income. Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Hedging Transactions. Any income or gain that we or our pass-through subsidiaries derive from instruments that hedge certain risks, such as the risk of changes in interest rates, will be excluded from gross income for purposes of both the 75% and 95% gross income tests, provided that specified requirements are met, including the requirement that the instrument is entered into during the ordinary course of our business and the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods. Income and gain from all other hedging transactions will not be qualifying income for either the 95% or 75% gross income test.

Failure to Satisfy the Gross Income Tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for such year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if (i) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (ii) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with the Treasury regulations, which have not yet been issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify as a REIT. Even if these relief provisions apply, and we retain our status as a REIT, the Code imposes a tax based upon the amount by which we fail to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter, we must also satisfy five tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings and leasehold interests in real property (and certain ancillary personal property), stock of other corporations that qualify as REITs, some kinds of mortgage-backed securities and mortgage loans, and debt instruments (whether or not secured by real property) that are issued by a “publicly offered REIT” (i.e., a REIT that is required to file annual and periodic reports with the SEC under the Exchange Act). Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

Second, the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets.

Third, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to real estate assets, securities of TRSs and qualified REIT subsidiaries, and the value prong of the 10% asset test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

Fourth, the aggregate value of all securities of TRSs that we hold may not represent more than 25% (or, for 2018 and subsequent taxable years, 20%) of the value of our total assets.

Fifth, no more than 25% of the value of our total assets may be represented by “nonqualified publicly offered REIT debt instruments” (i.e., real estate assets that would cease to be real estate assets if debt instruments issued by publicly offered REITs were not included in the definition of real estate assets).

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests, we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset, or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by a non-publicly offered REIT may not so qualify (such debt, however, will not be treated as a “security” for purposes of the 10% asset value test, as explained below).

The Code provides that certain securities will not cause a violation of the 10% asset value test described above. Such securities include instruments that constitute “straight debt,” which term generally excludes, among other things, securities having certain contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer that do not qualify as straight debt, unless the value of those other securities constitutes, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% asset value test. Such securities include (i) any loan made to an individual or an estate, (ii) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (iii) any obligation to pay rents from real property, (iv) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (v) any security (including debt securities) issued by another REIT and (vi) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above in “—Income Tests.” The Code also provides that in applying the 10% asset value test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in that partnership.

Independent valuations have not been obtained to support our conclusions as to the value of all of our assets. Moreover, values of some assets, including instruments issued in securitization transactions, may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

The Code contains a number of relief provisions that make it easier for REITs to satisfy the asset requirements, or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. One such provision allows a REIT that fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (i) the REIT provides the IRS with a description of each asset causing the failure, (ii) the failure is due to reasonable cause and not willful neglect, (iii) the REIT pays a tax equal to the greater of (A) $50,000 per failure, and (B) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate, and (iv) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame. A second relief provision applies to de minimis violations of the 10% and 5% asset tests. A REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets, and $10,000,000, and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

If we fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT qualification if we (i) satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the market value of our assets. If the condition described in clause (ii) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of relief provisions described below. No assurance can be given that we would qualify for relief under those provisions.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our shareholders in an amount at least equal to (i) the sum of (A) 90% of our “REIT taxable income,” computed without regard to our net capital gains and the deduction for dividends paid, and (B) 90% of our net income (after tax), if any, from foreclosure property (as described below), minus (ii) the sum of specified items of noncash income.

We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. In addition, any dividend declared by us in October, November, or December of any year and payable to a shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholder on December 31 of such year, so long as the dividend is actually paid by us before the end of January of the next calendar year. If we cease to be a “publicly offered REIT,” then in order for distributions to be counted as satisfying the annual distribution requirement, and to give rise to a tax deduction for us, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (i) pro rata among all outstanding shares of stock within a particular class and (ii) in accordance with the preferences among different classes of stock as set forth in our organizational documents.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect for our shareholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our shareholders would then increase their adjusted basis of their stock by the difference between (i) the amounts of capital gain dividends that we designated and that they include in their taxable income and (ii) the tax that we paid on their behalf with respect to that income.

If we should fail to distribute during each calendar year (or before the end of January of the following year as described above) at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (A) the amounts actually distributed and (B) the amounts of income we retained and on which we have paid corporate income tax.

We expect that in the future, our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the dividend requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than pay it as a dividend, in order to repay debt or acquire assets, or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends through the distribution of other property (including shares of our stock) in order to meet the dividend requirements, while preserving our cash. Alternatively, we may declare a taxable dividend payable in cash or stock at the election of each stockholder, where the aggregate amount of cash to be distributed in such dividend may be subject to limitation. In such case, for U.S. federal income tax purposes, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits.

We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing REIT status or being taxed on amounts distributed as deficiency dividends. We will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

Earnings and Profits Distribution Requirement

A REIT is not permitted to have accumulated earnings and profits attributable to non-REIT years. A REIT has until the close of its first REIT taxable year in which it has non-REIT earnings and profits (which for us is our 2017 taxable year) to distribute all such earnings and profits. Our failure to comply with this rule would require that we pay a “deficiency dividend” to our shareholders and interest to the IRS to distribute any remaining earnings and profits. If we failed to make a deficiency dividend in those circumstances, we would fail to qualify as a REIT.

In order to comply with the requirement that we distribute our accumulated earnings and profits attributable to non-REIT years as well as the annual REIT distribution requirement described in the immediately prior subsection, we plan to make a one-time Special Distribution to our shareholders, which will include a portion of our estimated 2017 and 2018 REIT taxable income. We expect to pay the Special Distribution in a combination of cash and our common stock, with each shareholder being permitted to elect to receive the shareholder’s entire entitlement under the Special Distribution in either cash or common stock, subject to the cash limitation described below.

The total amount of cash payable in the Special Distribution will be subject to a limit based on the aggregate amount of the Special Distribution. The cash limitation will in no event be less than 20% of the aggregate amount of the Special Distribution (without regard to any cash that may be paid in lieu of fractional shares). If the total amount of cash elected by our shareholders exceeds the cash limitation, then, in general, the available cash will be prorated among those shareholders that elected to receive cash.

We currently expect that the aggregate amount of the Special Distribution will be between approximately $775 million and $875 million. A&B has received a ruling from the IRS, which addresses certain issues related to our payment of the Special Distribution in a combination of cash and our stock. In general, the IRS ruling provides, subject to the terms and conditions contained therein, that (i) the Special Distribution and cash and stock distributions during our first two taxable years as a REIT will be treated as taxable distributions of property with respect to our stock, and (ii) the amount of any distribution of our stock received by any shareholder as part of such distributions will be considered to equal the amount of money that could have been received instead. Recent IRS guidance also provides for this treatment and applies to any future cash and stock distributions we may make as a REIT. A holder of our common stock would be required to report dividend income as a result of the Special Distribution even if such shareholder received no cash or only nominal amounts of cash in the distribution. See “—Taxation of A&B REIT Holdings Shareholders—Taxation of Taxable U.S. Shareholders—Distributions.”

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification other than the gross income or asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are available for failures of the income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If we fail to qualify as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We cannot deduct distributions to shareholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits, distributions to U.S. holders that are individuals, trusts and estates would generally be taxable at capital gains rates. In addition, subject to the limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lost qualification. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

Penalty Tax

Any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income that we or our TRSs generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS, redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations, and redetermined TRS service income is income of a TRS attributable to services provided to, or on behalf of, us (other than services furnished or rendered to a customer of ours) to the extent such income is lower than the income the TRS would have earned based on arm’s length negotiations. Rents that we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

From time to time, our TRSs may provide services to our tenants. We set the fees paid to our TRSs for such services at arm’s length rates, although the fees paid may not satisfy the safe-harbor provisions described above.

These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s length fee for tenant services over the amount actually paid.

Prohibited Transactions

Net income that we derive from a “prohibited transaction” is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (i) that we acquire as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (ii) for which we acquired the related loan or lease at a time when default was not imminent or anticipated and (iii) with respect to which we made a proper election to treat the property as foreclosure property. We generally will be subject to tax at the maximum corporate rate on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property.

Derivatives and Hedging Transactions

We and our subsidiaries may in the future enter into hedging transactions with respect to interest rate exposure on one or more assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. Except to the extent provided by the Treasury regulations, any income from a hedging transaction (including gain from the sale, disposition or termination of a position in such a transaction) will not constitute gross income for purposes of the 75% or 95% gross income test if we properly identify the transaction as specified in applicable Treasury regulations and we enter into such transaction (i) in the normal course of our business primarily to manage risk of interest rate changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests, or (iii) in connection with the extinguishment of indebtedness with respect to which we have entered into a qualified hedging position described in clause (i) or the disposition of property with respect to which we have entered into a qualified hedging position described in clause (ii), primarily to manage the risks of such hedging positions. To the extent that we hedge in certain other situations, the resultant income may be treated as income that does not qualify under the 75% or 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. We may conduct some or all of our hedging activities through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of the REIT gross income tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

Tax Aspects of Our Subsidiary Partnerships

We may hold certain of our investments indirectly through subsidiary partnerships and limited liability companies which we expect will be treated as partnerships or disregarded entities for U.S. federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for U.S. federal income tax purposes are “pass-through” entities which are not required to pay U.S. federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company. We will include in our income our share of these partnership and limited liability company items for purposes of the various gross income tests, the computation of our REIT taxable income and the REIT distribution requirements. Moreover, for purposes of the asset tests, we will include our pro rata share of assets held by our subsidiary partnerships and limited liability companies, based on our capital interest in each such entity. See “—Taxation of A&B REIT Holdings.”

Entity Classification

Our interests in our subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships (or disregarded entities), as opposed to associations taxable as corporations for U.S. federal income tax purposes. If one of our subsidiary partnerships or limited liability companies were treated as an association, it would be taxable as a corporation and would be required to pay an entity-level tax on its income. In addition, the IRS could challenge the treatment of our series limited liability companies as separate entities. In this situation, the character of our assets and items of gross income would change and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests. See “—Asset Tests” and “—Income Tests.” This, in turn, could prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effect of our failure to meet these tests. In addition, a change in the tax status or tax treatment of a subsidiary partnership or limited liability company might be treated as a taxable event. If so, we might incur a distribution requirement or tax liability without any related cash distributions. We believe that each of our subsidiary partnerships and limited liability companies (for which we do not make an election to be treated as corporations for U.S. federal income tax purposes) will be classified as partnerships or disregarded entities for U.S. federal income tax purposes.

Allocations of Income, Gain, Loss and Deduction

A partnership agreement (or, in the case of a limited liability company treated as a partnership for U.S. federal income tax purposes, the limited liability company agreement) will generally determine the allocation of partnership income and loss among partners. Generally, section 704(b) of the Code and the Treasury regulations thereunder require that partnership allocations respect the economic arrangement of the partners. If an allocation of partnership income or loss does not comply with the requirements of section 704(b) of the Code and the Treasury regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Our subsidiary partnerships’ allocations of taxable income and loss are intended to comply with the requirements of section 704(b) of the Code and the Treasury regulations thereunder.

New Partnership Audit Rules

The recently enacted Bipartisan Budget Act of 2015 changes the rules applicable to U.S. federal income tax audits of partnerships. Under the new rules (which are generally effective for taxable years beginning after December 31, 2017), among other changes and subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest or penalties attributable thereto are assessed and collected, at the partnership level. Although it is uncertain how these new rules will be implemented, it is possible that they could result in partnerships in which we directly or indirectly invest being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest and penalties even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. The changes created by these new rules are sweeping and in many respects dependent on the promulgation of future regulations or other guidance by the U.S. Department of the Treasury. Investors are urged to consult their tax advisors with respect to these changes and their potential impact on their investment in our common stock.

Taxation of A&B REIT Holdings Shareholders

Taxation of Taxable U.S. Shareholders

For purposes of this discussion, a U.S. holder is a shareholder of A&B REIT Holdings that is for U.S. federal income tax purposes:

•	A citizen or resident of the United States;

•	A corporation created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

•	An estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•	A trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

A “non-U.S. holder” is a shareholder of A&B REIT Holdings that is neither a U.S. holder nor a partnership (or other entity or arrangement treated as a partnership) for U.S. federal income tax purposes. If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds our stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our stock.

Distributions. As a REIT, the distributions that we make to our taxable U.S. holders out of current or accumulated earnings and profits that we do not designate as capital gain dividends will generally be taken into account by shareholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, our dividends are not eligible for taxation at the preferential income tax rates for qualified dividends received by U.S. holders that are individuals, trusts and estates from taxable C corporations. Such shareholders, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to:

•	income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax) (i.e., a portion of the Special Distribution);

•	dividends received by the REIT from TRSs or other taxable C corporations; or

•	income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

We expect to pay the Special Distribution, which includes our non-REIT earnings and profits and a substantial portion of our estimated REIT taxable income for the 2017 and 2018 taxable years, in a combination of cash and our common stock, with each shareholder being permitted to elect to receive the shareholder’s entire entitlement under the Special Distribution in either cash or common stock, subject to a limit on the total amount of cash payable in the Special Distribution. The cash limitation will in no event be less than 20% of the aggregate amount of the Special Distribution (without regard to any cash that may be paid in lieu of fractional shares). If the total amount of cash elected by our shareholders exceeds the cash limitation, then, in general, the available cash will be prorated among those shareholders that elected to receive cash. We currently expect that the aggregate amount of the Special Distribution will be between approximately $775 million to $875 million. A&B has received a ruling from the IRS, which addresses certain issues related to our payment of the Special Distribution in a combination of cash and our stock. In general, the IRS ruling provides, subject to the terms and conditions contained therein, that (i) the Special Distribution and cash and stock distributions during our first two taxable years as a REIT will be treated as taxable distributions of property with respect to our stock, and (ii) the amount of any distribution of our stock received by any shareholder as part of such distributions will be considered to equal the amount of money that could have been received instead. Recent IRS guidance also provides for this treatment and applies to any future cash and stock distributions we may make as a REIT. A taxable U.S. holder of our common stock would be required to report dividend income as a result of the Special Distribution even if such shareholder received no cash or only nominal amounts of cash in the distribution. Similarly, if in the future we declare a taxable dividend payable in cash or stock at the election of each shareholder, where the aggregate amount of cash to be distributed in such dividend is subject to limitation, taxable shareholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits.

Distributions that we designate as capital gain dividends will generally be taxed to our shareholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the shareholder that receives such distribution has held its stock. We may elect to retain and pay taxes on some or all of our net long term capital gains, in which case provisions of the Code will treat our shareholders as having received, solely for tax purposes, our undistributed capital gains, and the shareholders will receive a corresponding credit for taxes that we paid on such undistributed capital gains. See “—Taxation of A&B REIT Holdings—Annual Distribution Requirements.” Corporate shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at reduced maximum federal rates in the case of shareholders that are individuals, trusts and estates, and ordinary income rates in the case of shareholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of our current and accumulated earnings and profits will generally represent a return of capital and will not be taxable to a shareholder to the extent that the amount of such distributions does not exceed the adjusted basis of the shareholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the shareholder’s shares. To the extent that such distributions exceed the adjusted basis of a shareholder’s shares, the shareholder generally must include such distributions in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.

To the extent that we have available NOLs and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. See “—Taxation of A&B REIT Holdings—Annual Distribution Requirements.” Such losses, however, are not passed through to shareholders and do not offset income of shareholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of shareholders to the extent that we have current or accumulated earnings and profits.

Dispositions of A&B REIT Holdings Stock. In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of our stock will be subject to reduced maximum U.S. federal income tax rates if the stock is held for more than one year, and will be taxed at ordinary income rates if the stock is held for one year or less. Gains recognized by shareholders that are corporations are subject to U.S. federal income tax at ordinary income rates, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a shareholder upon the disposition of our stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the shareholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions that we make that are required to be treated by the shareholder as long-term capital gain.

If an investor recognizes a loss upon a subsequent disposition of our stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of the Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are written quite broadly, and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our stock or securities, or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Medicare Tax. Certain U.S. shareholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on all or a portion of their “net investment income,” which includes dividends received from us and capital gains from the sale or other disposition of our stock.

Taxation of Non-U.S. Holders

The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our stock applicable to non-U.S. holders. This discussion is based on current law, and is for general information only. It addresses only selected, and not all, aspects of U.S. federal income and estate taxation.

Ordinary Dividends. The portion of dividends received by non-U.S. holders that is (i) payable out of our earnings and profits, (ii) not attributable to our capital gains and (iii) not effectively connected with a U.S. trade or business of the non-U.S. holder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty.

In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. holder’s investment in our stock is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. holders are taxed with respect to such dividends. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. holder. The income may also be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a corporation.

Non-Dividend Distributions. Unless our stock constitutes a U.S. real property interest, or “USRPI” (discussed below in “—Dispositions of A&B REIT Holdings Stock”), distributions that we make that are not dividends out of our earnings and profits will not be subject to U.S. income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions that we make in excess of the sum of (i) the shareholder’s proportionate share of our earnings and profits and (ii) the shareholder’s basis in its stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980, as amended, or “FIRPTA,” at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. holder of the same type (for example, an individual or a corporation, as the case may be), and the collection of the tax may be enforced by a refundable withholding tax at a rate of 15% of the amount by which the distribution exceeds the shareholder’s share of our earnings and profits.

Capital Gain Dividends. Under FIRPTA, a dividend that we make to a non-U.S. holder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries, which we refer to as “USRPI capital gains,” will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations. We will be required to withhold tax equal to 35% of the maximum amount that could have been designated as a USRPI capital gain dividend. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. A distribution is not a USRPI capital gain dividend if we held an interest in the underlying asset solely as a creditor. Capital gain dividends received by a non-U.S. holder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income tax, unless (i) the gain is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder would be subject to the same treatment as U.S. holders with respect to such gain, or (ii) the non-U.S. holder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the non-U.S. holder will incur a 30% tax on his capital gains.

A dividend that would otherwise have been treated as a USRPI capital gain dividend will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, but instead will be treated in the same manner as ordinary income dividends (discussed above), provided that (i) the dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (ii) the recipient non-U.S. holder does not own more than 10% of that class of stock at any time during the year ending on the date on which the dividend is received. We anticipate that our common stock will be “regularly traded” on an established securities exchange.

Dispositions of A&B REIT Holdings Stock. Unless our stock constitutes a USRPI, a sale of our stock by a non-U.S. holder generally will not be subject to U.S. taxation under FIRPTA. Our stock will not be treated as a USRPI if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. We expect that 50% or more of our assets will consist of USRPIs.

Even if the foregoing 50% test is not met, our stock nonetheless will not constitute a USRPI if we are a “domestically-controlled qualified investment entity.” A domestically-controlled qualified investment entity includes a REIT, less than 50% of value of which is held directly or indirectly by non-U.S. holders at all times during a specified testing period (after applying certain presumptions regarding the ownership of our stock, as described in the Code). We believe that we will be a domestically-controlled qualified investment entity and that a sale of our stock should not be subject to taxation under FIRPTA. No assurance can be given that we will remain a domestically-controlled qualified investment entity.

In the event that we are not a domestically-controlled qualified investment entity, but our stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, a non-U.S. holder’s sale of our stock nonetheless would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. holder held 10% or less of our stock at all times during a specified testing period. Our stock is, and we expect that it will continue to be, publicly traded.

In addition, if a non-U.S. holder disposes of such common stock during the 30-day period preceding the ex-dividend date of any dividend payment, and such non-U.S. holder acquires or enters into a contract or option to acquire our common stock within 61 days of the first day of such 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as USRPI capital gain to such non-U.S. holder under FIRPTA, then such non-U.S. holder will be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. holder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 15% of the purchase price and remit such amount to the IRS.

Gain from the sale of our stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. holder in two cases: (i) if the non-U.S. holder’s investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a U.S. holder with respect to such gain, or (ii) if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States., the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Special FIRPTA Rules. Recently enacted amendments to FIRPTA create certain exemptions from FIRPTA and otherwise modify the application of the foregoing FIRPTA rules for particular types of non-U.S. investors, including “qualified foreign pension funds” and their wholly owned foreign subsidiaries and certain widely held, publicly traded “qualified collective investment vehicles.” Non-U.S. shareholders are urged to consult their tax advisors regarding the applicability of these or any other special FIRPTA rules to their particular investment in our common stock.

Other Withholding Rules. Under the Foreign Account Tax Compliance Act, withholding at a rate of 30% will generally be required on dividends in respect of, and, after December 31, 2018, gross proceeds from the sale of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the U.S. Department of the Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and, after December 31, 2018, gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we or the applicable withholding agent will in turn provide to the Secretary of the Treasury. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. We will not pay any additional amounts to shareholders in respect of any amounts withheld. Non-U.S. shareholders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

Estate Tax. If our stock is owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of such individual’s death, the stock will be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

Non-U.S. holders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our stock.

Taxation of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. Such entities, however, may be subject to tax on their unrelated business taxable income, or “UBTI.” While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (i) a tax-exempt shareholder has not held our stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt shareholder) and (ii) our stock is not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of our stock generally should not give rise to UBTI to a tax-exempt shareholder.

Tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such shareholders to characterize distributions that we make as UBTI.

In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of the dividends as UBTI, if we are a “pension-held REIT.” We will not be a pension-held REIT unless (i) we are required to “look through” one or more of our pension shareholders in order to satisfy the REIT closely held test and (ii) either (A) one pension trust owns more than 25% of the value of our stock or (B) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of our stock. Certain restrictions on ownership and transfer of our stock should generally prevent a tax-exempt entity from owning more than 10% of the value of our stock, and should generally prevent us from becoming a pension-held REIT.

Tax-exempt shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our stock.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. According to publicly released statements, a top legislative priority of the new Congress and administration may be to enact significant reform of the Code, including significant changes to taxation of business entities and the deductibility of interest expense and capital investment. There is a substantial lack of clarity around the likelihood, timing and details of any such tax reform and the impact of any potential tax reform on us or an investment in our stock. Any such changes to the tax laws or interpretations thereof, with or without retroactive application, could materially and adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the U.S. federal income tax consequences to our investors and us of such qualification. Investors are urged to consult with their tax advisors with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our stock.

State, Local and Foreign Taxes

We and our subsidiaries and shareholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which we or they transact business, own property or reside. Our state, local or foreign tax treatment and that of our shareholders may not conform to the U.S. federal income tax treatment discussed above. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our stock.

LEGAL MATTERS

The validity of the A&B REIT Holdings common stock to be issued to A&B shareholders in the merger will be passed upon by Cades Schutte LLP, Honolulu, Hawaii. Certain tax matters will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois.

EXPERTS

The consolidated balance sheet of Alexander & Baldwin REIT Holdings, Inc. as of July 11, 2017 included in this proxy statement/prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated balance sheet is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and the related financial statement schedule incorporated into this proxy statement/prospectus by reference from A&B’s Annual Report on Form 10-K for the year ended December 31, 2016, and the effectiveness of A&B’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

SHA REHOLDER PROPOSALS FOR THE 2018 ANNUAL MEETING

Proposals of shareholders intended to be presented pursuant to Rule 14a-8 under the Exchange Act at the 2018 annual meeting of A&B must be received at the headquarters of A&B on or before November 13, 2017 in order to be considered for inclusion in A&B’s proxy statement for the 2018 annual meeting.

In order for proposals of shareholders made outside of Rule 14a-8 under the Exchange Act to be considered “timely” within the meaning of Rule 14a-4(c) under the Exchange Act, such proposals must be received at the headquarters of A&B not later than December 26, 2017. A&B’s bylaws require that shareholder proposals made outside of Rule 14a-8 under the Exchange Act must be submitted, in accordance with the requirements of the bylaws, not later than December 26, 2017 and not earlier than November 26, 2017.

A&B’s bylaws provide that no person (other than a person nominated by the A&B board of directors) will be eligible to be elected a director at an annual meeting of shareholders unless the corporate secretary has received, not less than 120 days nor more than 150 days before the anniversary date of the prior annual meeting, a written shareholder’s notice in proper form that the person’s name be placed in nomination. If the annual meeting is not called for a date which is within 25 days of the anniversary date of the prior annual meeting, a shareholder’s notice must be given not later than 10 days after the date on which notice of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first. To be in proper written form, a shareholder’s notice must include information about each nominee and the shareholder making the nomination. The notice also must be accompanied by written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

If the merger is completed, these advance notice deadlines and procedures will apply under the bylaws of A&B REIT Holdings to shareholder proposals for A&B REIT Holdings’ 2018 annual meeting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

A&B REIT Holdings filed a registration statement on Form S-4 to register with the SEC the shares of A&B REIT Holdings common stock that A&B shareholders will receive in connection with the merger if the merger is completed. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of A&B REIT Holdings and a proxy statement of A&B for the special meeting.

This proxy statement/prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules in accordance with the rules and regulations of the SEC, and we refer you to the omitted information. The statements this proxy statement/prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions and do not describe all exceptions and qualifications contained in those contracts, agreements or documents. You should read those contracts, agreements or documents for information that may be important to you. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its website, as described below.

A&B files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information about issuers who file electronically with the SEC. The address of that site is http://www.sec.gov. The SEC’s website is included in this proxy statement/prospectus and any applicable prospectus supplement as an inactive textual reference only. The information contained on the SEC’s website is not incorporated by reference into this proxy statement/prospectus and should not be considered to be part of this proxy statement/prospectus, except as expressly described herein. General information about A&B, including A&B’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through A&B’s website at http://www.alexanderbaldwin.com as soon as reasonably practicable after A&B files them with, or furnishes them to, the SEC. A&B’s website is included in this proxy statement/prospectus as an inactive textual reference only. The information contained on A&B’s website is not incorporated into this proxy statement/prospectus or A&B’s other securities filings and should not be considered to be part of this proxy statement/prospectus or such other filings.

The SEC allows us to “incorporate by reference” into this proxy statement/prospectus information we file with the SEC, which means that we can disclose important information to you by referring you specifically to those documents. The information incorporated by reference is deemed to be part of this proxy statement/prospectus except for any information superseded by information in this proxy statement/prospectus or in any document subsequently filed with the SEC that is also incorporated by reference. This proxy statement/prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

•	A&B’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016;

•	A&B’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017;

•	The information in A&B’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 13, 2017 that is deemed to be filed with the SEC under the Exchange Act;

•	A&B’s Current Reports on Form 8-K filed with the SEC on March 22, 2017, April 27, 2017, July 10, 2017, July 11, 2017 and July 12, 2017 (other than the portions of those documents furnished and not deemed to be filed with the SEC under the Exchange Act); and

•	The description of A&B’s common stock set forth in A&B’s Registration Statement on Form 10 pursuant to Section 12(b) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

In addition, all documents filed by A&B or A&B REIT Holdings under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this proxy statement/prospectus and prior to the date of the special meeting shall also be deemed to be incorporated by reference into this proxy statement/prospectus. These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K (other than the portions of those documents furnished and not deemed to be filed), as well as proxy statements.

Following the merger described in this proxy statement/prospectus, A&B REIT Holdings will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC in accordance with the Exchange Act.

You can obtain copies of any documents incorporated by reference into this proxy statement/prospectus, at no cost, upon your written or oral request to us at the following address or telephone number:

Alexander & Baldwin, Inc.

822 Bishop Street

Honolulu, Hawaii 96813

Attention: Alyson J. Nakamura

Telephone: (808) 525-8450

You also may obtain copies of any documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from the proxy solicitor for the merger at the following address and telephone numbers:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Banks and Brokerage Firms, Please Call: (203) 658-9400

Holders Call Toll Free: (800) 662-5200

Email: ALEX.info@morrowsodali.com

Exhibits to such documents will not be sent, unless those exhibits have been specifically incorporated by reference into this proxy statement/prospectus.

To receive timely delivery of requested documents in advance of the special meeting, you should make your request no later than [●], 2017.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is a part to vote on the proposals. No one has been authorized to provide you with additional or different information.

This proxy statement/prospectus is dated [●], 2017. You should not assume the information contained in this proxy statement/prospectus is accurate as of any date other than this date, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of A&B REIT Holdings common stock in the merger implies that information is accurate as of any other date. We are not making an offer to exchange or sell (or soliciting any offer to buy) any securities, or soliciting any proxy, in any jurisdiction where it is unlawful to do so.

ANNEX A

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 10, 2017, is by and among Alexander & Baldwin, Inc., a Hawaii corporation (“A&B”), Alexander & Baldwin REIT Holdings, Inc., a Hawaii corporation and a direct, wholly owned subsidiary of A&B (“A&B REIT Holdings”), and A&B REIT Merger Corporation, a Hawaii corporation and a direct, wholly owned subsidiary of A&B REIT Holdings (“Merger Sub”).

RECITALS

WHEREAS, A&B REIT Holdings and Merger Sub are newly formed entities organized for the purpose of participating in the transactions contemplated by this Agreement;

WHEREAS, as of the date hereof, (i) A&B holds all of the issued and outstanding shares of common stock of A&B REIT Holdings (“A&B REIT Holdings Common Stock”) and (ii) A&B REIT Holdings holds all of the issued and outstanding shares of common stock of Merger Sub (“Merger Sub Common Stock”);

WHEREAS, the Board of Directors of A&B unanimously has approved a plan for A&B to elect to be subject to tax as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes commencing with its 2017 taxable year (the “REIT Election”);

WHEREAS, in connection with the REIT Election, the Board of Directors of A&B unanimously has determined that it is advisable and in the best interests of A&B’s shareholders to create a new holding company structure by merging Merger Sub with and into A&B (the “Merger”), with A&B continuing as the surviving corporation (sometimes referred to herein as the “Surviving Corporation”), and converting each outstanding share of common stock of A&B (“A&B Common Stock”) into one share of A&B REIT Holdings Common Stock;

WHEREAS, as a result of the Merger, A&B REIT Holdings will replace A&B as the Hawaii-based, publicly held corporation through which A&B’s operations are conducted and will (through its subsidiaries) conduct all of the operations conducted by A&B immediately prior to the Merger;

WHEREAS, the Boards of Directors of each of A&B, A&B REIT Holdings and Merger Sub have approved this Agreement and the Merger, subject to the terms and conditions set forth in this Agreement;

WHEREAS, the Board of Directors of A&B unanimously has determined to submit this Agreement and the Merger for approval by A&B’s shareholders, in accordance with the provisions of the Hawaii Business Corporation Act (the “HBCA”), at a special meeting of A&B shareholders;

WHEREAS, A&B REIT Holdings, as the sole shareholder of Merger Sub, has approved this Agreement and the Merger;

WHEREAS, promptly following consummation of the Merger, A&B intends to convert into a Hawaii limited liability company pursuant to Section 414-271 of the HBCA and change its name to “Alexander & Baldwin Investments, LLC,” (such conversion and name change, the “LLC Conversion”);

WHEREAS, A&B and A&B REIT Holdings expect that, following the consummation of the Merger and the LLC Conversion, A&B REIT Holdings’ name will be changed to “Alexander & Baldwin, Inc.” (the “Name Change”); and

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WHEREAS, the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and to cause the Merger, together with the LLC Conversion, to qualify as a reorganization under the provisions of Section 368(a) of the Code.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained in this Agreement, and intending to be legally bound hereby, A&B, A&B REIT Holdings and Merger Sub hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. In accordance with Section 414-311 and Section 414-316 of the HBCA, and subject to the terms and conditions of this Agreement, Merger Sub shall, at the Effective Time (as defined below), be merged with and into A&B, the separate corporate existence of Merger Sub shall cease and A&B shall continue as the Surviving Corporation. At the Effective Time, the effects of the Merger shall be as provided in Section 414-316 of the HBCA.

Section 1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at such time, date and place as the parties may agree, but in no event prior to the satisfaction or, to the extent permitted by applicable law, waiver of the conditions set forth in Section 3.1 hereof.

Section 1.3 Effective Time. Subject to the terms and conditions of this Agreement, at the Closing, the parties hereto shall cause the Articles of Merger to be executed and filed with the Director of Commerce and Consumer Affairs of the State of Hawaii. The Merger shall become effective upon the filing of Articles of Merger with the Director of Commerce and Consumer Affairs of the State of Hawaii pursuant to Section 414-315 of the HBCA or at such later date as may be specified therein (the “Effective Time”).

Section 1.4 Organizational Documents of the Surviving Corporation. From and after the Effective Time, the Articles of Incorporation of A&B, as in effect immediately prior to the Effective Time, shall continue in full force and effect as the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable law. From and after the Effective Time, the Bylaws of A&B, as in effect immediately prior to the Effective Time, shall continue in full force and effect as the Bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable law.

Section 1.5 Directors and Officers of the Surviving Corporation. The directors and officers of Merger Sub immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation and shall hold office from the Effective Time until their successors are duly elected or appointed and qualified in the manner provided in the Bylaws of the Surviving Corporation or as otherwise provided by law.

Section 1.6 Directors and Officers of A&B REIT Holdings. Prior to the Effective Time, A&B, in its capacity as the sole shareholder of A&B REIT Holdings, shall take or cause to be taken all such actions as are necessary to cause those persons serving as the directors and officers of A&B immediately prior to the Effective Time to be elected or appointed as the directors and officers of A&B REIT Holdings, each such person to have the same position(s) with A&B REIT Holdings (and the same committee memberships in the case of directors) as he or she held with A&B immediately prior to the Effective Time, with each of the directors serving until the next annual meeting of the A&B REIT Holdings shareholders and until his or her successor is elected or appointed, or until his or her earlier death, resignation, retirement, disqualification or removal from office.

Section 1.7 Additional Actions. Subject to the terms and conditions of this Agreement, the parties hereto shall take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate

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the Merger and to comply with the requirements of the HBCA. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any other actions or things are necessary or desirable in connection with the Merger or to otherwise carry out this Agreement, the officers of the Surviving Corporation shall be authorized to take and do, in the name and on behalf of each of Merger Sub and A&B, all such other actions and things as may be necessary or desirable to carry out this Agreement.

Section 1.8 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of A&B, A&B REIT Holdings, Merger Sub or the holders of any securities of A&B, A&B REIT Holdings or Merger Sub:

(a) Conversion of A&B Common Stock. Each share of A&B Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled pursuant to Section 1.8(b) and other than Dissenting Shares (as defined below)) shall automatically be converted into one duly issued, fully paid and nonassessable share of A&B REIT Holdings Common Stock.

(b) Cancellation of Treasury Stock. Each share of A&B Common Stock held in the treasury of A&B immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist.

(c) Conversion of Merger Sub Common Stock. Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be converted into one share of common stock of the Surviving Corporation.

(d) Cancellation of A&B REIT Holdings Common Stock. Each share of A&B REIT Holdings Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist.

Section 1.9 Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, shares of A&B Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has otherwise satisfied the requirements of Section 414-352 of the HBCA (the “Dissenting Shares”) shall not be converted into shares of A&B REIT Holdings Common Stock and holders of such Dissenting Shares will be entitled only to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of Section 414-356 of the HBCA, unless such holder fails to perfect, withdraws or otherwise loses the right to dissent. If, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses the right to dissent, such shares shall be treated as if they had been converted as of the Effective Time into shares of A&B REIT Holdings Common Stock pursuant to Section 1.8, without interest.

(b) No later than ten (10) days after the Effective Time, the Surviving Corporation shall notify each holder of Dissenting Shares of: (i) the approval of the Merger; (ii) the Effective Time; (iii) the availability of dissenters’ rights for such shares; and (iv) such additional matters as the Surviving Corporation deems appropriate and as required by Section 414-353 of the HBCA. The Surviving Corporation shall include in such notice a copy of Part XIV of the HBCA.

Section 1.10 No Required Surrender of Stock Certificates.

(a) At and after the Effective Time, (i) where no A&B Certificate has been issued in the name of a holder of shares of A&B Common Stock, a “book-entry” (i.e., a computerized or manual entry) shall be made in the shareholder records of A&B REIT Holdings to evidence the issuance to such holder of the number of uncertificated shares of A&B REIT Holdings Common Stock into which such shares of A&B Common Stock have been converted pursuant to Section 1.8 and (ii) each certificate which, immediately prior to the Effective

Annex A – Page 3

Time, represented outstanding shares of A&B Common Stock (an “A&B Certificate”) shall be deemed for all purposes to evidence ownership of, and to represent, the number of shares of A&B REIT Holdings Common Stock into which the shares of A&B Common Stock represented by such A&B Certificate immediately prior to the Effective Time have been converted pursuant to Section 1.8.

(b) The registered holder of any A&B Certificate outstanding immediately prior to the Effective Time, as such holder appears in the books and records of A&B, or of the transfer agent in respect of the shares of A&B Common Stock, immediately prior to the Effective Time, shall, until such A&B Certificate is surrendered for transfer or exchange, have and be entitled to exercise any voting and other rights with respect to, and to receive any dividends or other distributions on, the shares of A&B REIT Holdings Common Stock into which the shares of A&B Common Stock represented by any such A&B Certificate have been converted pursuant to Section 1.8, subject to the HBCA.

(c) Within a reasonable period of time following the Effective Time, A&B REIT Holdings shall mail, or shall cause to be mailed, to the persons who were registered holders of A&B Certificates immediately prior to the Effective Time, a letter of transmittal, in customary form, containing instructions for use in effecting the surrender of such A&B Certificates, if the holder so chooses, in exchange for a certificate (an “A&B REIT Holdings Certificate”), or uncertificated shares in book-entry form, representing the number of shares of A&B REIT Holdings Common Stock into which the shares of A&B Common Stock represented by such A&B Certificate have been converted pursuant to Section 1.8.

(d) If any A&B Certificate shall have been lost, stolen or destroyed, A&B REIT Holdings may, in its discretion and as a condition to the issuance of any A&B REIT Holdings Certificate or uncertificated shares of A&B REIT Holdings Common Stock in book-entry form, require the owner of such lost, stolen or destroyed A&B Certificate to post a bond, in such reasonable and customary amount as A&B REIT Holdings may direct, as indemnity against any claim that may be made against A&B REIT Holdings or the Surviving Corporation with respect to such A&B Certificate.

(e) If any A&B REIT Holdings Certificate is to be issued in a name other than that in which the A&B Certificate surrendered for exchange is registered, such exchange shall be conditioned upon (i) the A&B Certificate so surrendered being properly endorsed or otherwise in proper form for transfer and (ii) the person requesting such exchange either paying any transfer or other taxes required by reason of the issuance of the A&B REIT Holdings Certificate in a name other than that of the registered holder of the A&B Certificate surrendered, or establishing to the satisfaction of A&B REIT Holdings, or the transfer agent in respect of the A&B REIT Holdings Common Stock, that such tax has been paid or is not applicable.

(f) Each A&B REIT Holdings Certificate shall comply with the requirements set forth in Section 7.2(i) of A&B REIT Holdings’ Articles of Incorporation with respect to notice of certain restrictions on ownership and transferability.

(g) A&B and A&B REIT Holdings expect that any exchange of stock certificates provided for in this Section 1.10 will result in the issuance of A&B REIT Holdings Certificates reflecting the Name Change.

Section 1.11 Dividends. At the Effective Time, A&B’s obligations with respect to any dividends or other distributions to the shareholders of A&B that have been declared by A&B but not paid prior to the Effective Time will be assumed by A&B REIT Holdings in accordance with the terms thereof.

Section 1.12 Stock Transfer Books. At the Effective Time, the stock transfer books of A&B shall be closed and thereafter there shall be no further registration of transfers of shares of A&B Common Stock theretofore outstanding on the records of A&B.

Section 1.13 Plan of Reorganization. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g). Each party hereto shall use its

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reasonable best efforts to cause the Merger, together with the LLC Conversion, to qualify, and will not take any actions or cause any actions to be taken which would prevent the Merger, together with the LLC Conversion, from qualifying, as a reorganization within the meaning of Section 368(a) of the Code.

Section 1.14 Successor Issuer. It is the intent of the parties hereto that A&B REIT Holdings be deemed a “successor issuer” of A&B in accordance with Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 414 under the Securities Act of 1933, as amended (the “Securities Act”). At or after the Effective Time, A&B REIT Holdings shall file (i) an appropriate report on Form 8-K describing the Merger and (ii) appropriate amendments to any registration statements of A&B on Form S-8 in accordance with Section 2.2.

ARTICLE II

ACTIONS TO BE TAKEN IN CONNECTION WITH THE MERGER

Section 2.1 Assumption of A&B Plan and Awards. At the Effective Time, A&B REIT Holdings shall assume the Alexander & Baldwin, Inc. 2012 Incentive Compensation Plan (including all amendments or modifications thereto, the “A&B Plan”), including (i) all unexercised and unexpired options to purchase shares of A&B Common Stock (“A&B Options”) and all performance share unit and restricted stock unit awards covering shares of A&B Common Stock (collectively with A&B Options, “A&B Awards”) that are then outstanding under the A&B Plan and (ii) the remaining unallocated reserve of shares of A&B Common Stock issuable under the A&B Plan. At the Effective Time, the reserve of shares of A&B Common Stock under the A&B Plan, whether allocated to existing A&B Awards or unallocated at that time, shall be converted on a one-share-for-one-share basis into a reserve of shares of A&B REIT Holdings Common Stock, and each A&B Award assumed by A&B REIT Holdings shall continue to have, and be subject to, the same terms and conditions as set forth in the A&B Plan and the agreement(s) evidencing each such award as in effect immediately prior to the Effective Time (including, without limitation, the vesting schedule and applicable issuance dates (without acceleration thereof by virtue of the Merger and the transactions contemplated hereby), the per share exercise price, the expiration date and other applicable termination provisions and the tax withholding procedures), except that each A&B Option will be exercisable (or will become exercisable in accordance with its terms) for, and each other A&B Award shall be denominated with reference to and shall be issuable as to, that number of shares of A&B REIT Holdings Common Stock equal to the number of shares of A&B Common Stock that were subject to each such A&B Option and other A&B Award immediately prior to the Effective Time.

Section 2.2 Assignment and Assumption of Agreements. Effective as of the Effective Time, A&B hereby assigns to A&B REIT Holdings, and A&B REIT Holdings hereby assumes and agrees to perform, all obligations of A&B pursuant to the A&B Plan and each stock option agreement, performance share unit agreement and restricted stock unit agreement evidencing an outstanding A&B Award under the A&B Plan. Effective as of the Effective Time, A&B REIT Holdings shall become the successor issuer of securities under the A&B Plan and shall, as soon as practicable following the Effective Time, file a post-effective amendment to each existing S-8 registration statement covering the A&B Plan, pursuant to which A&B REIT Holdings as successor to A&B shall expressly adopt such S-8 registration statements as its own in accordance with Rule 414 issued under the Securities Act.

Section 2.3 Reservation of Shares. On or prior to the Effective Time, A&B REIT Holdings shall reserve sufficient shares of A&B REIT Holdings Common Stock to provide for the issuance of A&B REIT Holdings Common Stock upon the exercise or other settlement of all A&B Awards and to cover any additional shares of A&B REIT Holdings Common Stock that may become issuable under future awards made with respect to the remaining share reserve under the assumed A&B Plan that is, in accordance with the foregoing provisions of this Agreement, converted into a reserve of shares of A&B REIT Holdings Common Stock.

Section 2.4 Registration Statement; Proxy/Prospectus. Promptly following the execution of this Agreement, A&B REIT Holdings shall prepare and file with the Securities and Exchange Commission (the

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“SEC”) a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) in connection with the registration under the Securities Act of the shares of A&B REIT Holdings Common Stock to be issued to the shareholders of A&B pursuant to the Merger. The Registration Statement shall include (i) a prospectus for the issuance of shares of A&B REIT Holdings Common Stock in the Merger and (ii) a proxy statement relating to the Shareholders’ Meeting (as defined below) (such prospectus and proxy statement collectively, together with any amendments or supplements thereto, the “Proxy/Prospectus”). Each of A&B REIT Holdings and A&B shall use its reasonable best efforts to cause the Registration Statement to become effective and the Proxy/Prospectus to be cleared by the SEC as promptly as practicable, and, prior to the effective date of the Registration Statement, A&B REIT Holdings shall take all actions reasonably required under any applicable federal securities laws or state blue sky laws in connection with the issuance of shares of A&B REIT Holdings Common Stock pursuant to the Merger. As promptly as reasonably practicable after the Registration Statement shall have become effective and the Proxy/Prospectus shall have been cleared by the SEC, A&B shall mail or cause to be mailed or otherwise make available in accordance with the Securities Act and the Exchange Act, the Proxy/Prospectus to its shareholders; provided, however, that the parties shall consult and cooperate with each other in determining the appropriate time for mailing or otherwise making available to A&B’s shareholders the Proxy/Prospectus in light of the date set for the Shareholders’ Meeting.

Section 2.5 Meeting of A&B Shareholders; Board Recommendation. A&B shall take all action necessary in accordance with the HBCA and its governing documents to call, hold and convene a meeting of its shareholders to consider the approval of this Agreement and the Merger (the “Shareholders’ Meeting”). A&B shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and the Merger. A&B may adjourn or postpone the Shareholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy/Prospectus is provided to its shareholders in advance of any vote on this Agreement and the Merger or, if as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy/Prospectus), there are insufficient shares of A&B Common Stock voting in favor of the approval of this Agreement and the Merger or represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Shareholders’ Meeting.

Section 2.6 Listing of A&B REIT Holdings Common Stock. A&B and A&B REIT Holdings shall use their reasonable best efforts to obtain, at or before the Effective Time, confirmation of listing on the New York Stock Exchange (the “NYSE”) of the A&B REIT Holdings Common Stock issuable pursuant to the Merger.

Section 2.7 Section 16 Matters. Prior to the Effective Time, the Boards of Directors of A&B and A&B REIT Holdings or an appropriate committee of non-employee directors (as such term is defined for purposes of Rule 16b-3 promulgated under the Exchange Act) shall adopt resolutions consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of A&B or A&B REIT Holdings who is a covered person for purposes of Section 16(a) of the Exchange Act of shares of A&B Common Stock (or derivative securities) and the receipt of shares of A&B REIT Holdings Common Stock (or derivative securities) in exchange therefor by virtue of this Agreement and the Merger will be an exempt transaction for purposes of Section 16(b) of the Exchange Act.

Section 2.8 Other Employee Benefit Plans and Arrangements. Effective as of the Effective Time, (i) A&B hereby assigns to A&B REIT Holdings, and A&B REIT Holdings hereby assumes, each of A&B’s other employee benefit plans and arrangements and (ii) A&B REIT Holdings hereby assumes and agrees to perform the obligations of A&B thereunder upon the same terms and conditions as set forth in such plans and arrangements as in effect at the Effective Time.

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ARTICLE III

CONDITIONS OF MERGER

Section 3.1 Conditions Precedent. The obligations of the parties to this Agreement to consummate the Merger shall be subject to the satisfaction or, to the extent permitted by applicable law, waiver by the parties hereto at or prior to the Closing of each of the following conditions:

(a) The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated or, to the knowledge of A&B REIT Holdings or A&B, threatened by the SEC and not concluded or withdrawn. No similar proceeding with respect to the Proxy/Prospectus shall have been initiated or, to the knowledge of A&B REIT Holdings or A&B, threatened by the SEC and not concluded or withdrawn.

(b) This Agreement and the Merger shall have been approved by the requisite vote of the shareholders of A&B in accordance with the HBCA.

(c) The A&B REIT Holdings Common Stock to be issued pursuant to the Merger shall have been approved for listing by the NYSE, subject to official notice of issuance.

(d) No order, statute, rule, regulation, executive order, injunction, stay, decree, judgment or restraining order that is in effect shall have been enacted, entered, promulgated or enforced by any court or governmental or regulatory authority or instrumentality that prohibits or makes illegal the consummation of the Merger or the transactions contemplated hereby.

(e) A&B and A&B REIT Holdings shall have received from Skadden, Arps, Slate, Meagher & Flom LLP an opinion, in form and substance reasonably satisfactory to A&B and A&B REIT Holdings, to the effect that the Merger, together with the LLC Conversion, qualifies as a reorganization within the meaning of section 368(a) of the Code and that each of A&B and A&B REIT Holdings is a party to a reorganization within the meaning of section 368(b) of the Code.

(f) All material approvals, licenses and certifications from, and notifications and filings to, governmental entities and non-governmental third parties shall have been obtained or made, as applicable.

ARTICLE IV

ADDITIONAL COVENANTS

Section 4.1 Insurance. A&B and A&B REIT Holdings shall procure insurance or cause the execution of the insurance policies of A&B such that, upon consummation of the Merger, A&B REIT Holdings shall have insurance coverage that is substantially identical to the insurance coverage held by A&B immediately prior to the Merger.

Section 4.2 Expenses. A&B and A&B REIT Holdings shall pay their own expenses in connection with the transactions contemplated by this Agreement.

Section 4.3 Activities of A&B REIT Holdings and Merger Sub. Prior to the Effective Time, A&B REIT Holdings and Merger Sub shall not conduct any business activities and shall not conduct any other activities except in connection with the transactions contemplated by this Agreement.

Annex A – Page 7

ARTICLE V

TERMINATION AND AMENDMENT

Section 5.1 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time by action of the Board of Directors of A&B if such Board of Directors should determine that, for any reason, the completion of the transactions provided for herein would be inadvisable or not in the best interests of A&B or its shareholders. In the event of such termination and abandonment, this Agreement shall become void and none of A&B, A&B REIT Holdings or Merger Sub, nor their respective shareholders, members, directors or officers, shall have any liability with respect to such termination and abandonment.

Section 5.2 Amendment. At any time prior to the Effective Time, this Agreement may, to the extent permitted by the HBCA, be supplemented, amended or modified by the mutual consent of the parties to this Agreement. After the approval of this Agreement and the Merger by A&B’s shareholders at the Shareholders’ Meeting, no amendment shall be effective which by law requires the further approval of such shareholders without obtaining such further approval.

ARTICLE VI

MISCELLANEOUS PROVISIONS

Section 6.1 Governing Law. This Agreement shall be governed by and construed and enforced under the laws of the State of Hawaii (without regard to principles of conflicts of law).

Section 6.2 Counterparts; Electronic Signatures. This Agreement may be executed in two or more counterparts, each of which when executed shall be deemed to be an original but all of which shall constitute one and the same agreement. A facsimile or electronic signature (in .pdf, .jpeg or other electronic format) to this Agreement shall be deemed an original and binding upon the party against whom enforcement is sought.

Section 6.3 Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all other agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. Any provision of this Agreement may be amended or waived only if such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties hereto, and in the case of a waiver, by the party against whom enforcement of such waiver is sought.

Section 6.4 Severability. The provisions of this Agreement are severable, and in the event any provision hereof is determined to be invalid or unenforceable, such invalidity or unenforceability shall not in any way affect the validity or enforceability of the remaining provisions hereof. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible.

Section 6.5 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

Section 6.6 No Third-Party Beneficiaries. Nothing contained in this Agreement is intended by the parties hereto to confer upon any person other than the parties hereto any rights or remedies hereunder.

Section 6.7 Tax Matters. Each of A&B and A&B REIT Holdings will comply with the recordkeeping and information reporting requirements of the Code that are imposed as a result of the transactions contemplated hereby, and will provide information reporting statements to holders of shares of A&B Common Stock and A&B REIT Holdings Common Stock at the time and in the manner prescribed by the Code and applicable Treasury Regulations.

[SIGNATURE PAGE FOLLOWS]

Annex A – Page 8

IN WITNESS WHEREOF, A&B, A&B REIT Holdings and Merger Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ALEXANDER & BALDWIN, INC.

By:	/s/ CHRISTOPHER J. BENJAMIN
Name: Christopher J. Benjamin
Title: President and Chief Executive Officer

ALEXANDER & BALDWIN REIT HOLDINGS, INC.

By:	/s/ CHRISTOPHER J. BENJAMIN
Name: Christopher J. Benjamin
Title: President and Chief Executive Officer

A&B REIT MERGER CORPORATION

By:	/s/ CHRISTOPHER J. BENJAMIN
Name: Christopher J. Benjamin
Title: President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

ANNEX B

—

ARTICLES OF INCORPORATION

OF

ALEXANDER & BALDWIN REIT HOLDINGS, INC.

ARTICLE I

CORPORATE NAME

Section 1.1 The name of the Corporation is Alexander & Baldwin REIT Holdings, Inc.

ARTICLE II

INCORPORATOR

Section 2.1 The name and address of the incorporator is Alyson J. Nakamura, 822 Bishop Street, Honolulu, Hawaii 96813.

ARTICLE III

DURATION AND PURPOSE

Section 3.1 Duration. The duration of the Corporation is perpetual.

Section 3.2 Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the general laws of the State of Hawaii as now or hereafter in force (including, without limitation or obligation, engaging in business as a REIT (as hereinafter defined) under the Internal Revenue Code of 1986, as amended, or any successor statute (the “Code”)). For purposes of these Articles of Incorporation, “REIT” means a real estate investment trust under Sections 856 through 860 of the Code.

Section 3.3 REIT Qualification. The Board of Directors, without any action by the shareholders of the Corporation, shall have the authority to cause the Corporation to elect to be taxed as a REIT for U.S. federal income tax purposes. Following any such election, if the Board of Directors determines that it is no longer in the best interests of the Corporation to continue to be taxed as a REIT for U.S. federal income tax purposes, the Board of Directors, without any action by the shareholders of the Corporation, may revoke or otherwise terminate the Corporation’s REIT election pursuant to Section 856(g) of the Code. In addition, the Board of Directors, without any action by the shareholders of the Corporation, shall have and may exercise, on behalf of the Corporation, without limitation, the power to determine that compliance with any restriction or limitation on stock ownership and transfers set forth in Article VII is not required in order for the Corporation to qualify as a REIT.

ARTICLE IV

INITIAL PRINCIPAL OFFICE AND REGISTERED AGENT

Section 4.1 Initial Principal Office. The mailing address of the initial principal office of the Corporation is 822 Bishop Street, Honolulu, Hawaii 96813.

Section 4.2 Registered Agent. The entity’s individual, non-commercial registered agent in the State of Hawaii to which service of process and other notices and documents may be served on the Corporation is Alyson J. Nakamura. The street address of the place of business of the registered agent is 822 Bishop Street, Honolulu, Hawaii 96813.

Annex B – Page 1

ARTICLE V

DIRECTORS

Section 5.1 Board of Directors. The Board of Directors shall consist of such number of persons, not less than three (3) nor more than twelve (12), the exact number of which shall be determined from time to time by a resolution adopted by the Board of Directors. No decrease in the number of authorized directors constituting the entire Board of Directors shall shorten the term of any incumbent director.

Section 5.2 Election of Directors and Term of Office. Except as otherwise provided in Section 5.4, directors shall be elected at each annual meeting of shareholders, and each director so elected shall hold office until the next annual meeting of shareholders and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation or removal. Except as otherwise provided in Section 5.4, a nominee for director shall be elected to the Board of Directors if the votes cast “for” such nominee’s election at a shareholder meeting at which a quorum is present exceed the votes cast “against” such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of shareholders for which the Secretary of the Corporation determines that the number of nominees or proposed nominees exceeds the number of directors to be elected as of the date that is ten (10) days prior to the date the Corporation files its definitive proxy statement for such meeting with the Securities and Exchange Commission (regardless of whether or not thereafter revised or supplemented). There shall be no cumulative voting in the election of directors.

Section 5.3 Removal of Directors. Subject to the rights of holders of shares of Preferred Stock (as hereafter defined), if any, the shareholders may remove one or more directors, but only for cause. A director may be removed by shareholders only at a meeting called for the purpose of removing the director, and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director.

Section 5.4 Vacancy on Board. Subject to the rights of holders of shares of Preferred Stock, if any, if a vacancy occurs on the Board of Directors, including a vacancy resulting from an increase in the number of directors, the vacancy may be filled only by: (a) the Board of Directors or (b) the affirmative vote of a majority of all the directors remaining in office if the directors remaining in office constitute fewer than a quorum of the Board of Directors. The term of a director elected to fill a vacancy expires at the next meeting of shareholders at which directors are elected.

Section 5.5 Directors Elected by Preferred Shareholders. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of these Articles of Incorporation applicable thereto.

Section 5.6 Limitation of Liability of Directors. The personal liability of directors of the Corporation shall be eliminated or limited to the fullest extent permitted by Hawaii law. If the Hawaii Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Hawaii Business Corporation Act as so amended. Any amendment, modification or repeal of this provision shall not adversely affect any right or protection of a director of the Corporation existing at the time of such amendment, modification or repeal.

Section 5.7 Indemnification. The Corporation shall indemnify, and advance funds to pay for or reimburse expenses to, its directors and officers to the fullest extent permitted by law. Any amendment, modification or repeal of the foregoing sentence shall not deprive any person of rights hereunder arising out of alleged or actual occurrences, acts or failures to act occurring prior to notice to such person of such amendment, modification or repeal.

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ARTICLE VI

SHARES

Section 6.1 Authorized Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is two hundred forty-seven million five hundred thousand (247,500,000), of which the Corporation shall have authority to issue two hundred twenty-five million (225,000,000) shares of common stock, without par value (the “Common Stock”), and twenty-two million five hundred thousand (22,500,000) shares of preferred stock, without par value (the “Preferred Stock”).

Section 6.2 Preferred Stock. The Board of Directors is expressly authorized to provide for the issuance of all or any shares of the Preferred Stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series and as may be permitted by the Hawaii Business Corporation Act, including, without limitation, the authority to provide that any such class or series may be (a) subject to redemption at such time or times and at such price or prices; (b) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (c) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; or (d) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Corporation at such price or prices or at such rates of exchange and with such adjustments, all as may be stated in such resolution or resolutions.

Section 6.3 Power to Sell and Purchase Stock. Subject to the requirements of applicable law, the Corporation shall have the power to issue and sell all or any part of any shares of any class of stock herein or hereafter authorized to such persons, and for such consideration, as the Board of Directors shall from time to time, in its discretion, determine, whether or not greater consideration could be received upon the issue or sale of the same number of shares of another class, and as otherwise permitted by law. Subject to the requirements of applicable law, the Corporation shall have the power to purchase any shares of any class of stock herein or hereafter authorized from such persons, and for such consideration, as the Board of Directors shall from time to time, in its discretion, determine, whether or not less consideration could be paid upon the purchase of the same number of shares of another class, and as otherwise permitted by law.

ARTICLE VII

RESTRICTION ON TRANSFER AND OWNERSHIP OF SHARES

Section 7.1 Definitions. For the purpose of this Article VII, the following terms shall have the following meanings:

(a) Aggregate Stock Ownership Limit. The term “Aggregate Stock Ownership Limit” shall mean 9.8% in value of the aggregate of the outstanding shares of Capital Stock, or such other percentage determined by the Board of Directors in accordance with Section 7.2(h). The value of the outstanding shares of Capital Stock shall be determined by the Board of Directors, which determination shall be final and conclusive for all purposes hereof. For the purposes of determining the percentage ownership of Capital Stock by any Person, shares of Capital Stock that may be acquired upon conversion, exchange or exercise of any securities of the Corporation directly or constructively held by such Person, but not shares of Capital Stock issuable with respect to the conversion, exchange or exercise of securities of the Corporation held by other Persons, shall be deemed to be outstanding prior to conversion, exchange or exercise.

(b) Applicable Stock Exchange. The term “Applicable Stock Exchange” shall mean the New York Stock Exchange, NASDAQ, or other national stock exchange on which the Corporation’s shares of Capital Stock are listed, or any successor stock exchange thereto.

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(c) Beneficial Ownership. The term “Beneficial Ownership” shall mean ownership of Capital Stock by a Person, whether the interest in the shares of Capital Stock is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 544 of the Code, as modified by Sections 856(h)(1)(B) and 856(h)(3)(A) of the Code. The terms “Beneficial Owner,” “Beneficially Owns” and “Beneficially Owned” shall have the correlative meanings.

(d) Business Day. The term “Business Day” shall mean any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions in the State of Hawaii are authorized or required by law, regulation or executive order to close.

(e) Capital Stock. The term “Capital Stock” shall mean all classes or series of stock of the Corporation, including, without limitation, Common Stock and Preferred Stock.

(f) Charitable Beneficiary. The term “Charitable Beneficiary” shall mean one or more beneficiaries of the Charitable Trust as determined pursuant to Section 7.3(f), provided that each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.

(g) Charitable Trust. The term “Charitable Trust” shall mean any trust provided for in Section 7.3(a).

(h) Common Stock Ownership Limit. The term “Common Stock Ownership Limit” shall mean 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of Common Stock, or such other percentage determined by the Board of Directors in accordance with Section 7.2(h). The number and value of the outstanding shares of Common Stock of the Corporation shall be determined by the Board of Directors, which determination shall be final and conclusive for all purposes hereof. For purposes of determining the percentage ownership of Common Stock by any Person, shares of Common Stock that may be acquired upon conversion, exchange or exercise of any securities of the Corporation directly or constructively held by such Person, but not shares of Common Stock issuable with respect to the conversion, exchange or exercise of securities of the Corporation held by other Persons, shall be deemed to be outstanding prior to conversion, exchange or exercise.

(i) Constructive Ownership. The term “Constructive Ownership” shall mean ownership of Capital Stock by a Person, whether the interest in the shares of Capital Stock is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. The terms “Constructive Owner,” “Constructively Owns” and “Constructively Owned” shall have the correlative meanings.

(j) Excepted Holder. The term “Excepted Holder” shall mean a Person for whom an Excepted Holder Limit is created by these Articles of Incorporation or by the Board of Directors pursuant to Section 7.2(g).

(k) Excepted Holder Limit. The term “Excepted Holder Limit” shall mean, provided that the affected Excepted Holder agrees to comply with the requirements established by these Articles of Incorporation or by the Board of Directors pursuant to Section 7.2(g) and subject to adjustment pursuant to Section 7.2(h), the percentage limit established for an Excepted Holder by these Articles of Incorporation or by the Board of Directors pursuant to Section 7.2(g).

(l) Initial Date. The term “Initial Date” shall mean the effective date of the merger of A&B REIT Merger Corporation, a Hawaii corporation and a direct, wholly owned subsidiary of the Corporation, with and into Alexander & Baldwin, Inc., a Hawaii corporation (“A&B”), with A&B surviving such merger as a wholly owned subsidiary of the Corporation.

(m) Market Price. The term “Market Price” on any date shall mean, with respect to any class or series of outstanding shares of Capital Stock, the Closing Price (as defined in this paragraph) for such Capital Stock on

Annex B – Page 4

such date. The “Closing Price” on any date shall mean the last reported sale price for such Capital Stock, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such Capital Stock, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the Applicable Stock Exchange or, if such Capital Stock is not listed or admitted to trading on the Applicable Stock Exchange, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such Capital Stock is listed or admitted to trading or, if such Capital Stock is not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the principal automated quotation system that may then be in use or, if such Capital Stock is not quoted by any such system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Capital Stock selected by the Board of Directors or, in the event that no trading price is available for such Capital Stock, the fair market value of the Capital Stock, as determined by the Board of Directors.

(n) Person. The term “Person” shall mean an individual, corporation, partnership, limited liability company, estate, trust (including a trust qualified under Sections 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity, and also includes a “group” as that term is used for purposes of Rule 13d-5(b) or Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and a group to which an Excepted Holder Limit applies.

(o) Prohibited Owner. The term “Prohibited Owner” shall mean, with respect to any purported Transfer (or other event), any Person who, but for the provisions of Section 7.2(a), would Beneficially Own or Constructively Own shares of Capital Stock in violation of the provisions of Section 7.2(a), and if appropriate in the context, shall also mean any Person who would have been the record owner of the shares of Capital Stock that the Prohibited Owner would have so owned.

(p) Restriction Termination Date. The term “Restriction Termination Date” shall mean the first day after the Initial Date on which the Board of Directors determines pursuant to Section 3.3 that it is no longer in the best interests of the Corporation to be taxed as a REIT for U.S. federal income tax purposes or that compliance with the restrictions and limitations on Beneficial Ownership, Constructive Ownership and Transfers of shares of Capital Stock set forth herein is not required in order for the Corporation to qualify as a REIT.

(q) TRS. The term “TRS” shall mean any taxable REIT subsidiary (as defined in Section 856(l) of the Code) of the Corporation.

(r) Transfer. The term “Transfer” shall mean any issuance, sale, transfer, gift, assignment, devise or other disposition, as well as any other event that causes any Person to acquire or change such Person’s percentage of Beneficial Ownership or Constructive Ownership, of Capital Stock or the right to vote or receive dividends on Capital Stock, or any agreement to take any such actions or cause any such events, including (i) the granting or exercise of any option (or any disposition of any option), (ii) any disposition of any securities or rights convertible into or exchangeable for Capital Stock or any interest in Capital Stock or any exercise of any such conversion or exchange right, and (iii) Transfers of interests in other entities that result in changes in Beneficial Ownership or Constructive Ownership of Capital Stock, in each case, whether voluntary or involuntary, whether owned of record, Constructively Owned or Beneficially Owned and whether by operation of law or otherwise. The terms “Transferring” and “Transferred” shall have the correlative meanings.

(s) Trustee. The term “Trustee” shall mean the Person, unaffiliated with both the Corporation and a Prohibited Owner, that is appointed by the Corporation to serve as trustee of the Charitable Trust.

Annex B – Page 5

Section 7.2 Capital Stock.

(a) Ownership Limitations. During the period commencing on the Initial Date and prior to the Restriction Termination Date or as otherwise set forth below, and subject to Section 7.4:

(i) Basic Restrictions.

(1) Except as provided in Section 7.2(h), no Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own shares of Capital Stock in excess of the Aggregate Stock Ownership Limit, and no Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own shares of Common Stock in excess of the Common Stock Ownership Limit. No Excepted Holder shall Beneficially Own or Constructively Own shares of Capital Stock in excess of the Excepted Holder Limit for such Excepted Holder.

(2) Except as provided in Section 7.2(h), no Person shall Beneficially Own or Constructively Own shares of Capital Stock to the extent that such Beneficial Ownership or Constructive Ownership of Capital Stock would result in the Corporation being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or otherwise failing to qualify as a REIT.

(3) Except as provided in Section 7.2(h), any Transfer of shares of Capital Stock that, if effective, would result in the Capital Stock being beneficially owned by fewer than 100 Persons (determined under the principles of Section 856(a)(5) of the Code) shall be void ab initio, and the intended transferee shall acquire no rights in such Capital Stock.

(4) Except as provided in Section 7.2(h), no Person shall Beneficially Own or Constructively Own shares of Capital Stock to the extent such Beneficial Ownership or Constructive Ownership would cause the Corporation to Beneficially Own or Constructively Own 9.9% or more of the ownership interests in a tenant (other than a TRS) of the Corporation’s real property within the meaning of Section 856(d)(2)(B) of the Code.

(5) No Person shall Beneficially Own or Constructively Own shares of Capital Stock to the extent that such Beneficial Ownership or Constructive Ownership would otherwise cause the Corporation to fail to qualify as a REIT under the Code, including, but not limited to, as a result of any “eligible independent contractor” (as defined in Section 856(d)(9)(A) of the Code) that operates a “qualified health care property” (as defined in Section 856(e)(6)(D)(i) of the Code) or a “qualified lodging facility” (as defined in Section 856(d)(9)(D) of the Code), on behalf of a TRS failing to qualify as such.

(6) No Person shall Beneficially Own or Constructively Own shares of Capital Stock to the extent that such Beneficial Ownership or Constructive Ownership of Capital Stock could result in the Corporation failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

(ii) Transfer in Trust/Transfer Void Ab Initio. If any Transfer of shares of Capital Stock (or other event) occurs which, if effective, would result in any Person Beneficially Owning or Constructively Owning shares of Capital Stock in violation of Section 7.2(a)(i)(1), (2), (4), (5) or (6),

(1) then that number of shares of the Capital Stock the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate Section 7.2(a)(i)(1), (2), (4), (5) or (6) (rounded up to the nearest whole share) shall be automatically transferred to a Charitable Trust for the benefit of a Charitable Beneficiary, as described in Section 7.3, effective as of the close of business on the Business Day prior to the date of such Transfer (or other event), and such Person shall acquire no rights in such shares of Capital Stock; or

(2) if the transfer to the Charitable Trust described in clause (1) of this Section 7.2(a)(ii) would not be effective for any reason to prevent the violation of Section 7.2(a)(i)(1), (2), (4), (5) or (6), then

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the Transfer of that number of shares of Capital Stock that otherwise would cause any Person to violate Section 7.2(a)(i)(1), (2), (4), (5) or (6) shall be void ab initio, and the intended transferee shall acquire no rights in such shares of Capital Stock.

(b) Remedies for Breach. If the Board of Directors or any duly authorized committee thereof shall at any time determine that a Transfer or other event has taken place that results in a violation of Section 7.2(a) or that a Person intends to acquire or has attempted to acquire Beneficial Ownership or Constructive Ownership of any shares of Capital Stock in violation of Section 7.2(a) (whether or not such violation is intended), the Board of Directors or a committee thereof, or other designees if and to the extent permitted by the Hawaii Business Corporation Act, shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the Corporation to redeem shares of Capital Stock, refusing to give effect to such Transfer on the books of the Corporation or instituting proceedings to enjoin such Transfer or other event; provided, however, that any Transfer or attempted Transfer or other event in violation of Section 7.2(a) shall automatically result in the transfer to the Charitable Trust described above, and, where applicable, such Transfer (or other event) shall be void ab initio as provided above irrespective of any action (or non-action) by the Board of Directors or a committee thereof, or other designee if and to the extent permitted by the Hawaii Business Corporation Act.

(c) Notice of Restricted Transfer. Any Person who acquires or attempts or intends to acquire Beneficial Ownership or Constructive Ownership of shares of Capital Stock that will or may violate Section 7.2(a)(i) or any Person who would have owned shares of Capital Stock that resulted in a transfer to the Charitable Trust pursuant to the provisions of Section 7.2(a)(ii) shall immediately give written notice to the Corporation of such event or, in the case of such a proposed or attempted transaction, give at least 15 days prior written notice, and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer on the Corporation’s status as a REIT.

(d) Owners Required to Provide Information. From the Initial Date and prior to the Restriction Termination Date:

(i) Every owner of more than five percent (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) in number or value of the outstanding shares of Capital Stock, within 30 days after the end of each taxable year, shall give written notice to the Corporation stating (1) the name and address of such owner, (2) the number of shares of Capital Stock Beneficially Owned and (3) a description of the manner in which such shares are held. Each such owner shall provide to the Corporation such additional information as the Corporation may request in order to determine the effect, if any, of such Beneficial Ownership on the Corporation’s status as a REIT and to ensure compliance with the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit; and

(ii) Each Person who is a Beneficial Owner or Constructive Owner of Capital Stock and each Person (including the shareholder of record) who is holding Capital Stock for a Beneficial Owner or Constructive Owner shall provide to the Corporation such information as the Corporation may request, in good faith, in order to determine the Corporation’s status as a REIT, to comply with requirements of any taxing authority or governmental authority, to determine compliance with such requirements or to ensure compliance with the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit.

(e) Remedies Not Limited. Nothing contained in this Section 7.2 shall limit the authority of the Board of Directors to take such other action as it deems necessary or advisable to, subject to Section 3.3, protect the Corporation and the interests of its shareholders in preserving the Corporation’s status as a REIT.

(f) Ambiguity. In the case of an ambiguity in the application of any of the provisions of this Article VII, including any definition contained in Section 7.1, the Board of Directors shall have the power to determine the application of the provisions of this Article VII with respect to any situation based on the facts known to it at such time. In the event Section 7.2 or Section 7.3 requires an action by the Board of Directors and

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these Articles of Incorporation fail to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of Sections 7.1, 7.2 or 7.3. Absent a decision to the contrary by the Board of Directors (which the Board of Directors may make in its sole and absolute discretion), if a Person would have (but for the remedies set forth in Sections 7.2(a) and 7.2(b)) acquired Beneficial Ownership or Constructive Ownership of Capital Stock in violation of Section 7.2(a), such remedies (as applicable) shall apply first to the shares of Capital Stock which, but for such remedies, would have been actually owned by such Person, and second to shares of Capital Stock which, but for such remedies, would have been Beneficially Owned or Constructively Owned (but not actually owned) by such Person, pro rata among the Persons who actually own such shares of Capital Stock based upon the relative number of the shares of Capital Stock held by each such Person.

(g) Exceptions.

(i) The Board of Directors, in its sole discretion, may exempt (prospectively or retroactively) a Person from the restrictions contained in Section 7.2(a)(i)(1), (2) or (4), as the case may be, and may establish or increase an Excepted Holder Limit for such Person if the Board of Directors obtains such representations, covenants and undertakings as the Board of Directors may deem appropriate in order to conclude that granting the exemption and/or establishing or increasing the Excepted Holder Limit, as the case may be, will not cause the Corporation to lose its status as a REIT.

(ii) Prior to granting any exception pursuant to Section 7.2(g)(i), the Board of Directors may require a ruling from the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to the Board of Directors in its sole discretion, as it may deem necessary or advisable in order to determine or ensure that granting the exception will not cause the Corporation to lose its status as a REIT. Notwithstanding the receipt of any ruling or opinion, the Board of Directors may impose such conditions or restrictions as it deems appropriate in connection with granting such exception.

(iii) Subject to Section 7.2(a)(i)(2), (4), (5) and (6), an underwriter, placement agent or initial purchaser that participates in a public offering, a private placement or other private offering of Capital Stock (or securities convertible into or exchangeable for Capital Stock) may Beneficially Own or Constructively Own shares of Capital Stock (or securities convertible into or exchangeable for Capital Stock) in excess of the Aggregate Stock Ownership Limit, the Common Stock Ownership Limit, or both such limits, but only to the extent necessary to facilitate such public offering, private placement or immediate resale of such Capital Stock, and provided that the restrictions contained in Section 7.2(a)(i) will not be violated following the distribution by such underwriter, placement agent or initial purchaser of such shares of Capital Stock.

(h) Change in Aggregate Stock Ownership Limit, Common Stock Ownership Limit and Excepted Holder Limits.

(i) The Board of Directors may from time to time increase or decrease the Aggregate Stock Ownership Limit and/or the Common Stock Ownership Limit; provided, however, that a decreased Aggregate Stock Ownership Limit and/or Common Stock Ownership Limit will not be effective for any Person whose percentage ownership of Capital Stock at the time of such Board action is in excess of such decreased Aggregate Stock Ownership Limit and/or Common Stock Ownership Limit until such time as such Person’s percentage of Capital Stock equals or falls below the decreased Aggregate Stock Ownership Limit and/or Common Stock Ownership Limit, but until such time as such Person’s percentage of Capital Stock falls below such decreased Aggregate Stock Ownership Limit and/or Common Stock Ownership Limit, any further acquisition of Capital Stock will be in violation of the Aggregate Stock Ownership Limit and/or Common Stock Ownership Limit and, provided further, that the new Aggregate Stock Ownership Limit and/or Common Stock Ownership Limit would not allow five or fewer individuals (taking into account all Excepted Holders) to Beneficially Own or Constructively Own more than 49.9% in value of the outstanding Capital Stock.

(ii) The Board of Directors may only reduce the Excepted Holder Limit for an Excepted Holder: (1) with the written consent of such Excepted Holder at any time, or (2) pursuant to the terms and conditions of

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the agreements and undertakings entered into with such Excepted Holder in connection with the establishment of the Excepted Holder Limit for that Excepted Holder. No Excepted Holder Limit shall be reduced to a percentage that is less than the then-existing Aggregate Stock Ownership Limit or Common Stock Ownership Limit, as applicable.

(i) Legend. Each certificate, if any, or any notice in lieu of any certificate, for shares of Capital Stock shall bear a conspicuous legend providing notice of the restrictions on ownership and transfer contained herein.

Section 7.3 Transfer of Capital Stock in Trust.

(a) Ownership in Trust. Upon any purported Transfer or other event described in Section 7.2(a)(ii) that would result in a transfer of shares of Capital Stock to a Charitable Trust, such shares of Capital Stock shall be deemed to have been transferred to the Trustee as trustee for the exclusive benefit of one or more Charitable Beneficiaries. Such transfer to the Trustee shall be deemed to be effective as of the close of business on the Business Day prior to the purported Transfer or other event that results in the transfer to the Charitable Trust pursuant to Section 7.2(a)(ii). The Trustee shall be appointed by the Corporation and shall be a Person unaffiliated with the Corporation and any Prohibited Owner. Each Charitable Beneficiary shall be designated by the Corporation as provided in Section 7.3(f).

(b) Status of Shares Held by the Trustee. Shares of Capital Stock held by the Trustee shall continue to be issued and outstanding shares of Capital Stock of the Corporation. The Prohibited Owner shall have no rights in the Capital Stock held by the Trustee. The Prohibited Owner shall not benefit economically from ownership of any shares held in trust by the Trustee, shall have no rights to dividends or other distributions and shall not possess any rights to vote or other rights attributable to the shares held in the Charitable Trust. The Prohibited Owner shall have no claim, cause of action or any other recourse whatsoever against the purported transferor of such Capital Stock.

(c) Dividend and Voting Rights. The Trustee shall have all voting rights and rights to dividends or other distributions with respect to shares of Capital Stock held in the Charitable Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid to a Prohibited Owner prior to the discovery by the Corporation that the shares of Capital Stock have been transferred to the Trustee shall be paid with respect to such shares of Capital Stock by the Prohibited Owner to the Trustee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the Trustee. Any dividends or other distributions so paid over to the Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares held in the Charitable Trust and, subject to Hawaii law, effective as of the date that the shares of Capital Stock have been transferred to the Charitable Trust, the Trustee shall have the authority (at the Trustee’s sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by the Corporation that the shares of Capital Stock have been transferred to the Trustee and (ii) to recast such vote in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary; provided, however, that if the Corporation has already taken irreversible corporate action, then the Trustee shall not have the authority to rescind and recast such vote. Notwithstanding the provisions of this Article VII, until the Corporation has received notification that shares of Capital Stock have been transferred into a Charitable Trust, the Corporation shall be entitled to rely on its share transfer and other shareholder records for purposes of preparing lists of shareholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes of shareholders.

(d) Sale of Shares by Trustee. Within 20 days of receiving notice from the Corporation that shares of Capital Stock have been transferred to the Charitable Trust, the Trustee of the Charitable Trust shall sell the shares held in the Charitable Trust to a Person, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth in Section 7.2(a)(i). Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the

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Prohibited Owner and to the Charitable Beneficiary as provided in this Section 7.3(d). The Prohibited Owner shall receive the lesser of (i) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Charitable Trust (e.g., in the case of a gift, devise or other such transaction), the Market Price of the shares on the day of the event causing the shares to be held in the Charitable Trust and (ii) the price per share received by the Trustee (net of any commissions and other expenses of sale) from the sale or other disposition of the shares held in the Charitable Trust. The Trustee may reduce the amount payable to the Prohibited Owner by the amount of dividends and other distributions paid to the Prohibited Owner and owed by the Prohibited Owner to the Trustee pursuant to Section 7.3(c). Any net sales proceeds in excess of the amount payable to the Prohibited Owner shall be immediately paid to the Charitable Beneficiary, together with any distributions thereon. If, prior to the discovery by the Corporation that shares of Capital Stock have been transferred to the Trustee, such shares are sold by a Prohibited Owner, then (1) such shares shall be deemed to have been sold on behalf of the Charitable Trust and (2) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to this Section 7.3(d), such excess shall be paid to the Trustee upon demand.

(e) Purchase Right in Stock Transferred to the Trustee. Shares of Capital Stock transferred to the Trustee shall be deemed to have been offered for sale to the Corporation, or its designee, at a price per share equal to the lesser of (i) the price paid per share in the transaction that resulted in such transfer to the Charitable Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date the Corporation, or its designee, accepts such offer. The Corporation may reduce the amount payable to the Prohibited Owner by the amount of dividends and other distributions paid to the Prohibited Owner and owed by the Prohibited Owner to the Trustee pursuant to Section 7.3(c). The Corporation may pay the amount of such reduction to the Trustee for the benefit of the Charitable Beneficiary. The Corporation shall have the right to accept such offer until the Trustee has sold the shares held in the Charitable Trust pursuant to Section 7.3(d). Upon such a sale to the Corporation, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner, and any dividends or other distributions held by the Trustee shall be paid to the Charitable Beneficiary.

(f) Designation of Charitable Beneficiaries. By written notice to the Trustee, the Corporation shall designate one or more nonprofit organizations to be the Charitable Beneficiary of the interest in the Charitable Trust such that the shares of Capital Stock held in the Charitable Trust would not violate the restrictions set forth in Section 7.2(a)(i) in the hands of such Charitable Beneficiary. Each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under one of Sections 170(b)(1)(A), 2055 and 2522 of the Code. Neither the failure of the Corporation to make such designation nor the failure of the Corporation to appoint the Trustee before the automatic transfer provided for in Section 7.2(a)(ii)(1) shall make such transfer ineffective, provided that the Corporation thereafter makes such designation and appointment.

Section 7.4 Applicable Stock Exchange Transactions. Nothing in this Article VII shall preclude the settlement of any transaction entered into through the facilities of the Applicable Stock Exchange or any other automated inter-dealer quotation system. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision of this Article VII, and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Article VII.

Section 7.5 Enforcement. The Corporation is authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Article VII.

Section 7.6 Non-Waiver. No delay or failure on the part of the Corporation or the Board of Directors in exercising any right hereunder shall operate as a waiver of any right of the Corporation or the Board of Directors, as the case may be, except to the extent specifically waived in writing.

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Section 7.7 Severability. If any provision of this Article VII or any application of any such provision is determined to be invalid by any federal or state court having jurisdiction over the issues, the validity of the remaining provisions shall not be affected and other applications of such provisions shall be affected only to the extent necessary to comply with the determination of such court.

ARTICLE VIII

AMENDMENT OF BYLAWS

Section 8.1 Amendment of Bylaws by Board of Directors. The Board of Directors may amend or repeal the Bylaws of the Corporation unless the shareholders in amending or repealing a particular bylaw provide expressly that the Board of Directors may not amend or repeal that bylaw.

Section 8.2 Amendment of Bylaws by Shareholders. The shareholders may amend or repeal the Bylaws of the Corporation even though the Bylaws of the Corporation may also be amended or repealed by the Board of Directors. Any amendment or repeal of the Bylaws of the Corporation by the shareholders shall require the affirmative vote of the holders of a majority of the shares of the Corporation outstanding and entitled to vote.

ARTICLE IX

AMENDMENT OF ARTICLES OF INCORPORATION

Section 9.1 The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed in these Articles of Incorporation, the Bylaws of the Corporation or the Hawaii Business Corporation Act, and all rights herein conferred upon shareholders are granted subject to such reservation.

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ANNEX C

—

BYLAWS

OF

ALEXANDER & BALDWIN REIT HOLDINGS, INC.

ARTICLE I

PRINCIPAL OFFICE; AGENT; SEAL

Section 1.1 Principal and Other Offices. The principal office of the Corporation shall be in Honolulu, Hawaii, and other offices of the Corporation may be located in such places within Hawaii or elsewhere as the Board of Directors may designate or as the business of the Corporation may require.

Section 1.2 Registered Agent. The Corporation shall continuously maintain in the State of Hawaii a registered agent as required by law.

Section 1.3 Seal. The Corporation shall have a corporate seal (and one or more duplicates thereof) of such form and device as the Board of Directors shall determine.

ARTICLE II SHAREHOLDERS

Section 2.1 Annual Meeting of Shareholders. The Corporation shall hold an annual meeting of shareholders for the purpose of electing directors and transacting such other business as may come before the meeting at a time as shall be fixed by the Board of Directors or the Chief Executive Officer. The failure to hold an annual meeting at the time fixed in accordance with these bylaws shall not affect the validity of any corporate action.

Section 2.2 Special Meeting of Shareholders.

2.2.1 A special meeting of shareholders shall be held upon the call of the Chairman of the Board, if appointed, the Chief Executive Officer or a majority of the directors then in office.

2.2.2 Subject to the provisions of this Section 2.2.2 and all other applicable sections of these bylaws, a special meeting of the shareholders shall be called by the Secretary upon written request (a “Special Meeting Request”) of one or more record holders of shares of stock of the Corporation representing not less than 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting (the “Requisite Percentage”). The Board of Directors shall determine in good faith whether all requirements set forth in this Section 2.2.2 have been satisfied and such determination shall be binding on the Corporation and its shareholders.

(a) A Special Meeting Request must be delivered by hand or by registered U.S. mail, postage prepaid, return receipt requested, or courier service, postage prepaid, to the attention of the Secretary at the principal executive offices of the Corporation. A Special Meeting Request shall be valid only if it is signed and dated by each shareholder of record submitting the Special Meeting Request and the beneficial owners, if any, on whose behalf the Special Meeting Request is being made, or such shareholder’s or beneficial owner’s duly authorized agent (each, a “Requesting Shareholder”), and is accompanied by (i) in the case of any director nominations proposed to be presented at the special meeting, a notice submitted by the Soliciting Person(s) containing the information and other documents required by Section 3.3.4; (ii) in the case of any matter (other than a director nomination) proposed to be conducted at the special meeting, a notice submitted by the Soliciting Person(s) containing the information and other documents required by Section 2.14.4; (iii) an agreement by the

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Requesting Shareholders to notify the Corporation promptly in the event of any disposition prior to the record date for the special meeting of shares of the Corporation owned of record and an acknowledgement that any such disposition shall be deemed to be a revocation of such Special Meeting Request with respect to such disposed shares; and (iv) documentary evidence that the Requesting Shareholders own the Requisite Percentage as of the date on which the Special Meeting Request is delivered to the Secretary; provided, however, that if the Requesting Shareholders are not the beneficial owners of the shares representing the Requisite Percentage, then to be valid, the Special Meeting Request must also include documentary evidence (or, if not simultaneously provided with the Special Meeting Request, such documentary evidence must be delivered to the Secretary within ten (10) days after the date on which the Special Meeting Request is delivered to the Secretary) that the beneficial owners on whose behalf the Special Meeting Request is made beneficially own the Requisite Percentage as of the date on which such Special Meeting Request is delivered to the Secretary. In addition, (x) any person providing any information to the Corporation pursuant to this Section 2.2.2 shall further update and supplement such information, if necessary, so that all information provided or required to be provided pursuant to this Section 2.2.2 shall be true and correct as of the record date for the special meeting, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for the meeting and (y) the Soliciting Persons shall promptly provide any other information reasonably requested by the Corporation. For purposes of this Section 2.2.2, “Soliciting Person” shall mean (A) if the number of Requesting Shareholders is ten or fewer, each Requesting Shareholder, and (B) if the number of Requesting Shareholders is more than ten, each person who either was a participant in any solicitation of such request or, at the time of the delivery of such request to the Corporation, had engaged or intended to engage in any solicitation of proxies for use at such meeting (other than a solicitation of proxies on behalf of the Corporation).

(b) A Special Meeting Request shall not be valid, and a special meeting requested by shareholders shall not be held, if (i) the Special Meeting Request does not comply with this Section 2.2.2; (ii) the Special Meeting Request relates to an item of business that is not a proper subject for shareholder action under applicable law; (iii) the Special Meeting Request is delivered during the period commencing one hundred twenty (120) days prior to the first anniversary of the date of the immediately preceding annual meeting of shareholders and ending on the earlier of (x) the date of the next annual meeting and (y) thirty (30) days after the first anniversary of the date of the previous annual meeting; (iv) an identical or substantially similar item (as determined in good faith by the Board of Directors, a “Similar Item”), other than the election of directors, was presented at an annual or special meeting of shareholders held not more than twelve (12) months before the Special Meeting Request is delivered; (v) a Similar Item was presented at an annual or special meeting of shareholders held not more than one hundred twenty (120) days before the Special Meeting Request is delivered (and, for purposes of this clause (v), the election of directors shall be deemed to be a “Similar Item” with respect to all items of business involving the election or removal of directors, changing the size of the Board of Directors and the filling of vacancies and/or newly created directorships resulting from any increase in the authorized number of directors); (vi) a Similar Item is included in the Corporation’s notice of meeting as an item of business to be brought before an annual or special meeting of shareholders that has been called but not yet held or that is called for a date within one hundred twenty (120) days of the receipt by the Secretary of a Special Meeting Request; or (vii) the Special Meeting Request was made in a manner that involved a violation of Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or other applicable law.

(c) Special meetings of shareholders called pursuant to this Section 2.2.2 shall be held on such date, and at such time as the Board of Directors shall fix; provided, however, that the special meeting shall not be held more than 120 days after receipt by the Secretary of a valid Special Meeting Request.

(d) The Requesting Shareholders may revoke a Special Meeting Request by written revocation delivered to the Secretary at the principal executive offices of the Corporation at any time prior to the special meeting. If, following such revocation (or deemed revocation pursuant to Section 2.2.2(a)(iii)), there are unrevoked requests from Requesting Shareholders holding in the aggregate less than the Requisite Percentage, the Board of Directors, in its discretion, may cancel the special meeting.

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(e) If none of the Soliciting Persons appear or send a duly authorized agent to present the business to be presented for consideration specified in the Special Meeting Request, or if any Requesting Shareholder otherwise breaches any of its representations or fails to comply with any of its obligations under this Section 2.2, as determined by the Board of Directors (or any duly authorized committee thereof) or the chairman of the special meeting, the Corporation need not present such business for a vote at the special meeting, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

(f) Business transacted at any special meeting called pursuant to this Section 2.2.2 shall be limited to (i) the purpose(s) stated in the valid Special Meeting Request received from the Requisite Percentage of record holders and (ii) any additional matters that the Board of Directors determines to include in the Corporation’s notice of the special meeting.

Section 2.3 Place of Meeting of Shareholders. An annual or special shareholders’ meeting may be held at such place, in or out of the State of Hawaii, as may be fixed by the Board of Directors. If no place is fixed, the meeting shall be held at the principal office of the Corporation.

Section 2.4 Meeting of Shareholders Held by Remote Communication. Notwithstanding Section 2.3 of these bylaws, the Board of Directors, in its sole discretion, is authorized to determine that any annual or special meeting of shareholders shall not be held at any place, but may instead be held solely by means of remote communication; provided that the Corporation shall: (a) implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a shareholder or proxy of a shareholder; (b) implement reasonable measures to provide shareholders and proxies of shareholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to read or hear the proceedings of the meeting concurrently with the proceedings; and (c) maintain a record of voting or action by any shareholder or proxy of a shareholder that votes or takes other action at the meeting by means of remote communication. Subject to guidelines and procedures adopted by the Board of Directors, shareholders and proxies of shareholders not physically present at a meeting of shareholders by means of remote communication may participate in the meeting, and be deemed present in person and vote at the meeting whether the meeting is held at a designated place or solely by means of remote communication.

Section 2.5 Notice of Shareholders’ Meeting. The Corporation shall notify shareholders of the date, time, and place, if any, of each annual and special shareholders’ meeting no fewer than ten (10) nor more than sixty (60) days before the meeting date. Notice of an annual or special meeting shall include a description of the purpose or purposes for which the meeting is called. If a meeting is held solely by means of remote communication, the notice shall also inform shareholders of the means of remote communication by which shareholders may be deemed to be present in person and allowed to vote.

Section 2.6 Quorum and Voting. Except as otherwise provided by the articles of incorporation, these bylaws or law, a quorum at all meetings of shareholders shall consist of the holders of record of a majority of the shares outstanding and entitled to vote thereat, present in person or by proxy. If a quorum exists, action on a matter (other than election of directors) is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the articles of incorporation or the Hawaii Business Corporation Act require a greater number of affirmative votes.

Section 2.7 Record Date. The Board of Directors may fix the record date to determine the shareholders entitled to notice of a shareholders’ meeting, to demand a special meeting, to vote, or to take any other action. The record date may be a future date, but may not be more than seventy (70) days before the meeting or action requiring a determination of shareholders. A determination of shareholders entitled to notice of or to vote at a shareholders’ meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date, which it must do if the meeting is adjourned to a date more than one hundred twenty (120) days after the date fixed for the original meeting.

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Section 2.8 Shareholders’ List for Meeting. After fixing a record date for a meeting, the Corporation shall prepare an alphabetical list of the names of all its shareholders who are entitled to notice of the shareholders’ meeting showing the address of and number of shares held by each shareholder. The list shall be available for inspection by any shareholder, beginning two (2) business days after notice of the meeting for which the list was prepared is given and continuing through the meeting, at the Corporation’s principal office or at a place identified in the meeting notice in the city where the meeting will be held. A shareholder, the shareholder’s agent, or the shareholder’s attorney, shall be entitled on written demand to inspect and to copy the list, during regular business hours and at the shareholder’s expense, during the period it is available for inspection. The Corporation shall make the shareholders’ list available at the meeting, and any shareholder, shareholder’s agent, or shareholder’s attorney, is entitled to inspect the list at any time during the meeting or any adjournment. Refusal or failure to prepare or make available the shareholders’ list does not affect the validity of action taken at the meeting.

Section 2.9 Voting of Shares. Except as otherwise provided by the articles of incorporation, these bylaws or the Hawaii Business Corporation Act, each outstanding share is entitled to one vote on each matter voted on at a shareholders’ meeting. Only shares are entitled to vote.

Section 2.10 Proxies. A shareholder may vote the shareholder’s shares in person or by proxy. A shareholder may appoint a proxy to vote or otherwise act for the shareholder by signing an appointment form. The appointment form shall be signed by either the shareholder personally or by the shareholder’s attorney-in-fact. An appointment is valid for eleven (11) months unless a longer period is expressly provided in the appointment form. An appointment of a proxy is revocable by the shareholder unless the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest. Appointments coupled with an interest include, but are not limited to, the appointment of (a) a pledgee, (b) a person who purchased or agreed to purchase the shares, and (c) a creditor of the Corporation who extended it credit under terms requiring the appointment. An appointment made irrevocable is revoked when the interest with which it is coupled is extinguished.

Section 2.11 Acceptance of Votes. If the name signed on a vote, consent, waiver, or proxy appointment corresponds to the name of a shareholder, the Corporation, acting in good faith, is entitled to accept the vote, consent, waiver, or proxy appointment and to give it effect as the act of the shareholder. Subject to any express limitation on a proxy’s authority appearing on the face of the appointment form, the Corporation is entitled to accept the proxy’s vote or other action as that of the shareholder making the appointment. The Corporation is entitled to reject a vote, consent, waiver, or proxy appointment if the Secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis to doubt the validity of the signature on the vote, consent, waiver, or proxy appointment or the signatory’s authority to sign for the shareholder. The Corporation and its officer or agent who accepts or rejects a vote, consent, waiver, or proxy appointment in good faith and in accordance with the standards of this Section 2.11 are not liable in damages to the shareholder for the consequences of the acceptance or rejection. Corporate action based on the acceptance or rejection of a vote, consent, waiver, or proxy appointment under this Section 2.11 is valid unless a court of competent jurisdiction determines otherwise.

Section 2.12 Election of Directors. Except as may be otherwise provided in the articles of incorporation with respect to any directors to be elected by the holders of preferred stock of the Corporation or as otherwise provided in Section 5.4 of the articles of incorporation, a nominee for director shall be elected to the Board of Directors if the votes cast “for” such nominee’s election at a shareholder meeting at which a quorum is present exceed the votes cast “against” such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of shareholders for which the Secretary of the Corporation determines that the number of nominees or proposed nominees exceeds the number of directors to be elected as of the date that is ten (10) days prior to the date the Corporation files its definitive proxy statement for such meeting with the Securities and Exchange Commission (regardless of whether or not thereafter revised or supplemented). There shall be no cumulative voting in the election of directors.

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Section 2.13 Conduct of Meetings. The Board of Directors may adopt by resolution such rules and regulations for the conduct of any meeting of shareholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of shareholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to shareholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

Section 2.14 Nature of Business at Meetings of Shareholders.

2.14.1 Only such business (other than nominations for election to the Board of Directors, which must comply with the provisions of Section 3.3) may be transacted at an annual meeting of shareholders as is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) otherwise properly brought before the annual meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof), or (c) otherwise properly brought before the annual meeting by any shareholder of the Corporation (i) who is a shareholder of record on the date of the giving of the notice provided for in this Section 2.14 and on the record date for the determination of shareholders entitled to notice of and to vote at such annual meeting and (ii) who complies with the procedures set forth in this Section 2.14.

2.14.2 In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

2.14.3 To be timely, a shareholder’s notice to the Secretary must be delivered to or be mailed and received at the principal executive offices of the Corporation not less than one hundred twenty (120) days nor more than one hundred fifty (150) days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs. In no event shall the adjournment or postponement of an annual meeting, or the public announcement of such an adjournment or postponement, commence a new time period (or extend any time period) for the giving of a shareholder’s notice as described above.

2.14.4 To be in proper written form, a shareholder’s notice to the Secretary must set forth the following: (a) as to each matter such shareholder proposes to bring before the annual meeting, a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, and (b) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is being made, (i) the name and address of such person, (ii) (A) the class or series and number of all shares of stock of the Corporation which are owned beneficially or of record by such person and any affiliates or associates of such person, (B) the name of each nominee holder of all shares of stock of the Corporation owned beneficially but not of record by such person or any affiliates or associates of such person, and the number of such shares of stock of the Corporation held by each such nominee holder, (C) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such person, or any affiliates or associates of such

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person, with respect to stock of the Corporation and (D) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock of the Corporation) has been made by or on behalf of such person, or any affiliates or associates of such person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage the risk or benefit of stock price changes for, such person, or any affiliates or associates of such person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any affiliates or associates of such person, with respect to stock of the Corporation, (iii) a description of all agreements, arrangements, or understandings (whether written or oral) between or among such person, or any affiliates or associates of such person, and any other person or persons (including their names) in connection with the proposal of such business and any material interest of such person or any affiliates or associates of such person, in such business, including any anticipated benefit therefrom to such person, or any affiliates or associates of such person, (iv) a representation that the shareholder giving the notice (or a qualified representative thereof) will appear in person at the annual meeting to bring such business before the meeting, and (v) any other information relating to such person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies by such person with respect to the proposed business to be brought by such person before the annual meeting pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

2.14.5 A shareholder providing notice of business proposed to be brought before an annual meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.14 shall be true and correct as of the record date for determining the shareholders entitled to receive notice of the annual meeting and such update and supplement shall be delivered to or be mailed and received by the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for determining the shareholders entitled to receive notice of the annual meeting.

2.14.6 No business shall be conducted at the annual meeting of shareholders except business brought before the annual meeting in accordance with Section 2.14.1 and any applicable procedures set forth in this Section 2.14; provided, however, that, once business has been properly brought before the annual meeting in accordance therewith, nothing in this Section 2.14 shall be deemed to preclude discussion by any shareholder of any such business. If the chairman of an annual meeting determines that business was not properly brought before the annual meeting in accordance with Section 2.14.1 and any applicable procedures set forth in this Section 2.14, the chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For the avoidance of doubt, if the shareholder proposing any business breaches any of its representations or fails to comply with any of its obligations under this Section 2.14, as determined by the Board of Directors (or any duly authorized committee thereof) or the chairman of the annual meeting, then such business shall be deemed not to have been properly brought before the annual meeting in accordance with the procedures set forth in this Section 2.14 and such business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

2.14.7 Nothing contained in this Section 2.14 shall be deemed to affect any rights of shareholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act (or any successor provision of law).

Section 2.15 Action Without Meeting. Action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting if the action is taken by all the shareholders entitled to vote on the action. The action shall be evidenced by one or more written consents describing the action taken, signed before or after the intended effective date of the action by all the shareholders entitled to vote on the action, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records, and such consent shall have the effect of a meeting vote and may be described as such in any document. Any copy, facsimile, or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all

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purposes for which the original writing could be used; provided that the copy, facsimile, or other reproduction shall be a complete reproduction of the entire original writing.

Section 2.16 Adjournment. Any meeting of shareholders, whether annual or special, and whether a quorum be present or not, may be adjourned from time to time by the chairman thereof, with the consent of the holders of a majority of all of the shares of stock present or represented at such meeting, and entitled to vote thereat. If an annual or special shareholders’ meeting is adjourned to a different date, time, or place, notice need not be given of the new date, time, or place if the new date, time, or place is announced at the meeting before adjournment. In addition, if the annual or special shareholders’ meeting was held solely by means of remote communication, and the adjourned meeting will be held by a means of remote communication by which shareholders may be deemed to be present in person and vote, notice need not be given of the new means of remote communication if the new means of remote communication is announced at the meeting before adjournment. If a new record date for an adjourned meeting is or must be fixed under Section 2.7, notice of the adjourned meeting shall be given to shareholders who are entitled to notice of the new record date.

ARTICLE III

BOARD OF DIRECTORS

Section 3.1 Duties of the Board of Directors. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation managed under the direction of, its Board of Directors, subject to any limitation set forth in an agreement approved or signed by all shareholders and otherwise authorized under the Hawaii Business Corporation Act.

Section 3.2 Number, Election, Terms and Qualifications of Directors.

3.2.1 The Board of Directors shall consist of not less than three (3) nor more than twelve (12) individuals, the exact number to be determined in accordance with the articles of incorporation.

3.2.2 Except as provided otherwise in Section 5.4 of the articles of incorporation, directors shall be elected at each annual meeting of shareholders, and each director so elected shall hold office until the next annual meeting of shareholders and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation or removal.

3.2.3 No person shall be elected as a director at any annual meeting or special meeting who has achieved the age of seventy-two (72) years prior to such annual or special meeting; provided, however, the Board of Directors, in its sole discretion, may determine to waive such requirement and increase the maximum age of eligibility for any particular director by one or more years.

Section 3.3 Nomination of Directors.

3.3.1 Nominations of persons for election to the Board of Directors may be made at any annual meeting of shareholders, or at any special meeting of shareholders called for the purpose of electing directors, only (a) by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (b) by any shareholder of the Corporation (i) who is a shareholder of record on the date of the giving of the notice provided for in this Section 3.3 and on the record date for the determination of shareholders entitled to notice of and to vote at such annual meeting or special meeting and (ii) who complies with the procedures set forth in this Section 3.3.

3.3.2 In addition to any other applicable requirements, for a nomination to be made by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

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3.3.3 To be timely, a shareholder’s notice to the Secretary must be delivered to or be mailed and received at the principal executive offices of the Corporation (a) in the case of an annual meeting, not less than one hundred twenty (120) days nor more than one hundred fifty (150) days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs and (b) in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs. In no event shall the adjournment or postponement of an annual meeting or a special meeting called for the purpose of electing directors, or the public announcement of such an adjournment or postponement, commence a new time period (or extend any time period) for the giving of a shareholder’s notice as described above.

3.3.4 To be in proper written form, a shareholder’s notice to the Secretary must set forth the following: (a) as to each person whom the shareholder proposes to nominate for election as a director (i) the name, age, business address and residence address of such person; (ii) the principal occupation or employment of such person; (iii) (A) the class or series and number of all shares of stock of the Corporation which are owned beneficially or of record by such person and any affiliates or associates of such person, (B) the name of each nominee holder of all shares of stock of the Corporation owned beneficially but not of record by such person or any affiliates or associates of such person, and the number of such shares of stock of the Corporation held by each such nominee holder, (C) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such person, or any affiliates or associates of such person, with respect to stock of the Corporation and (D) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock of the Corporation) has been made by or on behalf of such person, or any affiliates or associates of such person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage the risk or benefit of stock price changes for, such person, or any affiliates or associates of such person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any affiliates or associates of such person, with respect to stock of the Corporation; and (iv) any other information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (b) as to the shareholder giving the notice, and the beneficial owner, if any, on whose behalf the nomination is being made, (i) the name and record address of the shareholder giving the notice and the name and principal place of business of such beneficial owner; (ii) (A) the class or series and number of all shares of stock of the Corporation which are owned beneficially or of record by such person and any affiliates or associates of such person, (B) the name of each nominee holder of all shares of stock of the Corporation owned beneficially but not of record by such person or any affiliates or associates of such person, and the number of such shares of stock of the Corporation held by each such nominee holder, (C) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such person, or any affiliates or associates of such person, with respect to stock of the Corporation and (D) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock of the Corporation) has been made by or on behalf of such person, or any affiliates or associates of such person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage the risk or benefit of stock price changes for, such person, or any affiliates or associates of such person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any affiliates or associates of such person, with respect to stock of the Corporation; (iii) a description of all agreements, arrangements, or understandings (whether written or oral) between such person, or any affiliates or associates of such person, and any proposed nominee or any other person or persons (including their names) pursuant to which the nomination(s) are being made by such person, and any material interest of such person, or any affiliates or

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associates of such person, in such nomination, including any anticipated benefit therefrom to such person, or any affiliates or associates of such person; (iv) a representation that the shareholder giving the notice (or a qualified representative thereof) will appear in person at the annual meeting or special meeting to nominate the persons named in its notice; and (v) any other information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

3.3.5 In addition to the information required or requested pursuant to Section 3.3.5 or any other provision of these bylaws, the Corporation may require any proposed nominee to furnish any other information (a) that may reasonably be requested by the Corporation to determine whether the proposed nominee would be independent under the rules and listing standards of the securities exchanges upon which the Corporation’s stock is listed or traded, any applicable rules of the Securities and Exchange Commission or any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the Corporation’s Directors, (b) that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such proposed nominee or (c) that may reasonably be requested by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

3.3.6 Any person providing any information to the Corporation pursuant to this Section 3.3 shall further update and supplement such information, if necessary, so that all information provided or required to be provided pursuant to this Section 3.3 shall be true and correct as of the record date for determining the shareholders entitled to receive notice of the annual meeting or special meeting, and such update and supplement shall be delivered to or be mailed and received by the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for determining the shareholders entitled to receive notice of such annual meeting or special meeting.

3.3.7 Except as may be otherwise provided in the articles of incorporation with respect to the right of holders of preferred stock of the Corporation to nominate and elect a specified number of directors in certain circumstances, no person shall be eligible for election as a director of the Corporation unless nominated in accordance with Section 3.3.1 and any applicable procedures set forth in this Section 3.3. If the chairman of the meeting determines that a nomination was not made in accordance therewith, the chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For the avoidance of doubt, if a nominee and/or the shareholder providing notice of a nomination relating to such nominee breaches any of its representations or fails to comply with any of its obligations under this Section 3.3, as determined by the Board of Directors (or any duly authorized committee thereof) or the chairman of the annual meeting, then such nomination shall be deemed not to have been made in accordance with the procedures set forth in this Section 3.3 and such defective nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

Section 3.4 Resignation of Directors. A director may resign at any time by delivering notice given in writing or by electronic transmission to the Chairman of the Board, if appointed, or the Chief Executive Officer. A resignation is effective when the notice is delivered unless the notice specifies a later effective date.

Section 3.5 Meetings of the Board of Directors. A regular meeting of the Board of Directors shall be held without notice other than this bylaw for the purpose of appointing officers and transacting such other business as may come before the meeting immediately after, and at the same place as, the annual meeting of the shareholders. The Board of Directors may hold other regular meetings or special meetings in or out of the State of Hawaii. The Board of Directors may permit any or all directors to participate in a regular or special meeting by, or conduct the meeting through the use of, any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

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Section 3.6 Notice of Meeting. Regular meetings of the Board of Directors may be held without notice of the date, time, place, or purpose of the meeting. Special meetings of the Board of Directors must be preceded by at least twenty-four hours’ notice of the date, time, and place of the meeting. The notice need not describe the purpose of the special meeting. A director may waive any required notice before or after the date and time stated in the notice. The waiver shall be in writing, signed by the director entitled to the notice or by electronic transmission by the director entitled to notice, and filed with the minutes or corporate records; except that a director’s attendance at or participation in a meeting waives any required notice to the director of the meeting unless the director at the beginning of the meeting (or promptly upon the director’s arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 3.7 Action Without Meeting. Action required or permitted to be taken at a Board of Directors’ meeting may be taken without a meeting if the action is taken by all members of the Board of Directors. The action shall be evidenced by one or more consents describing the action taken, given either in writing and signed before or after the intended effective date of the action by each director, or by electronic transmission, and included in the minutes or filed with the corporate records reflecting the action taken. In the case of a consent by electronic transmission, the electronic transmission shall set forth or be submitted with information from which it may be determined that the electronic transmission was authorized by the director who sent the electronic transmission. A consent signed or given by electronic transmission under this Section 3.7 has the effect of a meeting vote and may be described as such in any document.

Section 3.8 Quorum and Voting. A quorum of the Board of Directors consists of a majority of the number of directors prescribed, or, if no number is prescribed, the number in office immediately before the meeting begins. If a quorum is present when a vote is taken, the affirmative vote of a majority of directors present is the act of the Board of Directors. A director who is present at a meeting of the Board of Directors or a committee of the Board of Directors when corporate action is taken is deemed to have assented to the action taken unless: (a) the director objects at the beginning of the meeting (or promptly upon the director’s arrival) to holding it or transacting business at the meeting, (b) the director’s dissent or abstention from the action taken is entered in the minutes of the meeting, or (c) the director delivers written notice of the director’s dissent or abstention to the presiding officer of the meeting before its adjournment or to the Corporation immediately after adjournment of the meeting. The right of dissent or abstention is not available to a director who votes in favor of the action taken.

Section 3.9 Expenses and Fees. By resolution of the Board of Directors, such compensation, fees and expenses as the Board of Directors may from time to time determine shall be allowed and paid to directors for services on the Board of Directors or any committee created by the Board of Directors; provided that nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 3.10 Committees.

3.10.1 The Board of Directors may create one or more committees and appoint members of the Board of Directors to serve on them. Each committee must have two or more members, who serve at the pleasure of the Board of Directors. The creation of a committee and appointment of members to it must be approved by the greater of: (a) a majority of all the directors in office when the action is taken, or (b) the number of directors required to take action under Section 3.8 of these bylaws. Section 3.5 to Section 3.8 of these bylaws, which govern meetings, action without meetings, notice and waiver of notice, and quorum and voting requirements of the Board of Directors, apply to committees and their members as well.

3.10.2 To the extent specified by the Board of Directors, each committee may exercise the authority of the Board of Directors, subject to the limitation set forth in Section 414-216(e) of the Hawaii Business Corporation Act.

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Section 3.11 Directors’ Conflicting Interest Transactions. A director’s conflicting interest transaction may not be enjoined, set aside, or give rise to an award of damages or other sanctions, in a proceeding by a shareholder or by or in the right of the Corporation, because the director, or any person with whom or which the director has a personal, economic, or other association, has an interest in the transaction, if: (a) directors’ action respecting the transaction was at any time taken in compliance with law; (b) shareholders’ action respecting the transaction was at any time taken in compliance with law; or (c) the transaction, judged according to the circumstances at the time of commitment, is established to have been fair to the Corporation.

ARTICLE IV

OFFICERS

Section 4.1 Officers. The Corporation shall have the officers and assistant officers as shall be appointed from time to time by the Board of Directors or by a duly appointed officer authorized by the Board of Directors to appoint one or more officers or assistant officers. The same individual may simultaneously hold more than one office in the Corporation. One of the officers shall have responsibility for preparation and custody of minutes of the directors’ and shareholders’ meetings and for authenticating records of the Corporation. Each officer shall have the authority and shall perform the duties prescribed by these bylaws, and to the extent not inconsistent herewith, as further prescribed by the Board of Directors or by direction of an officer authorized by the Board of Directors to prescribe the duties of other officers. The officers may include one or more of the following:

4.1.1 Chairman of the Board. The Chairman of the Board, if appointed, shall preside at all meetings of the shareholders and the Board of Directors. The Chairman of the Board, if appointed, shall also exercise such powers and perform such other duties as may be assigned by the Board of Directors.

4.1.2 Chief Executive Officer. The Chief Executive Officer, in the absence of the Chairman of the Board (if appointed), shall preside at all meetings of the shareholders and the Board of Directors. The Chief Executive Officer shall have general charge and supervision of the business of the Corporation. The Chief Executive Officer shall perform other duties as are incident to the Chief Executive Officer’s office or as may be prescribed by the Board of Directors.

4.1.3 President. The President, if not appointed the Chief Executive Officer, shall serve as Chief Executive Officer in the absence of the Chief Executive Officer. When so acting, the President shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer. The President shall perform other duties as are incident to the President’s office or as may be prescribed by the Chief Executive Officer or the Board of Directors.

4.1.4 Vice Presidents. In the absence of the Chairman of the Board, if appointed, the Chief Executive Officer and the President, the vice president or vice presidents shall, in the order designated by the Chief Executive Officer or the Board of Directors, perform all of the duties of the Chief Executive Officer. When so acting a vice president shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer. The vice president or vice presidents shall perform other duties as may be prescribed by the Chief Executive Officer, the President or the Board of Directors.

4.1.5 Secretary. The Secretary shall keep the minutes of all meetings of shareholders, the Board of Directors and committees of the Board of Directors (if any). The Secretary shall give notice in conformity with these bylaws of all meetings of the shareholders and the Board of Directors. In the absence of the Chief Executive Officer, the President and any vice president, the Secretary shall have the power to call meetings of the shareholders, the Board of Directors and committees of the Board of Directors. The Secretary shall perform other duties as are incident to the Secretary’s office or as may be prescribed by the Chief Executive Officer or the Board of Directors.

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4.1.6 Chief Financial Officer. The Chief Financial Officer shall exercise general supervision over the financial and accounting affairs of the Corporation. The Board of Directors or the Chief Executive Officer may designate another officer as the principal accounting officer of the Corporation, which person shall report to the Chief Financial Officer. The Chief Financial Officer shall perform other duties as are incident to the Chief Financial Officer’s office or as may be prescribed by the Chief Executive Officer or the Board of Directors.

4.1.7 Treasurer. The Treasurer shall perform such duties as are incident to the Treasurer’s office, including without limitation the duty and power to keep and be responsible for all funds and securities of the Corporation, to deposit funds of the Corporation in proper depositories, to disburse such funds, to make proper accounts of such funds and to render, as required by the Chief Executive Officer, the Chief Financial Officer or the Board of Directors, statements of all such transactions. The Treasurer shall perform other duties as may be prescribed by the Chief Executive Officer, the Chief Financial Officer or the Board of Directors.

4.1.8 Controller. The Controller shall have custody of and supervise and control the keeping of the accounts and books of the Corporation, and shall develop records and procedures for control of costs, maintain proper tax records and supervise the preparation of tax returns, develop procedures for internal auditing, maintain proper relationships with the external auditors, administer programs relating to capital expenditure and operating budgets and prepare the financial statements of the Corporation. The Controller shall perform other duties as are incident to the Controller’s office or as may be prescribed by the Chief Executive Officer, the Chief Financial Officer or the Board of Directors.

4.1.9 Assistant Secretary and Assistant Treasurer. The Assistant Secretary or assistant secretaries and the Assistant Treasurer or assistant treasurers, if appointed, shall, in such order as the Board of Directors may determine, perform all of the duties and exercise all of the powers of the Secretary and Treasurer, respectively, during the absence or disability of, and in the event of a vacancy in the office of, the Secretary or Treasurer, respectively, and shall perform other duties as may be prescribed by the Chief Executive Officer, the Secretary in the case of assistant secretaries, the Treasurer in the case of the assistant treasurers, or the Board of Directors.

Section 4.2 Resignation of Officers. An officer may resign at any time by delivering notice to the Corporation. A resignation is effective when the notice is delivered unless the notice specifies a later effective date. If a resignation is made effective at a later date and the Corporation accepts the future effective date, the Board of Directors may fill the pending vacancy before the effective date if the Board of Directors provides that the successor does not take office until the effective date.

Section 4.3 Removal of Officers. Any officer may be removed by the Board of Directors whenever, in its judgment, the best interests of the Corporation will be served thereby.

ARTICLE V

VOTING OF STOCK BY THE CORPORATION

Section 5.1 In all cases where the Corporation owns, holds, or represents under power of attorney or by proxy or in any other representative capacity shares of capital stock of any corporation or shares or interests in business trusts, co-partnerships, or other associations, such shares or interest shall be represented or voted in person or by proxy by the Chief Executive Officer, or in his absence, by the President, or in his absence by the Vice President, or if there be more than one vice president present, then by such vice president as the Board of Directors shall have designated as Executive Vice President, or failing any such designation, by any vice president, or in the absence of any vice president, by the Treasurer, or in his absence, by the Secretary; provided, however, that any person specifically appointed by the Board of Directors for the purpose shall have the right and authority to represent and vote such shares or interests with precedence over all of the above-named.

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ARTICLE VI CAPITAL STOCK

Section 6.1 Form and Content of Certificates.

6.1.1 Shares of stock of the Corporation may but need not be represented by certificates (as determined by the Board of Directors). The certificates of any class of stock of the Corporation (if any) shall be in such form and of such device as the Board of Directors may, from time to time, determine. The rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificated shares of the same class and series shall be identical. Every share certificate shall be signed by the Chairman of the Board, if appointed, or the Chief Executive Officer or the President or a vice president and by the Treasurer or the Secretary or an assistant treasurer or assistant secretary and shall bear the corporate seal; provided, however, that the Board of Directors in its discretion may provide that any certificate which shall be signed by a transfer agent or by a registrar may be sealed with only the facsimile seal of the Corporation and may be signed with only the facsimile signatures of the officers above designated. In case any officer who has signed or whose facsimile signature has been placed upon any certificate shall have ceased to be such officer before such certificate is issued, such certificate may, nevertheless, be issued with the same effect as if such officer had not ceased to be such at the date of its issue. Certificates shall not be issued for, nor shall there be registered any transfer of, any fraction of a share. In the event that fractional parts of or interests in any share shall result in any manner from any action by the shareholders or directors of the Corporation, the Treasurer may sell the aggregate of such fractional interests under such reasonable terms and conditions as the Treasurer shall determine, subject, however, to the control of the Board of Directors, and distribute the proceeds thereof to the person or persons entitled thereto.

6.1.2 At a minimum, any share certificate shall include the legend described in Section 7.2(i) of the articles of incorporation and shall state on its face: (a) the name of the Corporation and that it is organized under the law of the State of Hawaii; (b) the name of the person to whom it is issued; and (c) the number and class of shares the certificate represents. The Corporation shall send a notice, which shall include the legend described in Section 7.2(i) of the articles of incorporation, to each holder of uncertificated shares.

Section 6.2 Holder of Record. The Corporation shall be entitled to treat the person whose name appears on the stock books of the Corporation as the owner of any share as the absolute owner thereof for all purposes, and shall not be under any obligation to recognize any trust or equity or equitable claim to or interest in such share, whether or not the Corporation shall have actual or other notice thereof.

Section 6.3 Transfer of Stock. Transfer of stock may be made in any manner permitted by law, but no transfer shall be valid (except between the parties thereto) until the transfer shall have been duly recorded in the stock books of the Corporation and a new certificate or evidence of uncertificated shares are issued. No transfer shall be entered in the stock books of the Corporation, nor shall any new certificate be issued until the old certificate, properly endorsed, shall be surrendered and canceled or proper transfer instructions are received from the holder of uncertificated shares.

Section 6.4 Closing of Transfer Books. The Board of Directors shall have power for any corporate purpose from time to time to close the stock transfer books of the Corporation for a period not exceeding thirty (30) consecutive business days; provided, however, that in lieu of closing the stock transfer books as aforesaid, the Board of Directors may fix a record date for the payment of any dividend or for the allotment of rights or for the effective date of any change, conversion or exchange of capital stock or in connection with obtaining the consent of shareholders in any matter requiring their consent or for the determination of the shareholders entitled to notice of or to vote at any meeting of shareholders, and in any such case, only such shareholders as shall be shareholders of record on the record date so fixed shall be entitled to the rights, benefits and privileges incident to ownership of the shares of stock for which such record date has been fixed, notwithstanding any transfer of stock on the books of the Corporation after such record date.

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Section 6.5 Lost Certificates. The Board of Directors may adopt rules and regulations respecting replacement of lost, destroyed, or mutilated certificates. Subject to those rules or otherwise if no rules are adopted, the Board of Directors may order a new share certificate to be issued in the place of any share certificate alleged to have been lost, destroyed, or mutilated. In every such case, the owner of the lost, destroyed, or mutilated certificate shall be required to file with the Board of Directors sworn evidence showing the facts connected with the loss, destruction, or mutilation. Unless the Board of Directors shall otherwise direct, the owner of the lost, destroyed, or mutilated certificate shall be required to give to the Corporation a bond or undertaking in such sum, in such form, and with such surety or sureties as the Board of Directors may approve to indemnify the Corporation against any loss, damage, or liability that the Corporation may incur by reason of the issuance of a new certificate. Any new certificate issued in the place of any lost, destroyed, or mutilated certificate shall bear the notation “Issued for Lost Certificate No.             .” Nothing in this Section 6.5 shall impair the right of the Board of Directors, in its discretion, to refuse to replace any allegedly lost, destroyed, or mutilated certificate, save upon the order of the court having jurisdiction in the matter.

Section 6.6 Stock Rights and Options. The Corporation may create and issue, whether or not in connection with the issuance and sale of any of its shares or other securities, rights or options entitling the holders thereof to purchase from the Corporation shares of any class or classes. Such rights or options shall be evidenced in such manner as the Board shall approve and, subject to the provisions of the articles of incorporation, shall set forth the terms upon which, the time or times within which, and the price or prices at which, such shares may be purchased from the Corporation upon the exercise of any right or option. The documents evidencing such rights or options may include conditions on the exercise of such rights or options, including conditions that preclude the holder or holders, including any subsequent transferees, of at least a specified percentage of the common stock of the Corporation from exercising such rights or options. No approval by the shareholders of the Corporation shall be required for the issuance of such rights or options to directors, officers or employees of the Corporation or any subsidiary, or to the shareholders or any other person.

Section 6.7 Dividend Record Date. In order that the Corporation may determine the shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the shareholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining shareholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

ARTICLE VII MISCELLANEOUS PROVISIONS

Section 7.1 Proper Officers. Except as hereinafter provided, or as required by law, all checks, notes, bonds, acceptances or other financial instruments, deeds, leases, contracts, licenses, endorsements, stock powers, powers of attorney, proxies, waivers, consents, returns, reports, applications, notices, mortgages and other instruments or writings of any nature which require execution on behalf of the Corporation may be signed by any one officer. However, the Board of Directors may authorize any documents, instruments or writings to be signed by any agents or employees of the Corporation or any one of them in such manner as the Board of Directors may determine from time to time.

Section 7.2 Facsimile Signatures. The Board of Directors may by resolution provide for the execution of checks, warrants, drafts and other orders for the payment of money by a mechanical device or machine or by the use of facsimile signatures under such terms and conditions as shall be set forth in the resolution.

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Section 7.3 Notice by Electronic Transmission.

7.3.1 Without limiting the manner by which notice otherwise may be given to shareholders, notice to shareholders given by the Corporation shall be effective if provided by electronic transmission consented to by the shareholder to whom the notice is given. Any consent shall be revocable by the shareholder by written notice to the Corporation. Any consent shall be deemed revoked if: (a) the Corporation is unable to deliver by electronic transmission two (2) consecutive notices given by the Corporation in accordance with such consent; and (b) the inability to deliver becomes known to the Secretary or an assistant secretary of the Corporation, to the transfer agent, or to any other person responsible for giving notice; provided that the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

7.3.2 Notice given pursuant to Section 7.3.1 of these bylaws shall be deemed given: (a) if by facsimile telecommunication, when directed to a number at which the shareholder has consented to receive notice; (b) if by electronic mail, when directed to an electronic mail address at which the shareholder has consented to receive notice; (c) if by a posting on an electronic network together with separate notice to the shareholder of such specific posting, upon the later of the posting and the giving of such separate notice; and (d) if by any other form of electronic transmission, when directed to the shareholder.

Section 7.4 Shareholder Registration Book. The Corporation shall keep a book for registering the names of all shareholders and showing the number of shares of stock held by them and the time when they became the owners of the shares. The book shall be open at all reasonable times for the inspection of the shareholders. The Secretary of the Corporation or the person having the charge of the book shall give a certified transcript of anything therein contained to any shareholder applying therefore; provided that the shareholder pays a reasonable charge for the preparation of the certified transcript.

ARTICLE VIII

AMENDMENTS OF BYLAWS

Section 8.1 These bylaws may be amended or repealed in accordance with Article VIII of the articles of incorporation.

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ANNEX D

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PART XIV OF THE HAWAII BUSINESS CORPORATION ACT

A.	Right to Dissent and Obtain Payment for Shares.

[§ 414-341.] Definitions.

As used in this part:

“Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

“Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

“Dissenter” means a shareholder who is entitled to dissent from corporate action under section 414-342 and who exercises that right when and in the manner required by sections 414-351 to 414-359.

“Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

“Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

“Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

“Shareholder” means the record shareholder or the beneficial shareholder.

[§ 414-342.] Right to dissent.

(a)	A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(1)	Consummation of a plan of merger to which the corporation is a party:

(A)	If shareholder approval is required for the merger by section 414-313 or the articles of incorporation; provided that the shareholder is entitled to vote on the merger; or

(B)	If the corporation is a subsidiary that is merged with its parent under section 414-314;

(2)	Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(3)	Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(4)	An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(A)	Alters or abolishes a preferential right of the shares;

(B)	Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

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(C)	Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(D)	Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(E)	Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under section 414-74;

(5)	Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

(6)	Consummation of a plan of conversion to which the corporation is the converting entity, if the shareholder is entitled to vote on the plan.

(b)	A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this part may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

[§ 414-343.] Dissent by nominees and beneficial owners.

(a)	A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and the partial dissenter’s other shares were registered in the names of different shareholders.

(b)	A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(1)	The beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2)	The beneficial shareholder does so with respect to all shares of which the beneficial shareholder is the beneficial shareholder or over which the beneficial shareholder has power to direct the vote.

B.	Procedure for Exercise of Dissenters’ Rights.

[§ 414-351.] Notice of dissenters’ rights.

(a)	If proposed corporate action creating dissenters’ rights under section 414-342 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this part and be accompanied by a copy of this part.

(b)	If corporate action creating dissenters’ rights under section 414-342 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in section 414-353.

[§ 414-352.] Notice of intent to demand payment.

(a)	If proposed corporate action creating dissenters’ rights under section 414-342 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:

(1)	Must deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effectuated; and

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(2)	Must not vote the shareholder’s shares in favor of the proposed action.

(b)	A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder’s shares under this part.

[§ 414-353.] Dissenters’ notice.

(a)	If proposed corporate action creating dissenters’ rights under section 414-342 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of section 414-352.

(b)	The dissenters’ notice must be sent no later than ten days after the corporate action was taken, and must:

(1)	State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2)	Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3)	Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(4)	Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered; and

(5)	Be accompanied by a copy of this part.

[§ 414-354.] Duty to demand payment.

(a)	A shareholder sent a dissenters’ notice described in section 414-353 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to section 414-353(b)(3), and deposit the shareholder’s certificates in accordance with the terms of the notice.

(b)	The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(c)	A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this part.

[§ 414-355.] Share restrictions.

(a)	The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 414-357.

(b)	The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

[§ 414-356.] Payment.

(a)	Except as provided in section 414-358, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 414-354 the amount the corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest.

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(b)	The payment must be accompanied by:

(1)	The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2)	A statement of the corporation’s estimate of the fair value of the shares;

(3)	An explanation of how the interest was calculated;

(4)	A statement of the dissenter’s right to demand payment under section 414-359; and

(5)	A copy of this part.

[§ 414-357.] Failure to take action.

(a)	If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b)	If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under section 414-353 and repeat the payment demand procedure.

[§ 414-358.] After-acquired shares.

(a)	A corporation may elect to withhold payment required by section 414-356 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(b)	To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under section 414-359.

[§ 414-359.] Procedure if shareholder dissatisfied with payment or offer.

(a)	A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate (less any payment under section 414-356), or reject the corporation’s offer under section 414-358 and demand payment of the fair value of the dissenter’s shares and interest due, if:

(1)	The dissenter believes that the amount paid under section 414-356 or offered under section 414-358 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(2)	The corporation fails to make payment under section 414-356 within sixty days after the date set for demanding payment; or

(3)	The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(b)	A dissenter waives the dissenter’s right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (a) within thirty days after the corporation made or offered payment for the dissenter’s shares.

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C.	Judicial Appraisal of Shares.

[§ 414-371.] Court action.

(a)	If a demand for payment under section 414-359 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b)	The corporation shall commence the proceeding in the circuit court. If the corporation is a foreign corporation, it shall commence the proceeding in the county in this State where the principal office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located or, if the domestic corporation did not have its principal office in this State at the time of the transaction, then in the city and county of Honolulu.

(c)	The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d)	The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e)	Each dissenter made a party to the proceeding is entitled to judgment:

(1)	For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation; or

(2)	For the fair value, plus accrued interest, of the dissenter’s after- acquired shares for which the corporation elected to withhold payment under section 414-358.

[§ 414-372.] Court costs and counsel fees.

(a)	The court in an appraisal proceeding commenced under section 414-371 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 414-359.

(b)	The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1)	Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 414-351 to 414-359; or

(2)	Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this part.

(c)	If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Set forth below is a description of certain provisions of the HBCA and A&B REIT Holdings’ articles of incorporation and bylaws, as such provisions relate to the indemnification of directors and officers of A&B REIT Holdings. This description is intended only as a summary and is qualified in its entirety by reference to the HBCA and A&B REIT Holdings’ articles of incorporation and bylaws.

Indemnification

The indemnity provisions of A&B REIT Holdings’ articles of incorporation require A&B REIT Holdings to indemnify its directors and officers to the fullest extent permitted by law. Section 414-242 of the HBCA provides that a corporation may indemnify a director, who is a party to a proceeding because he or she is a director of the corporation, against liability incurred in the proceeding if:

•	(i) the individual conducted himself or herself in good faith, (ii) the individual reasonably believed (A) in the case of conduct in the individual’s official capacity, that the individual’s conduct was in the best interests of the corporation, and (B) in all other cases, that the individual’s conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful; or

•	the individual engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation.

To the extent that a director is wholly successful in the defense of any proceeding to which the director was a party in his or her capacity as director of the corporation, the corporation is required by Section 414-243 of the HBCA to indemnify such director for reasonable expenses incurred thereby.

Under Section 414-244 of the HBCA, a corporation, before final disposition of a proceeding, may advance funds to pay for or reimburse the reasonable expenses incurred by a director, who is a party to a proceeding in his/her capacity as a director of the corporation, if the director delivers certain written affirmations and certain undertakings. Under certain circumstances, under Section 414-245 of the HBCA, a director may apply to the court conducting the proceeding or to another court of competent jurisdiction for indemnification or an advance for expenses.

Furthermore, under Section 414-246 of the HBCA, indemnification may be made under Section 414-242 of the HBCA, described above, only as authorized in a specific case upon a determination that indemnification is proper in the circumstances because a director has met the applicable standard. Such determination is to be made:

•	by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding or who do not have a familial, financial, professional or employment relationship with the director whose indemnification is the subject of the decision being made, which relationship would reasonably be expected to influence the director’s judgment when voting on the decision being made;

•	by special legal counsel; or

•	by a majority vote of the shareholders.

Under Section 414-247 of the HBCA, a corporation may indemnify and advance expenses to an officer, who is a party to a proceeding because he or she is an officer of the corporation:

•	to the same extent as a director; and

•	if the person is an officer, but not a director, to such further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors, or contract, except for (i) liability in connection with a proceeding by or in the right of the corporation, other than for reasonable expenses incurred in connection with the proceeding, or (ii) liability arising out of conduct that constitutes (A) receipt by the officer of a financial benefit to which the officer is not entitled, (B) an intentional infliction of harm on the corporation or the shareholders or (C) an intentional violation of criminal law.

The above-described provision applies to an officer who is also a director if the basis on which the officer is made a party to the proceeding is an act or omission solely as an officer. Furthermore, an officer of a corporation who is not a director is entitled to mandatory indemnification under Section 414-243 of the HBCA and may apply to a court under Section 414-245 of the HBCA for indemnification or an advance for expenses, in each case to the same extent to which a director may be entitled to indemnification or advance for expenses.

Limitation of Liability of Directors

A&B REIT Holdings’ articles of incorporation limit the liability of A&B REIT Holdings’ directors in any action brought by shareholders for monetary damages to the fullest extent permitted by the HBCA, which permits a corporation to eliminate directors’ liability in such actions except for:

•	the amount of a financial benefit received by a director to which the director is not entitled;

•	an intentional infliction of harm on the corporation or its shareholders;

•	a violation of Section 414-223 of the HBCA, which relates to distributions to shareholders made in violation of the restrictions set forth in Section 414-111 of the HBCA or in a company’s articles of incorporation; or

•	an intentional violation of criminal law.

Directors’ and Officers’ Insurance

If the merger is completed, A&B REIT Holdings intends to maintain policies that insure the directors and officers of A&B REIT Holdings and its subsidiaries against certain liabilities they may incur in their capacity as directors and officers.

Item 21.	Exhibits.

See the “Exhibit Index,” which follows the signature pages to this registration statement and is herein incorporated by reference.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(f) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(h) That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(i) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(j) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(k) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and County of Honolulu, State of Hawaii, on August 25, 2017.

ALEXANDER & BALDWIN REIT HOLDINGS, INC.

By:	/s/ CHRISTOPHER J. BENJAMIN
Christopher J. Benjamin President and CEO

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date

/s/ CHRISTOPHER J. BENJAMIN Christopher J. Benjamin	President, Director and CEO (Principal Executive Officer)	August 25, 2017

/s/ JAMES E. MEAD James E. Mead	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 25, 2017

/s/ NELSON N.S. CHUN Nelson N.S. Chun	Director	August 25, 2017

/s/ PAUL K. ITO Paul K. Ito	Director	August 25, 2017

EXHIBIT INDEX

Exhibit Number	Document

2.1	Agreement and Plan of Merger, dated as of July 10, 2017, by and among Alexander & Baldwin, Inc., Alexander & Baldwin REIT Holdings, Inc. and A&B REIT Merger Corporation (included as Annex A to the proxy statement/prospectus that is part of this registration statement)

3.1	Articles of Incorporation of Alexander & Baldwin REIT Holdings, Inc. (included as Annex B to the proxy statement/prospectus that is part of this registration statement)

3.2	Bylaws of Alexander & Baldwin REIT Holdings, Inc. (included as Annex C to the proxy statement/prospectus that is part of this registration statement)

5.1	Form of Opinion of Cades Schutte LLP as to legality of the securities being issued

8.1	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to U.S. federal income tax matters

8.2	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to U.S. federal income tax matters

10.1	Amended and Restated Operating Agreement of Kukui`ula Development Company (Hawaii), LLC, dated as of May 1, 2009, by and between KDC, LLC, a Hawaii limited liability company, and DMB Kukui`ula LLC, an Arizona limited liability company (incorporated by reference to Exhibit 10.6 to Amendment No. 2 to A&B’s Form 10, filed on May 21, 2012).

10.2	First Amendment to the Amended and Restated Operating Agreement of Kukui`ula Development Company (Hawaii), LLC, dated as of September 28, 2010, by and between KDC, LLC, a Hawaii limited liability company, and DMB Kukui`ula LLC, an Arizona limited liability company (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to A&B’s Form 10, filed on May 21, 2012).

10.3	Second Amendment to the Amended and Restated Operating Agreement of Kukui`ula Development Company (Hawaii), LLC, dated as of July 20, 2011, by and between KDC, LLC, a Hawaii limited liability company, and DMB Kukui`ula LLC, an Arizona limited liability company (incorporated by reference to Exhibit 10.8 to Amendment No. 2 to A&B’s Form 10, filed on May 21, 2012).

10.4	General Contract of Indemnity, dated as of June 13, 2006, by and among Alexander & Baldwin, Inc., Kukui`ula Development Company (Hawaii), LLC, DMB Kukui`ula LLC, and DMB Communities LLC, in favor of Travelers Casualty and Surety Company of America (incorporated by reference to Exhibit 10.1 to A&B’s Current Report on Form 8-K, dated June 14, 2006).

10.5	Mutual Indemnification Agreement, dated as of June 14, 2006, by and among Kukui`ula Development Company (Hawaii), LLC, DMB Kukui`ula LLC, DMB Communities LLC, and Alexander & Baldwin, Inc. (incorporated by reference to Exhibit 10.2 to A&B’s Current Report on Form 8-K, dated June 14, 2006).

10.6	General Agreement of Indemnity, dated as of August 30, 2006 and entered into on September 5, 2006, by and among Alexander & Baldwin, Inc., Kukui`ula Development Company (Hawaii), LLC, and DMB Communities LLC, in favor of Safeco Insurance Company of America (incorporated by reference to Exhibit 10.1 to A&B’s Current Report on Form 8-K, dated September 5, 2006).

10.7	Mutual Indemnification Agreement, dated as of August 30, 2006 and entered into on September 5, 2006, by and among Kukui`ula Development Company (Hawaii), LLC, DMB Kukui`ula LLC, DMB Communities LLC, and Alexander & Baldwin, Inc. (incorporated by reference to Exhibit 10.2 to A&B’s Current Report on Form 8-K, dated September 5, 2006).

Exhibit Number	Document

10.8	Credit Agreement, dated as of June 4, 2012, by and among Alexander & Baldwin, LLC (formerly known as Alexander & Baldwin, Inc.), First Hawaiian Bank, Bank of America, N.A. and the other lenders party thereto (incorporated by reference to Exhibit 10.2 to A&B’s Current Report on Form 8-K, dated June 4, 2012).

10.9	First Amendment to Credit Agreement, dated as of December 18, 2013, by and among Alexander & Baldwin, LLC, Grace Pacific LLC, Alexander & Baldwin, Inc., A&B II, LLC, Bank of America, N.A., and First Hawaiian Bank (incorporated by reference to Exhibit 10.a.(xvi) to A&B’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015).

10.10	Amended and Restated Credit Agreement, dated as of December 10, 2015, by and among Alexander & Baldwin, LLC, Grace Pacific LLC, Bank of America N.A., and other lenders party thereto (incorporated by reference to Exhibit 10.a.(xvii) to A&B’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015).

10.11	Amended and Restated Note Purchase and Private Shelf Agreement, dated as of June 4, 2012, by and among Alexander & Baldwin, LLC (formerly known as Alexander & Baldwin, Inc.), Prudential Investment Management, Inc. and the other purchasers party thereto (incorporated by reference to Exhibit 10.1 to A&B’s Current Report on Form 8-K, dated June 4, 2012).

10.12	Modification to Amended and Restated Note Purchase and Private Shelf Agreement, dated as of September 27, 2013, by and among Alexander & Baldwin, LLC, Alexander & Baldwin, Inc., Prudential Investment Management, Inc. and the other purchasers party thereto (incorporated by reference to Exhibit 10.a.(xviii) to A&B’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013).

10.13	Second Amended and Restated Note Purchase and Private Shelf Agreement, dated as of December 10, 2015, by and among Alexander & Baldwin, Inc., Alexander & Baldwin, LLC, Prudential Investment Management, Inc., and certain affiliates of Prudential Investment Management, Inc. (incorporated by reference to Exhibit 10.a.(xx) to A&B’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015).

10.14	Limited Guaranty, dated as of November 30, 2012, by and among A & B Properties, Inc., First Hawaiian Bank, Wells Fargo Bank N.A., Bank of Hawaii and Central Pacific Bank (incorporated by reference to Exhibit 10.1 to A&B’s Current Report on Form 8-K, dated December 4, 2012).

10.15	Completion Guaranty, dated as of November 30, 2012, by and among A & B Properties, Inc., First Hawaiian Bank, Wells Fargo Bank N.A., Bank of Hawaii and Central Pacific Bank (incorporated by reference to Exhibit 10.2 to A&B’s Current Report on Form 8-K, dated December 4, 2012).

10.16	Note and Mortgage Assumption Agreement, dated as of January 15, 2013, by and among U.S. Bank National Association, as trustee for Morgan Stanley Capital I Inc., Commercial Mortgage Pass-Through Certificates, Series 2006-IQ11, TNP SRT Waianae Mall, LLC, and A&B Waianae LLC (incorporated by reference to Exhibit 10.a.(xx) to A&B’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012).

10.17	Loan Assumption and Amendment to Loan Documents, dated as of September 17, 2013, by and among PHSC Holdings, LLC, ABP Pearl Highlands LLC, Pearl Highlands LLC and The Northwestern Mutual Life Insurance Company (incorporated by reference to Exhibit 10.a. (xxii) to A&B’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013).

10.18	Promissory Note, dated as of December 1, 2014, by and between ABP Pearl Highlands LLC and The Northwestern Mutual Life Insurance Company (incorporated by reference to Exhibit 10.1 to A&B’s Current Report on Form 8-K, dated December 1, 2014).

10.19	Mortgage and Security Agreement, dated as of December 1, 2014, by and between ABP Pearl Highlands LLC and The Northwestern Mutual Life Insurance Company (incorporated by reference to Exhibit 10.2 to A&B’s Current Report on Form 8-K, dated December 1, 2014).

Exhibit Number	Document

10.20	Form of Lock-Up Agreement, dated as of June 6, 2013, by and among Alexander & Baldwin, Inc., A&B II, LLC and the shareholder party thereto (incorporated by reference to Exhibit 10.2 to A&B’s Form S-4, filed July 5, 2013).

10.21	Purchase and Sale Agreement and Joint Escrow Instructions, dated as of October 18, 2013, by and between Castle Family LLC, Castle 1974 LLC, Castle Residuary LLC, and Castle Kaopa LLC, on one hand, and Alexander & Baldwin, Inc., on the other (incorporated by reference to Exhibit 10.1 to A&B’s Current Report on Form 8-K, dated November 19, 2013).

10.22	First Amendment of Purchase and Sale Agreement and Joint Escrow Instructions, dated as of November 18, 2013, by and between Castle Family LLC, Castle 1974 LLC, Castle Residuary LLC, and Castle Kaopa LLC, on one hand, and Alexander & Baldwin, Inc., on the other (incorporated by reference to Exhibit 10.2 to A&B’s Current Report on Form 8-K, dated November 19, 2013).

10.23	Purchase and Sale Agreement and Joint Escrow Instructions, dated as of October 18, 2013, by and between Harold K. L Castle Foundation and Alexander & Baldwin, Inc. (incorporated by reference to Exhibit 10.3 to A&B’s Current Report on Form 8-K, dated November 19, 2013).

10.24	First Amendment of Purchase and Sale Agreement and Joint Escrow Instructions, dated as of November 18, 2013, by and between Harold K. L Castle Foundation and Alexander & Baldwin, Inc. (incorporated by reference to Exhibit 10.4 to A&B’s Current Report on Form 8-K, dated November 19, 2013).

10.25	Term Loan Agreement, dated as of November 5, 2013, by and among Kukui`ula Village LLC, Bank of America, N.A., and the other financial institutions party thereto (incorporated by reference to Exhibit 10.a.(xxviii) to A&B’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013).

10.26	Real Estate Term Loan Agreement, dated as of November 5, 2013, by and among Kukui`ula Village LLC, Kukui`ula Development Company (Hawaii), LLC, Bank of America, N.A., and the other financial institutions party thereto (incorporated by reference to Exhibit 10.a.(xxix) to A&B’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013).

10.27	Promissory Note, dated as of August 1, 2016, by ABL Manoa Marketplace LF LLC, A&B Manoa LLC, ABL Manoa Marketplace LH LLC, and ABP Manoa Marketplace LH LLC to First Hawaiian Bank (incorporated by reference to Exhibit 10.a.(xxxiv) to A&B’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016).

10.28	Mortgage, Security Agreement and Fixture Filing, dated as of August 1, 2016, by ABL Manoa Marketplace LF LLC, A&B Manoa LLC, ABL Manoa Marketplace LH LLC, and ABP Manoa Marketplace LH LLC to First Hawaiian Bank (incorporated by reference to Exhibit 10.a.(xxxv) to A&B’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016).

10.29	Alexander & Baldwin, Inc. 2012 Incentive Compensation Plan (incorporated by reference to Exhibit 99.1 to A&B’s Form S-8, filed on June 29, 2012).

10.30	Amendment No. 1 to Alexander & Baldwin, Inc. 2012 Incentive Compensation Plan, effective as of January 24, 2017 (incorporated by reference to Exhibit 10.b.1.(ii) to A&B’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016).

10.31	Form of Notice of Stock Option Grant (incorporated by reference to Exhibit 99.2 to A&B’s Form S-8, filed on June 29, 2012).

10.32	Form of Stock Option Agreement for Executive Employees (incorporated by reference to Exhibit 99.4 to A&B’s Form S-8, filed on June 29, 2012).

10.33	Form of Notice of Time-Based Restricted Stock Unit Grant (incorporated by reference to Exhibit 10.b.1.(iv) to A&B’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012).

Exhibit Number	Document

10.34	Form of Time-Based Restricted Stock Unit Agreement for Executive Employees (incorporated by reference to Exhibit 10.b.1.(v) to A&B’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012).

10.35	Form of Restricted Stock Unit Agreement for Non-Employee Directors (incorporated by reference to Exhibit 99.8 to A&B’s Form S-8, filed on June 29, 2012).

10.36	Form of Restricted Stock Unit Agreement for Non-Employee Directors (Deferral Election) (incorporated by reference to Exhibit 99.9 to A&B’s Form S-8, filed on June 29, 2012).

10.37	Form of Notice of Performance-Based Restricted Stock Unit Grant (incorporated by reference to Exhibit 99.10 to A&B’s Form S-8, filed on June 29, 2012).

10.38	Form of Performance-Based Restricted Stock Unit Agreement for Executive Employees (incorporated by reference to Exhibit 99.12 to A&B’s Form S-8, filed on June 29, 2012).

10.39	Form of Universal Stock Option Agreement for Substitute Options-Executive Officers (2007 Plan) (incorporated by reference to Exhibit 99.13 to A&B’s Form S-8, filed on June 29, 2012).

10.40	Form of Universal Stock Option Agreement for Substitute Options (1998 Plan) (incorporated by reference to Exhibit 99.15 to A&B’s Form S-8, filed on June 29, 2012).

10.41	Form of Universal Stock Option Agreement for Substitute Options (1998 Non-employee Director Plan) (incorporated by reference to Exhibit 99.16 to A&B’s Form S-8, filed on June 29, 2012).

10.42	Form of Universal Restricted Stock Unit Award Agreement for Substitute Awards-Executive Officer (2007 Plan) (incorporated by reference to Exhibit 99.17 to A&B’s Form S-8, filed on June 29, 2012).

10.43	Form of Universal Restricted Stock Unit Award Agreement for Substitute Awards-Non-employee Board Member (incorporated by reference to Exhibit 99.19 to A&B’s Form S-8, filed on June 29, 2012).

10.44	Form of Universal Restricted Stock Unit Award Agreement for Substitute Awards-Non-employee Board Member (Deferral Elections) (incorporated by reference to Exhibit 99.20 to A&B’s Form S-8, filed on June 29, 2012).

10.45	Form of Restricted Stock Unit Award Agreement for Substitute 2012 Performance-Based Award-Executive Officer (incorporated by reference to Exhibit 99.21 to A&B’s Form S-8, filed on June 29, 2012).

10.46	Form of Notice of Award of Performance Share Units (incorporated by reference to Exhibit 10.2 to A&B’s Current Report on Form 8-K, dated January 28, 2013).

10.47	Form of Performance Share Unit Award Agreement (incorporated by reference to Exhibit 10.1 to A&B’s Current Report on Form 8-K, dated January 28, 2013).

10.48	Form of Notice of Award of Performance Share Units (incorporated by reference to Exhibit 10.b.1.(xix) to A&B’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

10.49	Form of Performance Share Unit Award Agreement (incorporated by reference to Exhibit 10.b.1.(xx) to A&B’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

10.50	Form of Letter Agreement (incorporated by reference to Exhibit 10.1 to A&B’s Current Report on Form 8-K, dated June 28, 2012).

10.51	Alexander & Baldwin, Inc. Executive Severance Plan (incorporated by reference to Exhibit 10.2 to A&B’s Current Report on Form 8-K, dated June 28, 2012).

10.52	Alexander & Baldwin, Inc. One-Year Performance Improvement Incentive Plan (incorporated by reference to Exhibit 10.3 to A&B’s Current Report on Form 8-K, dated January 28, 2013).

Exhibit Number	Document

10.53	Amendment No. 1 to Alexander & Baldwin, Inc. One-Year Performance Improvement Incentive Plan, dated as of July 29, 2014 (incorporated by reference to Exhibit 10.b.1(xxii) to A&B’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014).

10.54	Alexander & Baldwin, Inc. Excess Benefits Plan (incorporated by reference to Exhibit 10.4 to A&B’s Current Report on Form 8-K, dated June 28, 2012).

10.55	Amendment No. 1 to the Alexander & Baldwin, Inc. Excess Benefits Plan, effective as of March 1, 2013 (incorporated by reference to Exhibit 10.b.1(xxiii) to A&B’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

10.56	Alexander & Baldwin, Inc. Deferred Compensation Plan for Outside Directors (incorporated by reference to Exhibit 10.b.1(xxii) to A&B’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

10.57	Alexander & Baldwin, Inc. Retirement Plan for Outside Directors (incorporated by reference to Exhibit 10.b.1(xxiii) to A&B’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

10.58	Amendment No. 1 to the Alexander & Baldwin, Inc. Retirement Plan for Outside Directors, effective as of March 1, 2013 (incorporated by reference to Exhibit 10.b.1(xxvi) to A&B’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

10.59	Letter Agreement, dated as of October 22, 2009, by and between Alexander & Baldwin, Inc. and W. Allen Doane (incorporated by reference to Exhibit 10.b.1(lxxii) to A&B’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009).

10.60	Independent Contractor Agreement, dated as of January 1, 2016, by and between Grace Pacific LLC and David C. Hulihee (incorporated by reference to Exhibit 10.b.1(xxxi) to A&B’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015).

10.61	Retention Agreement, dated July 10, 2017, between Alexander & Baldwin, Inc. and Paul K. Ito (incorporated by reference to Exhibit 10.1 to A&B’s Current Report on Form 8-K, dated July 10, 2017).

10.62	Executive Employment Agreement, dated July 10, 2017, between Alexander & Baldwin, Inc. and James E. Mead (incorporated by reference to Exhibit 10.2 to A&B’s Current Report on Form 8-K, dated July 10, 2017).

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Deloitte & Touche LLP.

23.3	Consent of KKDLY LLC – Kewalo Development LLC.

23.4	Consent of KKDLY LLC – The Collection LLC.

23.5	Consent of Cades Schutte LLP (included in Exhibit 5.1).

23.6	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1 and Exhibit 8.2).

99.1	Form of Proxy Card for the Special Meeting of Alexander & Baldwin, Inc.